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DAT : 4/26/07

082-03893

~~Nedbank Group~~

2006 Annual Report

Nedcor Ltd

AR/S
12-31-06


GROW

MAKE THINGS HAPPEN

NEDBANK
GROUP

A Member of the OLD MUTUAL Group

2006

Contents

Group at a glance

Nedbank Group profile

Nedbank Group Limited is a bank holding company, which operates as one of the four largest banking groups in South Africa through its principal banking subsidiaries, Nedbank Limited and Imperial Bank Limited, in which it has a 50,1% interest. The company's ordinary shares have been listed on JSE Limited since 1969.

The group offers a wide range of wholesale and retail banking services through three main business clusters: Nedbank Corporate; Nedbank Capital; and Nedbank Retail. Nedbank Group focuses on southern Africa, with the group positioned to be a bank for all – both from a retail and a wholesale banking perspective. The principal services offered by the group are corporate and retail banking, property finance, investment banking, private banking, foreign exchange and securities trading. Nedbank Group also generates income from private equity, credit card acquiring and processing services, custodial services, collective investments, trust administration, asset management services and bancassurance.

Imperial Bank focuses mostly on motor vehicle finance, which it markets through its Motor Finance Corporation (MFC) brand. In addition, it also offers property, medical and aviation finance.

Nedbank Group's headoffice is in Sandton, Johannesburg, with large operational centres in Durban and Cape Town, which are complemented by an extensive branch and support network throughout South Africa and facilities in Lesotho, Malawi, Namibia, Swaziland and Zimbabwe. These facilities are operated through Nedbank Group's eight subsidiary and/or affiliated banks, as well as through branches and representative offices in London and on the Isle of Man to meet the international banking requirements of the group's South African-based multinational and private clients.

Divisional contribution to headline earnings



Nedbank Capital
Nedbank Corporate
Nedbank Retail
Imperial Bank
Shared Services
Central Management
1 145
2 553
1 463
193
(176)
(743)
971
1 894
896
147
104
(845)
2006
2005

Number of employees: 24 034

Employment equity



41,7%
58,3%
White
Black

Increase from 30,2% black managers in 2005 to 34% in 2006

Gender split of employees



38%
62%
Male
Female





Financial highlights

		2006	2005	% change
Headline earnings	Rm	**4 435**	3 167	40,0
Income attributable to shareholders	Rm	**4 533**	3 836	18,2
Earnings per share				
Headline	cents	**1 110**	797	39,3
Diluted headline	cents	**1 076**	791	36,0
Basic	cents	**1 135**	966	17,5
Dividend declared per share	cents	**493**	290	70,0
Tangible net asset value per share	cents	**5 106**	4 351	17,4
Net interest income to average interest-earning banking assets	%	**3,92**	3,55	
Impairments charge to average advances	%	**0,52**	0,49	
Non-interest revenue to total income	%	**46,3**	49,8	
Group capital adequacy ratio	%	**11,8**	12,9	
Average interest-earning banking assets	Rm	**279 733**	240 216	
Total assets	Rm	**424 912**	352 258	
Return on total assets	%	**1,14**	0,93	
				2007 target
Return on ordinary shareholders' equity	%	**18,6**	15,5	20,0
Efficiency ratio	%	**58,2**	64,8	55,0

Refer to page 284 for definitions of terms used

Earnings reconciliation

		2006	2005	
Profit attributable to equity holders of the parent	Rm	**4 533**	3 836	18,2
Non-headline earnings items	Rm	**98**	669	
Non-trading and capital items	Rm	**124**	701	
Taxation on non-trading and capital items	Rm	**(26)**	(32)	
Headline earnings	Rm	**4 435**	3 167	40,0

South African market share (banks)

	%
Total assets	19,74
Total deposits	21,03
Total advances	19,85

ATMs

Nedbank	1 235
Old Mutual Bank	48
Total	1 283
Self-service terminals	316
Total	1 599

Black shareholding: BEE scheme

% of total shareholders	9,33
% of South African operations	11,50

GROW

Branches

Conventional branches in South Africa	441
Personal loans branches	22
Personal loans kiosks	250
Private banking and client suites	26
Wholesale banking outlets in South Africa	80
Imperial Bank branches	17
Africa and international branches	34
Banking outlets	27
Mobile banking branches and outlets	72
Pick 'n Pay stores	326
Cash centres	15
Total outlets	1 310

Group targets and objectives

Financial targets

The group is committed to meeting its 2007 financial targets of

- 20% return on shareholders' equity and
- 55% efficiency ratio

although the efficiency ratio target has become more challenging as a result of increased investment in distribution and sales capacity.

	Performance in 2006	Medium- to long-term financial targets after 2007
Return on ordinary shareholders' equity	18,6% (22,1% excluding goodwill)	ROE greater than 20% and ROE (excluding goodwill) 10% above the group's monthly weighted average cost of ordinary shareholders' equity
Efficiency ratio	58,2%	Maintaining an efficiency ratio of less than 55%
Fully diluted HEPS growth	36,0%	Growth in fully diluted HEPS of at least average CPIX plus GDP growth plus 5%
Impairments charge as a % of average advances	0,52%	An impairments charge of between 0,55% and 0,85% of average advances
Capital adequacy ratios (Basel II)	N/A	Tier 1: 8,0 – 9,0 %
	N/A	Total: 11,0 – 12,0%
Economic capital adequacy	A-	Adequate capitalisation to a 99,9% (A-) confidence on an economic capital basis plus a 15% buffer
Dividend cover	2,25 times	2,25 to 2,75 times cover

Earnings



Headline earnings (Rm)
Attributable earnings (Rm)
*Pre-IFRS
2 476
875
55
(1 600)
1 743
1 528
3 167
3 836
4 435
4 533
02*
03*
04
05
06

Equity



Ordinary shareholders equity (Rm)
Return on ordinary shareholders equity (Rm)
*Pre-IFRS
17 046
11 647
18 337
22 490
25 116
02*
03*
04
05
06

Group objectives for 2006	Refer page	Progress in 2006
Achieve financial objectives to meet 2007 targets	10	Good progress made towards 2007 targets with 2006 ROE of 18,6% and an efficiency ratio of 58,2%. The 2007 efficiency ratio target has become more challenging as a result of accounting changes and our increased investment in distribution and the brand.
Build credible three-year plans to ensure a long-term focus	10	Comprehensive strategy review resulting in key strategic choices and change thrusts that will position the group for the future. The Nedbank Group 2007 – 2009 business plans approved by the Nedbank Board.
Build a high-performance culture	10	Significant improvements in staff morale and client satisfaction from various initiatives.
Achieve profitable asset growth in line with the market	10	Market share improvements were below original targets in the early stages of the year. However, as the year progressed improvements were achieved in several key categories, particularly retail mortgages, card and other private sector loans (mainly corporate lending). The impact of initially growing at a slower rate than the market did not have a significant effect on the group's progress against its three-year plan as the market as a whole, and particularly the retail banking sector, grew more than initially expected.
Drive quality transactional banking growth	11	New integrated electronic banking platform launched in Nedbank Corporate with more than 2 429 clients migrated.
		Nedbank Retail nets client growth for the first time in three years as a result of expanded branch footprint, reduced fees, improved service levels, etc.
Deliver worldclass service	11	Existing service initiatives show good progress. The Nedbank Retail client management assessment showed Nedbank Retail as marginally above the average global service benchmark. Corporate Banking, Nedbank Investor Services and Property Finance continued to be the top-rated financial service providers in their respective segments as measured by internal and independent external client surveys.
Transform beyond FSC targets	**11**	We exceeded most 2006 FSC targets.
Unleash group synergies	**12**	Increased cooperation within Nedbank and among local Old Mutual subsidiaries resulting in tangible benefits realised across the group.
Optimise risk and capital	12	FICA and Basel II implementations on track.
		Credit risk management remains strong.
		Market risk management function decentralised during 2006.
		Active capital management resulting in R1,5 billion share buyback and R3 billion new subordinated debt.
		National Credit Act (NCA) remains an industry- and bank-specific challenge.
Improve innovation	13	Various new products, services and business ventures launched. Examples include iMPi (mobile cellphone-based payment solution), the launch of NetBank electronic transaction banking platform, the Nedbank Positive Return Fund and the SAA Voyager cards.
Improve management information systems	13	General improvement in key business metrics and reporting, as well as good progress on the Financial Planning Architecture Programme.
Reposition the brand	13	Launched Make Things Happen brand campaign. Substantial increase in marketing activity across the bank.
		Significant increases in brand awareness and acceptance of Nedbank as a bank for all South Africans.

Nedbank Group progress from 2003 to 2006



Nedbank share price (cents)
Headline earnings (Rm)
Key events
June 2003
Dec 2003
June 2004
Dec 2004
June 2005
Dec 2005
June 2006
Dec 2006
Share price (cents)
Headline earnings (Rm)
16 000
14 000
12 000
10 000
8 000
6 000
4 000
2 000
0
5 000
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
R55m
R1 743m
R3 167m
R4 435m
· Sale of Didata shares
· Tom Boardman appointed as new CEO
· New executive team appointed
· New Nedbank Corporate and Nedbank Capital structure announced
· Strategic recovery programme launched, including disposal of non-core assets, derisking the bank against FX and interest rate changes, etc
· Old Mutual injects R2bn secondary capital
· Group organisational restructure announced to improve accountability and become more client-focused
· 2003 results announced
· Headline earnings down 98%
· ROE: 0,4%
· Voluntary retrenchment plan announced
· Raised R5,2bn primary capital through rights issue
· Corporate Transactional Banking Unit established
· Chiswell and Stenham Gestinor sold
· Strategy, values and brand staff workshops held
· Retail reorganisation announced
· ENF sold
· 2004 results announced
· Headline earnings up >100%
· ROE: 11,0%
· BoE merger completed
· BEE deal and Eyethu schemes launched
· Completed sale of Net1 Aplitec shares
· AGM approval to change brand from Nedcor to Nedbank Group
· Peoples Bank integration completed
· Leading for Deep Green Programme initiated
· 2005 results announced · Headline earnings up 81,7% · ROE: 15,5%
· Make Things Happen brand expression launched
· SBM shares sold
· Nedbank Board Chairman, Reuel Khoza, takes office
· Nedbank Retail announced 13% average reduction in bank charges
· Announced Nedbank Namibia BEE deal
· Early signs of market share gains
· Competition Commission inquiry launched
· R1,5bn share buyback and R3bn new subordinated debt issued
· Nedbank named The Banker's SA Bank of the Year
· 2006 results announced
· Headline earnings up 40%
· ROE: 18,6%

Geographic spread of Nedbank Group operations



Points of presence in Europe
Isle of Man
Ireland
United Kingdom
London
Guernsey
Jersey
Malawi
Zimbabwe
Namibia
Swaziland
Lesotho
South Africa
Points of presence in southern Africa
Nedbank
Old Mutual Bank
LIMPOPO
NORTH WEST
GAUTENG
MPUMALANGA
FREE STATE
KWAZULU-NATAL
NORTHERN CAPE
EASTERN CAPE
WESTERN CAPE

NEDBANK GROUP

Review of 2006

During 2006 Nedbank Group made significant progress across its 12 short- and medium-term strategic objectives set out in the 2005 annual report.

(1) Achieve financial objectives to meet 2007 targets

- While the 55% efficiency target has become more challenging, primarily as a result of increased investment in distribution and sales capacity, good progress was made in returning the group closer to peer benchmark financial performance.
- The group's ROE for 2006 has increased to 18,6%, achieving headline earnings growth of 40,0% and an efficiency ratio of 58,2%. This improved financial performance was driven by the continued recovery and strong growth in 2006 of Nedbank Retail's business, strong contributions from Nedbank Corporate and Nedbank Capital and continued cost consciousness in support units.

(2) Build credible three-year plans to ensure a long-term focus

- Key future-shaping forces have been identified and strategic decisions made to position Nedbank for the future. This culminated in a set of strategic business plans designed to build on the solid foundations laid over the past three years. In November 2006 the Nedbank board approved the 2007 – 2009 business plan.

(3) Build a high-performance culture

- A positive shift in staff morale was reported in the 2006 employee survey results. These results showed improvements of up to 11,1 percentage points in the categories measured by the group, with the highest improvements in the leadership and transformation categoties. All areas in Nedbank Group work hard on communicating with staff, ensuring strategies were clear, addressing performance and remuneration issues, and motivating people. The shift in moral was also significantly impacted by the successful implementation of two programmes:
- Leading for Deep Green focused on building competencies around leadership and strategy as well as personal transformation among the top leadership in the group.
- Project Catalyst saw the implementation of foundational people practices, which were underpinned by the principles of fairness and equity.



Staff survey
2006
2005
Overall
66,3
59,6
Ethics
78,1
79,1
Direction
72,3
69,3
Management style
72,3
69,7
Communication
71,6
67,1
Leadership
71,2
60,1
Training and development
69,3
63,3
Change and transformation
67,7
58,3
Relationships and trust
63,9
61,2
Culture and Values
63,4
55,7
Diversity
60,9
57,2
Policies and procedures
58,4
50,4
Rewards, recognition and performance management
56,3
49,0

(4) Achieve profitable asset growth in line with the market

- During early 2006 market share improvements were below original targets. However, the latter part of the year saw a change in course in key categories, particularly retail mortgages, card and other private sector loans (mainly corporate lending). The impact of initially growing at a slower rate than the market did not have a significant effect on the group's progress against its three-year plan, as the market as a whole, and particularly the retail banking sector, grew more than initially expected and demand for corporate lending picked up ahead of the expected infrastructural development in the country.
- Nedbank Capital and Nedbank Corporate maintained strong market shares while Nedbank Property Finance continued to be the dominant player among the banks in commercial and industrial property finance.
- Nedbank Retail maintained its significant market share in card acquiring. Various actions aimed at gaining future market share in retail advances and transactional revenue have been put in place, including new client segmentation models, realigned pricing and reduced transactional fees, making Nedbank the most affordable bank for entry-level accounts.

(5) Drive quality transactional banking growth

- Net new primary clients grew for the first time in three years. The group has created focused transaction banking teams and is implementing a range of initiatives to improve cross-selling, upselling, client service, pricing and bancassurance.
- Nedbank Corporate launched the first phase of its integrated electronic banking offering (NetBank Business), which is rapidly being rolled out to commercial clients. Phase 2 will focus on enhanced functionality for corporate clients during 2007. This new offering has enabled Nedbank to acquire a number of new clients, including clients in sectors where it has not been active in the past, such as provincial governments, where it won the tender for the Western Cape provincial government.
- Nedbank Retail's expanding branch and outlet footprint has improved accessibility and reach. This, together with a more outward focus, positions the group to grow transactional revenue. The group's bancassurance revenue continued to grow, with new-business premiums increasing by 13% in 2006.

(6) Deliver worldclass service

- Foundations are being put in place to deliver worldclass service. In addition to various existing service initiatives showing good progress, the Retail cluster completed a client management assessment, showing Nedbank slightly above the average global service benchmark. A project team is currently analysing areas in need of improvement and compiling an holistic strategy to ensure that service becomes the group's primary differentiator.
- For wholesale clients the group continued to embed its coverage model, drive strategic account planning and optimise various processes. During the year international distribution and servicing capability improved with, among others, an alliance concluded with ABN AMRO (Europe).
- Corporate Banking, Nedbank Investor Services and Property Finance continued to be the top-rated financial service providers in their respective segments, as measured by client surveys.
- Nedbank Capital has cemented its 'top two' position in corporate finance and advisory business.
- Nedbank received the BusinessMap BEE Top Commercial Financier Award in 2006.

(7) Transform beyond FSC targets

- The group continued to make progress in all aspects of transformation. Good progress was made on meeting employment equity targets across all management levels. Black representation on the Nedbank board has increased to 47% and Reuel Khoza was appointed as the group's first black chairman. Of the executive committee 30% is black.
- A significant increase in BEE procurement spending from 34,9% in 2005 to 46,0% in 2006 was achieved.
- The 2008 industry target of opening eight FSC branches was achieved in December 2006, while at the same time exceeding the 2008 target for black SME financing during November 2006. An agreement with Khula Development Finance for support of black SMEs has been finalised.
- Nedbank substantially exceeded the industry-agreed BEE transaction financing targets for the second year. Internal targets for transformational infrastructure were met in 2006, but continuing regulatory and market conditions for obtaining access to projects to finance remained challenging.
- Good progress has been made and various business opportunities identified through leveraging the relationships with our black business partners AKA Capital, The Brimstone Consortium and The Wiphold Consortium.



BEE AWARDS 2006
Nedbank Limited

- Nedbank's Mzansi market share increased from 11,4% in 2005 to above 15% at December 2006.
- During the year the group established an affordable-housing development investment unit, which has several projects in the pipeline. In addition, Nedbank concluded a €40 million affordable-housing funding agreement with Agence Française de Développement.
- The Nedbank Foundation is shifting its focus to early-childhood development and education projects. The launch of the Nedbank Youth Development Centre was one of the major projects initiated in 2006. During 2006 the group contributed more than R42 million to a broad range of community projects through the Nedbank Foundation and BoE Foundation, as well as the Green, Sports and Arts & Culture Trusts and The Nelson Mandela Children's Fund.
- Nedbank received the international award for 'Corporate Social Responsibility Bank of the Year' in emerging markets for the second consecutive year at *The Banker's* 2006 Awards in London. During 2006 Nedbank was also rated first in its category in the local JSE Socially Responsible Investment Index and again included in the Dow Jones World Sustainability Index.
- More detail on transformation initiatives and progress on the FSC can be found in the Nedbank 2006 Sustainability Report.
- Nedbank received an 'AAA' rating (the highest category) from Innovest Strategic Value Advisors Inc, the global leader in providing 'non-traditional' research including drivers of risk and shareholder value in the environmental, social and strategic governance space, in its latest Global Sector Report covering 263 banks and diversified financial companies around the world.

8 Unleash group synergies

- A joint southern Africa strategy for the three Old Mutual Group companies was initiated to identify revenue-generating and cost-saving opportunities across the combined client base of over six million clients. Projects in which Nedbank is involved include the outsourcing of all data and voice networks in conjunction with Old Mutual (South Africa), joint procurement spending using the group's greater bargaining power, and bancassurance.
- Good progress has been made in driving synergies within Nedbank, particularly between Nedbank Capital and Nedbank Corporate, and in the card-acquiring area between Nedbank Corporate and Nedbank Retail.

9 Optimise risk and capital

- Nedbank maintained good credit and risk management disciplines.
- Credit rating and pricing models largely all built by the end of 2005 have been implemented across the group so as to further improve the management of risk and return. These credit models also form the basis of the group's readiness to adopt the Advanced Internal Ratings Based (AIRB) approach for credit from the implementation date of Basel II (1 January 2008).
- Both the FICA and Basel II implementations are on track.
- The market risk function was reviewed and restructured to make the business clusters take more accountability for risk management and strengthen the risk-monitoring function.
- Active capital management was executed in line with board mandates. During the year R1,5 billion share buybacks were concluded at an average price of R109,04 and R3 billion new subordinated debt issued in conjunction with the redemption of R2 billion expensive subordinated debt.
- Nedbank became the first local financial services institution to obtain PASA compliance.
- The implementation of the NCA remains an industry- and bank-specific challenge and priority.


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1234 5678


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IN BRIEF
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10 Improve innovation

- In 2006 the group became significantly externally client-focused following the inward focus of the recovery programme.
- Altogether 56 innovation projects and 39 fast-cycle projects, representing an investment in excess of R500 million, were delivered.
- The Nedbank Corporate Channel Conversion Project progressed well during the year, with over 2 429 clients converted to the new worldclass system.
- Nedbank Capital has delivered various innovative product solutions across its portfolio, one of which is the derivative product, contracts for difference.
- Nedbank Retail has launched various innovative products, including the Nedbank Transactor Account, Nedbank Everyday Account, Small-business Services Startup Account, Balance Transfer, iMPi (mobile cellphone-based payment solution), Nedbank Positive Return Fund and the SAA Voyager Programme.

11 Improve management information systems

- A general improvement in key business metrics and reporting is evident.
- The Financial Planning Architecture Programme has progressed well. The primary characteristics of the solution are:
  - the integration of financial and risk architectures;
  - a single enterprise data warehouse ensuring consistency of data used for reporting;
  - standardisation across the group to reduce manual-intensive reconciliation processes;
  - groupwide integrated planning, budgeting and forecasting solutions;
  - a financial consolidation process that facilitates greater accountability at business cluster level; and
  - the ability to respond timeously and cost-effectively to evolving statutory and regulatory reporting requirements such as Basel II and International Financial Reporting Standards. The first two phases of the project will be completed by mid-2007.
- The economic capital project facilitated both cluster and client profitability measurement on a risk-adjusted return-on-capital basis.

12 Reposition the brand

- With the introduction of a new brand expression, Make Things Happen, early in the year the group intensified and increased its nationwide above- and below-the-line advertising campaigns to position the Nedbank brand in a more relevant and approachable manner – as a bank that demonstrates a deeper understanding of financial needs and cares about communities and the country. As a result brand measures show significant improvements in Nedbank's positioning in the market in both awareness and acceptance.

Group structure



Nedbank Retail
Rob Shuter
Nedbank Corporate
Graham Dempster
Nedbank Capital
Brian Kennedy
Imperial Bank (50,1%)
René van Wyk
Client interface
Tom Boardman
Chief Executive Officer
Support areas
Group Strategy and Corporate Affairs
Nombulelo Moholi
Group Risk
Philip Wessels
Group Technology and Support Services
Len de Villiers
Enterprise Governance and Compliance
Selby Baqwa
Group Human Resources
Shirley Zinn
Group Finance
Mike Brown

	2006	2005
Headline earnings (Rm)	4 435	3 167
Total advances (Rm)	308 563	248 408
Total assets (Rbn)	425	352
Efficency ratio (%)	58,2	64,8
ROE (%)	18,6	15,5
Employees	24 034	22 188

Business profile

KEY FIGURES

Nedbank Retail

Contribution to operating division headline earnings:



	2006	2005
Headline earnings (Rm)	1 463	896
Total advances (Rm)	106 974	82 594
Total assets (Rbn)	125	96
ROE (%)	23,0	17,6
Employees	13 442	12 127

Nedbank Corporate

Contribution to operating division headline earnings:



	2006	2005
Headline earnings (Rm)	2 553	1 894
Total advances (Rm)	133 254	102 352
Total assets (Rbn)	175	138
ROE (%)	21,9	18,9
Employees	5 677	5 236

Nedbank Capital

Contribution to operating division headline earnings:



	2006	2005
Headline earnings (Rm)	1 145	971
Total advances (Rm)	40 560	43 602
Total assets (Rbn)	138	117
ROE (%)	31,3	27,9
Employees	626	616

Imperial Bank (50,1%)

Contribution to operating division headline earnings:



	2006	2005
Headline earnings (Rm)	193	147
Total advances (Rm)	27 735	19 697
Total assets (Rbn)	30	22
ROE (%)	24,7	23,2
Employees	873	793

BUSINESS PROFILE

Nedbank Retail

- Nedbank Retail provides full-service retail banking and wealth management services to individuals and small businesses
- It currently has 3,5 million clients in South Africa and in the UK.
- Cluster comprises:
  Retail Banking Services
  Nedbank Card
  Retail Bancassurance and Wealth
  Nedbank Home Loans
  Nedbank Personal Loans
  Retail VAF and TIP

Nedbank Corporate

- Nedbank Corporate provides full-service corporate and business banking, including commercial and industrial property finance solutions, to small, medium and large corporates.
- Included in the cluster are the group's African operations servicing both retail and corporate market segments in Lesotho, Malawi, Namibia, Swaziland and Zimbabwe.
- Cluster comprises:
  Corporate Banking
  Business Banking
  Property Finance
  Nedbank Africa

Nedbank Capital

- Nedbank Capital provides comprehensive merchant and investment banking solutions to institutional and corporate clients.
- Offices in SA and London, and representative offices in Africa
- Cluster comprises:
  Investment Banking
  Specialised Finance
  Treasury
  Equity Capital Markets
  Debt Capital Markets
  Global Markets
  Nedcor Securities
  London Office

Imperial Bank (50,1%)

- Imperial Bank is a joint venture with Imperial Holdings Limited and provides predominantly asset-based finance, with most advances comprising vehicle finance and selected niche markets.
- Cluster comprises
  Motor Finance Corporation
  Property Finance
  Supplier Asset Finance
  Medical Finance

BUSINESS STRATEGY

Nedbank Retail

- Nedbank Retail, through its 'Building South Africa's fastest growing retail bank' strategy, will be driving profits and growth through people, innovation, worldclass service, expanded distribution, increased brand loyalty, risk management, exploiting synergies and a continued focus on transformation.
- Become a bank for all.
- Client-centric model.
- Leveraging Nedbank and Old Mutual Group synergies.

Nedbank Corporate

- Improve primary banker status.
- Expand in mid-market segments (property finance, corporate and business banking).
- Focus on the public sector.
- Deliver worldclass solutions.
- Drive collaborative model to support service excellence and cross-sell.
- Expand African operations through a three-tiered approach.
- Leverage Old Mutual Group SA capabilities.
- Client value management.

Nedbank Capital

- Integrated investment banking business model – leveraging unique combination of industry and product expertise with a single client interface.
- International and African expansion.
- Collaborative model within Nedbank Capital, with Nedbank clusters and Old Mutual.
- Expand product scope and business ventures.

Imperial Bank (50,1%)

- Leverage Imperial Holdings footprint, dealership and network.
- Niche market approach.
- Client service excellence.
- Nimbleness.

MARKET POSITION

Nedbank Retail

- SA's fourth largest retail bank
- 17,1% home loans market share
- 5,8% vehicle and asset finance market share
- 12,1% card market share
- > 15% Mzansi market share

Nedbank Corporate

- ABSIP Corporate Banker of the Year 2005 and 2006.
- Global Custodian of the Year for Southern Africa.
- Largest property finance provider (of all banks).
- Leading market share in other private sector loans: >24% (excl FCLs).

Nedbank Capital

- Top Commercial BEE Financier (Nedbank)
- Top two Ernst & Young Corporate Financier.
- Top two mergers and acquisitions player by volume.
- Top three position as domestic institutional broker.

Imperial Bank (50,1%)

- Vehicle finance market share in excess of 9% and growing.
- Niche operations in residential property development finance, commercial property finance; medical finance, aviation, truck and yellow-goods finance; office equipment finance; and specialised debt collection.

KEY DEVELOPMENTS IN 2006

Nedbank Retail

- 63% growth in headline earnings with ROE improving from 17,6% to 23,0% and efficiency ratio from 71,7% to 66,3%.
- Delivered competitive pricing: 13,1% average reduction in fees.
- 10 key product enhancements.
- Net growth in primary clients for the first time in three years.
- Worldclass Client Service Programme launched and CMAT implemented.
- Improved client satisfaction survey results.
- Improved staff satisfaction survey results.
- Segmentation strategy in place.
- Home loans turnaround.
- Initiated R1bn distribution expansion, including branches, ATMs, etc.

Nedbank Corporate

- Implementation of the NetBank Electronic Banking Channel Project (phase 1).
- Business Banking decentralisation.
- Increased client understanding, resulting in further service improvements.
- Delivery of cash solutions.
- BEE deal in Namibia.
- Initial public sector successes.
- Improved staff morale.
- Primary banker to group companies.
- Market share gains in 'other private sector loans' (excl FCLs).

Nedbank Capital

- Maintained industry rankings.
- Expanded London capabilities.
- Rationalisation of trading systems.
- More efficient capital utilisation as a result of improved MIS.
- Increased cooperation with Nedbank Corporate and Old Mutual.
- Cooperation agreement signed with ABN AMRO.

Imperial Bank (50,1%)

- Excellent balance sheet growth.
- Marketing agreement with major retailers.
- Capital optimisation (R500m secondary capital raised in March 2006; R300m perpetual preference shares issued in June 2006).
- All core businesses performing well.

Group strategy

Nedbank Group's vision, values and long-term strategy

At the start of the turnaround in 2004 the Group EXCO developed the group's aspirations and strategic framework following an extensive scenario-planning exercise. This process involved gaining a thorough understanding of the current reality and then evaluating future scenarios. In 2005 the group identified 12 key strategic objectives as a measurement tool of progress against the refined strategic plan.

During the past year the group's strategic plans were developed against the background of forces that are likely to influence the business in the future, including:

- increasing influence of technology;
- influence of international banks in SA;
- war for talent;
- Old Mutual Group strategy;
- Africa;
- demographic shifts;
- emergence of new financial institutions and banks;
- evolution of mindsets;
- the imperative of strong client relationships;
- rapid growth in the SME sector;
- globalisation;
- innovation;
- changing banking business models;
- consumerism;
- continued regulatory pressure and the cost of compliance; and
- evolution of risk management approaches/products in banking.

In the context of these future-shaping forces, the group made long-term strategic decisions to:

- embrace the public sector by providing a full spectrum of solutions;
- maintain market leadership in corporate social investment, but take this to an even higher level;
- become a full-spectrum bank that seeks to be dominant in most market segments;
- expand the group's risk appetite and universe for new and existing activities;
- continually update IT infrastructure, applications and systems;
- have the best people across the whole business;
- expand the Nedbank presence in Africa;
- establish a boutique international wholesale presence and capability;
- focus on bancassurance and synergies with Old Mutual Group companies; and
- continue to build the Nedbank brand with Old Mutual endorsement.

The group will also prefer a client 'pull' emphasis to define new products and respond rapidly to innovative international trends.

The future-shaping forces and key strategic decisions were discussed and agreed by 500 leaders from across the Nedbank Group at a planning session in June 2006. To ensure the achievement of the group's strategic objectives and related targets the three main business clusters and all support units developed detailed three-year plans.

The group's strategic framework was updated for 2007 and highlights the Nedbank vision, aspirations, strategic focus areas and values that underpin our behaviours.

Strategic focus areas for 2007 to 2009

The Nedbank Group strategy is aligned across the group to ensure that we are committing our time, efforts and resources in the right areas to benefit our business. In line with the strategic review, adaptations were made to the strategic focus areas for 2007 to 2009, including an acceleration in the pace of the distribution expansion and the implementation of a three-tiered African strategy as new group priorities:

1 Get the annual numbers

The group aims to have closed the gap on its competitors and deliver an ROE and efficiency ratio in line with the other major banking groups on a comparable accounting basis for issues such as goodwill.

2 Build credible three-year plans to ensure a long-term focus

The group will continue to expand its strategic insight and capabilities by having regular strategic conversations across the organisation, tracking changes in the environment and future-shaping forces and refining its business planning processes.

3 Become employer of choice

At Nedbank we aspire to being a great place to work. Our vision is that our people have passion and drive and that the Nedbank Group be recognised as the best financial services company to work for in South Africa. We continue to build a culture of transparency and accountability to create a high-performance culture that values performance and results, drives exceptional client service and fosters teamwork and innovation.

Group Strategic Framework

Vision	To become southern Africa's most highly rated and respected bank ... by our staff, clients, shareholders, regulators and communities.
Deep Green aspirations	Great place to work Great place to bank · Great place to invest Unleashing synergies · Worldclass at managing risk · Community of leaders Most respected and aspirational brand · Highly involved in the community and environment · Leading transformation · Living our values
What makes us different and guides our long-term strategy?	GREAT AT LISTENING, UNDERSTANDING CLIENTS' NEEDS AND DELIVERING
Our brand expression	MAKE THINGS HAPPEN
Strategic focus areas	Become employer of choice · Deliver worldclass service · Manage risk as an enabler · Focus on innovation · Step change in distribution · Accelerate transformation · Achieve profitable market share growth · Grow primary-banker clients
Scope of the game	A member of the Old Mutual Group · Full-spectrum banking · Bank for all · Southern Africa focus
Our values	Integrity · Respect · Accountability · Pushing beyond boundaries · People-centred

Our people will have passion and drive because they know what their job is, understand why they have to do it, know how to do it, are empowered, know their measures and are performance-managed, rewarded appropriately and have a career plan. The Chief Executive and leadership team are committed to this change and strive to include the values of integrity, accountability, respect, pushing beyond boundaries and being people-centred in every decision they make. This is supplemented by the continued implementation of key initiatives such as Project Catalyst and the Deep Green Transformation Programme as well as a newly initiated groupwide Management Development Programme. People and transformation will be a key strategic lever.

4 Achieve profitable market share growth

The group will continue to focus on market share growth, new-client acquisition and transactional banking. We intend to maintain and increase this momentum and have undertaken a number of initiatives across all our business divisions aimed at reducing attrition and increasing the amount of business we receive from our existing client base as well as winning new clients.

- Nedbank Group will continue to drive profitable market share growth, specifically in the mid-markets across all client segments.

- Nedbank Corporate, coming off a low base in the public sector, aspires to increase its market share. Some initial wins have been recorded. The cluster will also be offering more transactional and service offerings and driving primary-banker status by focusing on phase 2 of the Electronic Banking Channel Project. Business Banking will roll out its step-change strategic roadmap, which aligns with best practices of leading international business banks, builds on the existing (2004 – 2006) strategy map and aims to take a partnership approach with its clients.
- Nedbank Retail, committed to 'Building South Africa's fastest growing retail bank', will be focused on its strategy of driving market share growth through improved innovation, worldclass service, expanded distribution, competitive pricing, leveraging Nedbank and Old Mutual and investment in people. In 2006 Nedbank Retail launched the Transactor Account, which is the product that offers the least expensive transactional service fee structure in the market, for mass-market clients. The combination of no price increases during 2005 and 13% fee cuts in 2006 has competitively repositioned Nedbank Retail among peers.

5 Deliver worldclass service

Nedbank is committed to delivering worldclass service, and being client-driven will continue to shape our processes, structure, business model and everything we do.

- To improve service levels Nedbank Retail will continue to implement its worldclass service strategy. The strategy encompasses leveraging the Client Management Assessment Tool (CMAT) and methodology to support the development of best-practice client management competencies, benchmark client service practices against worldclass organisations, gain input from groupwide Service Action Forums, simplify products, processes and systems and design worldclass business intelligence.
- Nedbank Corporate will continue focusing on efficient client engagements to enhance the client experience. Business Banking will strive to deliver products and services to meet clients' needs through its partnering approach to business.
- Nedbank Capital and Nedbank Corporate will embed and continue to enhance the collaborative client coverage model with greater focus on client needs, improved service and delivery of worldclass solutions.

6 Accelerate transformation

- We aspire to going beyond social and economic transformation. Our BEE deal laid the foundation and now we shall build on it as we continue to invest in our people and communities in which we operate. In line with the aspiration of leading transformation, we aim not only to achieve, but also to exceed and accelerate delivery.
- Aligning the transformation process with the new codes of good practice will be key. To ensure that Nedbank exceeds industry targets and moves beyond transformation EE programmes and other areas require more focus.
- Nedbank is committed to the aims and objectives of the Accelerated and Shared Growth Initiative for South Africa and Joint Initiative for Priority Skills Acquisition. Clusters are driving a large number of diverse FSC programmes. Integrated Old Mutual Group corporate social responsibility and enterprise development strategies are currently under way.
- The Affordable-housing Project, which is aimed at stimulating housing supply, will gain momentum in 2007. The Retail mass-market strategy will facilitate better access, and client education will continue to progress.

7 Unleash synergies

Nedbank Group will play an integral role in the growth aspirations of the Old Mutual Group in southern Africa. Following the progress made on extracting synergies in 2006, the three South African operations of Old Mutual plc, namely Nedbank Group, Old Mutual (South Africa) and Mutual & Federal, will continue to work closely together and drive identified revenue and cost synergies. Specific and measurable synergy targets have been incorporated into the performance scorecards of each operation.

8 Optimise risk and capital

- We understand that a bank's business is all about managing risk, and a successful bank is one that acknowledges that it will never eliminate risk from its business. At Nedbank we intend to leverage off the risk inherent in our business and to turn it into an enabler of profitability. Our intention is to make this ability to manage risk effectively an area of significant competitive advantage for our group and a key source of innovation that will differentiate us from our competitors.
- The group aims to be at the forefront of risk and capital management in the country and has implemented an economic capital framework to

optimise the risk-adjusted return on capital. The group will continue to focus on optimising the level, mix and structure of its capital base within the current regulatory context both to ensure a smooth transition to Basel II in 2008 and to meet risk appetite targets. Further detail is included in the Risk and Capital Management Report.

- Final implementation of FICA, NCA and Basel II will be key focus areas.

9 Improve innovation

- Core to innovation across all business clusters is the ability to create a single view of the client, enabling closer relationships with clients, and to coordinate all actions.
- Nedbank Corporate will be providing more transactional service offerings and driving primary-banker status by focusing on further enhancements of the Electronic Banking Channel Project for corporate clients.
- Nedbank Capital is planning a number of new products, services and business ventures. A dedicated unit focused on driving innovative products has been established.
- Nedbank Retail will be building on the innovative products launched during 2006, as mentioned in the 2006 review section of the report on page 10.
- By 2008 Nedbank Group aims to have improved its innovation delivery capability significantly, with a particular focus on driving down the cost of information technology (IT) project delivery and improving time to market. The group will continue to improve the process of determining, prioritising and selecting the right innovation projects to optimise the return on investment. However, innovation goes beyond mere project delivery efficiency and relates to the innovative capacity of the entire business. GTSS will adopt Service Orientated Architecture (SOA) as a strategy. SOA enables enhanced agility and improved innovation capability through multiple utilisation, standardisation, simplification and rationalisation of components in the IT landscape.

10 Build the brand

Nedbank will shift its focus from repositioning the brand to building the brand and the brand promise. Core to building the bank's profile is the achievement of the two defined aspirations of being the 'most respected and aspirational brand' and being a 'great place to work', while overcoming perceptions that the brand is elitist. Nedbank will continue to inspire, motivate and challenge people to make a difference and strive to become a leader in client-employee understanding and care in all market segments.

11 Step change in distribution

- In August 2006 Nedbank Retail announced a plan to expand the bank's retail footprint. This is expected to address the underinvestment in distribution over the past 10 years, as well as the lack of representation in certain areas, and to position the bank for profitable and sustainable growth. From 2006 to 2008 Nedbank Retail will upgrade and expand its distribution footprint, including opening an additional 400 new outlets (including 100 branches) and upgrading and increasing its ATM network by 50%.
- Nedbank Capital has expanded the London office and is establishing a presence in key financial centres, such as Toronto, to leverage its resources capabilities.

12 Implement a three-tiered African strategy

Nedbank will be expanding its presence in Africa through a three-tiered approach:

- Improve and focus immediate regional businesses in Namibia, Lesotho, Swaziland, Zimbabwe and Malawi.
- Expand boutique activities across Africa, where large-scale infrastructure projects and trade financing would be attractive.
- Drive selected opportunities for acquisition of full-service banks in regions with compelling economic and business rationale.



Five-year review: statistics and ratios

		2006	2005	2004	2003+	2002+
Share statistics						
Earnings per share						
Headline	cents	**1 110**	797	483	19	979
Diluted headline	cents	**1 076**	791	482	19	979
Basic	cents	**1 135**	966	423	(546)	346
Diluted basic	cents	**1 099**	958	422	(545)	343
Dividends/Distributions						
Declared per share	cents	**493**	290	120	240	515
Paid/Capitalised per share	cents	**394**	181	79	515	515
Dividend/Distribution cover	cents	**2,25**	2,75	4,0	0,1	1,9
Net asset value per share	cents	**6 363**	5 597	4 654	4 240	6 300
Tangible net asset value per share	cents	**5 106**	4 351	3 361	2 247	4 012
Shares						
Gross number in issue	m	**451**	443	394	275	271
Treasury shares	m	**(56)**	(41)	+	+	+
Net number in issue	m	**395**	402	394	275	271
Weighted average number	m	**400**	397	361	293	253
Fully diluted weighted average	m	**412**	400	362	293	254
Share price and related statistics						
Nedbank Group traded price						
Closing	cents	**13 350**	10 000	7 780	6 203	11 110
High	cents	**13 950**	10 280	7 999	11 850	15 400
Low	cents	**9 790**	6 700	5 240	5 640	9 500
FTSE/JSE Africa Banks Index – closing		**36 121**	29 234	22 975	14 153	12 035
FTSE/JSE Africa All-share Index – closing		**24 915**	18 097	12 657	10 387	9 277
Market capitalisation	Rbn	**60,2**	44,3	30,7	17,1	30,1
Number of shares traded	m	**191,7**	168,1	245,8	216,0	143,8
Number traded to weighted average number of shares	%	**48,0**	42,3	68,1	73,7	56,8
Value of shares traded	Rm	**22 219**	13 709	15 345	18 003	17 228
Value traded to market capitalisation	%	**36,9**	31,0	50,0	105,5	57,2
Price/earnings ratio	historical	**12**	13	16	326	11
Price to book	times	**2,1**	1,8	1,7	1,5	1,8
Dividend yield	%	**3,7**	2,9	1,5	3,9	4,6
Earnings yield	%	**8,3**	8,0	6,2	0,3	8,8
Closing price/tangible net asset value	times	**2,6**	2,3	2,3	2,8	2,8

+ Less than R1 million.

Tangible net asset value per share (cents)

*Pre-IFRS


4 012
2 247
3 361
4 351
5 106
02*
03*
04
05
06

Market capitalisation (Rbn)


30.1
17.1
30.7
44.3
60.2
02
03
04
05
06

JSE share price and indices


Nedbank Group Limited (close) (13 350)
FTSE/JSE Africa All-share (close) (24 915,2)
FTSE/JSE Africa Banks (close) (36 120,55)
40 000
30 000
20 000
15 000
10 000
8 000
6 000
5 000
2002
2003
2004
2005
2006
07

		2006	2005	2004	2003*	2002*
Performance ratios						
Net interest income to interest-earning assets	%	**3,92**	3,55	3,18	3,04	2,95
Non-interest revenue to total income**	%	**46,3**	49,8	53,1	49,0	48,5
Foreign currency translation gains/(losses) to total income	%	**0,02**	0,74	(1,84)	(10,61)	(10,52)
Impairments charge to average advances	%	**0,52**	0,49	0,55	1,02	0,63
Efficiency ratio						
Including BEE transaction expense**	%	**58,2**	64,8	71,8	80,2	65,4
Excluding BEE transaction expense**	%	**57,5**	62,5	71,8	80,2	65,4
Expenses to average assets**	%	**3,06**	3,24	3,41	3,24	2,46
Effective taxation rate	%	**27,8**	23,4	24,2	54,8	5,1
Return on total assets	%	**1,14**	0,93	0,54	0,02	0,84
Return on risk-weighted assets	%	**1,60**	1,40	0,82	0,03	1,19
Return on ordinary shareholders' equity	%	**18,6**	15,5	11,0	0,4	14,9
Assets and related ratios						
Advances						
Performing advances	Rm	**309 520**	249 318	220 202	208 960	193 414
Non-performing advances (NPAs)	Rm	**4 227**	4 304	7 490	8 444	8 001
Gross advances	Rm	**313 747**	253 622	227 692	217 404	201 415
Impairment of advances	Rm	**(5 184)**	(5 214)	(6 684)	(7 308)	(6 553)
Net advances	Rm	**308 563**	248 408	221 008	210 096	194 862
NPAs to gross advances	%	**1,3**	1,7	3,3	3,9	4,0
Impairment of advances to gross advances	%	**1,7**	2,1	2,9	3,4	3,3
Assets						
Total assets on balance sheet	Rm	**424 912**	352 258	327 840	313 113	324 767
Assets under management	Rm	**86 212**	63 925	60 369	102 090	124 343
Total assets administered by the group	Rm	**511 124**	416 183	388 209	415 203	449 110
Capital and related ratios						
Ordinary shareholders' funds	Rm	**25 116**	22 490	18 337	11 647	17 046
Regulatory capital						
Tier 1	Rm	**22 932**	21 151	17 274	10 593	14 517
Total qualifying capital	Rm	**32 683**	29 099	25 663	21 589	22 985
Risk-weighted assets	Rm	**276 914**	225 756	212 459	212 850	208 656
Group capital adequacy ratio						
Tier 1	%	**8,3**	9,4	8,1	5,0	7,0
Total	%	**11,8**	12,9	12,1	10,1	11,0
Employee statistics and ratios						
Number of employees		**24 034**	22 188	21 103	24 205	25 240
Revenue per employee**	R	**788 383**	712 502	664 692	466 102	415 769
Expenses per employee**	R	**494 549**	496 530	518 362	427 350	288 590
Headline earnings per employee	R	**184 530**	142 735	82 595	2 222	111 486

Refer to page 284 for definitions of terms used.

**Before conversion to IFRS.*

***Restated.*

Return on ordinary shareholders' equity (%)


14,9
0,4
11,0
15,5
18,6
02*
03*
04
05
06

Group capital adequacy ratio (%)


Tier 1
Total
7,0
11,0
5,0
10,1
8,1
12,1
9,4
12,9
8,3
11,8
02*
03*
04
05
06

Five-year review: balance sheet

Loans and advances, and total assets (Rm)

○ Loans and advances (Rm)
● Total assets (Rm)
*Pre-IFRS


194 862
324 767
210 096
313 113
221 008
327 840
248 408
352 258
308 563
424 912
02*
03*
04
05
06

Total ordinary shareholders'equity (Rm)

*Pre-IFRS


17 046
11 647
18 337
22 490
25 116
02*
03*
04
05
06

	2006	2005	2004	2003*	2002*
Assets					
Cash and cash equivalents	12 267	11 142	4 630	12 227	16 607
Other short-term securities	25 756	17 014	16 310	10 610	14 987
Derivative financial instruments	15 273	16 176	27 276	28 496	50 786
Government and other securities	22 196	22 658	26 224	21 333	14 647
Loans and advances	308 563	248 408	221 008	210 096	194 862
Other assets	12 468	11 601	7 101	7 463	5 684
Clients' indebtedness for acceptances	2 577	1 291	1 509	835	1 120
Current taxation receivable	161	134	196	256	421
Investment securities	7 155	6 875	6 561	8 940	13 320
Non-current assets held for sale	490	385	48		
Investments in associate companies and joint ventures	907	657	1 019	1 627	1 504
Deferred taxation asset	120	680	1 258	3 074	1 788
Investment property	158	163	174		
Property and equipment	3 377	3 095	2 828	2 684	2 854
Long-term employee benefit assets	1 444	1 225	1 183		
Computer software and capitalised development costs	1 266	1 320	1 419	1 710	1 730
Mandatory deposits with central bank	7 039	5 747	5 420		
Goodwill	3 695	3 687	3 676	3 762	4 457
Total assets	**424 912**	352 258	327 840	313 113	324 767
Total equity and liabilities					
Ordinary share capital	395	402	394	275	271
Ordinary share premium	9 727	10 465	9 892	4 801	4 536
Reserves	14 994	11 623	8 051	6 571	12 239
Total equity attributable to ordinary shareholders	**25 116**	22 490	18 337	11 647	17 046
Minority shareholders' equity attributable to:					
– ordinary shareholders	1 202	1 049	680	652	503
– preference shareholders	3 070	2 770	2 770	2 802	1 987
Total equity	**29 388**	26 309	21 787	15 101	19 536
Derivative financial instruments	12 904	17 055	27 781	28 206	50 233
Amounts owed to depositors	324 685	261 311	250 747	238 404	228 209
Other liabilities	37 847	32 357	13 153	12 454	8 317
Liabilities under acceptances	2 577	1 291	1 509	835	1 120
Current taxation liabilities	434	466	193	144	183
Other liabilities held for sale	417				
Deferred taxation liabilities	1 649	959	1 143	2 731	1 710
Long-term employee benefit liabilities	1 215	1 071	1 109		
Investment contract liabilities	5 278	4 166	3 109	5 152	7 891
Long-term debt instruments	8 518	7 273	7 309	10 086	7 568
Total liabilities	**395 524**	325 949	306 053	298 012	305 231
Total equity and liabilities	**424 912**	352 258	327 840	313 113	324 767
Guarantees on behalf of customers	**15 250**	11 064	10 770	12 403	12 403

**Before conversion to IFRS*

Five-year review: income statement

	2006	2005	2004	2003*	2002*
Interest and similar income	**28 521**	23 234	22 789	28 141	23 607
Interest expense and similar charges	**17 558**	14 705	15 644	21 333	17 652
Net interest income	**10 963**	8 529	7 145	6 808	5 955
Impairment losses on loans and advances	**1 483**	1 189	1 217	2 063	1 067
Income from lending activities	**9 480**	7 340	5 928	4 745	4 888
Non-interest revenue	**9 468**	8 469	8 099	6 537	5 606
Operating income	**18 948**	15 809	14 027	11 282	10 494
Total operating expenses	**11 886**	11 017	10 939	10 344	7 559
Operating expenses	**11 740**	10 469	10 314	9 950	7 366
Merger and recovery programme expenses		155	625	394	193
BEE transaction expenses	**146**	393			
Indirect taxation	**345**	223	470	359	275
Profit from operations before non-trading and capital items	**6 717**	4 569	2 618	579	2 660
Non-trading and capital items	**124**	701	(254)	(1 655)	(1 601)
Profit/(Loss) from operations	**6 841**	5 270	2 364	(1 076)	1 059
Share of profits of associates and joint ventures	**153**	167	147	132	162
Profit/(Loss) before direct taxation	**6 994**	5 437	2 511	(944)	1 221
Direct taxation	**1 933**	1 140	629	390	143
Profit for the year	**5 061**	4 297	1 882	(1 334)	1 078
Profit attributable to:					
– Equity holders of the parent	**4 533**	3 836	1 528	(1 600)	875
– Minority interest – ordinary shareholders	**309**	233	125	133	203
– Minority interest – preference shareholders	**219**	228	229	133	
	5 061	4 297	1 882	(1 334)	1 078
Headline earnings	**4 435**	3 167	1 743	55	2 476

**Before conversion to IFRS*

Profit from operations before non-trading and capital items (Rm)

*Pre-IFRS



2 660
579
2 618
4 569
6 717
02*
03*
04
05
06

Earnings per share (cents)

● Headline ● Diluted ○ Basic

*Pre-IFRS



979
979
346
19
19
(546)
483
482
423
797
791
966
1 110
1 076
1 135
02*
03*
04
05
06

Interest rates and inflation

● Prime overdraft rate ● R153 bond yield ● 3-month JIBAR yield ○ CPIX



20%
15%
10%
5%
0%
Jan 05
Mar 05
May 05
Jul 05
Sep 05
Nov 05
Jan 06
Mar 06
May 05
Jun 06
Sep 06
Dec 06

Economic review



Overview

The South African economy grew by around 5% for the third consecutive year in 2006, making the current upswing the longest in the post-World War II period and the strongest since the gold boom of the early 1980s. This positive performance was achieved despite rising interest rates and high energy prices.

The international economic climate remained favourable for the South African economy, with global growth of around 5%. Activity was more evenly spread among major developed and developing countries than in 2005. Global liquidity remained a predominant feature, helping to drive commodity and asset prices higher and encouraging capital flows to emerging-market countries. This was generated by earlier stimulatory monetary policies in industrialised countries, but also flowed from the massive trade surpluses of countries in Asia, such as China, as well as oil producers, who recycled excess savings back into global financial markets.

Most South African exporters gained from the sharp rises in their export prices, but were not able to expand volumes too significantly because of capacity and infrastructure constraints. In contrast, import volumes soared in response to buoyant domestic economic activity. This led to a widening of the already large current account deficit to levels that caused discomfort in the exchange rate markets and led to some weakening in the rand. Despite this, capital inflows remained strong, exceeding the elevated levels of 2005 when a major foreign acquisition boosted the overall total to a new record. However, in 2006 portfolio inflows provided most of the funding for the trade shortfall.

Domestic spending remained very strong in 2006. Fixed capital investment accelerated as spending on infrastructure and housing rose and manufacturers moved to meet growing consumer demand. Increased consumer spending was fuelled by good disposable income growth, wider economic participation through economic empowerment initiatives and employment growth, rising house and equity prices as well as improved confidence and therefore a greater willingness to take on debt. Household debt as a percentage of disposable income rose to a new record of 73%, up from 65% a year earlier.

Rising energy prices, a widening current account deficit, a weaker rand and sharply higher credit extension persuaded the Reserve Bank to raise interest rates in four equal steps, pushing prime lending rates up from 10,5% to 12,5%.

Although inflation remained within the 3% to 6% target range, the authorities were clearly concerned over the sustainability of the spending boom and growing upside risks to the inflation outlook.

There were few signs of distress in credit markets despite high debt levels and rising interest rates. Although there are early signs of an upward tendency, both liquidations and insolvencies remained at very low levels.

Outlook

Economic growth in 2007 is likely to moderate as consumer spending consolidates after three years of above-trend performance. The cumulative effect of interest rate rises on higher debt levels will curb some of the appetite for big-ticket items such as motor cars. However, as inflation is forecast to peak early in the year below the Reserve Bank's upper target limit, interest rates will probably stabilise in 2007. Households will also still be supported by good growth in disposable income as employment rises. Fixed investment activity will accelerate as the considerable public sector electricity and transport plans are implemented and World Cup infrastructure starts to be rolled out. Private sector spending will also rise sharply to alleviate growing capacity constraints. Manufacturing capacity utilisation is at record levels with many key industries operating at full capacity.

Export volumes will improve as various constraints are addressed, despite expected slower growth in the global economy and some easing in commodity prices. Import volumes will remain high, but lower energy prices will help to reduce the current account deficit, albeit moderately. A key question will be whether capital inflows will continue as strongly as they have over the past few years. Recent interest in South African companies by private equity funds and other portfolio managers appears likely to continue, but there might be some vulnerability to changes in sentiment towards emerging markets generally and South Africa specifically.


focus

Chairman's Statement

Nedbank Group has made steady progress
with transformation and a credible foundation has been laid.
We aspire to going beyond regulatory conformity
in addressing transformation as a social and economic imperative.

Dr Reuel J Khoza · Chairman



focus

Introduction

It is a pleasure for me to report to Nedbank Group shareholders for the first time and to outline areas of strategic focus as well as the progress that has been made by the group in achieving sustainable growth.

Succeeding someone of Warren Clewlow's stature and wisdom is not easy, but it is an honour. He led the group with distinction at a difficult time and played a critical role in the turnaround of the bank. I have been entrusted with a group that is poised once again to take its rightful place as one of the country's most highly rated and respected financial institutions.

The benefits of the strategic recovery programme have largely been achieved and efforts are now being concentrated on delivering growth programmes. Over the past year the group has made encouraging progress in meeting its targets to achieve a return on average ordinary shareholders' equity (ROE) of 20% and an efficiency ratio of 55% in 2007. ROE moved from 15,5% in 2005 to 18,6% in 2006, and the efficiency ratio improved from 64,8% to 58,2%. While we acknowledge the challenge that remains, the board and management remain confident of delivering on the promises that were made to shareholders three years ago.

The turnaround in the group's financial fortunes is reflected in headline earnings growth of 40,0% to R4 435 million and an 18,2% increase in basic earnings to R4 533 million. This is in sharp contrast to headline earnings of R55 million in 2003 when the recovery programme was initiated.

In line with the structuring of our BEE deal, shareholders have again been offered a capitalisation award with a cash dividend alternative. The final award is 284 cents per share, an increase of 54% over the 185 cents per share declared last year, bringing the total dividend for the year to 493 (2005: 290) cents per share.

The group's financial and operational performance is covered in further detail in both the Chief Executive's Report on page 34 and the Chief Financial Officer's Report on page 146.

Banking and macroenvironment

The economy has grown robustly and the economic environment for banks remains positive, despite four interest rate increases during 2006. Fiscal and monetary policy continues to be managed in a sustainable manner without deviating from its long-term course.
The stellar performance of equities on JSE Limited in 2006, with a 38% growth in the All-share Index, has resulted in significant wealth creation and, despite recent volatility on global equity markets, this momentum looks set to continue.

The banking sector faces continued pressure on fees, both through increased consumerism and the Competition Commission's inquiry into bank fees. Nedbank continues to be one of the most affordable of the big four banks for entry-level banking products and in the past year retail transactional fees were reduced by an average of some 13%.

Regulatory compliance and the associated costs place an increased burden on banks. This includes preparation for the introduction of the National Credit Act (NCA) in mid-2007, the requirements of the Financial Intelligence Centre Act (FICA), ongoing adherence to the Financial Advisory and Intermediary Services Act (FAIS) and finalisation of systems ahead of the implementation of Basel II in South Africa in January 2008.


NEDBANK
ATM



Transformation

Corporate South Africa has a critical role to play in transforming and normalising society. The challenge we face is to find sustainable ways of optimising the total resources of the country, and including those that have hitherto been marginalised or excluded.

Nedbank Group has made steady progress with transformation and a credible foundation has been laid. We aspire to going beyond regulatory conformity in addressing transformation as a social and economic imperative.

Ownership is an important aspect of black economic empowerment (BEE) and three enlightened ownership schemes warrant particular mention.

In line with our growth strategy for southern Africa, Nedbank Group, together with Old Mutual and Mutual & Federal, concluded the largest and most broadly based BEE transaction in Namibia, which included the introduction of black equity ownership to the value of 11,13% of Nedbank's Namibian business. It is estimated that the transaction will benefit over 250 000 black Namibians directly and indirectly, including employees, strategic business partners, distributors, trade union members and their families, women's organisations and church groups.

Following this transaction the Nedbank Group has also secured a secondary listing on the Namibian Stock Exchange, which not only shows our commitment to that country, but also increases share liquidity and gives Namibians access to the quoted shares.

You may recall that in 2005 Nedbank launched the Eyethu share ownership plan for black clients of Nedbank Retail as part of the group's broad-based empowerment transaction. This scheme attracted over 40 000 shareholders, many of them holding shares for the first time. This is empowerment in the real sense of the word.

The group also launched an empowerment scheme for corporate clients, with some 80 smaller, black-owned businesses becoming shareholders of the Nedbank Group.

I would urge all these black shareholders truly to embrace Nedbank, to adopt the bank as their own and to contribute further to the prosperity of the business.

Africa

Expansion into sub-Saharan Africa presents Nedbank with growth potential. Our growth in Africa has lagged that of our competitors as the bank has been unable to capitalise on opportunities in recent years owing to the inward focus adopted during the recovery programme.

While the group's focus remains on southern Africa, we have adopted a three-tier strategy for controlled expansion into Africa:

- Our first priority is to grow and focus our existing businesses in Namibia, Lesotho, Swaziland, Zimbabwe and Malawi.
- Secondly, we aim to expand boutique activities across Africa where large-scale infrastructure projects and trade financing would be attractive.
- Finally, we are seeking opportunities for the acquisition of full-service banks in sub-Saharan countries that offer a compelling economic and business rationale.

Client service

One of Nedbank's strategic focus areas is to deliver worldclass service. While most companies aspire to this standard, few succeed, and we acknowledge the bank has a long way to go to match and outclass its peers.

Client service is not just about the attitude of staff or the interaction that a client has with a call centre operator or a relationship banker. Client service is an amalgam of a client's entire experience with the bank and forms the very fibre of a worldclass business.

If we are to bring about a step change in the group's performance, it is going to require a significant improvement in client service. The bank has tackled and succeeded in addressing many complex issues over the past three years, and I am confident that the people of Nedbank will conquer the client service challenge. I look forward to reporting a significant improvement in client service standards in next year's report.

Old Mutual Group

Our relationship with parent company Old Mutual plc is of strategic importance, not only from a shareholding perspective, but also as a business opportunity for the bank. The Old Mutual Group has a vision to provide all South Africans with access to high-quality financial products and services, and Nedbank Group is committed to playing its part in translating this vision into tangible business results.

The relationship has continued to strengthen over the past year, evidenced by the groupwide black empowerment transaction in Namibia, a number of projects to realise revenue and expense synergies among group companies, and a broader career development process within Old Mutual Group.

Board of directors

After reaching the mandatory retirement age for non-executives, my predecessor Warren Clewlow retired from the board after serving the group in a particularly challenging and volatile period in our history.

We also bade farewell to another retiring director, Rick Cottrell, who made an enormous contribution to the board, particularly in his leadership of the Audit Committee.

Julian Roberts, one of the directors representing our parent company, stood down from the board following his appointment as Chief Executive Officer and a director of Old Mutual plc's Swedish-based subsidiary, Skandia.

We shall miss their counsel and wish the retiring directors continued good health and Julian every success in his new role in the greater group.

Late in the year we welcomed Thenjiwe Chikane as a non-executive director and we look forward to benefiting from her financial acumen and independent thinking.

Following these changes, our board consists of 17 directors, with eight being black, eight being independent non-executive, seven non-executive and two executive. Female representation on the board, although improved, is unacceptably low and we are committed to strengthening the voice of women and, over time, creating a greater racial balance among directors to be more reflective of the bank's current and potential client base.

Appreciation

On a personal note, I would like to thank the shareholders and directors for the confidence they have shown in appointing me as Chairman of Nedbank Group.

I lead a diverse board of people rich in wisdom and offer my sincere appreciation to the directors for their contribution this year. The committees or working structures of the board are resourced by strategic thinkers of stature and dedication, with extensive financial and commercial experience. I have not chaired a board of higher quality.

The importance of the relationship between a company's chairman and chief executive is often underestimated. It is pleasing to report that a strong working relationship has developed between Tom and me, based on mutual respect. Tom's commitment to the success of Nedbank Group is truly inspiring.

We are also indebted to the banking regulator for the guidance and direction provided to both our industry and our bank, and for the supportive role played during the group's recovery phase.

In closing, I extend my gratitude to the people of Nedbank who have made the results and achievements of the past year possible. I trust that you too are reaping the benefits of a rejuvenated Nedbank Group and I look forward to your continued commitment.

Dr Reuel J Khoza
Chairman

Sandton
12 March 2007

Board of directors






Dr Reuel Jethro Khoza **Prof Michael Mervyn Katz** **Maduke Lot Ndlovu** **Thomas Andrew Boardman**

Dr Reuel Jethro Khoza (57)
(Non-executive Chairman) (appointed August 2005)

Business address:	AKA Capital, 1st Floor, Block A, 28 Sloane Street, Bryanston, 2021.
Qualifications:	BA(Hons) Psychology (UNIN), MA Marketing Management (University of Lancaster, UK), EngD (University of Warwick, Coventry, UK), IPBM – IMD (Lausanne, Switzerland), PMD (Harvard Business School, USA).
Occupation:	Businessman and director of companies.

Reuel Khoza is Chairman of Aka Capital, Corobrik, Nepad Business Foundation and Murray & Roberts Cementation. He is a non-executive director of Nampak Limited, Protea Hospitality Group, Old Mutual plc and Gold Reef Resorts Limited. He is President of the Institute of Directors and in this capacity served on the King II Committee on Corporate Governance. He is a founding director of the Black Management Forum and a former Chairman of Eskom Holdings.

Nedbank Group board committees:
Nedbank Group and Nedbank Limited Directors' Affairs Committees (Chairman).

Nedbank Group ordinary shares: 1 031 beneficial indirect and 1 031 non-beneficial indirect.

Prof Michael Mervyn Katz (62)
(Non-executive Vice-chairman) (appointed November 1997 as director and November 2002 as non-executive Vice-chairman)

Business address:	Edward Nathan Sonnenbergs Inc, 150 West Street, Sandown, 2196.
Qualifications:	BCom, LLB, LLM (Harvard Law School), LLD(hc) (Witwatersrand).
Occupation:	Attorney and Corporate Law Adviser.

Michael Katz is a non-executive Vice-chairman of the Nedbank Group and Chairman of Edward Nathan Sonnenbergs Inc. He was Chairman of the Commission of Inquiry into the Tax System of South Africa and the Tax Advisory Committee, as well as honorary professor of company law at the University of the Witwatersrand. Currently he is also a non-executive director of Nampak Limited and a member of the Securities Regulation Panel.

Nedbank Group board committees:
Group Credit Committee (Chairman), Nedbank Group and Nedbank Limited Directors' Affairs Committees, Board Strategic Innovation Management Committee, Group Transformation and Sustainability Committee and Group Finance Oversight Committee.

Nedbank Group ordinary shares: 4 482 beneficial indirect.
Nedbank Limited preference shares: 475 000 beneficial direct and 105 000 non-beneficial indirect.

Maduke Lot Ndlovu (55)
(Non-executive Vice-chairman) (appointed November 1994 as executive director and May 2004 as non-executive Vice-chairman)

Business address:	Nedbank Sandton, 135 Rivonia Road, Sandown, 2196.
Qualifications:	Dip LR (Unisa), MAP (Wits), EDP (North Western, USA), AMP (Harvard Business School, USA).
Occupation:	Director of companies

Lot Ndlovu is Chairman of NestLife Assurance Corporation Limited, The South African National Roads Agency Limited, Nakatomi Corporation, Community Growth Management Company, Lefika Holdings, Barak Mining Services, Crystal View Consulting, St Anthony's Education Centre, Jomba Investments, True Class Consortium and November Ten Charities. He is a director at Mutual & Federal, Nampak, Cross Continents Investments, Impala Tool & Plant Hire, Saxon Road Nominees, Sani Pass Management Company, Sani Pass Development Company, True Class Motor Holdings and Ufudu Holdings. He is also a member of the Independent Commission for the Remuneration of Public Office Bearers,
The Business Trust on Job Creation and Hope in Victory
(a care-giving organisation for HIV patients).

Nedbank Group board committees:
Group Transformation and Sustainability Committee (Chairman), Nedbank Group and Nedbank Limited Risk Committees, Nedbank Group and Nedbank Limited Directors' Affairs Committees and Group Credit Committee.

Nedbank Group ordinary shares: 222 917 beneficial indirect.

Thomas Andrew Boardman (57)
(Chief Executive) (appointed November 2002 as director and December 2003 as Chief Executive)

Business address:	Nedbank Sandton, 135 Rivonia Road, Sandown, 2196.
Qualifications:	BCom, CA(SA).
Occupation:	Chief Executive, Nedbank Group Limited and Nedbank Limited.

Tom Boardman is Chief Executive of Nedbank Group and Nedbank Limited. He was previously Chief Executive and an executive director of BoE Limited. Formerly he was a director of Boardmans and Sam Newman Limited as well as BoE International Holdings Limited and Northwind Investments (Pty) Limited. He is a non-executive director of Mutual & Federal Insurance Company Limited and The Banking Association South Africa.

Nedbank Group board committees:
Group Credit Committee (member for purposes of the approval of large exposures only).

Nedbank Group ordinary shares: 25 098 beneficial direct.
Nedbank Limited preference shares: 85 000 non-beneficial indirect.



Christopher John Watkins Ball



Michael William Thomas Brown



Thenjiwe Claudia Pamela Chikane



Barry Erskine Davison

Christopher John Watkins Ball (67)
(Independent non-executive) (appointed November 2002)

Business address: 4 Gardenia Lane, Constantia, 7800.

Qualifications: Dip Iuris, MA.

Occupation: Director of companies.

Chris Ball was previously a non-executive director of BoE Limited and was a non-executive director of five BoE Limited subsidiary companies, including Century City Limited. He is a non-executive director of Mutual & Federal Insurance Company Limited and Imperial Bank Limited. He was formerly Managing Director of Barclays SA.

Nedbank Group board committees:
Group Finance Oversight Committee (Chairman), Group Audit Committee (Chairman), Group Credit Committee, Group Remuneration Committee, Nedbank Group and Nedbank Limited Directors' Affairs Committees, Nedbank Group and Nedbank Limited Risk Committees, Group Transformation and Sustainability Committee and Board Strategic Innovation Management Committee.

Appointed senior independent director with effect from 16 February 2007.

Nedbank Group ordinary shares: 10 000 beneficial direct.
Nedbank Limited preference shares: 144 300 beneficial direct.

Michael William Thomas Brown (40)
(Chief Financial Officer) (appointed June 2004)

Business address: Nedbank Sandton, 135 Rivonia Road, Sandown, 2196.

Qualifications: BCom, Dip Acc, CA(SA).

Occupation: Chief Financial Officer

Mike Brown is the Chief Financial Officer of Nedbank Group and Nedbank Limited. He was previously an executive director of BoE Limited, and after the merger between Nedbank, BoE, NIB and CoGHB, he was appointed as Head of Property Finance at Nedbank Limited.

Nedbank Group board committees:
Group Credit Committee (member for purposes of the approval of large exposures only).

Nedbank Group ordinary shares: 17 203 beneficial direct – 909 beneficial indirect.

Thenjiwe Claudia Pamela Chikane (41)
(Independent non-executive) (appointed November 2006)

Business address: Creative House, Mulberry Office Park, Broad Acres Drive, Fourways.

Qualifications: CA(SA).

Occupation: Chief Executive, MGO Consulting.

Thenjiwe Chikane is a chartered accountant by profession and is Chief Executive Officer of MGO Consulting. She was previously Head of the Gauteng Department of Finance and Economic Affairs. She is also a non-executive director of the Development Bank of Southern Africa, State Information Technology Agency and PetroSA.

Nedbank Group board committees:
Group Audit Committee and Board Strategic Innovation Management Committee (appointed with effect from 19 January 2007).

Barry Erskine Davison (61)
(Independent non-executive) (appointed November 2002)

Business address: No 32 The Valley Road, Westcliffe, Johannesburg, 2193.

Qualifications: BA (Law and Economics).

Occupation: Director of companies.

Barry Davison, until his recent retirement from the Anglo American Group, was also an executive director of Anglo American plc, the non-executive Chairman of Anglo American Platinum Corporation Limited, and a non-executive director of Anglo American Corporation of South Africa Limited, Kumba Resources Limited and Samancor Limited. His is currently a non-executive director of Tongaat-Hulett Group Limited.

Nedbank Group board committees:
Nedbank Group and Nedbank Limited Risk Committees (Chairman), Nedbank Group and Nedbank Limited Directors' Affairs Committees, Group Audit Committee and Group Finance Oversight Committee.



Nicholas Dennis



Mustaq Ahmed Enus-Brey



Prof Brian de Lacy Figaji



Robert Michael Head

Nicholas Dennis (60) (British)
(Independent non-executive) (appointed November 2002)

Business address:	3010 William Nicol Drive, Bryanston, 2191.
Qualifications:	BCom(Hons).
Occupation:	Chief Executive, Tiger Brands Limited.

Nick Dennis is Chief Executive of Tiger Brands Limited and a non-executive director of Oceana Group Limited.

Nedbank Group board committees:
Nedbank Group and Nedbank Limited Risk Committees, Board Strategic Innovation Management Committee (stepped down with effect from 19 January 2007) and Group Credit Committee (appointed with effect from 19 January 2007).

Nedbank Limited preference shares: 47 500 beneficial direct.

Mustaq Ahmed Enus-Brey (52)
(Non-executive) (appointed August 2005)

Business address:	1st Floor, Slade House, Boundary Terraces, 1 Mariendahl Lane, Newlands, 7700.
Qualifications:	BCompt(Hons), CA(SA).
Occupation:	Chief Executive, Brimstone Investment Corporation Limited.

Mustaq Enus-Brey is a director of Brimstone Investment Corporation Limited, Oceana Group Limited and Imperial Bank Limited.

Nedbank Group board committees:
Group Audit Committee.

Nedbank Group ordinary shares: 1 610 beneficial indirect and 546 non-beneficial indirect.

Prof Brian de Lacy Figaji (62)
(Independent non-executive) (appointed November 2002)

Business address:	118 Upper Kenridge Avenue, Durbanville, 7550.
Qualifications:	BSc(Eng), Dip Tertiary Edu Med, DEd (Coventry University UK), DLitt (hc) (California State University).
Occupation:	Former Vice-chancellor of the Peninsula Technikon.

Brian Figaji is Chairman of HHO Africa (Pty) Limited, I&J Limited and MARIB Holdings and the former Principal and Vice-chancellor of the Peninsula Technikon. He is also a director of PetroSA and Cape Lime (Pty) Limited, ASSET (Educational Trust) (trustee) and the Development Bank of Southern Africa.

Nedbank Group board committees:
Group Credit Committee, Group Transformation and Sustainability Committee and Group Remuneration Committee.

Nedbank Group ordinary shares: 103 364 beneficial indirect and 2 296 non-beneficial indirect.

Robert Michael Head (48) (British)
(Non-executive) (appointed January 2005)

Business address:	Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London, EC4V 4GG.
Qualifications:	MA (Oxon), ACA, ACII, FCIB.
Occupation:	Regional Director Southern Africa, Old Mutual plc.

Bob Head is a non-executive director of Nedbank, Old Mutual Life Assurance Company South Africa Limited and Mutual & Federal. He joined Old Mutual plc in February 2003. Prior to that he was Chief Executive of smile.co.uk, Finance Director of egg.com (both UK internet banks) and held various directorships.

Nedbank Group board committees:
Nedbank Group and Nedbank Limited Risk Committees, Group Audit Committee and Group Finance Oversight Committee.



Johannes Bhekumuzi Magwaza



Mafika Edmund Mkwanazi



Cedric Michael Langton Savage



Gloria Tomatoe Serobe



James Harry Sutcliffe

Johannes Bhekumuzi Magwaza (64)
(Independent non-executive) (appointed October 1996)

Business address: 42 Addison Avenue, La Lucia Ridge, 4051.

Qualifications: BA, MA (Warwick, UK).

Occupation: Director of companies.

JB Magwaza is Chairman of Mutual & Federal. He is also a non-executive director of Dorbyl Limited, Ithala Development Finance Corporation Limited, Rainbow Chicken Limited, Tongaat-Hulett Group Limited and Kap International.

Nedbank Group board committees:
Group Remuneration Committee (Chairman), Nedbank Group and Nedbank Limited Directors' Affairs Committees, Group Transformation and Sustainability Committee and Group Audit Committee.

Nedbank Group ordinary shares: 153 beneficial direct, 103 314 beneficial indirect and 549 non-beneficial indirect.

Mafika Edmund Mkwanazi (53)
(Independent non-executive) (appointed April 1999)

Business address: 74 Epson Chase, Saddlebrook Estate, Kyalami, Midrand.

Qualifications: BSc(Maths), BSc(Elec Eng).

Occupation: Director of companies

Mafika Mkwanazi was previously Group Chief Executive of Transnet Limited. He is currently Chairman of Letseng Investment Holdings and Letseng Diamonds (Lesotho). He is also a director of Saatchi and Saatchi.

Nedbank Group board committees:
Board Strategic Innovation Management Committee (Chairman), Nedbank Group and Nedbank Limited Risk Committees, Nedbank Group and Nedbank Limited Directors' Affairs Committees and Group Finance Oversight Committee.

Nedbank Group ordinary shares: 1 728 beneficial direct, 103 364 beneficial indirect and 1 148 non-beneficial indirect.

Cedric Michael Langton Savage (68)
(Independent non-executive) (appointed November 2002)

Business address: Amanzimnyama Hill, Tongaat, 4400.

Qualifications: BSc(Eng), MBA, ISMP (Harvard).

Occupation: Director of companies.

Cedric Savage is non-executive Chairman of the Tongaat-Hulett Group Limited. He is a non-executive director of Datatec Limited, Harmony Gold Mining Company Limited, Village Main Reef Gold Mining Company and Hulett Aluminium (Pty) Limited. He also served as a non-executive director of BoE Limited and Chairman of NBS.

Nedbank Group board committees:
Board Strategic Innovation Management Committee, Group Remuneration Committee and Group Audit Committee.

Nedbank Group ordinary shares: 8 452 beneficial direct.
Nedbank Limited preference shares: 212 700 beneficial indirect.

Gloria Tomatoe Serobe (47)
(Non-executive) (appointed August 2005)

Business address: 61 Central Street, Houghton, 2041.

Qualifications: BCom (Unitra), MBA (Rutgers).

Occupation: Chief Executive, Wipcapital.

Gloria Serobe is the Chief Executive of Wipcapital and also founder and an executive director of WIPHOLD. She was previously the Executive Director, Finance, at Transnet. Gloria serves on several boards, including the JSE Limited, and sits on the FSC Council. She is also a non-executive director of Old Mutual Life Assurance Company South Africa Limited.

Nedbank Group board committees:
Group Audit Committee.

Nedbank Group ordinary shares: 972 beneficial indirect and 2 458 non-beneficial indirect.

James Harry Sutcliffe (50) (British)
(Non-executive) (appointed December 2001)

Business address: Old Mutual plc, 5th Floor, Old Mutual Place, 2 Lambeth Hill, London, EC4V 4GG.

Qualifications: BSc, FIA.

Occupation: Chief Executive, Old Mutual plc

Jim Sutcliffe is the Chief Executive of Old Mutual plc. He is a fellow of the Institute of Actuaries. He was previously Deputy Chairman of Liberty International plc and past Chief Executive Officer of Prudential plc's UK division.

Nedbank Group board committees:
Nedbank Group and Nedbank Limited Directors' Affairs Committees and Group Remuneration Committee.

Chief Executive's Report

It is particularly encouraging that we achieved strong growth in earnings and ROE across all business clusters and even more pleasing that this growth was spread across the next tier of businesses within these clusters. This highlights the depth, financial health and sustainability of our business.

Tom Boardman · Chief Executive


OUR BUSINESS
0861 GROWTH

A year of growth

2006 was a year of growth for the Nedbank Group. This is reflected in improved financial performance and in the growth of our distribution network, client base and market share. We have created a strong platform for sustainable growth.

Looking back, 2004 was the year in which we initiated the turnaround strategy and started building a base for the future. In 2005 our real achievement was the sheer amount that got done, while delivering improved financial performance. In 2006 we capitalised on all the work of the past two years and focused on growing the business. Our staff, clients and shareholders have started to reap the benefits of this strategy.

Financial performance exceeded our expectations, while progress towards our 2007 return on ordinary shareholders' equity (ROE) and efficiency ratio targets was ahead of our original forecasts.

Shareholder value improved, aided by buoyant markets, with the group's market capitalisation growing by more than R15 billion to total R60,2 billion at year-end.

The real engine for growth has been the staff at Nedbank, who have consistently delivered against our new brand expression, Make Things Happen. We are now in a position to focus our resources on improving client service. Our staff morale and values surveys have shown pleasing improvements, with morale showing a significant positive shift compared with the previous year. All business units in Nedbank worked hard at communicating with staff, ensuring that strategies were clear, addressing performance and remuneration issues and motivating people.

Financial performance

Nedbank Group maintained good momentum throughout the year and ended with a particularly strong performance in the final quarter. Headline earnings increased by 40,0% to R4 435 million and basic earnings grew by 18,2% to R4 533 million.

Net interest income increased 28,5% to R10 963 million, while non-interest revenue rose by 11,8% to R9 468 million.

The group's ROE rose from 15,5% to 18,6% (2007 target: 20%) and is now comfortably ahead of the group's cost of capital. The efficiency ratio improved from 64,8% to 58,2% (2007 target: 55%).

The results are covered in detail in the Chief Financial Officer's Report on pages 146 to 153.

It is particularly encouraging that we achieved strong growth in earnings and ROE across all business clusters – Nedbank Retail, Nedbank Corporate, Nedbank Capital and Imperial Bank – and even more pleasing that this growth was also spread across the next tier of businesses within these clusters. This highlights the depth, financial health and sustainability of our business.

Transactional banking

One of our key focus areas over the past three years has been to grow non-interest revenue by generating increased transactional revenue. While acknowledging that this is a longer-term strategy, we have had some encouraging successes during 2006.

- Nedbank Retail increased its net number of new primary clients for the first time in three years.
- Strategies have been developed to improve cross-selling, upselling, client service, client retention, pricing and bancassurance, with some success already being reflected.
- Specialised transactional banking teams have been created.
- Nedbank Corporate launched the first phase of its integrated electronic banking offering, enabling us to gain a number of new clients in areas where we have not been competitive in the past.
- A notable success was winning the tender to provide commercial banking services to the Western Cape Provincial Government, our first provincial government account.
- Nedbank also won tenders for providing primary banking accounts to local governments, including the Knysna and Merafong Municipalities.
- Nedbank Retail announced a R1 billion investment over three years to expand its branch and outlet footprint to improve accessibility and grow transactional revenue.
- Nedbank Retail partnered with SAA Voyager in its cobranded credit card.

Market share stabilising

Winning back market share on a profitable and sustainable basis is the true mark of the turnaround within Nedbank. It was therefore pleasing to show initial market share growth in certain categories of advances in the second half of 2006, including the important area of home loans where we grew market share in each of the last four months of the year. Card advances growth exceeded the internal target of 25% with growth of 30%. While this was behind the market growth for the year, there were market share gains month-on-month in November and December. The group showed some gains in leases and instalment sales, with Imperial Bank gaining market share. Growth in wholesale advances was slightly ahead of the market, driven by strong growth in advances to Corporate Banking clients.

Repositioning the brand

During 2006 we invested in changing perceptions and positioning the Nedbank brand as an accessible, aspirational and caring bank for all South Africans. Our brand-building campaigns have focused on making Nedbank more relevant and approachable, reflecting us as a bank that really understands its clients' financial needs and cares about the communities in which it operates and the country.

Following the introduction of our brand expression, Make Things Happen, the group intensified its national advertising campaigns. Brand surveys have shown significant improvements in Nedbank's positioning in the market in terms of both awareness and acceptance.

Repositioning the brand extends beyond just marketing and is part of a broader strategy that includes pricing, distribution and product innovation.

Repositioning Nedbank Retail

Nedbank Retail has become more price-competitive for the benefit of clients. The bank made the bold move to reduce retail transactional fees by an average of 13% during the year. This is in addition to not increasing fees in 2005. Service fees for Nedbank Retail's Small Business Services clients have remained unchanged for the fourth successive year.

Nedbank Mzansi Account fees were reduced on average by 19% to make these products more accessible to new entrants to the banking environment. Our market share of Mzansi Accounts has risen from 11,4% in 2005 to over 15% at December 2006.

Nedbank Retail announced a plan to expand the bank's footprint to address the historic underinvestment in distribution and lack of Nedbank presence in certain areas. This three-year plan includes opening 400 new outlets, including 100 branches and increasing the ATM network by 50%. The programme started in the second half of the year and included the installation of 147 ATMs, half of these being in previously underserviced areas, as well as 10 new branches, 19 outlets in retail stores and Old Mutual distribution centres, 26 new personal loan kiosks at merchants and a further 18 portable bootkits for opening Mzansi Accounts.

Transformation and sustainability

Transformation is a social, economic and strategic imperative and Nedbank Group continues to make progress in all aspects of transformation:

- The group exceeded its employment equity targets for 2006.
- BEE procurement spending showed a significant increase, from 34,9% in 2005 to 46,0% in 2006.
- Nedbank substantially exceeded BEE transaction financing targets for the second year in succession and received the BusinessMap BEE Top Commercial Financier Award in 2006.
- The 2008 target of opening eight FSC branches was achieved by December 2006.
- Nedbank Retail exceeded the 2008 target for black SME financing during November 2006.



Following our groundbreaking BEE transaction in 2005 and the introduction of strategic black partners into our business our partners have identified and assisted us in leveraging several business opportunities.

We have launched an affordable-housing development investment unit that has several projects in the pipeline. Nedbank also concluded a €40 million agreement for affordable-housing funding with Agence Française de Développement, a development agency of the French government.

The Nedbank Foundation and affinity programmes contributed more than R42 million to a broad range of community projects, equating to 0,95% of Nedbank Group's headline earnings. The FSC requires companies to invest a minimum of 0,5% on social investment projects.

We were proud to have received the international award for 'Emerging Markets Corporate Social Responsibility Bank of the Year' for the second consecutive year at *The Banker* 2006 Awards in London. During 2006 Nedbank was also rated first in its category in the JSE Socially Responsible Investment Index and again included in the Dow Jones World Sustainability Index.

Closer group cooperation

The Old Mutual Group's vision is to provide all South Africans with access to high-quality financial products and services. Nedbank Group is committed to playing its part in the realisation of this vision.

The relationship between the three Old Mutual Group companies in South Africa – Old Mutual (SA), Nedbank Group and Mutual & Federal – has strengthened over the past year. A joint southern Africa strategy for the three companies has been developed to identify revenue-generating and cost-saving opportunities across the combined retail client base of over six million individuals.

Projects in which Nedbank is involved include the outsourcing of all data and voice networks in conjunction with Old Mutual (SA), joint procurement using the group's greater bargaining power, and revenue projects that have started to show gains in bancassurance and fee income earned by Nedbank. We are confident that the group relationship will be a growth driver for all three businesses.



Prospects

The group remains committed to achieving its ROE target of 20% and efficiency ratio of 55% for 2007, although the planned investment in our distribution network makes the efficiency ratio target more challenging in 2007.

We are proud of our achievements over the past year, but know how much still needs to be done. Our priorities for the year ahead include:

- Focusing on organisational culture and values.
- Ensuring ongoing transformation.
- Continuing to improve client service.
- Adapting to the changing regulatory environment.
- Growing transactional banking revenues.
- Managing the credit cycle prudently.
- Practising active capital management.

While committed to meeting our 2007 targets, we have also been focusing on the longer term. Our medium- to long-term objectives are outlined on page 16.

Group Executive Committee

We welcomed Nombulelo Moholi in the first quarter of the year as Director of Group Strategy and Corporate Affairs to spearhead our external marketing activities and to drive the ongoing repositioning of the bank.

Derek Muller, the longest-serving member of the Group EXCO, has decided to take early retirement during 2007. During his 21 years at Nedbank he has held senior positions in corporate, international and retail banking and, as Director in the Chief Executive's Office, has played an invaluable role in supporting me in the turnaround programme. Derek plans to become more involved in church and community activities, and we are pleased that he will continue his association with the group as a trustee of the Nedbank Foundation. We thank him for his contribution to Nedbank and wish him continued success and happiness.


CREDIT
VIS

Thanks

In May 2006 Dr Reuel Khoza was appointed Chairman of the Nedbank Group. I have had the privilege of knowing and working with Dr Khoza over many years and value his enlightened leadership and wisdom.

I paid tribute to outgoing Chairman Warren Clewlow in last year's annual report and believe that it is fitting once again to recognise his contribution to the turnaround of the group and the role that he played in stabilising the business.

I owe a debt of gratitude to the members of the Group EXCO for their leadership of the group over the past year, and thanks are also due to my fellow directors for their guidance and insight.

Thank you to our shareholders, clients and business partners for your contribution and ongoing support of the group.

Everywhere I go in the bank, from branches to call centres to regional offices, there is a strong sense of excitement and energy. I would like to congratulate all Nedbank staff on a sterling performance. I am truly impressed by the commitment and sheer determination of our staff to make Nedbank a great place to work, a great place to bank and a great place to invest.

Tom Boardman
Chief Executive

Sandton
12 March 2007


expertise

Operational review: Nedbank Corporate

Nedbank Corporate experienced strong growth in 2006, which was driven by the new managing directors of the divisions appointed in 2005 to introduce decentralised business models with a high level of accountability.



Graham Dempster (51)
Managing Director: Nedbank Corporate
26 years' service • BCom, CTA, CA(SA), AMP (Harvard)

Graham joined the group in 1980 in the Corporate Finance Division of UAL Merchant Bank. He was appointed General Manager of the division in 1987 and joint Head of the Special Finance Division in 1989. In 1992 he was transferred to Nedbank, initially in a general management role in respect of strategy, and in 1998 was appointed Head of the International Division. He assumed responsibility for the Corporate Banking Division in 1999 and Nedbank Corporate late in 2003.

Management team

Frank Berkeley (50)
Managing Director: Property Finance
12 years' service • BCom, BAcc, CA(SA)

Denys Denya (43)
Managing Director: Nedbank Africa
9 years' service • BAcc, CA(Zim), CIS, MBA

Adriaan du Plessis (47)
Divisional Director: Transactional Banking
16 years' service • BCom(Hons), CTA, CA(SA), HDip(Co Law), CAIB(SA)

Keith Hutchinson (48)
Divisional Director: Risk Management
17 years' service • BCom, BCompt(Hons)

Ingrid Johnson (40)
Managing Director: Business Banking
13 years' service • BCom, BAcc, CA(SA), AMP (Harvard)

Mfundo Nkuhlu (40)
Managing Director: Corporate Banking
3 years' service • BA(Hons), Strategic Management in Banking (Insead)

Anton Redelinghuis (57)
Divisional Director: Finance
19 years' service • MCom, CA(SA)

Murray Stocks (40)
Divisional Director: Corporate Shared Services and Investor Services
15 years' service • BCom

Ashley Sutton-Pryce (53)
Divisional Director: Human Resources
33 years' service • BA, Business Strategy for HR Leaders (Insead)

Heinz Wellert (43)
Divisional Director: Strategy and Marketing
5 years' service • MCom, CA(SA), FIISA



Overview

Nedbank Corporate comprises the client-focused businesses of Business Banking, Corporate Banking, Property Finance, Nedbank Africa and the specialist businesses of Transactional Banking and Corporate Shared Services. These businesses focus mainly on providing lending, deposit-taking and transactional banking execution services to the wholesale banking client base of Nedbank.

Nedbank Corporate has a strong client base and is well-placed to grow and optimise business opportunities both internally through cross-selling, and externally in the private and public sector markets.

Strategy

Nedbank Corporate's core strategy is to listen, understand and then deliver banking solutions to wholesale banking clients, and to fulfil the financial services needs of clients through our teams of highly qualified, experienced professionals, who are dedicated to providing the highest quality service.

The cluster aims to deliver the strategy by attracting the best quality people in the market, developing a full suite of banking products and services, and supporting this through outstanding service delivery. Nedbank Corporate seeks to be a significant market share player in each of its selected market segments.

Nedbank Corporate adopts a consistent set of principles in terms of efficient deployment of capital, risk propensity and decision-making, pricing, marketing and rewards to enhance its returns on economic capital employed. This approach is based on the similarities of the market segments in which it operates, specifically the specialist relationship management philosophy, service standards and discretionary credit decision-making that relies on intimate, personalised knowledge of our clients.

Target market and activities

Business Banking services businesses with an annual turnover of up to R400 million and is differentiated by its decentralised, empowered, accountable business model and client-centric approach. It provides the full spectrum of commercial banking products and related services, and has a market share of between 18% and 23%, which varies by region and product.

Corporate Banking services companies with an annual turnover in excess of R400 million as well as BEE and public sector clients, and generates business through lending, transactional banking, structuring and advisory fee income opportunities, significant wholesale funding, treasury execution, custodial services and global trade activities. Corporate Banking has a market share in excess of 20% in both deposit-taking and lending, with a lower share of transactional banking.

Property Finance specialises in commercial, retail, industrial and residential property development finance. Property Finance is South Africa's market leader, with a market share among the banks of above 25% and a significant regional footprint. The division also operates a highly successful property investment business, which invests in listed property investment vehicles and direct property partnerships with selected clients.

Nedbank Africa operates in the retail and wholesale banking segments in Lesotho, Malawi, Namibia, Swaziland and Zimbabwe. The regional operations leverage off the South African divisions for skills and systems platforms, where appropriate.

Transactional Banking provides product development and support, and specialist transactional banking solutions and services to Business Banking and Corporate Banking clients, working closely with the relationship banking teams.

Corporate Shared Services provides transaction execution services for local and foreign payment and trade activities, client service centres and client on-boarding project migration teams.

Nedbank Corporate is focusing on growth in all its businesses with a particular emphasis on increasing its market share as a primary bank to clients

Focus areas

Nedbank Corporate is broadening its service to clients through a number of clearly defined focus areas, with the objective of increasing market share by:

- attracting, training and developing staff, and leveraging the strengths of client service teams to offer clients a fully integrated set of services and solutions in an efficient manner;
- continuing to focus on improving client service through developing the skills and the quantum of banking teams servicing clients, reducing problem incidence and improving problem resolution;
- increasing transactional banking market shares across all segments of the wholesale market;
- growing the group's presence in the attractive, growth market segment of Business Banking, by leveraging the decentralised business model, empowering our employees and increasing the distribution network and sales force to become the leader in this segment over the next five years;
- growing the group's share of public sector business in both Business and Corporate Banking, given the increasing importance of infrastructure development in the country and our focus on transactional banking;
- maintaining a leadership position in the property finance segment, with increased growth through midmarket clients as well as the property investment business;
- increasing Nedbank's presence in Africa through controlled expansion into attractive new regions and, in conjunction with the investment banking areas, entering into new markets through the group's trade and project finance capability;
- transforming the businesses both in terms of culture and employment equity, through targets that go beyond the regulatory targets; and
- leveraging BEE financing strengths, striving to become the custodian of empowerment initiatives in terms of BEE and small and medium enterprise financing.

Review of the year

Core to the progress made by Nedbank Corporate is the significant 9,6 percentage points improvement in our staff morale as reflected in the group's employee survey conducted during the second half of 2006 and an increased cultural alignment, highlighting the positive shift in attitudes and perceptions of staff who are key to client service and ultimately market growth.

The successful repositioning of the Nedbank brand through various media campaigns and an upsurge in wholesale lending activity in South Africa has contributed to Business Banking and Corporate Banking benefiting through an increase in lending and the acquisition of a number of substantial transactional banking mandates. Most notably certain large mandates were won in the public sector domain, an area where Nedbank historically had limited market penetration.

Market share in wholesale banking advances increased in 2006, while Property Finance maintained its leading position among the banks in the commercial and industrial property lending area despite increased competition.

Excellent progress has been made in migrating Business Banking clients onto NetBank Business, the new electronic banking channel platform. This has assisted with new client acquisitions and improved client retention. By year-end 2 429 clients had been migrated onto the new system and the division is on track to migrate the balance of its clients to the new system during 2007.

Electronic banking volumes in the wholesale market grew by 62%. There was, however, a decline in revenue and volumes from cheque processing – in line with the market experience – with the increasing usage of electronic and card-processing platforms.

Business Banking gained momentum throughout the year, with asset growth in the last quarter of 2006 up 22% on the same quarter in the previous year. This compares favourably to the 6,5% increase recorded for the first quarter of 2005. The increasing momentum in asset growth since early 2005 demonstrates the benefits of decentralisation of accountability to the regions and the improvements in client service and delivery.

A detailed strategy has been developed to establish Business Banking as the market leader by actively engaging with over 500 members of the team in small groups jointly to develop a vision for the business. This has resulted in a passionate commitment to create a worldclass business.

	Total	Business Banking	Corporate Banking	Property Finance	Africa	Other
Headline earnings (HE)						
2006 (Rm)	**2 553**	**958**	**481**	**1 046**	**71***	**(3)**
2005 (Rm)	1 894	675	379	844	52	(56)
HE growth						
2006 (%)	**34,8**	**41,8**	**26,9**	**23,8**	**36,5***	**–**
Interest margin to interest-bearing assets						
2006 (%)	**3,32**	**3,81**	**1,07**	**2,76**	**8,24**	**–**
2005 (%)	3,21	3,39	1,08	2,98	6,19	–
Impairment charge to average loans and advances						
2006 (%)	**0,15**	**0,41**	**0,04**	**(0,05)**	**0,41**	**–**
2005 (%)	0,23	0,68	–	(0,04)	0,41	–
Efficiency ratio						
2006 (%)	**50,8**	**52,5**	**49,3**	**41,3**	**64,2***	**–**
2005 (%)	54,7	57,8	50,4	42,7	66,3	–
Return on average total assets						
2006 (%)	**1,69**	**1,53**	**0,56**	**2,46**	**0,84**	**–**
Return on average capital (Basel I Regulatory)						
2006 (%)	**21,9**	**27,3**	**12,1**	**28,4**	**16,2***	**–**
2005 (%)	18,9	22,2	11,3	26,0	14,9	–
Total advances						
2006 (Rm)	**133 254**	**43 641**	**45 803**	**38 292**	**4 614**	**904**
2005 (Rm)	102 352	35 428	28 038	33 128	4 132	1 657
Average advances						
2006 (Rm)	**113 034**	**38 495**	**35 192**	**34 537**	**4 503**	**307**
2005 (Rm)	96 627	33 256	28 464	30 267	3 553	283
Total deposits						
2006 (Rm)	**157 949**	**59 210**	**90 199**	**123**	**5 941**	**2 476**
2005 (Rm)	124 730	51 296	67 305	546	4 389	1 194
Average total deposits						
2006 (Rm)	**135 156**	**54 445**	**73 223**	**408**	**5 137**	**1 943**
2005 (Rm)	112 304	48 345	56 873	392	4 109	2 585
Number of branches/offices						
2006	**110**	**70**	**4**	**6**	**30**	**–**
2005	92	56	4	5	27	–
Number of clients						
2006	***	**29 329**	**759**	**6 265**	**175 920**	
Number of employees						
2006	**5 677********	**2 187**	**268**	**810****	**1 370**	**1 042**
2005	5 236	2 016	298	778	1 186	958

**Excl Namibia BEE costs.*
***Incl 366 Bond Choice employees (2005: 293).*
****No total shown, as 'Africa' comprises individual clients, while 'Other' comprises client groups.*
*****Excl FTE equivalent of temps.*



Asset growth in Corporate Banking increased substantially due to the successful conversion of the strong pipelines through an active process of deal management and, in certain major transactions, through close collaboration with Nedbank Capital. Both net interest income (NII) and non-interest revenue (NIR) grew significantly, reflecting the increased momentum in the business. Joint client acquisition and retention strategies with Retail saw successes in the card acquiring business, which resides in Nedbank Retail.

Property Finance has maintained its strong market share. Commercial property prices continue to rise, partly due to the lack of construction capacity and higher building costs. Although this growth in underlying values assists NII growth, it has been offset by continued disintermediation and intense competition, which has created fee and margin pressure.

New client mandates in the public sector led to increased participation in tenders and supported transformation infrastructure development across all market segments.

Increased growth in Nedbank Africa resulted mainly from higher revenue off a higher asset base and lower impairments. Significant progress was made with governance and risk frameworks, information technology, employee skills, senior executive appointments and the streamlining of operations. Denys Denya, previously Managing Director of MBCA in Zimbabwe, was appointed Managing Director of Nedbank Africa in the second half of the year.

Transactional Banking had a good year, completing the first phase of channel convergence as well as the Corporate Saver platforms. Corporate Shared Services played a valuable role in migrating clients onto the NetBank Business banking platform and with bringing large complex clients on board as part of our approach of being closer to and understanding the needs of clients.

Bancassurance revenues grew by 33% from R45,7 million to R68,2 million.

Mfundo Nkuhlu received the award for 'Top Corporate Banker' from the Association of Black Securities and Investment Professionals (ABSIP). This is the second year in succession that a Nedbank Corporate executive has received the award. The division was also ranked as the Top Regional Custodian by Global Finance and received the Domestic Top Rating by *Global Custodian*.
Our independently commissioned annual client survey confirmed that the corporate bankers are regarded as the top-performing team in the market.

In addition, Nedbank Corporate's commitment to transformation is reflected in it exceeding its employment equity targets for the third consecutive year running.

Financial review

Nedbank Corporate increased headline earnings by R659 million or 34,8% to R2 553 million (2005: R1 894 million), while ROE increased from 18,9% to 21,9%.

It is pleasing to note that all the businesses performed well, with headline earnings in Business Banking growing by 42%, in Corporate Banking by 27%, in Property Finance by 24% and in Nedbank Africa by 37%.
All businesses increased ROE on 2005, which is reflective of the improvement in the quality of the growth in the businesses.

Growth of 17% in average loans and advances was the main contributor to the NII increase of over 20%, which also benefited from the increase in liabilities and endowment.

NIR on core lending activities grew by over 12%, mostly as a result of volume increases in core transactional products, the rollout of the new business platforms and a solutions approach, which is fundamental to the long-term positioning of the bank. Total NIR growth was assisted by gains from realisations and revaluations within the property private equity portfolio.

The impairments charge declined to 15 basis points due to strong recoveries, despite additional portfolio impairments of R222 million being raised, of which R53 million is related to expectations of the credit cycle change impacting the underlying model assumptions.

Expenses have been well-managed, despite an additional R23 million IFRS 2 charge relating to the BEE transaction in Namibia.

Property Finance's non-lending activities grew by 13% over 2005. Within these non-lending activities, Property Equity gains were 9% above the high levels achieved in 2005, which is indicative of the current buoyant market conditions.



pole position
with NetBank Busin

Prospects

During 2006 clear strategic plans were developed to create a platform for setting and achieving aspirational goals for each business, increasing the readiness of our leaders, and giving our people the prospect of exciting careers.

All the divisions are involved in further high-level personal growth and team effectiveness processes to develop leadership capabilities, both individually and as a team. This has had a significant impact on the teams that have started this process.

Prospects in Property Finance remain buoyant, although the level of upside will be constrained by fewer positive property private equity revaluations, as well as changes in the credit cycle.

Further areas of opportunities are the creation of value from the corporate client BEE scheme and working closely with Nedbank Retail and Nedbank Capital.

Fundamental to the strategy to increase primary banker status and drive transactional revenues through adding value is the enhancement of the NetBank Business capability to cater fully for large corporate clients.

Nedbank Corporate foresees ongoing growth in wholesale advances and transactional banking mandates as part of the growth taking place in corporate and public sector infrastructure investment. The focus on growing the public sector client base has proved to be positive and should provide a strong leverage into further growth opportunities within this sector.

Asset growth in Business Banking is expected to grow strongly as client service and operational efficiencies continue to improve significantly. Business Banking clients continue to benefit from business generated from projects initiated by larger corporates on the back of thetransformation infrastructure spend in the market referred to above.


estern Cape picks
Nedbank as banker



Operational review: Nedbank Capital



We have built a solid growth platform of the integrated investment bank – product excellence combined with deep sector expertise to deliver unique solutions to our client base.

***Brian Kennedy* (46)**
Managing Director: Nedbank Capital
11 years' service • MSc(Eng)(Elec), MBA, AMP (Harvard)

Brian started his career in engineering before joining FirstCorp Merchant Bank, where he was Head of Structured and Project Finance. He joined BoE Merchant Bank in 1996 and was appointed Managing Director in 1998. He was appointed an executive director of BoE in 2001. Brian led Capital Markets following the merger and in November 2003 was appointed to the Group Executive Committee of Nedbank Group and formed Nedbank Capital.

Overview

Nedbank Capital comprises the group's investment banking businesses. It consists of a number of divisions that together manage the structuring, lending, underwriting and trading businesses. It provides the full product spectrum in the South African market, with an offering that stretches from equity research to the provision of long-term project financing, enabling Nedbank Capital to compete effectively in the southern African market.

Favourable market conditions and the solid platform established over the past two years have resulted in 2006 being another good year for Nedbank Capital.

All business units benefited from a greater outward focus, the strong deal pipeline towards the end of 2005 and the benefits of the coverage model that facilitates client solutions through multidisciplinary teams consisting of investment bankers, corporate bankers and product experts.

During the period the majority of derivative trading systems were consolidated on the Front Arena System. The migration was completed in a short timeframe, with minimal disruption to the business.

Management team

Anél Bosman (40)
Head: Risk
6 years' service • BCom(Hons), MPhil (Cantab)

Jean du Plessis (58)
Managing Director: Nedcor Securities
16 years' service • BCom(Hons), MBL

Patrick Jackson (53)
Managing Director: Equity Capital Markets
9 years' service • BA LLB, LLM (Cantab), HDip Tax

Peter Lane (50)
Managing Director: Treasury and Debt Capital Markets
16 years' service • BCom, FIFM, CAIB

Eureka Redelinghuys (47)
Head: Finance and Operations
2 years' service • BCompt(Hons), CTA

Mark Sardi (37)
Managing Director: Investment Banking
1 year's service • BBusSci(Hons), CA(SA)

Terence Singh (38)
Head: Strategy and Transformation
5 years' service • MSc(Chem), MBA

Hannes van der Westhuyzen (49)
Managing Director: Global Markets
19 years' service • BCom(Hons), CA(SA)

Mark Weston (43)
Managing Director: Specialised Finance
17 years' service • BCA, CA (New Zealand), AMP (Harvard)


edbank Capital joins
forces with ABN AMRO

Strategy

The environment in which Nedbank Capital operates necessitates a high-performance culture, which has been articulated as follows:

'We unshackle ourselves from conventional thinking and bureaucratic limitations to understand and honour the needs of our clients, colleagues and shareholders. With gumption, we convert our ideas into sustainable relationships and create a thriving destiny shared by all.'

Key strategic initiatives for 2006 were to:

- build capacity and enhance treasury operations in the London office;
- increase efficiencies by reducing fixed costs in the trading businesses;
- rationalise the electronic trading systems;
- increase equity underwriting and placing capacity, especially offshore;
- improve collaborative efforts and cross-sell within the *Nedbank Group;*
- leverage the relationship with Old Mutual;
- create new and innovative product offerings;
- leverage project finance expertise in African jurisdictions;
- create innovative resources investment banking instruments for future access to deal flow;
- increase the interest rate derivative presence;
- focus on improving foreign exchange market share;
- build the disintermediation business;
- expand the Nedbank Capital brand and presence; and
- develop cutting-edge initiatives in the equity derivatives market.

Financial highlights and statistics

Rm	2006	2005
Headline earnings	**1 145**	971
Efficiency ratio (%)	**43,0**	41,3
Return on total average assets (%)	**1,0**	1,2
Return on total average equity (%)	**31,3**	27,9
Number of employees	**626**	616

Target market and activities

Nedbank Capital seeks to provide seamless specialist advice, debt and equity raising and execution and trading capabilities in all the major South African business sectors. Principal clients include the top 200 domestic corporates, as well as parastatals, leading financial institutions, non-South African multinational corporates and clients undertaking major infrastructure and mining projects in Africa, as well as emerging black economic empowerment (BEE) consortiums.

Debt Capital Markets deals with securitisation and bond origination businesses, and provides interest rate solutions. In 2006 the division's asset-backed commercial paper programme, Synthesis, grew its portfolio from R4,5 billion to R7,5 billion, significantly increasing its market share and writing a significant amount of all new conduit business during the year.


A R1.9 BILLION DEAL THAT BREAKS
NEW GROUND IN FERROMETALS.

Equity Capital Markets, the equity derivatives operation, provides hedging and structuring services to corporate, institutional and retail clients and includes an alliance with Macquarie Bank Limited. This division exploits the synergies between trading and structuring equities, and facilitates BEE transactions.

Global Markets focuses on providing the bank's client base with currency, interest rate derivative and bond-related products as well as proprietary trading in the various markets.

Investment Banking includes the group's corporate finance, private equity and coverage teams. Funds under management in the private equity portfolio amount to R1,1 billion.

Specialised Finance provides debt-financing solutions with a portfolio of services, including project finance, leveraged debt, acquisition finance, structured trade and commodity finance and structured financial solutions. The division also has three sectoral specialist teams that serve as Nedbank Capital's knowledge hub in these sectors – energy, infrastructure, and mining and resources. In addition, the division covers retail, healthcare and diversified industrials.

Treasury is the group's funding interface with financial and investment markets, locally and internationally. All of the group's local and foreign currency funding requirements are executed and managed through this unit.

Nedcor Securities (Pty) Limited is the institutional equities business of the group. It provides research, sales and trading services to major institutions. Its strong domestic franchise saw it benefit enormously from increased volume and value traded on JSE Limited (JSE) during 2006.

During the year we formed an alliance with ABN AMRO. This alliance creates an offshore capital one-stop shop for our clients, who will gain from the distribution strengths of a prominent international bank (ABN AMRO ranks in the top three in the syndicated-loan and corporate bond league tables and top 10 in equities across Europe). Unlike other domestic competitor alliances or joint ventures, this alliance spans the entire capital spectrum from senior debt all the way through to equity and equity research.

Review of the year

Positive market conditions, together with the benefits of the integrated investment banking business model, resulted in strong, profitable deal flow during 2006. Some of the more innovative and prominent transactions included:

- Neotel: colead arranger and underwriter of R2 billion bridging finance for the second network operator.
- Agence Française de Développement: arranger of 12-year €40-million external subsidised funding for the purpose of providing affordable housing to low-income households.
- Lafarge SA (Pty) Limited: sole arranger and underwriter of R1,1 billion funding for the empowerment transaction.
- Eland Platinum: facilitation of its successful listing on the JSE.
- Enaleni: capital raising in excess of R1 billion for its acquisition of leading generics pharmaceutical company Cipla Medpro. The equity raising was more than three times oversubscribed.
- Kumba: joint lead arranger and underwriter to the largest BEE mining empowerment transaction to date – the creation of the R16 billion new Kumba entity (Exarro).
- Netcare: origination of R500 million senior, unsecured two-year notes through a private placement with select institutional investors.
- National Treasury: colead manager on the Foreign Bond issue for the 2006/7 fiscal year.
- International Ferro Metals: joint underwriter and arranger for its R1,9 billion ferro-chrome mining and smelting operation.
- Paladin Finance Limited: joint underwriter and arranger for the establishment, development, construction and operation of an R850 million uranium-mining and ore-treatment facility at Langer Heinrich in Namibia.
- Tshwarisano: joint lead adviser and arranger in its acquisition of a 25% share in Sasol Oil.
- Sappi: joint lead manager and dealer for its R3 billion Domestic Note Programme and R1 billion inaugural bond issue.
- Moresport: sale of our equity stake taken during the management buyout.

Nedbank Capital received accolades in various high-profile industry surveys. Nedbank won the 2006 BusinessMap award for top Commercial Financier of BEE, having financed R7,1 billion worth of BEE transactions during the previous year. In the *Financial Mail* Ranking the Analysts Survey in May 2006 Nedcor Securities obtained seven first-place ratings and was ranked third in equity research (sectors not weighted). Debt Capital Markets and Bond Research garnered six winners in the annual Spire Awards.

The inaugural Green Mining Awards, which recognise African mining and mineral beneficiation operations that have made a significant effort to promote sustainability, were well-received by the market.

Operationally, both product development and risk management were prioritised and both of these initiatives are improving the way Nedbank Capital does business. This has resulted in:

- greater ownership, understanding and management of risk within the divisions;
- establishment of a cluster Basel II Office and Financial Lab to ensure lasting business benefits from Basel II implementation;
- better pricing of loans and trades taking the full economic cost into account; and
- increased ability in launching new complex products.

A new EXCO role has been created, focusing on transformation, human capital and strategy. Our employment equity statistics have again significantly improved year-on-year and will continue to remain a priority.

Financial review

Nedbank Capital increased headline earnings by 17,9% to R1 145 million, while ROE increased from 27,9% to 31,3%. Trading income grew by 28,6% off an already high base to exceed R1,5 billion for the first time. Impairments charges were slightly below the previous year with some good recoveries towards the end of the year. Despite the reduction from the previous year, we would expect this charge to reduce further in future years.

Prospects

Nedbank Capital's results are highly dependent on levels of corporate activity and new projects, as well as volatility in foreign exchange, interest rates, commodity prices and equity markets. With forecast infrastructural, mining and energy investment in southern Africa expected to increase and acquisition finance still required to fund BEE and private equity deals, Nedbank Capital remains well-positioned to participate in this activity.

However, while we employ a broad and diversified set of risk-monitoring and risk-mitigating techniques, these systems and their application cannot anticipate every financial outcome or the timing thereof. We may therefore incur losses in the course of these activities.

Nedbank Capital's established client base and market share will allow the business to play a leading role in the advisory, acquisition finance and private equity markets. Furthermore, with global trends of developing debt capital markets and disintermediation, Nedbank Capital is well-placed to offer resultant off-balance-sheet debt solutions to clients.

Equity derivative usage should continue to grow in response to the ongoing demands of regulatory changes, FSC requirements, accounting standard revisions and social obligations.

Nedbank Capital has, over the past three years, laid the foundation to meet the full spectrum of client demands in the investment banking arena. The deal pipeline remains strong and, subject to market conditions remaining buoyant, the group expects continued growth in earnings in all of Nedbank Capital's businesses during 2007.


THE LEADERBOARD
ALSTOM
AVI
eland
sappi

Operational review: Nedbank Retail



Our turnaround strategy is bearing fruit and we are moving firmly into the growth stage.

Rob Shuter (39)
Managing Director: Nedbank Retail
7 years' service · BCom, CA(SA)

After completing his articles at Deloitte & Touche, Rob joined BoE Merchant Bank. In 1994 he joined the Corporate Finance Division of Standard Corporate and Merchant Bank (SCMB), and was appointed Head of Investment Banking in April 1998. Rob joined the Nedbank Group as Head of Corporate Finance early in 2000, and was appointed Managing Director of Nedbank Retail in September 2004. He is a member of the Nedbank Group Executive Committee and a director of the Operating Board of the Banking Association of South Africa.


DRIVE
MAKE THINGS HAPPEN

Management team

Sydney Gericke (48)
Managing Director: Nedbank Card
18 years' service · BCom(Acc), BCom(Hons), MCom, CPA, SEP (Insead)

Ingrid Hindle (42)
Divisional Director: Retail Shared Services
17 years' service · BComp (Hons), CA(SA)

David Macready (48)
Managing Director: Retail Bancassurance and Wealth
9 years' service · BCom(Hons), CA(SA), SEP (Harvard)

Manelisa Mavuso (36)
Divisional Director: Retail Marketing
2 years' service · BEcon

Sakhiwo (Saks) Ntombela (39)
Managing Director: Retail Product Solutions
3 years' service · BScEng, MBA

Phumla Ramphele (44)
Divisional Director: Retail Risk
4 months' service · CAIB(SA), BCom(Acc), Postgraduate certificate in Business Admin

June Tudhope (49)
Managing Director: Nedbank Home Loans
3 years' service · BAcc, CA(SA)

Clive van Horen (40)
Managing Director: Retail Banking Services
7 years' service · BCom, CA(SA), BSocSci(Hons), PhD(Economics)

Sarel Rudd (51)
Managing Director: Nedbank Personal Loans
3 years' service · BCom(Acc), BCompt(Hons), CA(SA)


NEDBANK
SOUTH AFRICA'S
Nedbank is cheapest for entry-level accounts
ENTRY LEVEL BANK CHARGES

Review of the year

Nedbank Retail serves the financial needs of individuals and small businesses by providing transactional, card, lending, investment and insurance products and services. The division services the needs of clients, which have been grouped into five primary client segments, namely the high-net-worth, affluent, middle, mass and small-business segments. These segments, Nedbank channels, joint ventures and related support areas fall within the Retail Banking Services Division.

The cluster is further organised around the following key product areas: Card; Home Loans; Personal Loans; Bancassurance and Wealth; Vehicle and Asset-based Finance and Transactional Banking.

The Shared Services Division provides support services, including Human Resources, Finance, Projects, Strategic Planning and Product and Client Analytics. Retail Risk is responsible for monitoring compliance, credit and operational risk and providing legal services to the cluster. Retail marketing provides marketing support to the business divisions and assists in coordinating marketing activities across the broader Nedbank Group.

Strategy

Nedbank Retail embarked on a three-year turnaround strategy in late 2004. The key issues that needed to be addressed were poor financial performance, low staff morale, client attrition, market share losses and an ineffective business structure.

A broad-reaching strategy was developed in three distinct phases: Fix (2005), Consolidate (2006) and Grow (2007). This strategy involves the coordination of business initiatives to improve financial performance, retain clients, increase cross-sell ratios and acquire new accounts, coupled with a clearer client value proposition, based on competitive products and prices, worldclass and best-of-industry service, and a stronger brand.

Nedbank will also compete across all client segments with differentiated products and tailored distribution. A key part of this is the implementation of our 'bank for all' strategy.

Financial highlights and statistics

	2006	2005
Headline earnings (Rm)	**1 463**	896
Advances (Rbn)	**106,9**	82,6
Interest margin (%)	**5,4**	5,4
Impairments charge to average advances (%)	**1,10**	1,14
Efficiency ratio (%)	**66,3**	71,7
Return on average assets (%)	**1,35**	1,02
Return on average equity (%)	**23,04**	17,55
Assets under management (Rbn)	**71,6**	50,7
Number of branches	**456**	472
Number of ATMs	**1 283**	1 174
Number of clients	**3 531 199**	3 179 984
Number of employees	**13,442**	12 127



2006 segmental breakdown

	Home loans (1)	Card	Personal loans	Banc-assurance and wealth (2)	Vehicle, asset finance and transactional banking (1)	Integrated segments (3)	Other (4)	Total
Headline earnings (Rm)	557	284	109	225	117	362	(191)	**1 463**
Efficiency ratio (%)	40,3	64,4	48,2	61,2	85,6	61,3	<(100)	**66,3**
Impairment ratio (%)	0,2	4,4	12,1	0,1	2,7	0,9	<(100)	**1,1**
Number of employees	1 024	824	1 221	942	533	1 668	7 230	**13 442**
Total average advances (Rm)	51 638	3 828	3 367	4 578	6 038	23 285	(101)	**92 633**
Total advances (Rm)	60 570	4 468	4 500	5 323	5 903	26 197	13	**106 974**
Home loans	61 321			980		21 932		**84 233**
Card		4 751		15		468		**5 234**
Term loans			5 115	1 987	13	2		**7 117**
Overdrafts					1 029	989		**2 018**
Other loans to clients				2 350	39	271		**2 660**
Asset-based finance					5 108	2 875		**7 983**
Other	1	23			(1)	89	3	**115**
Impairments	(752)	(306)	(615)	(9)	(285)	(429)	10	**(2 386)**
Total deposits (Rm)		1 031	19	11 547	38 740	25 488	51	**76 876**
Assets under management (Rm)				42 478		29 075		**71 553**

(1) Excludes business written in integrated segments.

(2) Excludes revenues from Bancassurance in Nedbank Corporate and certain revenues in Card and Personal Loans. Includes the results of Fairbairn Private Bank and Fairbairn Trust Company.

(3) Includes Private Banking, Small Business Services, BoE Private Clients, OMB and Go Banking.

(4) Comprises centralised costs per joint-venture agreements, costs related to closed branches and cost of cash not yet transfer-priced.


RISE

Target market and activities

Target markets are clearly identified and range from entry-level transactional banking to the high-net-worth segment. The cluster also services merchants and large corporates in respect of card-acquiring services. These markets are serviced through the brands within the Nedbank Retail stable, being Nedbank, Nedgroup Investments, Old Mutual Bank, Go Banking, BoE Private Clients, Fairbairn Private Bank and Fairbairn Trust Company.

The retail product portfolio includes transactional accounts, home loans, vehicle and asset-based finance, card (both card-issuing and merchant-acquiring services), personal loans, bancassurance, investments and specialised products such as wills, stockbroking and portfolio advice. Nedbank Retail strives to ensure that we have a competitive product set appropriately priced for risk, volume and clients' individual profiles.

Traditional channels have been expanded to include inmarket sales consultants, instore presence in major retailers and mobile and prefabricated branches in rural areas.


NEDBANK
New service for Nedbank clients

Review of the year

Good progress has been made in addressing the first two phases of the strategy. The business has been reorganised, Peoples Bank integrated and ROE lifted from 12,1% in 2004 to 23,0% in 2006. Improvements have also been made in the product portfolio and pricing as well as primary client growth and market share improved in the second half of 2006 in the residential mortgages and card areas.

Nedbank Retail has benefited from a favourable economic environment in 2006, contributing to the division exceeding its financial targets for the year. Net interest income grew by 24% and operating expenses rose by 10,1% on a comparable basis. This contributed to a 63,3% improvement in headline earnings from R896 million to R1 463 million, and ROE improving from 17,6% to 23,0%.

A key objective for 2006 was to stem historic market share losses. Encouraging progress was made in the home loans area, where Nedbank Retail has gained market share in the last four months. Credit card receivables grew by 30% in 2006 and the group recorded modest market share gains in the last three months of the year. Market share in the card-acquiring space has been stable and the group has grown market share in the personal lending and Mzansi Account areas.

During 2006 the cluster launched a number of innovative products, including the Everyday Account, Small-business startup offer, SAA Voyager cobrand credit card, Home Equity Plan, Nedbank Positive Return Fund and its cellphone banking product. Nedbank Retail also implemented its new pricing strategy, resulting in a 13% decrease across its transactional pricing categories.

Nedbank Retail has performed well in respect of its Financial Sector Charter (FSC) commitments. The Mzansi and SME empowerment finance targets have been exceeded. The employment equity targets have been largely exceeded, with some work remaining in the senior management category. Nedbank has delivered on its 2008 branch access targets in 2006 with the rollout of branches into its eight allocated FSC sites.

During 2006 Nedbank attracted 703 000 (2005: 496 000) new clients, but lost 427 000 (2005: 292 000).
We have intensified our efforts in both the acquisition and retention areas, and expect further improvements in the future. Nedbank also stemmed three years of primary account losses and gained 53 000 net new primary clients during 2006. The banking cross-sell ratio remained stable over the year.

In August 2006 Nedbank Retail announced that it had developed a strategy to expand the bank's retail footprint. This is expected to address the underinvestment in distribution over the past 10 years, as well as the lack of representation in certain areas, and to position the bank for profitable and sustainable growth. From 2006 to 2008 Nedbank Retail will upgrade and expand its distribution footprint, including opening an additional 400 outlets (including 100 branches) and upgrading and increasing its ATM network by 50%. During the second half of the year the group started implementing this programme by installing 147 ATMs, half of which were in previously underserviced areas as well as 10 new branches, 19 outlets in retailers and Old Mutual distribution centres, 26 new personal loan kiosks at merchants and a further 18 portable bootkits for opening Mzansi Accounts.

Prospects

The main focus in 2007 will be implementing the growth stage of the strategy. A solid platform has been created and the business is well-positioned for this challenge. Our initiatives for 2007 have been grouped under the categories of people, innovation, service, distribution, brand, risk, synergies, transformation, growth and profits.

We anticipate a positive environment in 2007, with reasonable market growth notwithstanding the higher-interest-rate environment. The market remains competitive with continued pressure on fees and margin. Nedbank Retail is well on track with its Basel II programme, but faces significant challenges in preparing for the National Credit Act.

The key to our success will be to deliver on the strategy, to focus on building our core Nedbank Retail operation, and to keep our people motivated and empowered over the challenging years that lie ahead.



Operational review: Imperial Bank

Imperial Bank had another excellent year with key performance indicators improving throughout, assisted by favourable market conditions and strong demand.



René van Wyk (50)
Chief Executive
13 years' service · BCom, BCompt(Hons), CA(SA), AMP (Insead)

Imperial Bank Limited, which was incorporated in 1996, is a niche bank primarily engaged in asset-based financing. The bank has two shareholders, Nedbank Limited, which holds 50,1%, and Imperial Holdings Limited, which owns 49,9%. In terms of a memorandum of understanding signed by the shareholders Nedbank provides the funding for Imperial Bank as well as risk management support that includes having representatives on Imperial Bank's Credit Committee as well as its Asset and Liability Committee. Imperial Holdings provides the bank with access to its extensive South African motor vehicle dealership footprint.

The bank has four operating divisions, namely Motor Finance, which is the largest division with 59,7% of loans and advances, followed by Property Finance at 17,5% of loans and advances, Supplier Asset Finance at 12,3% and Medical Finance at 10,5%.

Review of the year

Imperial Bank has had another excellent year with the key ratios improving on last year. Return on ordinary shareholders equity improved from 23,2% to 24,7%, while the efficiency ratio showed further improvement from 41,2% to 35,4%. Loans and advances once again grew strongly from R19,7 billion to R27,7 billion, which reflects not only the favourable economic conditions, but also growth in market share in most of the bank's selected markets. Net profit after taxation increased 31,1% from R294,5 million to R386,1 million.

Motor Finance benefited from the favourable conditions and continued its rapid expansion, increasing its presence in the market and growing loans and advances 42,8% from R11,9 billion to R17,0 billion. The impairment charge increased to 1,5% of average loans and advances, compared with the previous year's abnormally low base of 1,2%, which reflects a more normalised pattern. Expenses remain well-managed. Profit after taxation increased by 39,6%.

Property Finance had another good year with residential development finance continuing to benefit from strong demand, particularly in the lower end of the market. The growth in the commercial lending book exceeded budget, growing 45,1% off a low base. Overall, profit after taxation increased by 14,8%.

Following the 2005 restructuring and refocusing of Supplier Asset Finance, 2006 was a far better year. Balance sheet growth was achieved within well-defined risk parameters, while the aviation book continues to be adequately provided and now represents approximately 1,5% of total bank advances. Profit after taxation increased 78,5%.

Medical Finance continued to grow strongly off a low base in its niche market, with advances growing 50,0% from R2,0 billion to R3,0 billion. Profit after taxation increased 430% and the division remains on track to achieve its long-term goals.




THE TIME
IS NOW

Prospects

Even though the increases in interest rates in 2006 are likely to dampen demand, we remain positive about the growth prospects for 2007, particularly as the bank is well-positioned to take advantage of the increased infrastructural spending as well as the increasing number of new owners in the vehicle finance market. This, combined with the bank's focus on providing clients with outstanding service, enables us to view 2007 with confidence, and we anticipate another year of positive growth.

Imperial Bank is on track to implement the Basel II advanced internal-rating-based model for credit risk in line with Nedbank Limited's implementation strategy.

Imperial Bank has processes in place to meet the requirements of the National Credit Act.

Financial highlights and statistics

for the year ended 31 December

Rm	2006	2005
Profit after taxation (per Imperial SENS)	**386**	294
Minority interest	**193**	147
Headline earnings contribution	**193**	147
Interest margin (%)	**4,47**	4,38
Average loans and advances	**22 743**	16 012
Impairments charge to average loans and advances (%)	**0,87**	0,63
Efficiency ratio (%)	**35,4**	41,2
Return on average assets (%)	**1,5**	1,5
Return on average ordinary shareholders' equity (%)	**24,7**	23,2
Number of clients	**215 507**	179 075
Number of employees	**873**	793

Operational review: Group Support Services

Chief Executive's Office



Derek Muller (54)
Director: Chief Executive's Office
21 years' service • BCom, CA(SA)

Derek has held a number of executive positions in the Nedbank Group, including Head of Corporate Banking, Head of International Banking and Head of Retail Banking. He was a director of the Operating Board of the Banking Association South Africa and represented the banking industry on the Financial Sector Charter Council until September 2006.

The Chief Executive's (CE's) Office oversees the Group Merger and Acquisitions Unit, which coordinates all corporate finance activity relating to the group's own assets, and the group's property and information technology investments. The CE's office has been responsible for establishing an incubation unit dedicated to financing affordable-housing projects. The CE's Unit has also been monitoring the implementation of the Nedbank BEE ownership transaction since 2005.

Derek has announced that he will retire early in 2007 to explore opportunities outside the banking environment, including involvement in community activities. As a result, the activities and staff within the CE's Office will be taken over by other members of the group executive team.

Review of the year

Further sales of non-core assets resulted in an after-tax capital profit of R235 million for the year. The non-core asset disposal programme is now largely complete. The group's property portfolio has also been substantially rationalised, with vacant space being reduced to optimal levels.

Early in 2006 Nedbank established an Affordable-housing Development Division. The goal of this division is to identify, assess and fund housing projects so as to stimulate housing supply in the affordable-housing sector. Good progress was made in building a pipeline of opportunities and engaging with key stakeholders in this sector.

The BEE ownership transaction (concluded in mid-2005) was fully operationalised during 2006, and all aspects of the transaction were closely monitored throughout the year. The relationships with our black business partners (BBPs) are sound, and the Nedbank business units engaged very actively with the BBPs across all areas of the business. Many value-adding opportunities have resulted from this engagement.



Enterprise Governance and Compliance

Selby Baqwa SC (55)
Director: Enterprise Governance and Compliance
4 years' service • BIuris, LLB, MBA (De Mont Fort University, Leicester, UK)

Selby Baqwa had over 20 years' experience as both an attorney and an advocate prior to being appointed to the position of Public Protector of the Republic of South Africa in 1995. He joined the Nedbank Group in 2002 to head a new corporate governance function, and at the beginning of 2005 also assumed responsibility for compliance.

Enterprise Governance and Compliance is responsible for the monitoring of and policy setting for regulatory and reputational risk and manages the Enterprise-wide Governance and Compliance Framework. Nedbank Group's governance strategy, objectives and structures have been designed to ensure that the group complies with a myriad of codes and legislation, while at the same time moving beyond conformance to governance performance. More information is available in the Enterprise Governance and Compliance Report on page 70.



Review of the year

The group continues to make good progress with regulatory compliance. The implementation of the Financial Advisory and Intermediary Services Act (FAIS) by the group progressed well with 2 251 FAIS representatives being trained in 2006 and an additional 1 968 staff scheduled for training in 2007. Groupwide governance and compliance training, as part of a Bankseta project, was also a focus area during 2006, with 11 738 staffmembers completing governance training and 12 559 staff completing compliance training. National Credit Act awareness training is currently being rolled out across the bank.

Awareness of the code of ethics and related policies continues to grow, and further dedicated ethics training will continue in 2007 as part of reinforcing a Nedbank Group culture of governance, compliance and ethics.

Nedbank Group performed well in sustainability and social responsibility. Nedbank was included among the 50 global leaders in sustainability reporting as part of a Sustainability, UNEP and Standard & Poor's survey. Nedbank Group was also included for the third year in succession in the Dow Jones World Sustainability Index as one of only four SA listed companies featured. Nedbank Group won the prestigious 2006 *The Banker* award for 'Emerging Markets Corporate Social Responsibility Bank of the Year' for the second consecutive year and was ranked first in its category in the JSE Socially Responsible Investment Index.

In its latest Global Sector Report covering 263 banks and diversified financial companies from around the world Nedbank received an 'AAA' rating (the highest category) from Innovest Strategic Value Advisors, Inc, the global leader in providing 'non-traditional' research including drivers of risk and shareholder value in the environmental, social and strategic governance space.



Mike Brown (40)
Chief Financial Officer
13 years' service · BCom, DipAcc, CA(SA)

After qualifying as a chartered accountant at Deloitte & Touche and then joining the NBS Treasury Department in 1993, Mike moved to NBS Corporate (later BoE Corporate), where he held the positions of General Manager, Specialised Finance, and Deputy Managing Director before being appointed Managing Director in 1999. He was appointed an executive director of BoE Limited in October 2001 and, following the BoE/Nedbank merger in 2002, he was appointed Managing Director, Property and Asset Finance. In June 2004 Mike was appointed Chief Financial Officer and an executive director of Nedbank Group and Nedbank Limited.

Group Finance includes Group Asset and Liability Management (ALM); Group Capital Management; Group Tax; Management and Financial Accounting; Budgeting and Planning; Group Planning and Alignment; South African Reserve Bank Regulatory Reporting and Liaison; Strategic Projects and Analysis; Investor Relations; and Support Services, including Procurement.

Review of the year

During 2006 Group Finance continued to make excellent progress in ensuring that internal measurement systems in the group appropriately identify accountability and are aligned accurately to measure and reward shareholder value creation. Segmental reporting was further refined with the methodology for transfer pricing central costs being enhanced, resulting in a reduction of unallocated operational costs at the centre.

Continued progress was made with the rollout of the economic capital frameworks. Risk-adjusted return on capital (RAROC) measurement continued to be reported internally on a shadow basis, creating increased focus on segmental shareholder value creation and measured as the differential between segmental RAROC and cost of capital.

The Financial Planning Architecture Programme to simplify and streamline the group's reporting process has progressed well. The primary characteristics of the solution are the integration of financial and risk architectures; a single enterprise data warehouse ensuring consistency of data used for reporting; standardisation across the group of source data to reduce manual-intensive reconciliation processes; groupwide integrated planning, budgeting and forecasting solutions; a financial consolidation process that facilitates greater accountability at business level and the ability to respond timeously and cost-effectively to evolving statutory and regulatory reporting requirements such as Basel II and International Financial Reporting Standards. The first two phases of the project are planned to be completed in 2007.

Further details are included in the Chief Financial Officer's Report on pages 146 to 153.

Group Technology and Support Services



Len de Villiers (51)
Managing Director: Group Technology and Support Services
14 years' service • BA, SAIM, MAP (Harvard), Dipl EDP, GITI (Insead)

Len has 29 years of experience in the information technology (IT) industry, having begun his career in 1976 with IT management positions at BP, Metro Cash & Carry and Gencor (Kanhym). He joined First National Bank as General Manager, IT Division, in 1985, followed by three years as Managing Director of Microdata and as an executive director at Datakor Limited. In 1993 he joined the Nedbank Group as General Manager, IT Division, and progressed to General Manager, Central and Branch Operations, in 1996. Len was appointed Managing Director of Group Operations in 2003 and Managing Director of Group Technology and Support Services (GTSS) in August 2004.

GTSS is the centralised technology unit with responsibility for all components of the group's technology development and support. The functions that operate IT systems, databases, technology infrastructure, software development and IT projects/programme management are centrally managed to provide economies of scale and facilitate a cohesive groupwide technology strategy.



Review of the year

GTSS played a key role in the bank's success in 2006. During the year 58 innovation projects and 39 fast-cycle projects representing an investment in excess of R500 million were delivered. Major projects included the following:

- A total refresh of the bank's infrastructure, including the modernisation of the data and voice networks and an extensive refurbishment of the bank's ATM, self-service terminal and point-of-sale platforms.
- The launch of the Nedbank SAA Voyager credit card.
- The successful deployment of mobile banking (SMS and WAP), part of the channel convergence project to upgrade transactional banking systems and consolidate multiple corporate banking channels, providing the first steps towards a simple, easy-to-use mobile-banking solution.

The project for the outsourcing of all data and voice networks announced in conjunction with Old Mutual (South Africa) in 2005 is on track to deliver the projected savings and has provided Nedbank with the lowest network and communication costs of all four major South African banks in 2006. During the year under review Nedbank became the first local financial services institution to achieve Payments Association of South Africa (PASA) compliance, reinforcing its position as a leader in disaster recovery and business continuity planning. Furthermore, GTSS benchmarked well against most of the Gartner best-practice measures.

GTSS also played a defining role in the design of the Old Mutual Group Management Development Programme. Additional achievements in 2006 included the expansion of GTSS's presence to IT locations in Cape Town, Paarl and Durban, the implementation of Saswitch in Lesotho and Swaziland and the takeon and stabilisation of Nedbank Home Loans against a 300% volume increase.
On the international card-processing front, the Swisscard contract was renegotiated to the benefit of both parties. The bank's service-oriented architecture (SOA) and best-of-breed strategies were approved and initiated.

Prospects

In the year ahead GTSS will continue to provide flexible IT that evolves quickly and easily to suit business requirements. The execution of the SOA strategy will enable Nedbank to accelerate the completion of IT projects and facilitate the realisation of business cluster objectives and benefits.



Nombulelo (Pinky) Moholi (46)
Director: Group Strategy and Corporate Affairs
Appointed March 2006 • BSc (Elec Eng)


CARE



Nombulelo was appointed Director of Group Strategy and Corporate Affairs for the Nedbank Group in March 2006. She was previously Chief Sales and Marketing Officer of Telkom SA Limited and a member of that group's executive committee. She joined Telkom in 1994 as General Manager of Payphones and became Group Executive, Regulatory Affairs, the following year. Nombulelo was appointed Managing Executive of International and Wholesale Services in 1999 and assumed responsibility for the sales and marketing portfolio in 2002.

The Group Strategy and Corporate Affairs cluster plays a major role in managing the group's image and reputation. Key functions include marketing, communications and group strategy. The cluster is also responsible for The Nedbank Foundation and the Nedbank Economic Unit as well as for the delivery of the group's objectives in terms of the Financial Sector Charter and the Codes of Good Practice.

Review of the year

Following the introduction of a new brand expression, Make Things Happen, the group intensified and increased its nationwide above- and below-the-line marketing campaigns to position the Nedbank brand in a more relevant and approachable manner – as a bank that demonstrates a deeper understanding of financial needs and cares about communities and our country. As a result brand measures show significant improvements in Nedbank's positioning in the market in both awareness and acceptance, and good progress towards the group's stated aspiration of being the most respected and admired banking brand.

Nedbank's sponsorship activities recorded numerous successes, specifically in road running where the Nedbank Soweto Marathon and other races in the Nedbank City Marathon and Matha Series attracted an increased number of participants and lifted the profile of the sport. The scope of our golf sponsorship was also expanded to include a Nedbank Women's Golf Tour and support for numerous golf development initiatives.

As the group shifted its focus outward so the communication strategy was adapted with increased focus on external communications and stakeholder engagement, resulting in improved media coverage and the building of an everincreasing positive profile for the bank.

On the strategy front a comprehensive review of the group strategy included a dynamic process that saw input and comment, and ultimately buy-in, from more than 500 senior Nedbank managers before it was rolled out to the rest of the organisation. This resulted in comprehensive business plans that were highly rated by key stakeholders.

2006 saw the integration of all Nedbank's staff volunteer programmes into the Nedbank Foundation. Good progress was made in line with the foundation strategy to increase social investment across all provinces. More detail on this is available in the 2006 Nedbank Group Sustainability Report. A number of new Nedbank-led projects were launched, including the Nedbank Youth Development Centre aimed at providing agricultural and information technology development programmes for unemployed youth.

Comment, insight and advice from our Economic Unit continued to be sought by both internal and external stakeholders.

The Financial Sector Charter (FSC) Unit facilitated significant progress made across all aspects of the FSC.

Prospects

- Adopt an increased focus on establishing Nedbank as a caring brand.
- Execute and optimise new and existing sponsorships.
- Optimise internal and external stakeholder engagement and media relations, and leverage public relations opportunities.
- Build and leverage the Nedbank Affinities portfolio.
- Continue to drive strategic conversations and embed strategic competency across the group.
- Continue to provide worldclass economic insight to internal and external clients.
- Analyse, drive and embed changes in the FSC relating to the Codes of Good Practice across the group to go beyond compliance.

Nedbank – a bank that demonstrates a deeper understanding of financial needs and cares about communities and our country.



Philip Wessels (48)
Chief Risk Officer
12 years' service • BCom, CTA, CA(SA), Diploma in Advanced Banking Law, Institute of Stockbrokers

Philip is the Chief Risk Officer, having been appointed to this post in 2004 after holding positions as Divisional Director in Nedbank Business Banking and Nedbank Corporate. He was previously an executive director of BoE Limited; Managing Director of BoE Securities; Chief Executive of BoE International, London; and Managing Director of BoE Bank, Business Banking, between 1995 and 2003. Prior to that, he was a partner at Deloitte & Touche from 1989 to 1995.

Group Risk is responsible for monitoring and setting policy for the key risks faced by the group, including credit, market and operational risks, and is responsible for monitoring the trading risks of the treasury. Group Risk aims to improve group credit risk reporting and monitoring and is responsible for coordinating the implementation of Basel II across the group (refer to the Risk and Capital Management Report on page 104 and the Basel II update on page 143) and more recently, the implementation of the National Credit Act.



Review of the year

While a sound risk management structure has been maintained, we have continued to build a strong risk culture, including firmly establishing risk as an enabler for growth, a competitive advantage and a key source for innovation. The economic capital, risk appetite and risk-adjusted performance management methodologies have been embedded across the group and fully integrated into strategy and reporting in parallel with the historical ROE (Basel I and IFRS) basis. Sophisticated new risk-based pricing was implemented in Nedbank Retail and equally sophisticated client value management (risk-based capital methodology) introduced in Nedbank Corporate and Nedbank Capital.

Our Enterprise-wide Risk Management Framework has been fully extended to cover Imperial Bank, the smaller African subsidiaries and UK operations and continues to reinforce Nedbank's strong emphasis on accountability, responsibility, independence, reporting, communications and transparency, both internally and with all our key external stakeholders. A reevaluation of the market risk framework resulted in a restructuring and significant strengthening of market risk management, both human resources and systems, and facilitates an increase in our market trading risk appetite.

Nedbank Group's Basel II Programme has been the catalyst to becoming 'worldclass at managing risk'. Excellent progress has been made in this regard, with Basel II substantially completed and operationalised. Our application for the advanced internal ratings-based approach for credit risk has been lodged with SARB. The Nedbank Group is targeting to use the standardised approach for operational risk when the Basel II capital regulations come into effect on 1 January 2008 and the advanced measurement approach two years thereafter. We have made considerable progress in our operational risk measurement journey to the advanced measurement approach, having implemented worldclass operational risk management in all other respects.

The group's Money Laundering Control Programme, aimed at complying with the Financial Intelligence Centre Act, continued to show good progress, and all 2006 targets have been substantially met.



We have worked hard in recent years to position Nedbank Group at the leading edge of risk management

Prospects

Prospects for the year ahead include the following:

- Maintain worldclass risk management standards and thereby endorse risk-taking as an area of competitive advantage for Nedbank.
- Further embed the culture of risk as an enabler to the business in terms of the overall group strategy. This includes proactive partnering with business clusters to enable business solutions and to generate value rather than a narrow focus as controller of downside risk.
- Complete the implementation of Basel II by 1 January 2008, the effective date for South Africa.
- Implement, in all material respects, the requirements of the NCA, FICA and FAIS in a manner that provides strategic value-add to our business, somewhat similar to our strategic-based approach to Basel II.
- Promote open communication with stakeholders and regulators to ensure proper transparency in risk management.

Group Human Resources



Prof Shirley Zinn (45)
Director: Enterprise-wide Human Resources
1,5 years' service • DEd

In July 2005 Shirley was appointed Human Resources Director of Nedbank Group, prior to which she was General Manager, Human Resources, at SARS. Before joining SARS, she was Regional Human Resources Director, responsible for Africa and the Middle East, for Reckitt Benckiser. Her other positions included Group Executive, Equity, for Computer Configurations Holdings (CCH) and Director, Special Programmes, for the Department of Public Service and Administration. Shirley is President of the Institute of People Management (IPM) and is also currently Professor (Extraordinaire) of Human Resources Management in the Faculty of Economic and Management Sciences at the University of Pretoria. She also serves on the Institute of Bankers and Bankseta Boards.

The enterprise-wide Human Resources Division is primarily involved in developing and coordinating the group's human resources (HR) strategy, determining best practice, defining group policy, initiating change, managing people risks and monitoring the implementation of enterprise-wide people practices. This is managed through the following functions:

- HR strategy and the project management of key HR projects with a groupwide impact.
- Human capital management, including talent management, which includes learning and development, learnerships, career management and succession planning.
- People analytics and systems, comprising a web-based HR system, and management information and people measurement systems.
- Processing of HR administration for the group through benefits consultants and the payroll.
- Industrial relations and employee relations.
- Reward and performance management, covering remuneration services and benefits, recognition, and employment branding.
- Transformation, which includes employment equity and a strong focus on gender advancement and people with disabilities.
- Risk management, incorporating the risk management and compliance of people-related issues.
- Employee Wellbeing, providing a holistic service to employees that incorporates challenges faced both in and out of the workplace. A project has been launched to renew and strengthen the challenges posed by the HIV/Aids pandemic.

Review of the year

One of Nedbank's aspirations is to become a 'great place to work'. In 2005 Project Catalyst was rolled out to build and implement foundation people practices. The first phase, in the first quarter of 2006, saw the successful implementation of a remuneration strategy and the alignment of benefits across all staff, based on job function rather than grades. Further details on remuneration policy are set out in the Remuneration Report on page 93.

The above work was continued in 2006, with the validation of job profiles for all employees and the development of a career management system with the principles to support it. In 2007 this system will be available to all employees, who will be encouraged, with the support of their line managers, to take ownership of their careers within the organisation. This paradigm shift will be achieved by means of continuous communication and education via workshops and presentations throughout the year.

The theme of empowering employees was continued by way of the pilot rollout of the Management Development Programme (MDP). This programme is aimed at building the group's leadership and management capacity in order to execute all strategies successfully in a way that lives up to our values. MDP is aimed at providing employees and clients with a positive and differentiated experience in their interaction with the group.

The transformation strategy developed in consultation with all stakeholders has been implemented. Nedbank exceeded its 2006 Financial Sector Charter (FSC) targets. The 2007 targets are more stringent and a concerted effort will be required to develop and implement diversity plans that will enable the group not only to meet its transformation objectives, but also to sustain those achievements. For example:

- over 12 000 employees have been trained on the new employment equity awareness e-learning tool;
- an ombudsman's office was established in 2006 to facilitate fairness in the workplace; and
- considerable work is being done to improve the working environment for disabled employees.

Nedbank is committed to the development and growth of women, both as clients and employees, as a key component of its transformation strategy. With women comprising 62% of our workforce, it is essential that we create and sustain an environment that supports their complex and varied needs. A flexible work policy has been approved that will allow employees to balance their work and home needs. The Nedbank Women's Forum has also been critical in the achievement of this strategy.

During 2006 Nedbank conducted the second round of its groupwide surveys to track staff attitudes. These included:

- the Barrett Survey (formerly called the Cultural Transformation Survey); and
- the Nedbank Staff Survey.

Other ongoing tracking studies in which Nedbank participated were:

- the Deloitte Best Company to Work for Survey; and
- the Group Values Survey.

Another groupwide survey, the Nedbank Employment Equity Survey, was introduced to measure and track the organisation's performance in overcoming barriers that were identified by staff in terms of various legislative employment policies, practices and procedures.

Overall, the various research initiatives undertaken demonstrated that Nedbank was showing positive improvements in shifting staff morale. The Barrett Survey measures employee perceptions of Nedbank's current and desired culture on seven levels of organisational consciousness. The entropy level shifted from 25% (2005) to 19%. The Nedbank Staff Survey is a 'universal climate survey', used to measure and track the perceptions of employees against 12 specific dimensions of climate, culture and business. A comparison of 2006 to 2005 shows that the perceptions of Nedbank employees about the company are steadily improving (reporting an increase of 6,7% to 66,3% in 2006, compared with 59,6% in 2005). Nedbank also participated in the Old Mutual plc Group Values Survey. The purpose of the survey is to measure progress on the embedding of group values in each Old Mutual plc subsidiary. Overall, compared with 2005, the 2006 Nedbank results showed a statistically significant improvement in the level of agreement for all values.

Nedbank believes that only by understanding staff needs and perceptions, and by striving to meet them, can it become a truly 'great place to work'.

Nedbank has recognised the need to focus on employer branding to communicate to current and prospective employees its identity and what it stands for. Essentially, this consists of conveying an image that embodies the message 'great things begin with great people'.



Great things begin with great people.



In 2005 a significant amount of research was conducted, internally and externally, to determine what made people want to work for Nedbank, what made them want to stay, and what Nedbank should aspire to as an employer. The Nedbank Employee Value Proposition (EVP) was formulated, consisting of nine key principles covering the most important things that people wanted for themselves and expected from Nedbank.

For themselves they wanted to:

- work with people who are bright and innovative;
- have a role that offers a sense of purpose and true value-add;
- work for an organisation that is truly South African; and
- have their performance rewarded and recognised.

They expected Nedbank to be:

- a place where they can thrive;
- an organisation that truly cares;
- a values-based organisation with a high-performance culture;
- an organisation that respects their individual needs; and
- an organisation with a clear vision.

2006 gave birth to a long-term people strategy from which we shall continue to build in order to create a compelling value proposition for employees in an organisation that is vision-led and values-driven, and is truly a 'great place to work'.


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Enterprise Governance and Compliance

Nedbank Group has adopted an enterprise governance framework that covers both the corporate governance and business governance aspects of an organisation.
It encompasses governance structures that are strategically linked with performance management, enabling companies to focus on the key areas that drive their business.


Corporate governance ie conformance
Business governance ie performance
Compliance
Accountability assurance
Value creation Resource utilisation
Regulatory and reputational risk

Enterprise governance and compliance constitute part of the entire accountability framework of the organisation, and require a balance between accountability and assurance (conformance) and value creation and resource utilisation (performance).

Conformance includes corporate governance and covers issues such as board structures and roles, and executive remuneration. Performance includes business governance and focuses on strategy and value creation, enabling the board to:

- make strategic decisions;
- understand its appetite for risk and the key drivers of performance; and
- identify key principles of decisionmaking.

Focusing on important business aspects of governance, enterprise governance considers the whole picture to ensure that strategic goals are aligned and sound management is achieved.

In tandem with management of governance issues, the compliance function ensures compliance not only with regulatory laws and standards, but also with internal policies and procedures.

The Chief Governance and Compliance Officer, Selby Baqwa SC, is a member of the Group Executive Committee (Group Exco), reports directly to the Chief Executive, and attends the board and board committee meetings by invitation. He also enjoys direct access to the Chair of the Nedbank Group and Nedbank Boards.

A strong network of divisional governance and compliance officers works closely with the central Enterprise Governance and Compliance Division in training, project implementation, monitoring and the creation of an appropriate governance and compliance culture.

Philosophy, strategy and objectives

Nedbank Group recognises that good governance and compliance practices are crucial in developing and sustaining any successful business, and is committed to infusing good governance and compliance processes into all its operations.

The enterprise governance and compliance functions are an essential part of Nedbank Group's control structure, having responsibility for the management of regulatory and reputational risk. A comprehensive Enterprise-wide Risk Management Framework has been developed in line with the requirements stipulated in section 60A of the Banks Act, read with the provisions of regulation 47.

Nedbank Group's governance and compliance strategies, objectives and structures have been designed to ensure that the group complies with legislation and the myriad of codes, while at the same time moving beyond accountability and assurance issues to value creation and resource utilisation issues. Internally, the function has expanded in five complementary directions, namely:

- enterprise-wide corporate governance;
- business governance;
- corporate accountability and ethics;
- sustainability management and reporting; and
- compliance.

The enterprise governance and compliance functions operate, among others, at the following levels within the organisation:

- Board (including boards of subsidiaries and joint ventures).
- Executive management (dealing with business governance and internal controls).

The Banker Awards winner 'Emerging Markets Corporate Social Responsibility Bank' in 2005 and 2006

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- Employees (ensuring, for example, work ethics and business governance).
- Social and environmental integration (creating a sustainable bank).

The Enterprise Governance and Compliance Division works closely with the Company Secretary and various risk management functions in promoting a culture of good governance and compliance within the group.

The division's key objectives are to:

- provide an independent assurance function with regard to governance and compliance issues to the board, Group EXCO and the banking business;
- implement and monitor good business governance practices throughout the organisation;
- internalise a culture of governance, ethics and compliance across the group through ongoing training and development;
- set governance and compliance frameworks that will be aligned with applicable regulations and local and international best practice;
- build and enhance relationships with key internal partners (Risk, Internal Audit, Legal, Company Secretariat, and especially business governance and compliance champions) and external stakeholders;
- achieve balanced economic, social and environmental performance and implementation of a best-practice corporate citizenship framework, including comprehensive sustainability reporting and targeted stakeholder engagement;
- provide tools for and expert guidance on governance, sustainability and compliance matters to the business; and
- inform the business of new and existing regulatory requirements.

Compliance

Compliance risk is the potential that the procedures implemented by the entity to ensure compliance with relevant statutory, regulatory and supervisory requirements are not adhered to and/or are inefficient and ineffective.

Nedbank Group is committed to, and requires all its employees to display, the highest standards of integrity, professionalism and ethical behaviour, and to comply with all relevant laws, rules and standards when conducting the business of the group.

Nedbank Group's compliance function is an independent function that identifies, evaluates, advises on, monitors and reports on the group's compliance risk. Nedbank Group's compliance methodology is adapted from the guidelines of the Compliance Institute of South Africa as well as international best practices.

Without impairing independence, qualified compliance officers are located in the different business units to monitor and report on compliance risk. The compliance function is further assisted by other legal and risk functions in the group.

Compliance risk management tools provided to management include compliance manuals, compliance risk profiles, compliance control plans, compliance opinions, and compliance control adequacy and effectiveness reports. These tools are increasingly integrated into the group's operating systems and are technology-enabled.

As a result of the geographical spread of its operations, the group is subject to wide-ranging supervisory and regulatory regimes. Accordingly, the group's relationships with regulators are of paramount importance, specifically the relationship with the bank supervision department of the South African Reserve Bank. The group follows a policy of constructive engagement with regulators.

The group manages compliance risk through the following key activities:

- Creating awareness through the training of employees and other affected stakeholders on the impact and responsibilities related to legislative requirements.
- Monitoring and reporting on the level of compliance with legislative requirements.
- Providing assurance that the risks relating to regulatory requirements are identified, understood and effectively managed.
- Consulting with the business units and providing compliance opinions with regard to new business ventures and processes.

Relationship with Old Mutual plc

The relationship between Nedbank Group and its parent company, Old Mutual plc, has continued to develop over the past year, as evidenced by a groupwide black empowerment transaction in Namibia, a number of projects to realise synergies among group companies and a broader career development process within the Old Mutual Group.

A formal relationship agreement, covering issues such as the appointment of officers, strategy, reporting and policy or structural changes, governs the relationship between the two companies and ensures that synergies between the companies are promoted. This agreement is available on the Nedbank Group website. The agreement further deals with managing potential conflicts of interest to protect the interests of minority shareholders. The board monitors Nedbank Group's compliance with the provisions of the relationship agreement on an ongoing basis.

King II implementation plan

Nedbank Group fully subscribes to and supports the Code of Corporate Practices and Conduct contained in the King Committee Report on Corporate Governance (King II or the code) and has developed a comprehensive implementation and monitoring plan to meet the requirements and recommendations thereof. The plan incorporates the corporate governance requirements of the regulations to the Banks Act and the recommendations of the Myburgh Report.

The plan has been approved by the board and its implementation is monitored by the Directors' Affairs Committee on an ongoing basis.

Nedbank Group complies substantially with the code. The only areas of non-compliance with the code, which the board is satisfied does not impair the governance integrity or perceptions of it, are indicated below:

- The Chairman, Reuel Khoza, is a non-executive director, but not independent, as a result of his positions as a representative of Aka Capital, a strategic business partner in the group's black economic empowerment (BEE) transaction, and a non-executive director of the group's holding company, Old Mutual plc.
- The previous Chairman, Warren Clewlow, who retired in May 2006, was a non-executive director, but not independent, as defined by the code, by virtue of the fact that he also served on the board of Old Mutual plc.
- Chairman of the following board committees are non-executive directors, but not independent, as defined by the code:
  - Group Directors' Affairs Committee (Reuel Khoza);
  - Group Credit Committee (Michael Katz); and
  - Group Transformation and Sustainability Committee (Lot Ndlovu).

In other respects, as far as compliance with the code is concerned:

- At 31 December 2006 **47%** of the board were independent non-executive directors.
- **The Group Directors' Affairs Committee** consists entirely of non-executive directors, the majority of whom are independent (the Chief Executive attends as an invitee).
- The **Group Audit Committee** consists entirely of non-executive directors, the majority of whom are independent.
- The **Group Remuneration Committee** consists entirely of non-executive directors, the majority of whom are independent.
- The **Group Risk Committee** consists entirely of non-executive directors, the majority of whom are independent.

Governance/Compliance culture

Enterprise governance is a phenomenon that requires commitment at every level of the organisation and it is therefore essential to create an effective governance and compliance culture. The initial phase of entrenching this culture involves the creation of awareness at every level. Creating this culture also involves the alignment with the ethics and values of the group.

During 2006 the focus was on the rolling out of an inter-bank (Bankseta) governance and compliance training and awareness programme to all employees. Over 68% of employees have completed the training in corporate governance and 61% of employees have been trained in compliance. Other interventions included membership and interaction with the Compliance and Executive Leadership Council, monthly governance and compliance forums, email communications, magazine inserts, awareness through Nedbank on Air and Retail Detail, governance and compliance roadshows and participation in the Chief Executive's roadshows.

Africa and offshore subsidiaries

The mandate of the Enterprise Governance and Compliance Division is enterprise-wide and the Nedbank Group Board is required to report on the state of corporate governance and compliance within the entire organisation (in terms of regulation 38 of the Banks Act).

In 2006 the division provided governance and compliance assistance to the group's operations in Africa, including:

- maintaining regular contact with the managing directors, company secretaries and compliance officers to ascertain the state of governance and compliance within each entity;
- serving as a point of reference (providing advice and support) for these businesses in respect of governance and compliance issues;
- monitoring and reporting on corporate governance practices of the Africa subsidiaries;
- providing governance and compliance training to the governance and compliance officers in the Africa subsidiaries;
- ensuring exposure of the board members of the Africa subsidiaries to the Nedbank Group Board committees and executives; and
- arranging visits to each of these entities, which entailed
  - conducting director induction on governance and compliance,
  - addressing employees and executive committees on governance and compliance,
  - consulting with the company secretaries on their policies, board structures, evaluations and practices,
  - ongoing contact with the local regulator of each entity,
  - consulting with the managing directors on the challenges they face, and
  - reporting back to the Chief Executive and the Head of the Nedbank Africa Division.

Enterprise governance framework

Nedbank Group's enterprise governance framework incorporates a full range of governance objectives, a delineation of responsibilities at board, board committee, Group EXCO and management level, and the identification of champions and key functions for corporate governance integration into all operations.

The cooperation between executive management and non-executive directors and the significant emphasis, resources and structure given to executive management functions to champion corporate governance on a day-to-day basis and assist the board, board committees and individual non-executive directors with corporate governance and compliance responsibilities are key features in achieving an effective governance process.

The framework is included in the 2006 Nedbank Group Sustainability Report.



Corporate governance strategy

Formalised governance objectives

The board has formalised its governance objectives and annually assesses and documents whether the process of corporate governance implemented by the group successfully achieves these objectives, measured as part of the regulation 38(5) report on the state of corporate governance in Nedbank Group.

Strategy

The board, together with recommendations from senior management, is responsible to the shareholders and other stakeholders for setting the strategic direction of the group through defining objectives and key policies, which are then cascaded throughout the organisation.

Stringent investment and performance criteria are determined and refined by the board. These are monitored on an ongoing basis through business plan reviews, key operational and management performance indicators, economic policies and trends, annual budgets and major capital expenditure programmes, significant acquisitions, disposals and other transactions, as well as criteria important to the Nedbank Group's relations with its primary stakeholders and its reputation and conduct as a good corporate citizen.

The above process is supported by a schedule of matters reserved for the board, versus those that are delegated to board committees, to ensure that the directors maintain full and effective control over the group, specifically regarding significant strategic, financial, organisational and compliance matters.

The board is accountable to Nedbank Group's shareholders for exercising leadership, enterprise, integrity and judgement in directing the organisation to achieve continuing prosperity in the interests of all the group's stakeholders.

Dedicated strategy sessions of the Group EXCO and divisional EXCOs, as well as between the board and Group EXCO, are held to focus on strategy determination and revision.

Nedbank Group applies a 'top 12' framework, which means that the Chief Executive, the Group EXCO and each divisional EXCO all have a list of the top 12 most crucial issues for the business. These are tracked through the balanced-scorecard methodology.

The board of directors

Role and composition

The Nedbank Group Board has a unitary structure comprising 17 directors.

The Nedbank Limited Board has the same structure and composition, but separate meetings are held.

Members of the Nedbank Group and Nedbank Limited Boards at 31 December 2006:

Independent non-executive directors (8)

- Barry Davison
- Chris Ball
- Nick Dennis
- Cedric Savage
- Brian Figaji
- Thenjiwe Chikane
- Mafika Mkwanazi
- JB Magwaza

Non-executive directors (7)

- Jim Sutcliffe
- Gloria Serobe
- Michael Katz
- Reuel Khoza
- Bob Head
- Lot Ndlovu
- Mustaq Enus-Brey

Executive directors (2)

- Tom Boardman
- Mike Brown

Altogether 53,3% of the directors are black generic in terms of the Financial Sector Charter (FSC) definitions at 31 December 2006, applying the FSC's exclusion proviso, which applies to the two board members appointed by our majority shareholder.

Thenjiwe Chikane was appointed as an independent non-executive director during the year. Warren Clewlow and Rick Cottrell retired from the board, while Julian Roberts resigned following his appointment as Chief Executive Officer and a director of Old Mutual plc's subsidiary, Skandia.

Two of the seven non-executive directors, including the Chairman, are not considered independent since they also serve as directors on the board of the group's holding company, Old Mutual plc. The three board appointments in terms of the BEE transaction, Mustaq Enus-Brey, Gloria Serobe and the Chairman, Reuel Khoza, are also not considered independent because of their relationship with Nedbank Group's BEE partners. Michael Katz and Lot Ndlovu were previously executive directors of the group and are therefore not considered independent directors.

Recognising that the chairman is not an independent director, and in line with the recommendations of the UK combined code, Chris Ball has been appointed as the senior independent director as of 16 February 2007.

The non-executive directors all have a high degree of integrity and credibility, and the strong independent composition of the board provides for independent and objective input into the decisionmaking process, thereby ensuring that no one director holds unfettered decisionmaking powers.

The directors come from diverse backgrounds and bring to the board a wide range of experience in commerce, industry and banking. The directors have access to management, whenever required.

Board appointment and evaluation

Board appointments are conducted in a formal and transparent manner, in line with the board appointment policy, by the board as a whole, assisted by the Group Directors' Affairs Committee. Any appointments to the Nedbank Group Board are made taking into account the need for ensuring that the board provides a diverse range of skills, knowledge and expertise, the necessity of achieving a balance between skills and expertise and the professional and industry knowledge necessary to meet the group's strategic objectives, as well as the need for ensuring demographic representivity.

In general, directors are given no fixed term of appointment, while executive directors are subject to short-term notice periods. An executive director is required to retire from the board at age 60, while a non-executive director is required to retire at age 70, unless otherwise agreed. Reappointment of non-executive directors is not automatic. Executive directors are discouraged from holding a large number of directorships outside the group.

A full assessment of the effectiveness of the board and board committees, as well as an evaluation of the Chairman of the board, took place during 2006 to elicit feedback from board members, which ensures constant refinement of the governance structure and responsibilities. An assessment of the board's performance by management was included in the process.

The Chief Executive's performance is also evaluated according to his balanced scorecard, which is approved annually by the Group Remuneration Committee, with the input of the Chairman and Old Mutual plc. In addition, a 360-degree review of the board by management was conducted. The feedback from this board evaluation process contributed to the production of the Regulation 38(5) Report addressing the state of corporate governance in the organisation. From 2007 the evaluation of board committees will be staggered throughout the year. Peer evaluations of board members will also be introduced.

Board charter

The board has a formal written charter that was updated during 2006 in respect of legislative requirements, local and international codes of conduct, including King II, and best practice.

The main functions of the board covered by the charter are:

- determining the overall objectives for the group;
- developing strategies to meet those objectives in conjunction with management;
- formulating company policies;
- rating the group's own performance;
- assuming overall responsibility for risk management;
- appointing a chief executive for the group; and
- evaluating the performance of the group's directors.

The charter also formalises policies regarding board membership and composition, board procedures, the conduct of directors, risk management, remuneration, board evaluation and induction.

Board committees

The board committee structure is designed to assist the board in the discharge of its duties and responsibilities, and was unchanged during 2006.

Current board committees:

- Board Strategic Innovation Management Committee
- Group Audit Committee
- Group Credit Committee
- Group Directors' Affairs Committee
- Group Financial Oversight Committee
- Group Remuneration Committee
- Group Risk Committee
- Group Transformation and Sustainability Committee

Separate Risk and Directors' Affairs Committees have been established for Nedbank Group and Nedbank Limited, and separate meetings were held to ensure adequate focus on the interests of the bank.

Each board committee has formal written terms of reference that are reviewed on an annual basis and effectively delegated in respect of certain of the board's responsibilities, which are monitored by the board to ensure that the committees retain effective coverage of and control over the operations of the group. The directors confirm that the committees have functioned in accordance with these terms of reference during the financial year.

Board Strategic Innovation Management Committee

The Board Strategic Innovation Management Committee has the broad responsibility to monitor all issues pertaining to information technology (IT), both operational and strategic, in as much as these may impact the business, financial, performance, risk profile and IT strategies of the group. This committee aims to ensure alignment of the prioritisation and magnitude of IT development spend and investment with overall group strategy and direction.

Group Audit Committee

The functions of the Group Audit Committee are primarily to assist the board of directors in its evaluation and review of the adequacy and efficiency of the internal control systems, accounting practices, information systems and auditing processes applied within the bank in the day-to-day management of its business, and to introduce measures to enhance the credibility and objectivity of financial statements and reports prepared with reference to the affairs of the group.

Group Credit Committee

The primary roles of the Group Credit Committee are to approve credit policies and philosophy, set credit limits and guidelines, confirm that procedures are in place to manage and control credit risk, approve the adequacy of interim and year-end provisions and ensure that the quality of the group's credit portfolio is in accordance with these requirements by monitoring credit risk information, processes and disclosure. This primary role comprises a monitoring function. An important secondary role of this committee is the approval of advances above sanctioned and regulatory authority levels.

Group Directors' Affairs Committee

The primary roles of the Group Directors' Affairs Committee are to consider, monitor and report to the board on strategic risk, reputational and compliance risk, compliance with King II and the corporate governance provisions of the Banks Act, as well as the regulations issued thereunder, and to act as a nominations committee for board appointments.

Group Financial Oversight Committee

The chairmen of the Group Audit, Credit, Risk and Strategic Innovation Committees are members of this committee with the Chief Risk Officer and Bob Head attending by invitation. Its primary function is to be a board discussion forum, to consider the full spectrum of risks in the bank, and to ensure that the board and the various board committees address the risks effectively.

Group Remuneration Committee

The Group Remuneration Committee consists of non-executive directors only and is chaired by an independent non-executive director.

The Group Remuneration Committee is authorised to approve the aggregate of adjustments to the remuneration of employees below executive director and divisional director level. The committee individually approves adjustments to the total remuneration of members of the Group EXCO. The board, following recommendations made by the Group Remuneration Committee, individually approves adjustments to executive directors' total remuneration. This committee is also charged with the supervision of the Nedbank Group Employee Incentive Scheme, and is involved in executive officer succession policy. The committee considers remuneration in its totality in an integrated and holistic manner, thereby assisting the board in discharging its corporate governance duties related to remuneration strategy, structure and costs.

The Remuneration Report, commencing on page 93, covers all the corporate governance aspects and disclosure with respect to remuneration of directors.

Group Risk Committee

In terms of the Banks Act a risk committee is required to assist the board of directors in evaluating the adequacy and efficiency of risk policies, procedures, practices and controls; identify the buildup and concentration of risk; develop risk mitigation techniques; ensure formal risk assessment; identify and monitor key risks; facilitate and promote communication through reporting structures; and ensure the establishment of an independent risk management function and other related functions. In addition, this committee also oversees the group's policies and procedures to ensure compliance with Basel II, which will be fully effective from 2008.

The Group Risk Committee's primary focus is therefore the monitoring across the group of the management and

As at 31 December 2006


Nedbank Limited Board of Directors
Quorum: majority
Nedbank Risk Committee
Chairman: BE Davison
N Dennis • ML Ndlovu • CJW Ball
RM Head • ME Mkwanazi
Quorum: three members (one independent)
***Directors' Affairs Committee
Chairman: RJ Khoza
CJW Ball • BE Davison • MM Katz • JB Magwaza
ME Mkwanazi • ML Ndlovu • JH Sutcliffe
Quorum: four members
Nedbank Group Limited Board of Directors
Quorum: majority
Board SIMCO
Chairman: ME Mkwanazi
N Dennis • MM Katz
CML Savage • CJW Ball
Quorum: three members
Group Credit Committee
Chairman: MM Katz
B de L Figaji • CJW Ball • ML Ndlovu
Chief Executive Officer* • Chief Financial Officer*
Head of Credit Risk* • Chief Risk Officer*
Quorum: three members
**** Group Transformation and Sustainability Committee
Chairman: ML Ndlovu
B de L Figaji • CJW Ball
JB Magwaza • MM Katz
Quorum: four members
Group Audit Committee
Chairman: CJW Ball
TCP Chikane • JB Magwaza • CML Savage
MA Enus-Brey • GT Serobe • RM Head
BE Davison
Quorum: three members
** Group Remuneration Committee
Chairman: JB Magwaza
CJW Ball • B de L Figaji
CML Savage • JH Sutcliffe
Quorum: three members (one independent)
Group Risk Committee
Chairman: BE Davison
N Dennis • ML Ndlovu • CJW Ball
RM Head • ME Mkwanazi
Quorum: three members (one independent)
Group Finance Oversight Committee
Chairman: CJW Ball
BE Davison • MM Katz
ME Mkwanazi • RM Head
Quorum: n/a
***Group Directors' Affairs Committee
Chairman: RJ Khoza
CJW Ball • BE Davison • MM Katz • JB Magwaza
ME Mkwanazi • ML Ndlovu • JH Sutcliffe
Quorum: four members

* Members for purposes of the approval of large exposures only.
** Trustees of the 1994 Nedcor Group Employee Share Purchase Trust, the 2005 Nedbank Group Share Trust and the NIB Share Trust (two trustees only) to be the members of the Group Remuneration Committee, as set out above.
*** Incorporating the Chairman's Committee, Nomination Committee and Corporate Governance Committee
**** Incorporating the Social and Environment Committee

assessment of risk, including market and trading risks; financial instruments (derivatives) usage; asset and liability management (ALM) risks; Group Asset and Liability and Executive Risk Committee (Group ALCO) processes and functions; intragroup investment exposures; and risks related to the underwriting of share issues.

Group Transformation and Sustainability Committee

The Group Transformation and Sustainability Committee has the broad responsibility to monitor all issues pertaining to the integrated economic, social, environmental, human resources and transformation performance of the group.

This committee assists the board in discharging its responsibility to ensure that the group proactively addresses the requirements and/or recommendations for integrated sustainability reporting as set out in King II and the Global Reporting Initiative, an international multishareholder process, as well as to give the needed attention at board level to issues pertaining to the Financial Sector Charter BEE, training and development, and social and environmental responsibility.

The board committee structure is also supported by group executive management committees.



Chairman and Chief Executive

In line with the requirements of a myriad of best-practice codes the roles of Chairman and Chief Executive are separate. The board is led by the Chairman, Reuel Khoza, and the executive management of the group is the responsibility of the Chief Executive, Tom Boardman.

This clearly accepted division of responsibilities at the helm of the group ensures a balance of authority and power, so that no one individual has unrestricted decision-making powers. At the same time the board and executive management work closely together in determining the strategic objectives of the group.

Company Secretary and director development

All directors have access to the advice and services of the Company Secretary and the Enterprise Governance and Compliance Division, who are responsible for ensuring that board procedures and applicable rules and regulations are fully observed. Further to this, the board has an established procedure in the furtherance of its duties, whereby directors may obtain independent professional advice at the expense of the group.

New directors are informed of their duties and responsibilities by way of an induction course that is run by the Company Secretary and other experts on board effectiveness, corporate governance and banking and technical information, familiarising the directors with the bank's senior management and strategies. A formal ongoing director development programme was instituted during 2006, focusing on relevant briefings of all members of the board and board committees to ensure that they are kept up to date with local and international industry developments, technology issues, risk management and corporate governance best practice. All business cluster heads also undertake regular presentations to update the board on progress and key issues within particular clusters.

A director training plan was formally initiated in March 2006. During the year 26 learning interventions took place on subjects including capital management, information technology, accounting, risk management, empowerment financing and Basel II.

Succession planning

Succession planning is an important focus area at board and at both executive and senior management level. Detailed and intensive planning is conducted through the Chairman's Office in consultation with the Directors' Affairs and Group Remuneration Committees.

The Chief Executive is required to report regularly to the board on the group's management development and employment equity programmes.

Business governance

Business governance forms the link between the strategic objectives set by the board and board committees, and the actions and decisions taken by the management committees. Primary attributes of this portfolio are the reviewing, implementing and monitoring of structures, internal controls and compliance according to the principles of good governance at management level, involving the functions of the Group EXCO, divisional executive committees, operational risk committees, Group EXCO subcommittees and all other management committees.

Recognising the crucial link between board governance and management implementation of group strategy, focus has been placed on governance structures and processes at management level under the business governance banner, and a number of activities have been completed:

- A business governance toolkit has been prepared to assist the business clusters into monitoring their committees, processes and training completed.
- A review of the Group EXCO subcommittee structures has been completed by the Enterprise Governance and Compliance Division.
- A number of the business unit governance and compliance officers have completed monitoring of their cluster committees, and business governance monitoring has been integrated into monitoring plans.

We believe that business governance provides an essential way of bringing corporate governance into the everyday activities of all staffmembers.

The **Executive Strategic Innovation Management Committee** assists the Group EXCO and the Board Strategic Innovation Management Committee in discharging their responsibilities to ensure that Nedbank Group has a well-coordinated, efficient, effective and properly resourced IT strategy, enabling the organisation to remain highly competitive, and that this strategy is timeously implemented.

The Group Asset and Liability and Executive Risk Committee is responsible for ensuring that the impact of the following risks is being effectively managed in Nedbank Group:

- liquidity risk;
- capital management risk;
- interest rate risk, both local and foreign; and
- market risk, including
  - currency translation risk,
  - trading market risk; and
  - financial instruments used for purposes other than trading (eg balance sheet hedges and investments).

The role of the **Basel II Steering Committee** is to promote, direct and oversee the successful implementation of the new Basel Capital Accord (Basel II) across the Nedbank Group and, particularly, to monitor and direct its implementation.

The **Mergers and Acquisitions (M&A) Steering Committee** ensures proper corporate governance, oversight and control of corporate actions taken by the group as a whole. All operational acquisitions, disposals, restructuring and major corporate actions within the group are brought to the M&A Steering Committee.

The **Group Capital Management Committee's** primary role is to review, monitor, recommend and execute the utilisation, investment, disposal and optimisation of shareholders' capital throughout Nedbank Group.

The primary role of the **Executive Transformation and Human Resources Committee** is threefold namely:

- statutory compliance in respect of labour legislation;
- monitoring of transformation progress and the implementation of FSC requirements; and
- in respect of Nedbank Group employees or potential employees, recruitment, selection, remuneration, performance management, maintenance, training, development and, where necessary, termination.

The primary role of the **Executive Taxation Committee** is monitoring tax compliance and tax policy and ensuring the management of tax risk throughout the group in accordance with Nedbank Group's tax policy. Furthermore, the committee assists the Group Audit and Group Risk Committees in discharging their responsibilities relative to the management and monitoring of tax risk.

The **Nedbank Capital Investment Committee's** primary role is considering private equity and mezzanine equity investments and the underwriting of share issues, including initial approval, periodic reviews and any material changes.

The primary role of the Nedbank Corporate **Property Investment Committee** is considering private equity investments in client-driven property ventures and strategic investments in the listed-property sector and allied-service companies, including initial approval, periodic reviews and any material changes.

The **Business Risk Management Forum's** role is to provide leadership in assessing the impact and promoting, directing, and overseeing the successful implementation of any new regulatory requirements and legislation across Nedbank Group.

Risk management

Risk management in the financial services industry is a fundamentally important process in ensuring profitability, growth and long-term sustainability. Therefore, it follows that one of Nedbank Group's Deep Green aspirations is 'to be world-class at managing risk'. Relevant in this regard are the following:

- Regulation 38 of the Banks Act states that the 'process of corporate governance includes the maintenance of effective risk management'.
- King II has a dedicated risk management section (section 3), detailing a board's responsibility for designing, implementing and monitoring the process of risk management and setting risk appetite limits or tolerance.
- The proposed Basel II regulations will enforce a significant increase in risk management sophistication and reporting internationally.

These driving forces have ensured ongoing focus on the role played by risk management in the corporate governance process and vice versa.

The risk management function is headed by the Chief Risk Officer, Philip Wessels, who is a member of the Group Executive Committee and reports directly to the Chief Executive. In addition, he attends the board meetings by invitation.

The board acknowledges its responsibility for the entire process of risk management, as well as for forming an opinion on the effectiveness of this process. Management is accountable to the board for designing, implementing and monitoring the process of risk management, as well as integrating it with the day-to-day activities of the group.

The Group Risk Committee is responsible for assisting the board in reviewing the risk management process and any significant risks facing the group. Nedbank Group has adopted a comprehensive risk management strategy and methodology, enterprise-wide risk management, which has the principles of corporate governance best practice embedded in its foundation.

The Enterprise-wide Risk Management Framework consists of three layers of defence:

- Enterprise-wide risk management forums, internal control environment and individual responsibilities.
- Risk management and corporate governance structures.
- Internal and external audit functions to detect any deficiencies in processes or controls.

A key-issues control log has been developed as a tool to assist in achieving good governance. It represents a holistic, yet focused, view of any issues that require attention, raising concerns around these and the actions being taken to address them.

The Basel II requirements are being dealt with by way of a comprehensive Basel II compliance plan, which will further enhance the risk management process. The group approach to Basel II involves building advanced risk and capital management capabilities, leveraging off the significant investment in Nedbank Group's Basel II Programme as the catalyst. This approach also facilitates the comprehensive implementation of enterprise-wide risk management in Nedbank Group.

The Risk and Capital Management Report provides a comprehensive overview of these functions.

Internal audit and operational risk functions

Key roleplayers within the enterprise governance framework of the group are Group Internal Audit and Operational Risk.



Internal Audit

Internal Audit is a centralised independent assurance function, the purpose, authority and responsibility of which are formally defined in a charter approved by the board in line with stipulations of the Institute of Internal Auditors. Group Internal Audit (GIA) reports on its assessment of the adequacy and effectiveness of the group's risk management, control and governance processes at meetings of the Audit Committee and other board subcommittees charged with risk monitoring.

The Chief Internal Auditor reports to the Chairman of the Audit Committee and the Director of Internal Audit for Old Mutual plc, and has unrestricted access to the chairmen of the board subcommittees, the Chief Executive, and the Chairman of the Board. Administratively, GIA forms part of the central group risk function. GIA also works closely with Enterprise Governance and Compliance to ensure that audit issues of an ethical or governance nature are made known and appropriately resolved.

Group Internal Audit has dedicated teams that perform internal audits in the group's various business operations, subsidiaries and joint ventures. Audits are conducted according to a risk-based approach, and the audit plan is updated quarterly to reflect any changes in the risk profile of the group.

Operational risk

The sophisticated risk assessment methodology used for the identification, assessment, management, monitoring and reporting of risk is discussed in more detail under the operational risk section on page 134.

Internal control

An essential part of the board's responsibility is reviewing the effectiveness of internal control, making use of the monitoring processes within the company.

This is primarily carried out through the risk committee structure within Nedbank Group. The detailed design, implementation and operation of adequate internal controls are generally delegated to the management team of Nedbank Group. These controls provide reasonable assurance that significant risks are appropriately managed, that management and financial information emanating from Nedbank Group is reliable and that assets are safeguarded. This, together with the associated responsibility for reviewing periodically the effectiveness of such internal control, is formally acknowledged by the head of each business unit once a year. Regulation 39(4) of the Banks Act requires that a board of directors annually reports to the Registrar of Banks on the adequacy of internal controls, adherence to these, maintenance of ethical standards, any material malfunctions and whether a bank will continue as a going concern.

The board reports that:

- no material malfunction in the group's internal control system occurred during the period under review;
- it is satisfied with the effectiveness of the group's internal controls and risk management;
- whenever there is an indication of any significant business risk, or any weakness in controls that may result in loss or reputational damage, these are recorded and disclosed in a formal key-issues control log, which is lodged periodically with the board;
- it has no reason to believe that the group will not operate as a going concern for the year ahead;
- it has no reason to believe that the group's code of ethics has been transgressed in any material respect;
- it has no reason to believe that the group's policies and authority levels have not been enforced and adhered to in any material respect;
- there have been no material breaches of compliance with any laws and regulations applicable to the group during the period under review; and
- there is a documented and tested process in place that will allow the group to continue its critical business processes in the event of a disastrous incident affecting its activities.

In Nedbank Group a process and hierarchy for reporting on internal control has been approved by the Group Audit Committee on behalf of the board and is reviewed on an ongoing basis by GIA and Group Risk.

Personal share dealings

Nedbank Group has a formal policy and set of rules for personal-account trading, which are based on current regulatory requirements and international good practice. All personal-account trading is now subject to authorisation via the BoE Stockbrokers Compliance function which has particular expertise in this area. All dealings also require the prior approval of an individual's senior manager.

The BoE Stockbrokers Compliance function reports on the levels of compliance to the policy, via EGC's submission to

Group Opcom and disciplinary action is taken where non-compliance is detected.

All dealings by directors and the Company Secretary in Nedbank Group shares are communicated to the Listings Division of the JSE, as dictated by the JSE Listings Requirements. This information is published through the Securities Exchange News Service (SENS).

Furthermore, the group has an insider trading policy to assist directors and affected employees with their commitment to maintaining a culture of integrity, adhering to legislative requirements and enforcing zero tolerance of crime.

Financial statements and external review

Going concern

The directors of Nedbank Group confirm that they are satisfied that the group has adequate resources to continue in business for the foreseeable future. The assumptions underlying the going-concern statement are debated and recorded at the time of the approval of the annual financial statements by the board.

This has also been done as part of the interim results process. For this reason the Nedbank Group Board continues to adopt the going-concern basis for preparing the financial statements.

Directors' declaration

The directors of Nedbank Group confirm and acknowledge that:

- it is the directors' responsibility to prepare financial statements that fairly present the state of affairs of the company at the end of the financial year and the profit or loss and cash flows for that period;
- the auditors are responsible for reporting on whether the financial statements are fairly presented;
- adequate accounting records and an effective system of internal control and risk management have been maintained;
- appropriate accounting policies, supported by reasonable and prudent judgements and estimates, have been applied consistently, except as otherwise disclosed; and
- applicable accounting standards have been adhered to or, if there has been any departure in the interest of fair presentation, this has been disclosed, explained and quantified.

External auditors

The group's joint external auditors are Deloitte & Touche and KPMG Inc.

The report of the independent auditors on page 167 sets out the responsibilities of the external auditors with regard to reviewing the financial statements and the group's compliance with both statutory and accounting standard requirements.

The external audit is structured to provide sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement. The audit review also considers the external auditors' support of the directors' statements on the group as a going concern and adequacy of the internal control environment.

The external auditors provide non-audit services to Nedbank Group through their consulting divisions.

A policy, in line with that of Old Mutual plc, regarding the provision of non-audit services by the group's auditors is in place. This process is structured between management and the external auditors to ensure that the guidelines, requiring approval by the Chief Financial Officer, Chief Risk Officer, Chief Executive or Audit Committee, depending on the quantum of fees involved, are adhered to and monitored by the GIA and the Old Mutual plc Audit Committee on a six-monthly basis.

The total fees for non-audit services provided by the external auditors for the year ended 31 December 2006 was R28 million (2005: R26 million). This amounts to 30% of the total audit and non-audit services (2005: 30%). The non-audit services focused on credit impairment modelling, tax opinions and system reviews. The fees for non-audit services also increased due to the quarterly reporting necessitated by the Old Mutual Group's listing requirements.

A governance and compliance review by the external auditors found that Nedbank Group complied substantially with the structural components of corporate governance and was making progress in the continual improvement of its governance processes.

Internet site

Nedbank Group's internet site (www.nedbankgroup.co.za) has extensive information on the group, its annual, preliminary, interim and sustainability reports and share price. It also provides a regular update on business developments and other matters of interest in relation to Nedbank Group.

Code of ethics and organisational integrity

Nedbank Group is a values-driven organisation. Our values of integrity, respect, accountability, pushing beyond boundaries and being people-centred have been incorporated into our code of ethics as the foundation of the Nedbank culture.

During 2006 the code, which is available on our website at www.nedbankgroup.com, has been reviewed to adhere to accepted international standards, and an awareness thereof has been a key focus area as a crucial part of making governance a reality for staffmembers at all levels. Awareness communications have been sent out during the year, reinforcing values and ethics principles. The Tip-offs Anonymous reporting line has also been marketed, creating an environment where employees have the responsibility to report incidents of unethical behaviour. There is also a dedicated Ethics Forensic Investigator in the Enterprise Governance and Compliance Division. Awareness was also created during roadshows in 2006 by focusing strongly on the code of ethics and the conflict of interests policy.

Business training was rolled out for various business units. The Ethics Institute of South Africa is assisting Nedbank in the rollout of its training programmes, and a properly accredited ethics officer forms part of the Enterprise Governance and Compliance Division.

Group Risk Services and Human Resources assist in the reporting and resolution of ethics issues that arise in the business.

Nedbank also has an ethics framework, which includes the addressing of issues such as conflict of interests, gifts and personal-account trading, for which policies are also in place and reviewed annually to guide employee behaviour.

The Nedbank Group Board Ethics Statement was distributed to all areas of the group during 2006 to ensure visibility of the board's commitment to ethical behaviour and standards.

A staff survey on ethics that was conducted during the year under review showed the following results:

The number of respondents increased from 943 in 2005 to 3 324 in 2006, which is very encouraging as employee participation is essential for effective results. Although the average rating in respect of all questions came down marginally, it has to be borne in mind that, with the increased number of respondents, a more accurate result than last year was achieved. In 2007 the focus will be on all aspects where the percentage rating was below 70% or where there was a significant drop in the rating in respect of a specific question.

The questions will also be reviewed for 2007 to provide a more practical view of problems experienced.

Code of Banking Practice

Nedbank Group subscribes to the Code of Banking Practice of The Banking Association South Africa. This code governs Nedbank Group's conduct regarding relationships with authorities, clients, competitors, employees, shareholders, local communities and other primary stakeholders.

The group has in place appropriate procedures and mechanisms to ensure that all elements of the code are adhered to fully. Nedbank Group, primarily through its Client Services Advisory Unit, also works constructively with the Banking Ombudsman's Office to ensure that client complaints are resolved appropriately and timeously.

Political contributions

Nedbank Group fully supports the South African democratic system, but does not contribute to individual political parties. It does however periodically enter into banking transactions in the ordinary course of business with many parties.

The group's stance is apolitical, a principle that extends to not funding projects that are specifically undertaken under the auspices of political parties. Nedbank Group assists with worthy causes initiated by civic organisations and it is not inconceivable that these initiatives may involve political figures.



Disclosures on Code of Ethics



I am aware of Nedbank's Code of Ethics
I report gifts received in the business environment in accordance with the policy
Nedbank uses policies and procedures to discourage staff from engaging in inappropriate activities (eg formal codes of conduct, rule books)
Nedbank Group actively enforces its Code of Conduct/Ethics
I disclose any personal or private business interests that may conflict with Nedbank Group's business interest
Ethical standards underpin all Nedbank endeavours
Nedbank believes in full disclosure/transparency when reporting to all stakeholders
2006
2005
85
8,2
6,8
87
12,5
79,7
17,3
3
4,7
71,7
23,2
5,1
6,6
87
11
2
4,2
75,4
20,4
4,2
6,1
67,8
26,3
5,9
Strongly agree/Agree
STRENGTH
Neither agree nor disagree
NEUTRAL
Disagree/Strongly agree
IMPROVEMENT REQUIRED

Fraud prevention and money laundering

Nedbank Group is committed to combating money laundering and terrorist financing.

The group will not be associated with money laundering or terrorist financing and has introduced policies and procedures to ensure that statutory duties and regulatory obligations are met.

In 2006 the primary focus of the Money-laundering Control Programme (MLCP) was to meet the legislative requirements as imposed by the Financial Intelligence Centre Act to reidentify and verify all remaining low-risk clients by 30 September 2006.

The Business Risk Management Forum (BRMF), a Group EXCO subcommittee, ensured consistent implementation of the MLCP through a process of reporting and reviewing at the quarterly BRMF meetings, as well as monthly MLCP Executive Steering Committee meetings.

The following deliverables were achieved in 2006:

- The group-level Client Acceptance, Maintenance and Monitoring Policy was reviewed, incorporating the latest regulatory requirements and international guidelines. Business clusters are currently in the process of customising the policy for implementation in their respective operational environments.
- Intensive and focused communications campaigns were deployed to contact unverified clients impacted by the September 2006 deadline.
- The September 2006 statutory deadline obligations were met timeously, with excellent cooperation from clients, resulting in a verification rate of 98,17%. Client dissatisfaction was kept to an absolute minimum throughout the process.
- Training completed by
  - 19 841 staffmembers in respect of the Money-laundering Control Awareness Training,
  - 10 930 staffmembers in respect of the Money-laundering Control Basic Training, and
  - 2 399 staffmembers in respect of the Money-laundering Control Specialised Training for Corporate and Merchant Banking.
- The Regulatory Risk Investigations Unit, responsible for money-laundering and terrorist-financing investigations

and reporting, was strengthened with additional resources. This unit of Group Forensic Services is supported by the automated money-laundering detection system, a software application monitoring transactions on client accounts.

- A US-dollar crossborder transaction-monitoring system was successfully implemented. This system alerts the business of transactions that may possibly be confiscated by the US Office of Foreign Assets Control in terms of US sanctions.
- There has been positive interactions with the Regulator and the Financial Intelligence Centre, contributing to sustainable and trusting relationships beneficial to all parties.

Financial Advisory and Intermediary Services Act

The Financial Advisory and Intermediary Services Act (FAIS), enacted to protect consumers against improper financial advice, has been in effect for almost three years. Managed centrally by Enterprise Governance and Compliance, Nedbank Group has, through ongoing compliance monitoring and reporting, strived to adhere to all requirements of this legislation.

Enhancing the professionalism of providers within the financial services industry is another objective of FAIS that Nedbank Group has achieved by ensuring that over 3 000 representatives had access to the necessary academic courses as defined in the fit and proper subordinate legislation.

Ongoing process and system enhancements ensure that our client-facing staffmembers who are impacted by FAIS are able to deliver proper advice and provide all necessary disclosures to our clients. The recent appointment of area managers as key individuals within the retail networks is also aimed at ensuring the business's focus on and commitment to the requirements of FAIS.

National Credit Act

The National Credit Act (NCA) was promulgated on 15 March 2006 and comes into effect on 1 June 2007. The effect of this legislation on the banking industry and other credit providers is far-reaching and has a major impact.

Of primary importance is the fact that all banks will have to register as credit providers and may engage only in lending and associated practices according to the governance embodied in the NCA.

The Group Directors' Affairs Committee, a subcommittee of the board, is currently overseeing the implementation of the NCA. Nedbank Group is engaged in various programmes to ensure compliance with all aspects of the NCA as required. Awareness training commenced in the fourth quarter of 2006, with further detailed training on policy, process and system changes commencing in the first quarter of 2007. As the group does not regard itself as a reckless lender, the training of staffmembers is aimed at creating awareness among employees, thereby fulfilling one of the objectives of the NCA, namely educating consumers and curbing overindebtedness.

As the NCA affects our core banking business, namely that of extending credit, the programme has been given top priority in terms of financial and human resources.

Sustainability reporting

Nedbank Group has issued a separate sustainability report in accordance with the Global Reporting Initiative guidelines, taking into account the recommendations of King II.

Board meetings

In 2006 the board met eight times. It is policy for the board to meet frequently, and a formal schedule of matters is required to be submitted to the board on the basis of an annual work plan.

Additional or other matters of significance to Nedbank Group are required to be brought to the board's attention in a timely manner and, in a number of instances, it was necessary for the board to convene outside the scheduled plan of meetings.

The record of attendance at board and board committee meetings for Nedbank Group and Nedbank Limited for 2006 is shown on the following page.



		Nedbank Group Limited Board	Nedbank Group Limited Board (pre-scheduled)	Nedbank Group Limited Board (short notice/ ad hoc)	Nedbank Limited Board	Nedbank Limited Board (pre-scheduled)	Nedbank Limited Board (short notice/ ad hoc)
Number of meetings		8	7	1	8	7	1
Director	**Status**						
CJW Ball	x	8/8	7/7	1/1	8/8	7/7	1/1
TA Boardman	*	8/8	7/7	1/1	8/8	7/7	1/1
MWT Brown	*	8/8	7/7	1/1	8/8	7/7	1/1
TCP Chikane	x 3	2/2	1/1	1/1	2/2	1/1	1/1
WAM Clewlow	# 1	4/4	4/4		4/4	4/4	
RG Cottrell	x 4	8/8	7/7	1/1	8/8	7/7	1/1
BE Davison	x	8/8	7/7	1/1	8/8	7/7	1/1
N Dennis	x	8/8	7/7	1/1	8/8	7/7	1/1
MA Enus-Brey	#	8/8	7/7	1/1	8/8	7/7	1/1
B de L Figaji	x	8/8	7/7	1/1	8/8	7/7	1/1
RM Head	#	8/8	7/7	1/1	8/8	7/7	1/1
MM Katz	#	8/8	7/7	1/1	8/8	7/7	1/1
RJ Khoza	#	8/8	7/7	1/1	8/8	7/7	1/1
JB Magwaza	x	8/8	7/7	1/1	8/8	7/7	1/1
ME Mkwanazi	x	8/8	7/7	1/1	8/8	7/7	1/1
ML Ndlovu	#	8/8	7/7	1/1	8/8	7/7	1/1
JVF Roberts	# 2	2/4	2/4		2/4	2/4	
CML Savage	x	8/8	7/7	1/1	8/8	7/7	1/1
GT Serobe	#	8/8	7/7	1/1	8/8	7/7	1/1
JH Sutcliffe	#	6/8	5/7	1/1	6/8	5/7	1/1

* *Executive.*

** *Only prescheduled meetings were held.*

\# *Non-executive.*

x *Independent non-executive.*

1 *Retired as Chairman and Director with effect from 4 May 2006.*

2 *Resigned as Director with effect from 5 May 2006.*

3 *Appointed as Director with effect from 1 November 2006.*

4 *Retired as Director with effect from 30 November 2006.*

*** *Member for purposes of the approval of large exposures – required to attend certain meetings only.*

Nedbank Group and Nedbank Directors' Affairs Committees	Nedbank Group and Nedbank Directors' Affairs Committees (prescheduled)	Nedbank Group and Nedbank Directors' Affairs Committees (short notice/ ad hoc)	Group Remuneration Committee	Group Remuneration Committee (prescheduled)	Group Remuneration Committee (short notice/ ad hoc)	** Group Audit Committee	Board Strategic Innovation Management Committee	Board Strategic Innovation Management Committee (prescheduled)	Board Strategic Innovation Management Committee (short notice/ ad hoc)
6	5	1	5	4	1	7	5	4	1
6/6	5/5	1/1	5/5	4/4	1/1	7/7	5/5	4/4	1/1
3/3	3/3								
6/6	5/5	1/1				7/7			
						7/7			
							4/5	3/4	1/1
						7/7			
			5/5	4/4	1/1				
						7/7			
6/6	5/5	1/1					3/5	2/4	1/1
3/3	2/2	1/1	4/4	4/4					
4/6	3/5	1/1	4/5	3/4	1/1	6/7			
6/6	5/5	1/1				6/6	5/5	4/4	1/1
5/6	4/5	1/1							
						1/3			
			5/5	4/4	1/1	1/1	3/5	2/4	1/1
						6/7			
3/6	3/5	0/1	4/5	3/4	1/1				



		Group Credit Committee	Group Credit Committee (prescheduled)	Group Credit Committee (short notice/ ad hoc)	** Nedbank Group and Nedbank Risk Committee	** Group Transformation and Sustainability Committee	** Group Finance Oversight Committee
Number of meetings		5	4	1	4	4	4
Directors	**Status**						
CJW Ball	x	5/5	4/4	1/1	4/4	4/4	4/4
TA Boardman	*	2/5***	1/4***	1/1***			
MWT Brown	*	3/5***	3/4***	0/1***			
TCP Chikane	x 3						
WAM Clewlow	# 1						
RG Cottrell	x 4				4/4		4/4
BE Davison	x					3/4	
N Dennis	x				4/4		
MA Enus-Brey	#						
B de L Figaji	x	5/5	4/4	1/1		4/4	
RM Head	#				4/4		1/1
MM Katz	#	5/5	4/4	1/1	4/4	4/4	4/4
RJ Khoza	#	3/3	3/3				
JB Magwaza	x					3/4	
ME Mkwanazi	x				1/1		4/4
ML Ndlovu	#	5/5	4/4	1/1	4/4	4/4	
JVF Roberts	# 2						1/2
CML Savage	x				2/3		
GT Serobe	#						
JH Sutcliffe	#						

* *Executive.*

** *Only prescheduled meetings were held.*

\# *Non-executive.*

x *Independent non-executive.*

1 *Retired as Chairman and Director with effect from 4 May 2006.*

2 *Resigned as Director with effect from 5 May 2006.*

3 *Appointed as Director with effect from 1 November 2006.*

4 *Retired as Director with effect from 30 November 2006.*

*** *Member for purposes of the approval of large exposures – required to attend certain meetings only.*


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Sustainability Report summary


WHAT IF A BANK REALLY
GIVE POWER TO THE PEOPL

Sustainability has become a key driving force for the revival of Nedbank Group, underpinning the long-term targets that have guided our progress over the past three years and constituting the foundation of our cultural transformation programme. Sustainability is about ensuring financial prosperity and stability for our investors and staff, integrating social and environmental responsibility for our local communities and the countries in which we operate, and remaining relevant and accessible to our clients. Sustainability is a crucial part of the Nedbank Group culture, and one of our Deep Green aspirations remains 'to be highly involved in the community and environment'.

We have continued to make progress in repositioning Nedbank as a caring bank for all South Africans and integrating sustainability considerations into the way we operate. During 2006 the group contributed more than R42 million to a broad range of community projects through the Nedbank Foundation, the BoE trusts, The Green, Sports and Arts & Culture Trusts, and The Nelson Mandela Children's Fund.

Sustainability, good governance, transparency and detailed reporting are integral to maintaining the group's credibility among its stakeholders. Our progress in this regard was recognised when the Nedbank Group 2005 Sustainability Report was included in the Sustainability Ranking of Global Corporate Reporters as one of the leading 50 global reports. A further gratifying achievement in this regard was receiving the award for 'Emerging Markets Corporate Social Responsibility Bank of the Year' for the second consecutive year at *The Banker* 2006 Awards in London. During 2006 Nedbank was also rated first in its category in the local JSE Socially Responsible Investment Index and again included in the Dow Jones World Sustainability Index.

A full sustainability report has again been produced, together with this report. Should you not have received a copy of the report and would like one, copies are available from either:

Justin Smith:
+27 (0)11 294 0238 · JustinS@nedbank.co.za; or

Investor Relations:
+27 (0)11 295 6549 · nedbankgroupir@nedbank.co.za.

The report covers the following broad issues and stakeholder groups:

- Nedbank Group, its highlights, challenges and key risks.
- Enterprise governance and compliance.
- Shareholders.
- Clients.
- Employee matters.
- The Financial Sector Charter and black economic empowerment.
- Corporate social investment.
- The environment.
- The Green, Sports and Arts & Culture Trusts, and The Nelson Mandela Children's Fund.
- Sustainability in our African and international operations.



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Key sustainability indicators

Indicator	2006	2005	2004	Progress
Headline earnings (Rm)	**4 435**	3 167	1 743	✓
Headline EPS (cents)	**1 110**	797	483	✓
ROE (%)	**18,6**	15,5	11,0	✓
Efficiency ratio (%)	**58,2**	64,8	71,8	✓
ROA (%)	**1,14**	0,93	0,54	✓
Group capital adequacy (%)	**11,8**	12,9	12,1	✗
Assets under management (Rm)	**86 212**	63 925	60 369	✓
Share price appreciation (cents)	**3 350**	2 220	1 577	✓
Number of permanent staffmembers	**24 034**	22 188	21 103	✓
% of black generic staff at executive level	**27,0**	18,2	25,0	✓
% of black generic staff at senior management level	**18,87**	15,0	10,9	✓
% of black generic staff at middle management level	**30,66**	27,0	19,5	✓
% of black generic staff at junior management level	**41,97**	38,1	33,4	✓
Training and skills development spend as % of payroll	**2,65**	2,3	2,6	✓
Black economic empowerment procurement (%)	**46,0**	34,1	22,0	✓
Compliance % of buildings participating in the Occupational Health and Safety Programme	**94,33**	98,9	95,7	✗
Corporate social investment spend (Rm)	**37**	35	43	✓
Energy consumption (in kilowatt hours)	**87 157 454**	82 722 132	75 617 183	✗
Water consumption (in kilolitres)	**336 139**	346 485	341 575	✓
Green Trust disbursements (Rm)	**5**	4,2	4,5	✓
Inclusion in sustainability indices				
Dow Jones World Sustainability Index	✓	✓	✓	✓
JSE SRI Index	**✓ (Rated first in category)**	✓ (Rated in top 20%)	✓	✓

✓ *Represents a positive move*
✗ *Represents a negative move.*



Value-added statement
at 31 December

	2006 Rm	%	2005 Rm	%
Value added is the wealth created from providing quality services to clients				
Net interest income	10 963	76	8 529	72
Impairment losses on loans and advances	(1 483)	(10)	(1 189)	(10)
Income from lending activities	9 480	66	7 340	62
Non-margin-related income*^	9 745	68	9 337	80
Other expenditure^	(4 910)	(34)	(4 877)	(42)
	14 315	100	11 800	100
Value allocated				
– Employees	6 082	42	5 290	45
– Government (taxes)**	2 278	16	1 363	12
– Shareholders***	2 090	15	1 188	10
– Retentions for growth	3 865	27	3 959	33
Depreciation and amortisation	894	6	850	7
Retained income	2 971	21	3 109	26
	14 315	100	11 800	100

* *Includes non-interest revenue, foreign currency translation gains/losses, non-trading and capital items, and share of profits of associates and joint ventures.*

** *Includes direct and indirect taxation.*

*** *Value is allocated to shareholders in respect of cash dividends (does not include the underlying value of capitalisation shares awarded) and income attributable to minority shareholders.*

^ *2005 restated.*



Remuneration Report



Remuneration plays a critical role in attracting, motivating and retaining high-performing and talented individuals to achieve Nedbank Group's objectives.

Nedbank Group's philosophy is to encourage sustainable long-term performance and at all times align performance with the strategic direction and specific value drivers of the business as well as with the interests of stakeholders. Remuneration management in Nedbank Group is integrated into other management processes, such as transformation, performance management and talent management, within the ambit of the overall Group Human Resources Policy, and is increasingly aligned with other Old Mutual Group subsidiaries in South Africa.

The group's market position is to pay for performance, while ensuring that there is a distribution of remuneration around the market median where performance is on par with predetermined financial and non-financial targets. Performance is measured relative to business plans and objectives included in the performance scorecards.

In 2006 Nedbank moved away from the internal grading structure to job-based remuneration and individual performance management and career path planning. External market remuneration information is critical to ensure that all components of remuneration are market-related and that the short-term incentive scheme encourages appropriate behaviour. In addition, the long-term incentive schemes have a purpose of retaining key employees.

Remuneration Committee membership and charter

The Group Remuneration Committee (the committee) operates according to a charter approved by the Nedbank Group Board. The board delegates responsibility to the committee for the investigation and benchmarking of remuneration practices and for considering and approving proposals made on remuneration practices for the group.

The committee consists of non-executive directors (the majority of whom are independent) and is chaired by an independent non-executive director. The committee comprises JB Magwaza (Chairman), Chris Ball, Brian Figaji, Cedric Savage and Jim Sutcliffe. Reuel Khoza was a member of the committee until he was appointed Chairman of the Nedbank Group. Tom Boardman, Chief Executive; Bob Head, Regional Director, Southern Africa of Old Mutual plc, and non-executive director of Nedbank Group; and Shirley Zinn, Group Human Resources Director, Nedbank; are permanent invitees to the meetings. Tom Boardman and Shirley Zinn recuse themselves from discussions on their own remuneration. The committee met five times during 2006.

The committee considers remuneration in an integrated and holistic manner, thereby assisting the board in discharging its corporate governance duties related to remuneration strategy, structure and costs.

The committee's responsibilities include:

- investigating and benchmarking remuneration practices and broad terms and conditions of employment for all permanent employees to ensure that these are fair and competitive, and approving the overall cost of remuneration increases awarded to employees;
- reviewing, monitoring and approving the design principles supporting incentive arrangements for, and the final pools allocated for distribution to, eligible employees;
- reviewing, monitoring and approving the Nedbank Group Employee Share Schemes;
- approving the granting of share incentives to employees, the applicability of financial targets linked to these incentives and the actual financial targets, where applicable;
- determining the remuneration, incentives and other additional benefits for the Chief Executive, executive directors and other senior executives of the group;
- making recommendations to the board on remuneration adjustments, short- and long-term incentives for the Chief Executive, executive directors and other senior executives of the group (the Chief Executive's remuneration is subject to final confirmation by the Remuneration Committee of Old Mutual plc);
- making recommendations to a subcommittee of the board on the fees paid to the Chairman, Vice-chairman and non-executive directors; and
- approving performance scorecards for the Chief Executive and members of the Nedbank Executive Committee.

The committee applies the guiding principles of the remuneration policy as far as is practicable, but both the board and the committee retain the right to use their discretion to deviate from this policy in exceptional circumstances.

The committee agreed during the course of the year that executive management succession planning (in relation to the Chief Executive and Group Executive Committee) should be part of the responsibilities of the Directors' Affairs Committee and that succession planning for management and senior management be moved to the Group Transformation and Sustainability Committee as part of the group's broader transformation framework.

A self-assessment on the effectiveness of the committee was conducted in October 2006. The assessment covered operational and strategic matters, committee meetings and fulfilment of committee responsibilities, and provided insight into areas where performance could be improved.

Advisers to the committee

The committee is informed of market-related information on guaranteed package (remuneration on a 'total cost to company' basis), as well as short- and long-term incentives, from a number of different remuneration surveys in which the bank participates. These include Remchannel, GRS Top Remuneration Survey, LMO Executive Remuneration Survey, the Hay Investment Banking Survey and a number of smaller niche remuneration surveys. Specialists within the Group Remuneration Services Department collate and analyse the information sourced from external service providers and prepare documentation for consideration and approval by the committee. Where appropriate, the committee has access to independent executive remuneration consultants.

Education of committee members

As part of the ongoing education of directors, two formal presentations were given by external consultants to committee members on 'The fiduciary responsibilities of the employer on retirement funds' and 'The use of remuneration surveys and market information within Nedbank'.

Guaranteed-package increases

Annual increases in guaranteed package are performance- and market-related, based on the projected rate of inflation, increases awarded by other major banks and the financial services industry, and the group's remuneration position against the banking market. To maintain appropriate remuneration competitiveness relative to the labour market remuneration is reviewed at least annually, and annual increases take effect from 1 April. Non-managerial employees form part of a bargaining unit, and annual increases granted depend on negotiations with the recognised trade unions. In April 2006 the non-managerial remuneration bill was increased by 6,25%, the managerial remuneration bill by 6% and the remuneration bill of cluster executives by 5,5%. Increases are granted on the basis of merit and market comparisons on total remuneration.

Chief Executive Tom Boardman's guaranteed package was reviewed in February 2006 and adjusted by 8,5% to R3 500 000 pa with effect from 1 April 2006, commensurate with his performance and comparative remuneration information. This increase covers the period from 1 April 2006 to 31 March 2007. Chief Financial Officer Mike Brown's guaranteed package was adjusted by 7,7% to R2 100 000 pa with effect from 1 April 2006.

Remuneration

All employees in Nedbank Group are remunerated on a 'total cost to company' basis (referred to in this report as 'guaranteed package'), which includes a basic salary, 13th cheque (if selected), allowances and contributions to benefit funds. From the guaranteed package, contributions are made to the Nedgroup Medical Aid Scheme, a retirement fund, a disability fund and a death benefit scheme. A car allowance/company car contribution may be structured into the package where the employee is required to travel on group business. The amounts stipulated under basic salary and other benefits in table 1 on page 95 exclude the contributions to the retirement fund, but include contributions to the disability fund, the car allowance/company car contribution and medical aid contributions.

Retirement scheme

The executive directors are members of Nedbank's retirement schemes. Contributions to the retirement funds form part of the guaranteed package.

Performance bonuses

Short-term incentives are intended to encourage particular behaviours and obtain desired results. In Nedbank Group incentive schemes are structured to support group thinking by breaking down the 'silo' mentality. The committee has agreed a set of principles and all cluster incentive schemes are designed according to those principles.

The achievement of Nedbank Group's ROE target of 17,5% for 2006 was a condition for the creation of the incentive pool for all support clusters and the group pool for the income-generating clusters.

In the income-generating clusters, depending on the reporting level of employees, incentive pools are structured from a weighting linked to the group, cluster and divisional performance. The three income-generating clusters within

Nedbank (Retail, Corporate and Capital) were measured on a combination of group ROE results and the clusters' ROE and headline earnings targets, with these pools being calculated independently of one another. Distribution of these pools was based on individual performance relative to the agreed deliverables in the performance management process.

Executive remuneration is benchmarked to data provided in national executive remuneration surveys. Bonuses are based on actual performance measured against agreed financial and non-financial targets included in the performance scorecards.

Deferred short-term incentive scheme

In response to a buoyant labour market that increased the turnover of staff with key skills, together with financial performance that exceeded the financial targets for the period January to June 2006, a deferred short-term incentive scheme was introduced in the form of a cash incentive in August 2006. Some 380 key employees who met the predetermined criteria were identified. Members of the Group EXCO did not participate in the scheme. In October 2006 40% of the amount granted under the scheme was paid (net of employees tax). The balance will be payable in October 2009 for employees in Nedbank Capital and in October 2008 for the rest of the participating employees, provided they are still in the service of the group and performance conditions have been met. Should employees leave before the end of the scheme period, they will be required to repay the gross amount paid to them. The balance of the amount granted will be forfeited in the event of services being terminated before the end of the agreed period.

Executive directors

Service contracts

Tom Boardman's employment is governed by a service contract with the group, the terms of which are considered by the committee to provide a proper balance of duties and securities between the respective parties. Tom Boardman's service contract commenced on 10 December 2003 for an initial period of five years. The board, however, has agreed to extend the final termination date of his contract to 28 February 2010 to allow him the opportunity to present the 2009 financial results, whereafter he will retire. His service contract stipulates a maximum notice period of six months under most circumstances. A service contract was agreed with Mike Brown on 17 June 2004, and a notice period of six months is required under most circumstances. An executive director is required to retire from the board at age 60.

Executive directors' remuneration

The remuneration of executive directors for the years ended 31 December 2006 and 31 December 2005 was as follows:

Table 1: Executive directors' remuneration – year to 31 December 2006

Name	Basic salary and other benefits* (R000)	Retirement fund contributions (R000)	Guaranteed remuneration (R000)	Performance bonus**** (R000)	Total (R000)	2006 on 2005 % change (%)
TA Boardman	3 191	240	3 431	6 500	9 931	14,6
MWT Brown	1 809	252	2 061	4 200	6 261	16,0
Total	**5 000**	**492**	**5 492**	**10 700**	**16 192**	****1,4**

**This salary includes contributions to the medical aid, disability insurance and car allowance/company car benefits structured into the package. No additional benefits are offered to executive directors.*

***Refers to total remuneration cost in respect of executive directors in service. Different directors were in service year-on-year.*

*****Performance bonus relates to performance in 2006, paid in March 2007.*

Table 2: Executive directors' remuneration – year to 31 December 2005.

Name	Basic salary and other benefits** (R000)	Retirement fund contributions (R000)	Guaranteed remuneration (R000)	Performance bonus**** (R000)	Termination package (R000)	Total remune-ration (R000)	2005 on 2004 % change (%)
TA Boardman	2 947	222	3 169	5 500		8 669	(7)
MWT Brown	1 667	233	1 900	3 500		5 400	3
ML Ndlovu*	513	91	604		1 296	1 900	(47)
Total	5 127	546	5 673	9 000	1 296	15 969	***(40)

**ML Ndlovu's executive employment contract was terminated with effect from 30 April 2005. His termination package was calculated on the basis of service and leave accrual. ML Ndlovu subsequently entered into a consulting contract with Nedbank Group, effective 1 May 2005, for a period of three years, devoting 75% of his time for an annual contract fee of R1 600 000. In addition, he is entitled to a performance bonus adjustment on the basis of his performance during the financial year.*

***This salary includes contributions to the medical aid, disability insurance and car allowance/company car benefits structured into the package. No additional benefits are offered to executive directors.*

****Refers to total remuneration cost in respect of executive directors in service. Different directors were in service year-on-year.*

*****Performance bonus relates to performance in 2005, paid in March 2006.*

Performance bonus for executive directors

The bonus pool for distribution to the Chief Executive and Chief Financial Officer is dependent on the achievement of the group's ROE target for the financial year. The ROE target for the 2006 financial year was 17,5%.

The performance of Tom Boardman and Mike Brown is measured respectively across four dimensions – financial, client, internal processes and organisational learning. The specific objectives for each of these dimensions are as follows:

- Financial – improving ROE, headline earnings and efficiency ratio.
- Client – achieving profitable asset growth and accomplishing quality growth in net transactional banking as well as improving client service and enhancing Nedbank's image in the external environment.
- Internal processes – creating an acceptable risk environment, successfully implementing Basel II, drawing up credible rolling business plans for 2007 to 2009 (which are to be signed off by the board before the commencement of the new financial year) and unleashing group synergies across the Old Mutual Group South Africa.
- Organisational learning – achieving Financial Sector Charter (FSC) employment equity targets and creating a high-performance culture.

Severance arrangements for executive directors

The following formula will apply to calculating a severance package for executive directors in the event of their services being terminated: a two weeks' guaranteed package per completed year of defined operational service, with no maximum. In addition, the executive is entitled to a maximum notice period of six months, during which he or she may or may not be required to work.

The Nedbank Group implemented a new retirement gratuity policy during 2003 as part of the alignment of conditions of employment, and the previous policy is being phased out over a period of five years. Only employees aged 55 and over, or with more than 20 years' service at 1 April 2003, continue to be eligible for this gratuity.

Executive talent management process

The Executive Management Succession Process was approved in July 2006 and the plans were considered by the Directors' Affairs and the Group Transformation and Sustainability Committees. The process followed was in line with Old Mutual plc's succession-planning framework. There is a specific focus on black management and accelerated development for middle and senior management.

Non-executive directors' remuneration

The terms of engagement of the non-executive directors (excluding the chairman) cover a period of three years, as determined by the rotation requirements of the Nedbank Group articles of association. A non-executive director is required to retire at age 70.

The Chairman's appointment was effective from 4 May 2006. In terms of the articles of association, the chairman and vice-chairman are reelected annually.

Non-executive directors' remuneration for the years ended 31 December 2006 and 31 December 2005 was as follows:

Name	Board fees (R000)	Committee fees (R000)	**2006 (R000)**	2005 (R000)
CJW Ball	135	471	**606**	574
WAM Clewlow#		688	**688**	2 000
RG Cottrell****	135	245	**380**	355
BE Davison	135	101	**236**	220
N Dennis	135	80	**215**	190
MA Enus-Brey	135	80	**215**	71
B de L Figaji	135	145	**280**	255
RM Head*	135	143	**278**	164
MM Katz	135	392	**527**	533
RJ Khoza##		1 561	**1 561**	84
JB Magwaza	135	250	**385**	360
ME Mkwanazi	135	177	**312**	320
ML Ndlovu	135	2 315**	**2 450****	1 750
PF Nhleko				34
TH Nyasulu				14
JVF Roberts* ***	45	39	**84**	220
CML Savage	135	109	**244**	240
GT Serobe	135	80	**215**	71
TCP Chikane###	11	7	**18**	
JH Sutcliffe*	135	90	**225**	200
Total	1 946	6 973	**8 919**	7 655

#WAM Clewlow retired on 4 May 2006.
##This amount includes chairman fees in respect of his appointment as chairman with effect from 5 May 2006.
###TCP Chikane joined on 1 November 2006.
**Fees for Messrs Roberts, Head and Sutcliffe are paid to Old Mutual (South Africa) Limited.*
***This amount includes consulting fees of R2 million paid in the period under review.*
****JVF Roberts resigned on 5 May 2006.*
*****RG Cottrell retired as an independent non-executive director on 30 November 2006.*



Remuneration received from subsidiaries for the year ended 31 December 2006 was as follows:

Name	Subsidiary	2006 R000	2005 R000
CJW Ball	Imperial Bank	**143**	143
MA Enus-Brey	Imperial Bank	**74**	–
RG Cottrell	Imperial Bank	**191**	191
Total		**408**	334

Remuneration for non-executive members for committee membership is as follows:

Committee	Annual fee 2006	Annual fee 2005
Nedbank Group**	**75 000**	70 000
Nedbank Limited**	**60 000**	40 000
Group Audit Committee	**80 000**	80 000
Group Finance Oversight Committee	**30 000**	30 000
Group Remuneration Committee	**50 000**	50 000
Group Risk Committee	**50 000**	50 000
Group Credit Committee	**65 000**	65 000
Directors' Affairs Committee	**40 000**	40 000
Strategic Innovation Management Committee	**30 000**	30 000
Group Transformation and Sustainability Committee	**30 000**	30 000

***At the annual general meeting held on 4 May 2006 approval was granted to increase non-executive directors' fees for the Nedbank Group Board and Nedbank Limited Board in order to align the board fees with local market practices.*

Chairmen of committees (other than the Chairman of the Directors' Affairs Committee, who receives a set annual remuneration package) receive double the member fees.

Fees payable to the non-executive directors and the Nedbank Group Chairman are reviewed annually and adjustments are considered by a subcommittee of the board consisting of Tom Boardman, Jim Sutcliffe and Bob Head. The subcommittee recommended the following increases with effect from 1 January 2007. These were approved by the board, but are still subject to shareholder approval at the annual general meeting to be held on 18 May 2007:

Committee	Proposed fee (with effect from 1/1/2007)	Current fee (until 31/12/2006)
Boards:		
Nedbank Group	95 000	**75 000**
Nedbank Limited	80 000	**60 000**
Committees:		
Group Audit Committee	96 000	**80 000**
Group Finance Oversight Committee	30 000	**30 000**
Group Remuneration Committee	55 000	**50 000**
Group Risk Committee	60 000	**50 000**
Group Credit Committee	65 000	**65 000**
Directors' Affairs Committee	40 000	**40 000**
Strategic Innovation Management Committee	35 000	**30 000**
Group Transformation and Sustainability Committee	40 000	**30 000**

Board meeting attendance is indicated in the Enterprise Governance and Compliance Report on page 70.

SHARE INCENTIVES

Share option grants

Long-term incentive schemes are intended to provide key employees with a reward that corresponds with the rewards that shareholders receive for good group performance. The schemes are also intended to motivate employees to remain with the organisation. The amount of the incentive is based on the most recent performance review, individual careerpath planning, scarcity of skills and the organisation's need for retaining the individuals. The value of options allocated are benchmarked to the external market and overall affordability.

The granting of share options (based on skills, merit and performance) is entirely at the discretion of the committee, within agreed criteria and based on recommendations from executive management. Share options are granted twice a year to new employees and annually to existing employees on a date determined by the committee.

At 31 December 2006 share options in issue under the Nedbank employee schemes, as a percentage of issued share capital, was 4,5%.

EMPLOYEE SHARE OPTION SCHEMES

2005 Nedbank Employee Share Scheme

This scheme consists of two parts:

1 Share Option Scheme

Share options are issued to qualifying employees with or without performance conditions (as determined annually by the committee). The share option scheme offers awards to new employees (on-appointment allocations) and annually to existing employees (annual allocations).

On-appointment allocations (internal and external appointments)

On-appointment share option allocations are offered at the discretion of the committee to new employees and to employees who have been promoted to more senior positions and meet the criteria recommended by the Group EXCO. On-appointment allocations take place twice a year, three trading days after the announcement of the interim and annual financial results (in August and February), subject to the Nedbank Group Insider Trading Policy. The committee will determine annually whether performance-based vesting conditions will apply. The vesting period for on-appointment allocations is three years (100%) from the date of allocation. All options have to be exercised within two years from the date of vesting.

Annual allocations

Annual share option allocations apply to qualifying employees in terms of criteria recommended by the Group EXCO and approved by the committee. Annual allocations take place once a year (typically in February), subject to the Nedbank Group Insider Trading Policy. The committee will determine annually whether performance-based vesting conditions will apply in respect of the allocation to qualifying employees. Where applicable, share options will vest only if the predetermined financial hurdle is reached. In the event of no performance targets applying, time-based vesting criteria will apply. In respect of all options for 2006 time-based vesting criteria will apply. However, the committee agreed that a ROE target for the period 2007 – 2009 will apply to the options granted in February 2007. All options allocated under this scheme will vest after three years (100%) from the date of allocation. All options have to be exercised within two years from the date of vesting.

Share option allocation price

For purposes of the share option scheme the allocation price is the weighted average (by volume) closing market price of an ordinary share in the company (as shown by the official trading price list published by the JSE) over the three most recent trading days on the JSE immediately preceding the allocation date.

2 Matched Share Scheme

The matched share scheme allows employees an opportunity to allocate up to 50% of their after-taxation bonus towards the acquisition of Nedbank Group shares or to deposit Nedbank Group shares to the equivalent value. The incentive to do so is a matching of this investment to the equivalent value by the 2005 Nedbank Employee Share Trust on a one-for-one basis. The trust's obligation to deliver or procure the delivery of the matched shares rests on two conditions, namely that:

- employees are still in the service of the group on the vesting date for 50% of the matched shares; and
- the group has met the agreed performance targets over a three-year period for the remaining 50% of the matched shares.

Restricted Share Plan

A Restricted Share Plan with performance targets was approved as part of the 2005 Nedbank Employee Share Scheme. To date no allocations have been made under this scheme.

All long- and short-term incentive schemes will be reviewed during 2007 to ensure that they remain competitive within the banking industry.

Status of the share schemes

1994 Nedcor Group Employee Incentive Scheme

At 31 December 2006 there were 916 participants and 9 123 748 Nedbank Group share options outstanding of which 1 215 051 were as a result of the rights issue grant linked to the underlying options during 2004. Of these share options outstanding 4 079 420 were issued with performance-based vesting criteria and 5 044 328 were time-based allocations.

During 2006 3 155 958 share options previously issued lapsed owing to the non-achievement of the financial performance targets determined at the time of the allocation.

2005 Nedbank Employee Share Trust

At 31 December 2006 there were 1 497 participants and 10 811 210 Nedbank Group share options outstanding. All share options under this scheme were issued with time-based vesting criteria. Of these share options 5 735 101 were issued in 2006.

Matched Share Scheme

At 31 December 2006 the number of participants in the Matched Share Scheme was as follows:

	2006	2005
	437	461

The total number of shares held in the trust totals 449 650 shares.

Nedbank Eyethu Employee Schemes

Nedbank Group implemented its black economic empowerment (BEE) staff schemes in August 2005 after due approval processes were followed.

The objective of the schemes is the achievement of BEE and the distribution of ownership, in line with the FSC requirements and Nedbank Group's transformation strategy.

Employees who qualify for benefits are those who are permanently employed by Nedbank Group in South Africa and were not under resignation on the grant date.

The Eyethu employee schemes are as follows:

- Eyethu Black Executive Trust
- Eyethu Black Management Scheme
- Eyethu Broad-based Scheme
- Eyethu Evergreen Trust

Eyethu Black Executive Trust and Black Management Scheme

The rules of these two schemes are similar, but beneficiaries are identified through different processes. Allocations are made partly on a share grant basis and partly on a share option basis to employees who met the eligibility criteria at 15 July 2005.

A total of 25 black individuals in senior positions with groupwide impact, as identified by the Group EXCO and approved by the committee, were the beneficiaries of shares and options under the Black Executive Trust.

Black permanent employees earning in excess of the remuneration band for middle management (R289 454 per annum) received options and shares under the Black Management Scheme. Allocations were based on a multiple of actual earnings.

The vesting criteria for these schemes are time-based as follows: 33% after four years from date of grant; 33% after five years from date of grant; and 34% after six years from date of grant. Share options have a lifespan of seven years from allocation date.

Eyethu Broad-based Scheme

This was allocated as a once-off share grant to permanent Nedbank Group employees who met the eligibility criteria at 15 July 2005. All permanently employed black and white employees who earn less than the remuneration threshold for middle management, as defined by the FSC, who were not under resignation on the date of issue and who did not participate in any other long-term incentive scheme at the time, qualified for participation. Shares vest immediately in the hands of the beneficiaries, but there is a trading restriction of five years on these shares, which will be held in trust for this period.

Eyethu Evergreen trust

This trust has been created in addition to the Eyethu Broad-based Scheme. The scheme is targeted at uplifting the living standards and personal circumstances of black permanent employees with an annual guaranteed package below R86 836 (or 50% of the income band for junior management, as determined by the FSC). Of the dividends payable on shares held in the trust 50% will be made available for distribution as determined by the trustees.

To date no allocations have been made to staff under the Eyethu Evergreen Trust, as it has taken time to identify 'qualifying needs' as defined by the trust deed. Research has indicated that a number of eligible staff under the Eyethu Evergreen Trust do not have a Grade 12 qualification. After considering several proposals for the disbursement of funds, the trustees selected education as their key focus area during the next 12 to 18 months. The upskilling of Eyethu Evergreen Trust participants to achieve a Grade 12 education level is the preferred option for allocation of the existing funds, which amount to approximately R2 million.

A letter was sent to all eligible staff under the Eyethu Evergreen Trust, inviting staff members not having a Grade 12 qualification to apply for benefits. Approximately 65 applications were received by 20 November 2006. After a screening process the correct study level will be determined for applicants individually and they will be enrolled for the appropriate level of education at the expense of the trust. Successful applicants will commence their studies early in 2007, and the trustees will maintain close contact with the learners and their managers during the year to ensure a high success rate.

Eyethu Non-executive Directors Trust

During 2005 and as part of the group's broad-based BEE transaction, an issue of R59 million worth of Nedbank Group shares was allocated to the Nedbank Eyethu Non-executive Directors Trust. The trust comprises 78 913 000 shares, of which 344 351 shares were allocated at 31 December 2006 to four participants.

Corporate governance

Trustees were appointed for the five trusts in accordance with the trust deeds of the respective schemes.

Trustee meetings were held, dividends were received and accounted for, and voting took place at the annual general meeting. In accordance with instructions given to the trustees the annual financial statements for 2005 were completed. The Administrator, Molebedi Trust Limited, is satisfied that all requirements have been complied with. Participants also received statements of accounts.

At 31 December 2006 the numbers of allocated shares to the trusts were as follows:

Black Executive Trust – 2 056 712

Black Management Scheme – 5 233 064

Broad-based Scheme – 1 471 700* (2005: 1 471 600)

Evergreen Trust – no individual allocation; all shares held in the name of the trust

**One additional participant included owing to an administrative error.*


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Nedbank Namibia BEE transaction (Omufima)

The Old Mutual Group subsidiaries in Namibia, namely Old Mutual Namibia, Nedbank Namibia and Mutual & Federal Namibia, each completed BEE transactions in September 2006. The Nedbank Group transaction was approved by shareholders on 7 December 2006, and the new Nedbank Group shares were listed on the JSE on 14 December 2006 and issued to the respective BEE trusts on the same day.

The Nedbank Namibia transaction includes the following three employee schemes collectively called the Omufima Employee Schemes:

- **NedNamibia Holdings Long-term Incentive Plan** will operate for the benefit of permanent employees, both black and white, earning in excess of N$289 454 per annum (81 749 shares allocated to the trust).
- **Broad-based Employee Scheme** applies to all employees not participating in any other share incentive scheme operated by the Nedbank Group. This scheme benefits both black and white employees earning less than N$289 454 per annum (34 358 shares allocated to the trust).
- **Black Management Scheme** benefits black senior and middle management currently earning more than N$289 454 per annum (95 176 shares allocated to the trust).

The Omufima Employee Schemes include a mixture of straight issues of Nedbank shares into the respective trusts, as well as Nedbank shares supported by loan funding from the Nedbank Group. All trusts are finite in nature and will dissolve once all the shares held by the trusts have vested to employees and, in the case of options, have been exercised by employees.

Executive directors' share option holdings

Name	Opening balance at Dec 2006			Options issued during 2006		
	Number of options	Date of issue	Issue price (R)	Number of options	Date of Issue	Issue price
ML Ndlovu	12 500*	15/04/2002	125,00			
	20 000*	01/04/2003	88,00			
	13 542*	10/05/2004	45,00			
	100 000*	25/04/2005	73,00			
	146 042					
TA Boardman	126 200	02/07/2002	123,60			
	20 000*	01/04/2003	88,00			
	250 000*	11/05/2004	60,01			
	60 918	10/05/2004	60,00			
	100 000	30/06/2005	76,79			
				120 000	28/02/2006	110,98
	557 118			120 000		
MWT Brown	72 800	02/07/2002	123,60			
	18 000*	01/04/2003	88,00			
	20 000*	11/05/2004	60,01			
	80 000*	10/08/2004	55,75			
	37 834	10/05/2004	45,00			
	20 000	30/06/2005	76,79			
				70 000	28/02/2006	110,98
	248 634			70 000		

In accordance with the rules of the 1994 Nedcor Group Employee Incentive Scheme all holders of options (whether still employed by the group or not) were entitled to receive an additional award of options following Nedbank Group's rights issue in May 2004 to compensate for the dilutive effect of that issue on preexisting options.

Share options issued before May 2005 were issued in terms of the 1994 Nedcor Group Employee Incentive Scheme, with 50% vesting after three years from the date of grant and the remaining 50% after four years from the date of grant.

Share options issued after May 2005 were issued in terms of the 2005 Nedbank Group Share Option, Matched Share Scheme and Restricted Share Scheme, with 100% vesting after three years from the date of grant.

**Share options issued with performance-based vesting criteria. The rights issue options linked to these share options also have performance-based vesting criteria.*

Further details of share options granted to employees are included on pages 278 to 280.

Exercised during 2006			Gain on share options exercised	Closing balance at Dec 2006				
Number of options	Date of exercise	Issue price (R)		Number of options	Date of issue	Issue price	Vested	Expiry date
12 500*	05/05/2006	125,00	107 658,28					
10 000*	29/03/2006	88,00	381 964,57					
10 000*	23/11/2006	88,00	367 160,10					
9 375*	29/03/2006	45,00	761 216,78					
4 167*	23/11/2006	45,00	332 176,62					
100 000*	23/11/2006	73,00	5 171 601,08					
146 042			7 121 777,43				-	
				126 200	02/07/2002	123,60	126 200	02/07/2008
10 000*	01/04/2006	88,00	lapsed	10 000*	01/04/2003	88,00		01/04/2009
				250 000*	11/05/2004	60,01		11/05/2010
4 167	01/04/2006	60,00	lapsed	30 459	02/07/2002	60,00	26 292	As above
16 292	27/03/2006	60,00	1 236 206,68					
10 000	27/03/2006	60,00	762 700,00					
				100 000	30/06/2005	76,79		30/06/2010
				120 000	28/02/2006	110,98		28/02/2011
40 459			1 998 906,68	636 659			152 492	
				72 800	02/07/2002	123,60	72 800	02/07/2008
9 000*	01/04/2006	88,00	lapsed	9 000*	01/04/2003	88,00		01/04/2009
				20 000*	11/05/2004	60,01		11/05/2010
				80 000*	10/08/2004	55,75		10/08/2010
3 750*	01/04/2006	45,00	lapsed	26 684	02/07/2002	45,00	22 934	As above
7 400	27/03/2006	45,00	647 500,00					
				20 000	30/06/2005	76,79		30/06/2010
				70 000	28/02/2006	110,98		28/02/2011
20 150			647 500,00	298 484			95 734	

Shares purchased by executive directors under the Matched Share Scheme for 2005 and 2006

Name	Number of shares	Date of inception	Purchase price
TA Boardman	15 098	25/05/2005	76,50
	10 000	28/03/2006	130,18
MWT Brown	9 803	25/05/2005	76,50
	7 400	28/03/2006	130,18

Risk and Capital Management Report (incorporating Basel II update)



Risk culture and vision

Risk management has been a major component of Nedbank Group's transformation over the past few years, using our comprehensive Basel II Programme as the main catalyst.

We set the following key objectives and a vision for risk management to be achieved by the end of 2007, which aligns with the completion of the group's recovery:

- Enabler for our businesses and proactive in delivering risk solutions within a well-coordinated Enterprise-wide Risk Management Framework (ERMF).
- Area of competitive advantage and a key source of innovation.
- Critical component in setting the group's strategic direction.
- Partner to growth and value creation rather than only a controller of downside risks.
- Delegator of risk-based decisions to the business units (facilitating a decentralised business model with clear accountability), but having a strong independent group risk function and enterprise-wide risk culture.
- Employer and retainer of high-calibre risk professionals.
- Fully integrated part of capital management and strategy, and linked to risk-based performance measurement.

Nedbank Group's vision

WORLDCLASS AT MANAGING RISK

To be worldclass at managing risk in Nedbank Group means:

- **UNDERSTANDING, MEASURING AND MANAGING RISK ARE CENTRAL TO EVERYTHING WE DO.**
- **WE HAVE ENGRAINED RISK MANAGEMENT IN OUR BUSINESS.**
- **WE UNDERSTAND THAT BANKING IS ABOUT MANAGING RISK, NOT AVOIDING IT.**
- **OUR RISK MANAGEMENT METHODOLOGIES ARE WORLDCLASS.**

Over the past three years this vision has been embedded in the organisational risk culture of the group, together with a clear understanding that Nedbank's core business activities involve managing financial risks, namely lending money and taking in deposits, which create credit risk and market risk respectively. Financial risks and other key risks, for example operational risk, must be measured, managed and optimised as a core competency in terms of worldclass standards.

This vision has involved implementing comprehensive enterprise-wide risk management across Nedbank Group.

Enterprise-wide risk management (ERM) is a structured and disciplined approach aligning strategy, processes, people, technology and knowledge with the purpose of evaluating and managing the opportunities, uncertainties and threats the enterprise faces as it creates shareholder value. It involves integrating risk management effectively across an organisation's risk universe, business units and operating divisions, geographical locations and legal entities.


Nedbank Group's enterprise-wide risk management objectives
Optimise business opportunities
Risk = Opportunity
Protect against unforeseen losses
Risk = Threat
Ensure earnings stability
Risk = Uncertainty
Worldclass risk management, stakeholder protection and value-based management
Risk arises as much from the likelihood that something good will not happen as it does from the threat that something bad will happen.
Enhanced shareholder value
Risk management is not risk avoidance. It is about maximising the risk/return ratio. It is about taking risks knowingly, not unwittingly.

Included as one of Nedbank Group's 12 key strategic objectives (see Group Strategy Report on pages 16 to 19) is to 'optimise risk and capital'. This in turn is assisting in successfully meeting some of the other strategic objectives, namely 'achieving financial targets', 'building a high-performance culture' and 'improving innovation'.

Risk and capital management are now embedded as core value drivers in Nedbank Group's strategic framework. In addition, key medium- to long-term financial, risk and capital targets, which have been used internally for the past few years, are now being publicly disclosed (actual target numbers are set out on page 6).

We have worked hard in recent years and invested significantly to position Nedbank Group at the leading edge of risk management, wherever appropriate. We shall use this and the sophisticated management science and capabilities it provides to optimise the risk/return and growth of our business, consistent with the risk appetite of the group.


Group strategy
Business unit strategies
Key assumptions and targets
TARGETS
• ROE in excess of 20% and ROE (excluding goodwill) 10% above the cost of capital
• Efficiency ratio
• Fully diluted HEPS growth
• Impairments charge as a % of average advances
• Regulatory capital adequacy
• Economic capital adequacy
• Dividend cover
ASSUMPTIONS
• Client demand
• Pricing
• Credit cycle
• Yield curve
• Macroeconomic variables
Management of value drivers
REVENUE GROWTH
• Interest margin
• Fee income
• New business/ Market share
OPERATIONAL COSTS EFFICIENCY
• Operating costs
• Once-off items
• Projects/Programmes
RISK AND CAPITAL
• Risk-based capital allocation – economic capital
• Risk-adjusted performance measurement (RAPM) and cost of capital
• Earnings and capital-at-risk metrics – risk appetite

Key 2006 achievements and 2007 objectives

A summary of our key risk management achievements for 2006 and objectives for 2007 are provided below.

Key 2006 achievements

- Basel II implementation
  - Substantially completed and operationalised.
  - Lodged application with SARB for the Advanced Internal Ratings-based (AIRB) approach for credit risk.
  - Significant progress and key milestones achieved on IT and data management systems.
  - Completed implementation of the standardised approach for operational risk.
  - Significant leverage off Nedbank by Imperial Bank and progress made.
- Implemented sophisticated new risk-based pricing in Nedbank Retail cluster.
- Introduced sophisticated client value management (risk-based capital methodology) in Nedbank Corporate and Nedbank Capital clusters.
- Extended ERMF fully to cover Imperial Bank and the African subsidiaries and UK operations.
- Restructured and strengthened market risk management, both in terms of human resources and systems, to facilitate an increase in our market trading risk appetite.
- Embedded our economic capital, risk appetite and RAPM methodologies across the group, and fully integrated into strategy and reporting in parallel with the historical ROE (Basel I and IFRS) basis.
- Maintained a strong risk management environment, while continuing to build a strong risk management culture, including firmly establishing risk as an enabler for growth, a competitive advantage and a key source for innovation.
- Finalised a best-practice stress- and scenario-testing framework (incorporating sophisticated macroeconomic factor modelling, integrated with our capital adequacy projection model and credit portfolio model as well as other models).

Key 2007 objectives

- Basel II implementation
  - Complete in full ahead of the 1 January 2008 effective date for South Africa.
  - Complete outstanding work and lodge application with South African Reserve Bank (SARB) for internal-model approval for market trading risk.
  - Substantially complete implementation of Advanced Measurements Approach (AMA) requirements for operational risk (target is for transition to AMA from 2010).
- Implementing more change management ahead of risk-adjusted return on capital (RAROC) replacing ROE (Basel I basis) as a key financial performance and reward metric from 2008.
- Further embedding the culture of risk as an enabler, our new risk management science and advanced capabilities, and the principles of value-based management to optimise shareholder returns.
- Further diversifying our funding base and alternatives to manage liquidity risk, including securitisation.
- Implementing, in all material respects, the requirements of the National Credit Act in a manner that provides strategic value-add to our business, similar to our strategic-based approach to Basel II.
- Further enhancing our ERM application, integrating credit and market risk related to operational risk into the existing operational risk committees, amending their terms of reference (charters) and changing the name of the committees to enterprise-wide risk committees.
- Fully implementing the upgrade to best-practice market trading risk measurement and systems.

Risk governance

Nedbank Group sees strong risk governance applied pragmatically and consistently as the foundation for successful risk management.

The strong emphasis on risk governance is based on a 'three lines of defence' concept, which is the backbone of our group's Enterprise-wide Risk Management Framework (ERMF). Our ERMF incorporates a strong emphasis on accountability, responsibility, independence, reporting, communications and transparency, both internally and with all our key external stakeholders.

The three lines of defence, and principal responsibilities that extend across the group, function as follows:



FIRST LINE OF DEFENCE
Focused and informed involvement by the board and Group EXCO, and accountability and responsibility of business management and Group Finance, all supported by appropriate internal control, risk management and governance structures and processes.
SECOND LINE OF DEFENCE
Independent risk monitoring at group level by the Group Risk Division.
THIRD LINE OF DEFENCE
Independent assurance provided by internal and external audit.
POLICY, VALIDATION AND OVERSIGHT
INDEPENDENT ASSURANCE
Nedbank Group Board
Board subcommittees
Chief Executive
Group EXCO
Group EXCO subcommittees
Nedbank Corporate
Nedbank Capital
Nedbank Retail
Chief Financial Officer (CFO)
Business units
• Corporate Banking
• Business Banking
• Property Finance
• Africa
Business units
• Capital Markets
• Investment Banking
• Specialised Finance
• Treasury
• Nedcor Securities
Business units
• Home Loans
• Card
• Bancassurance and Wealth
• VAF and TIP
• Retail banking services
• Personal Loans
Group Capital Management
Group Asset and Liability Management (ALM)
Group Tax
Group Finance
Chief Risk Officer (CRO)
Group Risk and Basel II
The Group Chief Risk Officer, who reports directly to the Chief Executive, provides strategic risk management leadership, independent risk monitoring and key support to the various risk committees, interacts closely with the business units and is responsible for championing effective enterprise-wide risk management and control.
Chief Governance and Compliance Officer
Group Enterprise Governance and Compliance
Group Internal Audit
External auditors

The ERMF, fully embedded across Nedbank Group, is supplemented by individual subframeworks such as those for credit risk, market risk, liquidity risk, operational risk and capital risk (ie capital management framework).

The ERMF facilitates effective challenge and debate at executive management and board levels, and strong interaction across the group between the businesses and central group services. An overview of Nedbank Group's ERMF, including the 17 key risks that comprise the group's risk universe and risk governance structures, is provided below.

Further detail on the group's enterprise-wide governance is given on pages 70 to 88. This includes the role of the board, which includes setting and monitoring the group's risk appetite and oversight of the ERMF, duly assisted by its eight subcommittees.

At executive management level the Group EXCO is also assisted with its risk, strategic and operational responsibilities by eight subcommittees. The AIRB Credit Executive Committee (AIRB Credit EXCO) was added as a new subcommittee in the second half of 2006 and was the only material amendment to the ERMF for the year. The AIRB Credit EXCO arises from the Basel II implementation and is an executive management body with delegated authority from the board to approve and oversee all material aspects of the new AIRB credit system across Nedbank.

OVERVIEW OF NEDBANK GROUP'S ENTERPRISE-WIDE RISK MANAGEMENT FRAMEWORK (ERMF)

RISK UNIVERSE

- ACCOUNTING AND TAXATION RISKS
- ENTERPRISE-WIDE RISK
- OPERATIONAL RISK
- INSURANCE AND ASSURANCE RISKS
- NEW BUSINESS RISK
- LIQUIDITY RISK
- CAPITAL RISK

KEY FEATURES OF THE ERMF

- The board of directors is ultimately responsible for all risks in the group, approval and oversight of the risk measurement and management system and the setting of risk appetite.
- The board is assisted by eight board subcommittees.
- The Group EXCO is also assisted by eight subcommittees, the latest addition being the AIRB Credit EXCO.
- The Chief Risk Officer reports to the Chief Executive Officer, who has ultimate individual accountability for risk.

FIRST LINE OF DEFENCE

BOARD SUBCOMMITTEES

- GROUP AUDIT COMMITTEE
- GROUP FINANCE OVERSIGHT COMMITTEE
- GROUP RISK COMMITTEE

GROUP EXECUTIVE COMMITTEE (GROUP EXCO)

GROUP EXCO SUBCOMMITTEES

- TAXATION COMMITTEE
- BASEL II STEERING COMMITTEE
- GROUP OPERATIONAL COMMITTEE
- BUSINESS RISK MANAGEMENT COMMITTEE
- BASEL II STEERING COMMITTEE

BUSINESS CLUSTERS' RISK GOVERNANCE

NEDBANK CORPORATE, NEDBANK CAPITAL, NEDBANK RETAIL AND GROUP TECHNOLOGY AND SUPPORT SERVICES

- Cluster and business unit EXCOs, divisional credit committees (DCCs), operational risk committees (ORCOs) and other appropriate specialist credit committees, with representation from the relevant independent group functions, are in place across all the businesses and GTSS.

CENTRAL FINANCIAL RISK AND CAPITAL MANAGEMENT

GROUP FINANCE DIVISION

CHIEF FINANCIAL OFFICER – Mike Brown

- GROUP CAPITAL MANAGEMENT – Trevor Adams
- GROUP ALM – Mike Davis
- GROUP TAX – Dave Hammond
- FINANCIAL AND MANAGEMENT ACCOUNTING – Darryl McMullen

SECOND LINE OF DEFENCE

INDEPENDENT FUNCTIONS FOR GROUP POLICY, RISK MONITORING, MODEL VALIDATION AND ASSURANCE

CHAMPIONING OF BASEL II, ENTERPRISE-WIDE RISK MANAGEMENT AND 'WORLDCLASS AT MANAGING RISK' ACROSS NEDBANK GROUP

GROUP RISK DIVISION

CHIEF RISK OFFICER – Philip Wessels

- GROUP RISK SERVICES – Nick Jacobs
- GROUP LEGAL – Willem Krüger
- ENTERPRISE-WIDE RISK MANAGEMENT – Sheralee Morland
- GROUP OPERATIONAL RISK MONITORING – Conrad Theron

THIRD LINE OF DEFENCE

INDEPENDENT ASSURANCE

GROUP INTERNAL AUDIT

CHIEF INTERNAL AUDITOR – Terry Lamont-Smith


MARKET RISK
INVESTMENT RISK
INFORMATION TECHNOLOGY RISK
CREDIT RISK
COMPLIANCE RISK
STRATEGIC RISK
REPUTATIONAL RISK
SOCIAL AND ENVIRONMENTAL RISK
PEOPLE RISK
• Group Risk Division is independent of the operational business units.
• Strong emphasis in the ERMF is placed on individual accountability and not on undue reliance on committees.
• Primary responsibility and accountability for the risks originating in the businesses are clearly assigned to the respective business cluster leaders and executives.
• Risk management frameworks and risk officers are in place across all the businesses and GTSS and for all major risk types.
BOARD OF DIRECTORS
GROUP STRATEGIC INNOVATION MANAGEMENT COMMITTEE
GROUP CREDIT COMMITTEE
DIRECTORS' AFFAIRS COMMITTEE
GROUP TRANSFORMATION & SUSTAINABILITY COMMITTEE
GROUP REMUNERATION COMMITTEE
ALCO AND EXECUTIVE RISK COMMITTEE
EXECUTIVE STRATEGIC INNOVATION MANAGEMENT COMMITTEE
AIRB CREDIT EXCO
GROUP OPERATIONAL COMMITTEE
BUSINESS RISK MANAGEMENT COMMITTEE
GROUP OPERATIONAL COMMITTEE
TRANSFORMATION AND HUMAN RESOURCES EXECUTIVE COMMITTEE
• Heads of risk and risk functions, independent of business origination, report direct to the business unit leaders.
REGULATORY REPORTING, BUDGETING AND RAPM
David Crewe-Brown
STRATEGIC PROJECTS AND ANALYSIS
Luigi Blanco
SARB RELATIONS AND SUPPORT
Ian Fuller
GROUP PLANNING AND ALIGNMENT
Wayne McAdam
INVESTOR RELATIONS
Don Bowden
INDEPENDENT GROUP RISK AND ASSURANCE FUNCTIONS
GROUP CREDIT RISK MONITORING
Irene Willman
GROUP MARKET RISK MONITORING
Anny Pachyannis-Alman
BASEL II
Trevor Adams
GROUP ENTERPRISE GOVERNANCE AND COMPLIANCE
CHIEF GOVERNANCE AND COMPLIANCE OFFICER
Selby Baqwa
INTERNAL AUDIT AND EXTERNAL AUDIT
EXTERNAL AUDIT
DELOITTE & TOUCHE
KPMG

Risk measurement

Economic capital

Economic capital is a scientific 'apples for apples', consistent measurement and comparison of risk across business units, risk types and individual products or transactions. This enables a focus on both downside risk (risk protection) and upside potential (earnings). It highlights where the group should grow and diversify or where it needs restructuring in its credit and market risk businesses.

Economic capital is now embedded in the management and performance culture of Nedbank Group, and is fundamental in the assessment of risk/return at various levels.



Economic capital levels

Group level
- RAPM
- Allocation of capital across the group's business
- Risk appetite setting
- Effective reporting and communication of risk

Portfolio level
- Concentration risk measurement and management
- Risk diversification measurement that has benefits when pricing
- Risk portfolio optimisation
- Limit setting

Business unit level
- Risk/return appraisal of different business units and monolines
- RAROC target setting
- Risk-based capital strategic planning

Business unit level
- Pricing of individual loans, based on true economic risk (sophisticated risk-based pricing)
- Client value management
- Determination of economic return on individual products
- Prioritisation of products for utilisation of client limits

Our economic capital framework also satisfies a major component of Pillar 2 in Basel II, namely the requirement for an internal capital adequacy assessment process (ICAAP). This involves the group's assessment of its internal capital adequacy on a true economic basis. Economic capital is a 'common currency of risk' that we use in all the various levels described above.

Nedbank Group assesses the internal requirements for capital, using our proprietary economic capital methodology, which was developed in 2004 in conjunction with leading international consultants and refined over the past two years while in use. We have gone well beyond the variety of models we built for Basel II (Pillar 1) in credit and market risk by supplementing these with, for example, a sophisticated group credit portfolio model, business risk model and ALM modelling. These were also built in 2004/5 and refined over the past two years.

Nedbank Group, in line with leading international banks, calculates economic capital against four major risk categories and makes adjustments for diversification benefits to arrive at the final economic capital requirement of the group. This is compared with available financial resources, similar to those defined by the international rating agencies, and used as the basis for capital allocation through the adoption of RAPM. This is set out in the table on the next page.

Managing risk is, however, not only about capital. Capital is critical, but only one component in the management and supervision of a bank. Not all risks in Nedbank Group's risk universe can or should be quantified, and management controls, governance and risk management are as important as the right amount of capital a bank holds.

The key risks for which Nedbank Group does not believe it is appropriate to hold economic capital are:

- reputational risk, which is managed via controls and processes and not via capital allocation – by its nature this risk is difficult to quantify and almost impossible to capitalise; and
- liquidity risk, which is also difficult to quantify and at a 99,9% or similar confidence level is impractical to hold capital for – liquidity risk is best managed by a rigorous control framework and ALCO process.
- strategic risk, which is captured within our economic capital allocation for business risk – business risk covers unexpected losses that may arise as a result of changes in business volumes, margins and costs.

Nedbank's economic capital model


CREDIT RISK
(including concentration risk)
Basel II AIRB credit methodology and sophisticated credit portfolio modelling, taking concentration risk and interrisk diversification into account.
+
Trading risk
VaR scaled to one year, taking into account management interventions.
ALM risk
A stochastic interest rate model applied to earnings at risk.
Property risk
Multiple of exposure, based on volatility measures.
Investment risk
Multiple of exposure, based on volatility measures.
+
OPERATING RISK
Operational risk
Basel II standardised approach
+
Business risk
Earnings-at-risk modelling
=
GROSS ECONOMIC CAPITAL
(incorporates intrarisk diversification benefits)
CAPITAL BUFFER
(15% buffer for procyclicality, stressed scenarios, etc)
ECONOMIC CAPITAL REQUIREMENT

Measurement period/Time horizon: one year (same as Basel II)
Confidence interval (solvency standard): 99,9% (A-) (same as Basel II)
Nedbank Group is currently capitalised on including a 15% buffer on an economic capital basis to its A- (or 99,9% confidence level) targeted solvency standard/debt rating

Nedbank's economic capital allocation at 31 December 2006

● Credit risk	R15 843m
● Market risk	R3 604m
● Trading risk	R445m
● ALM risk	R684m
○ Property risk	R928m
○ Investment risk	R1 547m
● Operating risk	R3 674m


15%
16%
69%
3%
2%
=
100%
Gross economic capital
R23 121m

Capital buffer
R3 468m

Economic capital requirement
R26 589m

Regulatory capital

In addition to economic capital, Nedbank Group calculates and reports regulatory capital requirements developed by the Basel Committee on Banking Supervision (Basel) – both under the current Basel I Accord and the new revised Basel II Accord, which will come into effect in South Africa on 1 January 2008.

Typically, we find that the Basel II regulatory capital requirements are greater than the internal economic capital assessment. Key reasons for this are as follows:

- In arriving at the bank's credit economic capital, long-run-average, through-the-cycle loss given defaults (LGDs) are utilised as opposed to downturn LGDs required for Basel II. An economic capital buffer exists to account for procyclicality (and downturn economic conditions). This buffer is calculated on a sophisticated, scientific basis, using Nedbank's new macroeconomic factor model and methodologies set out in Nedbank's new stress- and scenario-testing framework.
- A 6% scaling factor is included by Basel II in the risk weight calculation for credit-risk-weighted assets.
- Basel makes no allowance for intrarisk diversification.

Nedbank Group will always hold the greater of regulatory capital and economic capital for capital adequacy purposes, but primarily uses its internal economic capital assessment for managing the business, as this represents a better overall assessment of the true economic risk for risk/return purposes.

Stress and scenario testing

Stress- and scenario-testing capabilities were significantly enhanced during 2006 with our building of a proprietary macroeconomic factor model and completion of a comprehensive, best-practice stress- and scenario-testing framework (with associated methodology). This framework goes beyond the minimum requirements of Basel II and has been integrated with Nedbank's existing risk appetite and capital adequacy projection models.

Architecture of Nedbank's stress- and scenario-testing framework



Three-year strategic plan
Group Finance
Macroscenarios
Cooperation with Economic Unit
Risk and capital analytics
PDs, LGDs, EaDs, regulatory capital and economic capital, etc
Regression models
Regression parameters
ALM risk parameters
Supplied by Group ALM
Nedbank's list of macroeconomic drivers
Integrated stress/scenario model
Macroeconomic factor model
Capital adequacy projection model
Output
Three-year forecast and stress/scenario analysis of:
Income statement
Balance sheet
Capital adequacy
Varied by:
Three-year business plan base cases
User-chosen macroscenarios
Business input
Projected risk characteristics of credit portfolios (eg PD profiles)

Risk appetite

Risk appetite is an articulation of the risk capacity or quantum of risk Nedbank Group is willing to accept in pursuit of its strategy, duly set and monitored by the board, and integrated into our strategy and business plans.

We measure and express risk appetite in terms of quantitative risk measures. These include earnings at risk (EaR) (or earnings volatility) and, related to this, the 'chance of regulatory insolvency' and 'chance of experiencing a loss', economic capital adequacy and risk limits. Qualitatively, we express risk appetite in terms of policies, procedures and controls meant to limit risks that may or may not be quantifiable.

Nedbank Group's risk appetite is defined across five categories within our board-approved risk appetite framework:

- Group-level risk appetite metrics.
- Specific risk-type limit setting.
- Stakeholder targets (eg target debt rating for economic capital adequacy and dividend policy).
- Policies, procedures and controls.
- Zero-tolerance statements.

The group-level risk appetite metrics quantify the current risk profile of the group and the targets ultimately set by the board. These targets have been built into the group's three-year strategic planning process (since 2005) and are all currently forecast to be achieved, at the latest, by the end of 2007.

Nedbank's group-level risk appetite metrics

Group metrics	Definition	Measurement methodology	Targets	Current risk profile within targets
EaR	Pretax economic earnings potentially lost over a one-year period	Measured as a 1-in-10-year event (ie 90% confidence level)	Less than 100%	✔
Chance of regulatory insolvency	Event in which losses would result in Nedbank being undercapitalised relative to minimum regulatory capital ratios (both Tier 1 and total capital ratios)	Utilises earnings at risk, and compares with the capital buffer above the regulatory minimum Communicated as a 1-in-x-year chance of regulatory insolvency	Basel II basis: 1 in 20 – 30 years by 2007, thereafter 1 in 30 – 50 years	✔
Chance of experiencing a loss	Event in which Nedbank Group experiences an annual loss (on an economic basis)	Utilises EAR by comparing with expected profit over the coming year	Better than 1 in 20 years	✔
Economic capital adequacy	Nedbank should be adequately capitalised on an economic basis to its current target debt rating	Measured by comparing the available capital with the economic capital requirement	Equivalent rating of A- or better (including a 15% buffer)	✔

The allocation of limits, below cluster level, to individual business units is driven primarily using economic capital as illustrated below:

Risk appetite and economic capital limit setting and allocation process



Group risk appetite
Nedbank Group level
EaR
Nedbank Corporate
Nedbank Capital
Nedbank Retail
Imperial Bank
Economic capital allocation
Nedbank Group level
Economic capital
Nedbank Corporate
Nedbank Capital
Nedbank Retail
Imperial Bank
Risk-based capital target setting and other targets
ROE
(20% in 2007)
RAROC
(from 2008)
Economic capital adequacy
Regulatory capital adequacy
Growth, etc
Business unit, asset class and transaction levels

- EaR is a tangible measure for setting the group risk appetite and communicating the risk profile from the top down.
- EaR is measured at group and business cluster level.
- Economic capital is measured down to a more granular level, in conjunction with RAPM, and used for granular capital allocation and target setting.
- Economic capital is translated into alternate risk measures and/or limits, where appropriate, eg trading VaR.
- Statutory earnings and growth targets as well as other constraints also feed into the overall risk/return target-setting process.

Nedbank Group has a cascading system of risk limits at all levels of the group and for all financial risks, which is a core component of the implementation of the risk appetite framework. The size of the various limits is a direct reflection of the board's risk appetite given the business cycle, market environment, our business plans and strategy, and capital planning.

Another key component of the ERMF is a comprehensive set of board-approved policies and procedures, which are updated annually. The co-ordination and maintenance for this rests with the head of the ERMF, who reports directly to the Chief Risk Officer.

Major key risk types

Credit risk management

Credit risk arises from the lending and other financing activities that form the group's core business. It is by far the most significant risk type and accounts for approximately 70% of the group's economic capital requirement.

One of the major investments by Nedbank Group in risk in recent years has been to elevate its credit risk management to best practice. This has positioned Nedbank not only confidently to apply to SARB for AIRB approval for credit risk, but also for higher growth and returns with the credit risk management science now available, together with our strong client service focus.

Governance structure of Nedbank's AIRB credit system



Board and senior management committee structure
GROUP EXCO
BOARD OF DIRECTORS
GROUP OPCOM
AUDIT COMMITTEE (board committee)
GROUP CREDIT COMMITTEE (GCC) (board committee)
AIRB CREDIT EXECUTIVE COMMITTEE
(committee designated by the board to approve and oversee all material aspects of Nedbank's AIRB credit system)
Philip Wessels (Group CRO)
Tom Boardman* (Group CEO)
Mike Brown* (Group CFO)
Irena Willman (Head: GCRM)
Trevor Adams (Head: GCMD and Basel II)
John Wright (Head CMVU)
Keith Hutchinson (Head Risk – Nedbank Corporate)
Anel Bosman (Head: Risk – Nedbank Capital)
Phumla Ramphele (Head. Risk – Nedbank Retail)
Trevor Browse (CRO – Imperial Bank)
In attendance: Terry Lamont-Smith (Chief Internal Auditor)
*Board director
WHOLESALE AIRB TECHNICAL FORUM
RETAIL AIRB TECHNICAL FORUM
GROUP CREDIT AD HOC RATINGS COMMITTEE
DIVISIONAL CREDIT COMMITTEES
NEDBANK CORPORATE
Corporate Banking
Business Banking
Property Finance
Africa
NEDBANK CAPITAL
Capital Markets
Sovereign and Financial Institutions
NEDBANK RETAIL
Retail Banking
Group functions and business units' structures, responsibilities and reporting lines
CEO: Tom Boardman
GROUP FINANCE DIVISION
Group CFO
Mike Brown
GROUP RISK DIVISION
Group CRO
Philip Wessels
NEDBANK CORPORATE
MD: Graham Dempster
CLUSTER EXCO
NEDBANK CAPITAL
MD: Brian Kennedy
CLUSTER EXCO
NEDBANK RETAIL
MD Rob Shuter
CLUSTER EXCO
GCMD AND BASEL II
Trevor Adams
GCRM
Irena Willman
CRO
Keith Hutchinson
CRO
Anel Bosman
Head of Shared Services and CFO
Ingrid Hindle
CRO
Phumla Ramphele
RISK AND CAPITAL ANALYTICS
Alistair Swanepoel
CMVU
John Wright
Corporate Banking HEAD: CREDIT Paul Currie
Business Banking HEAD: CREDIT Gavin Payne
Property Finance HEAD: CREDIT Rob Lockhart-Ross
Africa HEAD: CREDIT Bert Sorgdrager
Head Basel II Grant Kelly
Cluster Risk Lab
HEAD: CREDIT Grant Basset
Head Basel II Gordon Little
Cluster Risk Lab
Cluster Risk Lab
HEAD: CREDIT RISK MONITORING Pragnesh Desai
Divisional credit risk structure
Divisional credit risk structure
Divisional credit risk structure
Divisional credit risk structure
Head: Quintin Lancaster
Divisional credit risk structure
Head: Arno Dittrich
Head: Gustav Raubenheimer
Head Basel II Pragnesh Desai
Group Internal Audit
Chief Internal Auditor: Terry Lamont-Smith
External audit
KPMG and Deloitte
LEGEND
CEO = Chief Executive Officer
GCMD = Group Capital Management Division
CRO = Chief Risk Officer
CMVU = Credit Models Validation Unit
CFO = Chief Financial Officer
GCRM = Group Credit Risk Monitoring
MD = Managing Director

Credit risk responsibilities and governance

Credit risk is managed in terms of the board-approved Group Credit Risk Management Framework (GCRF), which encompasses comprehensive credit policy, mandate (limits) and governance structures. It is a key subframework of the group's ERMF, and the major component of the economic capital and risk appetite frameworks discussed earlier.

The GCRF, which covers the macrostructures for credit risk management, monitoring and approval mandates, has been updated to include the new AIRB Credit Executive Committee (AIRB Credit EXCO), its two technical forums and a Group Credit Ad Hoc Ratings Committee (further details are given below).

Divisional credit committees (DCCs), with chairpersons independent of the business units, operate for all major business units across the group. The DCCs are responsible for approving and recommending credit and credit policy, as well as reviewing credit portfolios and impairments.

An independent Group Credit Risk Monitoring (GCRM) Unit is part of Group Risk. It champions the ongoing enhancement of credit risk management across the group and the GCRF, monitors credit portfolios and reports to executive management, DCCs, the new AIRB

Credit EXCO and ultimately the board's Group Credit Committee on a regular basis.

The Group Credit Ratings function, established and developed within the Basel II Office over two years in 2004/5, was moved at the beginning of the year to its operational position within the GCRM Unit in Group Risk and renamed the Credit Models Validation Unit (CMVU). CMVU has the overall responsibility for championing the new Basel II advanced internal ratings-based (AIRB) methodology implemented across the group, ensuring consistency in the rating process as well as ultimate responsibility for independent model validation.

In each of the three business clusters, credit risk management functions operate independently of credit origination, reporting into the cluster head of risk, who in turn reports to the cluster managing director. In line with the Basel II AIRB methodology, economic capital, and RAROC implementation 'centres of excellence' in the form of cluster credit risk labs were established in 2004/5. These labs are responsible for the ongoing expert design, implementation, validation and performance of their business cluster's internal rating systems, with input and oversight by the CMVU.

The Group Credit Portfolio Management Unit housed in the Group Capital Management Division (GCMD) aims to manage and optimise the group's credit portfolios and credit concentration risk. For this purpose we use a sophisticated and tailored credit portfolio model, based on KMV software. This unit provides credit economic capital (or credit value-at-risk) and other key inputs for best-practice credit risk and capital measurement.

Nedbank's AIRB Credit System


Probability of Default (PD)
• Quantifies the likelihood of the borrower being unable to repay.
• Rating models have been developed to estimate the PD for many segments across Nedbank.
• Depends on borrower credit quality.
Exposure at Default (EAD)
• Quantifies the exposure at risk in case of default.
• Borrowers with some utilised limit are likely to draw down part of that limit before they default.
• Calculation depends on product type.
Loss Given Default (LGD)
• Severity of loss.
• Estimates the amount of the exposure at default that will be lost (ie not recovered).
• Includes other economic costs, eg legal costs.
• Generally depends on the collateral and product type.
Key factors affecting credit risk and economic capital requirements
PD
Credit rating
EAD
Current exposure
Unutilised limits
LGD
Collateral value [loan-to-value ratio (LTV)]
Collateral quality
Collections (recovery rates)
Concentration
Client concentration
Sector concentration
From Nedbank's credit portfolio model
Portfolio correlations
(credit concentration risk)
Expected loss (EL)
Portfolio unexpected loss
Confidence level (multiplier effect)
Depends on desired level of confidence or target debt rating (eg Basel II is calibrated to an A-rating or 99,9% confidence level). Currently Nedbank is using the same confidence level for its ECap model as is used by the Basel II Accord.
Credit value at risk (CVaR) or credit economic capital requirement
(at a given confidence level)
Credit economic capital
Credit risk assessment, deal by deal, is also based on assessing impact on credit concentration risk, economic capital and RAROC
(using risk-based pricing and RAROC models/ECap-in-a-box)
Risk-adjusted performance measurement
(RAPM)

Credit risk measurement

Nedbank Group's Basel II AIRB credit methodology is fully implemented and operational for all material credit portfolios. This is the culmination of nearly four years of intense work.

Under this methodology credit risk is essentially measured by two key components, namely:

- expected loss (EL), which is the estimated long-run annual average level of credit losses through a full credit cycle; and
- unexpected loss (UL), which is the annualised volatility of expected losses for credit risk.

Analytically, EL and UL are defined respectively as the average and standard deviation from that average of the distribution of potential losses inherent in the bank's credit portfolio.

These statistically estimated losses are determined by the key Basel II AIRB credit risk parameters, namely probability of default (PD), exposure at default (EAD), loss given default (LGD) and maturity (M), as set out on page 116. These, together with the Basel II capital formulae, culminate in the Pillar 1 minimum regulatory capital requirements for credit risk.

Nedbank's credit risk economic capital is separately derived by integrating the same key Basel II AIRB credit risk parameters with Nedbank's sophisticated credit portfolio model (CPM). The CPM takes portfolio concentrations and diversifications into account.

Nedbank's AIRB credit system forms the basis for its measurement and management of credit risk across the bank. The bank requires that ratings be performed for all transactions, not merely to achieve Basel II regulatory compliance, but also to allow the bank consistently and accurately to measure credit risk across its portfolio.

The AIRB credit system is used for the following major aspects of Nedbank's business and risk management:


Framework and policy
Credit approval (underwriting)
Monitoring and reporting
Disclosure
Nedbank's Advanced Internal Ratings Based (AIRB) credit system
Performance measurement
Pricing and client value management
Provisioning
Capital management

Nedbank uses two master rating scales for measuring credit risk. The first measures borrower risk without the effect of collateral and any credit risk mitigation (ie PD only), while the second measures transaction risk (ie EL), which incorporates the effect of collateral and any credit risk mitigation.

All credit applications are required to carry the borrower PD rating [from the Nedbank Group ratings (NGR) master rating scale], estimate of LGD and overall transaction rating [from the Nedbank transaction ratings (NTR) master rating scale].

NEDBANK'S PD MASTER RATING SCALE (NGR RATINGS)

Rating category	Rating class	Geometric mean (%)	PD band (%) Lower bound (PD>)	Upper bound (PD≤)	Corresponding Standard and Poor's grading
Performing	NGR 00	0,000	0,000	0,000	
	NGR 01	0,010	0,000	0,012	AAA
	NGR 02	0,014	0,012	0,017	AA+
	NGR 03	0,020	0,017	0,024	AA
	NGR 04	0,028	0,024	0,034	AA-
	NGR 05	0,040	0,034	0,048	A+
	NGR 06	0,057	0,048	0,067	A+ to A
	NGR 07	0,080	0,067	0,095	A to A-
	NGR 08	0,113	0,095	0,135	A- to BBB+
	NGR 09	0,160	0,135	0,190	BBB+
	NGR 10	0,226	0,190	0,269	BBB+ to BBB
	NGR 11	0,320	0,269	0,381	BBB to BBB-
	NGR 12	0,453	0,381	0,538	BBB-
	NGR 13	0,640	0,538	0,761	BBB- to BB+
	NGR 14	0,905	0,761	1,076	BB+ to BB
	NGR 15	1,280	1,076	1,522	BB
	NGR 16	1,810	1,522	2,153	BB to BB-
	NGR 17	2,560	2,153	3,044	BB- to B+
	NGR 18	3,620	3,044	4,305	B+
	NGR 19	5,120	4,305	6,089	B+ to B
	NGR 20	7,241	6,089	8,611	B to B-
Watch list	NGR 21	10,240	8,611	12,177	B to B-
	NGR 22	14,482	12,177	17,222	B- to CCC
	NGR 23	20,480	17,222	24,355	CCC
	NGR 24	28,963	24,355	34,443	CCC to C
	NGR 25	40,960	34,443	100	CCC to C
Non-performing	NP 1	100	100	100	D
	NP 2	100	100	100	D
	NP 3	100	100	100	D

The comprehensive PD rating scale, which is mapped to default probabilities and external rating agency rating scales, enables the bank to rate all borrowers on a single scale, whether they be the very best corporate or most risky borrower. The principal benefit thereof is that comparisons can be made between the riskiness of borrowers making up various portfolios. A brief explanation of the scale follows.

NGR01 to NGR20 reflect a profile of credit risk starting with very low risk borrowers with a probability of default as low as 0,01%, to risky borrowers with a default probability as high as approximately 8%.

NGR21 to NGR25 represent very-high-risk borrowers with default probabilities of 10% or more. While most first-world banks would generally not expose themselves to this degree of risk, these rating grades exist for three reasons:

- Being an emerging market, there are times when local banks would be willing to take on this level of risk, while pricing appropriately.

- It caters for borrowers that were healthy but have migrated down the rating scale to the point of being near default; and
- From time to time the bank may grant facilities to very risky borrowers on the basis of significant collateral offered. This particular rating scale measures only the likelihood of the borrower defaulting and does not recognise that a very high level of default risk may well have been successfully mitigated.

The final ratings on the scale represent those borrowers that have defaulted. NP1 applies to recent defaults, NP2 represents those accounts in respect of which the bank is proceeding to legal recovery of moneys owing and NP3 is for long-term legal recoveries, such as liquidations.

Basel II specifically requires that AIRB banks maintain two ratings, one measuring the probability of the borrower defaulting and the second considering facility characteristics. The table below reflects EL as a percentage of EAD and contains 10 rating bands – the first three bands representing facilities of very low risk, the next three bands being for facilities of average or acceptable risk and the final four bands indicating facilities of high or very high risk.

NEDBANK'S TRANSACTION RATING SCALE (NTR RATINGS)

EL as a % of EAD

Rating class	Lower bound (EL>)	Upper bound (EL≤)
NTR01	0,00	0,05
NTR02	0,05	0,10
NTR03	0,10	0,20
NTR04	0,20	0,40
NTR05	0,40	0,80
NTR06	0,80	1,60
NTR07	1,60	3,20
NTR08	3,20	6,40
NTR09	6,40	12,80
NTR10	12,80	100,00

Nedbank Group's NTR scale measures the total or overall credit risk (ie expected loss) in individual exposures, thereby allowing credit officers to consider the mitigating effect of collateral, other credit risk mitigation and recovery rates on borrower risk. This reflects the true or complete measurement of credit risk, incorporating not only PD but, importantly, also LGD.

Both rating scales are based on the requirements of Basel II, namely that defaults are consistently recognised across the group as exposures that are 90 days or more past due date, unless there are other qualitative considerations that render default classification prior to that point. All estimates are also based on a 'through the cycle' (TTC) view of risk. Since 2005 Basel II requires banks to base their LGD estimates for regulatory capital requirements on a downturn scenario (ie downturn LGD), rather than on a TTC basis, for portfolios where this is different, which is also being done.

Our approach is also consistent with the Basel II requirement that risk estimates be based on a bank's long-run default history. Nedbank also calculates 'point in time' (PIT) measures, based on current economic conditions. These are incorporated in business decisionmaking as well as for determining appropriate levels of impairments in accordance with the requirements of International Financial Reporting Standards (IFRS).

The central tendencies used by Nedbank Group in the calibration of its rating models are based on credit loss data that includes the high-interest-rate environments of 1998/9 and 2001/2. This meets the requirements of Basel II and has resulted in the determination of credit risk measures that are suitably conservative and therefore appropriate for ensuring long-term sustainability. However, the South African economy has entered what appears to be a sustainable lower inflationary phase and a permanent structural shift in interest rates seems to have taken place.

This, together with the significant changes and improvements made to Nedbank Group's credit policies, methodologies, management and structures over the past three years, has led to appropriate revision of our current central tendency estimates used in our PD models, mainly in retail.

Credit risk intelligence and infrastructure

The new management science afforded Nedbank Group as a result of its AIRB credit system and other significant investments in CPM and economic capital provide for considerable new risk intelligence for use in pricing, loan approval, client value management, etc.

Credit risk reporting across the bank is to a large extent based on the twin rating scales discussed above. Business units are expected to provide distributions of their exposures across the various rating scales and to comment on any changes in such distribution, including the migration of exposures between rating grades.

The level of reporting, based on the new AIRB rating system, has been steadily increasing since 2004. The bank has designed a comprehensive set of new reports that will be introduced in 2007 for credit risk reporting at all levels across the bank. These reports have been structured in a way that ensures consistency in reporting at all levels.

Nedbank's major IT software components, automating its AIRB credit system, comprises the following:

- Algorithmics

  Algorithmics (Algo) is at an advanced stage of implementing, together with Nedbank, the major part of the systems required to automate our AIRB credit system. Algorithmics is widely regarded as the leading international vendor of Basel II software and has a proven ability to deliver risk management systems of the highest quality.

  The Algorithmics solutions are designed specifically for wholesale exposures and are therefore not used in the Nedbank Retail cluster, other than for the calculation of bankwide regulatory capital that will be performed in the Algo Credit Risk Regulatory Capital Calculation Engine.

  Algo product solutions used by Nedbank include:

  - Algo Credit Limit Manager (ACLM) for exposure and limit management
  - Algo Credit Administration (ACA) for credit administration and collateral management
  - Algo Regulatory Capital for credit risk regulatory capital calculations
  - Algo Collections (being developed in partnership with Nedbank Corporate)

  This complements the following Algo purchase made in 1999:

  - Algo Riskwatch (market trading and counterparty credit risks, linked last year to the ACLM system above).

- SAP

  The Property Finance Division within the Nedbank Corporate cluster has been operating on SAP since the Nedbank/BoE merger in 2002. The AIRB credit automation required for that division has been incorporated in SAP, and no further work is required on that system other than the link into the Algo Credit Risk Regulatory Capital Calculation Engine.

- CAN (Client Application Network – workflow system)

  While behavioural scorecards have been in use for a number of years and run on the Experian Probe system, Nedbank's CAN application system required upgrading to implement the new application scorecards. This upgrade was fully completed during the last quarter of 2006.

- IBM/SAS

  A combination of IBM and SAS software technology is being used for the group's new, sophisticated enterprise data warehousing (EDW).

Nedbank places great emphasis on the need for consistent and sustainable data to facilitate not only sound financial and risk management, but also its operational banking activities and client service.

Nedbank is making a significant effort to elevate its data management to worldclass standards. An example of this is a comprehensive data governance framework that has been drafted and will be approved by the board in 2007. This establishes the framework for the bank's data architecture management and governance, and sets minimum standards in respect of data capture, storage, collation and use.

Nedbank's data governance framework

Data accessibility	Data availability	Data quality	Data consistency	Data security	Data auditability
Standards		Policies and processes		Organisation	
Data definitions and taxonomies	Master/ Reference data	Data definition	Monitoring and measurement	Roles and responsibilities	Training and education
Enterprise data model	Technology and tools standards	Data access and delivery	Data change management	Planning and prioritisation	Org change management

Data integration infrastructure

Credit portfolio review

The following table summarises the group's credit portfolio quality and level of impairments at year-end (further detail can be found in note 24 to the annual financial statements, and the operational reviews of the four business clusters):

Analysis of asset growth, quality and impairments	**2006**		**2005**	
	Rm	**% of TA**	**Rm**	**% of TA**
Gross advances	313 747		253 622	
Less: Total impairment	5 184	1,7	5 214	2,1
– Specific impairment	3 787	1,2	4 418	1,8
– Portfolio impairment	1 397	0,5	796	0,3
Total advances (i)	**308 563**		**248 408**	
• Nedbank Corporate cluster	133 254	43,2	102 352	41,2
– Corporate Banking	46 707	15,1	29 701	12,0
– Business Banking	43 641	14,1	35 428	14,3
– Property Finance	38 292	12,4	33 091	13,3
– Africa	4 614	1,5	4 132	1,7
• Nedbank Capital	40 560	13,1	43 602	17,6
• Nedbank Retail	106 974	34,7	82 594	33,2
• Imperial Bank Limited	27 735	9,0	19 697	7,9
• Central Management	40	0,0	163	0,1
% growth in total advances (year-on-year)	24,22		12,40	
Non-performing loans	4 227	1,4	4 303	1,7
Non-performing advances (ii)	4 096	1,3	3 994	1,6
Properties in possession	131	0,0	309	0,1
Impaired advances (iii)	7 411	2,4	6 636	2,7
Impairment of advances charge to income statement	1 483	0,5	1 189	0,5

Notes:

(i) Total advances (TA) are given net of impairments on an International Financial Reporting Standards basis.

(ii) Non-performing advances (NPAs) include advances in the 'doubtful' and 'loss' categories, in accordance with the bank's historical credit risk classification system. This basis is being run, together with the bank's new Basel II AIRB credit methodology, and will terminate from 2008 when Basel II comes into effect in South Africa. Analysis based on Nedbank Group's AIRB credit system is provided further on in this report.

(iii) Impaired advances include advances in the 'substandard', 'doubtful' and 'loss' categories, also in accordance with the bank's current credit risk classification system, which will be superseded, as indicated in note (ii) above.

The group continued to benefit from the sound credit environment in the country, but remains aware that the higher levels of personal debt could lead to increased levels of impairment. The continuous rollout of the Basel II AIRB credit methodology has assisted greatly to improve credit risk management in the group.

Nedbank Capital and Nedbank Corporate have benefited from further-enhanced procedures that are increasingly becoming more systemised and more tightly integrated with these divisions' strategic and business aspirations. Our credit management and approval processes are decentralised to be as close to the client interface as possible, thereby providing value-added advice and efficient credit decision turnaround. Effective credit risk management is driven by both relationship and credit officers in a partnership role. Their thrust is to generate optimal solutions for our clients, using risk as an enabler, tempered by credit risk appetite and mitigants where necessary. Improved pricing methodologies now consider the risk and reward dynamics in a measured way and in the context of target returns. The AIRB credit rating measurements facilitate differentiated risk approaches, assisting early risk identification, which leads to more customised and intensive tactical responses.

Nedbank Retail continues to successfully reposition itself to regain market share in client relationships, including significant growth in certain credit products. This has entailed a major restructuring and a streamlining of organisational structures, processes and systems over the past two years.



An increase is evident in consumer debt levels, which is reflected in the risk trends of some of our retail portfolios. Notwithstanding rapid portfolio growth and the prevailing strong market appetite for certain credit products, our credit risk criteria have not been relaxed and, in fact, in respect of some credit products have been tightened. Improved collections systems are enabling earlier interventions, and policy responses to increasing risk are actioned expeditiously.

Impairment levels in Imperial Bank have increased in line with the significant growth in advances. However, the 200 basis point increase in interest rates over 2006 also required additional impairment, again indicating pressure on individuals as a result of increasing debt levels.

Nedbank's AIRB credit rating system by business line (excluding Imperial Bank and other portfolios that are under the standardised approach) and major Basel II asset class is outlined below.

The graphs on pages 123 to 128 provide an overview of the group's credit risk profile, as reported from our new AIRB credit system. It is pleasing to note that overall risk levels are down. This is largely due to the continued benign economic environment, although indications towards the end of the year were that this was starting to level out as the impact of interest rate increases started to filter through. Nedbank's improved risk management is also partially responsible for this improvement, particularly in the Nedbank Retail cluster, where a significant improvement is evident in the LGDs for retail mortgages (home loans).

Our credit models continue to mature and we are seeing a more even distribution across the various risk grades. This is in line with the ever-increasing degree of granularity in our credit risk measurement, enabled by our new AIRB credit system.

Roadmap of Nedbank's AIRB credit rating system (Rmillion)

Of the group's R308,6 billion of loans and advances the value of Nedbank Limited's credit exposure falling under the AIRB credit rating system totals R270,0 billion, the Imperial Bank value anticipated to be included under the AIRB approach with effect from 1 January 2008 is R27,7 billion and other portfolios within the group falling within the standarised approach total R10,9 billion.


Retail rating system
Other
Impairments (752)
Impairments (429)
Impairments (285)
Impairments (615)
Impairments (306)
Retail mortgage 61 322
Retail mortgage 21 932
Retail other 2 546
Retail revolving 468
Retail SME 1 680
Retail other 6 188
Retail other 3 615
Retail revolving 1 500
Corporate SME 467
Retail revolving 4 307
Imperial Bank+ 27 735
Africa and other* 5 558
Business line
Basel II asset class

*Portfolios managed under the standardised approach for credit risk.
+In the process of finalising Imperial Bank's implementation of the new AIRB credit rating system for completion during 2007, it is anticipated that this system will also be used under Basel II reporting effective 1 January 2008


Wholesale rating system
Corporate** 45 803
Corporate 42 003
Sovereign 398
Banks 1 059
Public-sector entities 1 358
Local government and municipalities 985
Business Banking** 43 641
Corporate SME 15 678
Banks 238
Retail mortgages 5 271
Retail SME 22 432
Corporate purchase receivables 22
Property Finance** 38 292
Specialised lending – IPCRE 24 064
Corporate 9 130
Corporate SME 1 353
Specialised lending – HVCRE 3 652
Public-sector entities 93
Capital** R40 560
Corporate 10 212
Sovereign 304
Securities 1
Specialised lending – commodities finance 952
Specialised lending – object finance 393
Banks 23 877
Public-sector entities 360
Securitisations 1
Specialised lending – IPCRE 11
Specialised lending – project finance 3 530
Local government and municipalities 220
Corporate SME 699
Business line
Basel II asset class

**Net of impairments.

Distribution of total credit exposures of Nedbank Group

Based on master credit rating scale (PD only)



2005 2006
25%
20%
15%
10%
5%
0%
00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 NP
NGR

Based on master transaction rating scale (EL)



2005 2006
50%
40%
30%
20%
10%
0%
00 01 02 03 04 05 06 07 08 09 10
NTR

Average EAD-weighted PD 2,23% **Average EAD-weighted LGD 29,63%** **Average EAD-weighted EL 0,56%**

Distribution of Nedbank Limited's credit exposures by major business line

NEDBANK CORPORATE

Corporate Banking



2005 2006
60%
50%
40%
30%
20%
10%
0%
00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 NP
NGR

Corporate Banking



2005 2006
100%
80%
60%
40%
20%
0%
00 01 02 03 04 05 06 07 08 09 10
NTR

Average EAD-weighted PD 0,57% **Average EAD-weighted LGD 25,16%** **Average EAD-weighted EL 0,13%**

Business Banking



2005 2006
60%
50%
40%
30%
20%
10%
0%
00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 NP
NGR

Business Banking



2005 2006
100%
80%
60%
40%
20%
0%
00 01 02 03 04 05 06 07 08 09 10
NTR

Average EAD-weighted PD 3,26% **Average EAD-weighted LGD 29,62%** **Average EAD-weighted EL 0,96%**

Property Finance



2005
2006
60%
50%
40%
30%
20%
10%
0%
00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 NP
NGR

Property Finance



2005
2006
100%
80%
60%
40%
20%
0%
00 01 02 03 04 05 06 07 08 09 10
NTR

Average EAD-weighted PD 2,39% Average EAD-weighted LGD 16,86% Average EAD-weighted EL 0,43%

NEDBANK CAPITAL



2005
2006
60%
50%
40%
30%
20%
10%
0%
00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 NP
NGR



2005
2006
100%
80%
60%
40%
20%
0%
00 01 02 03 04 05 06 07 08 09 10
NTR

Average EAD-weighted PD 0,24% Average EAD-weighted LGD 46,45% Average EAD-weighted EL 0,09%

NEDBANK RETAIL



2005
2006
60%
50%
40%
30%
20%
10%
0%
00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 NP
NGR



2005
2006
100%
80%
60%
40%
20%
0%
00 01 02 03 04 05 06 07 08 09 10
NTR

Average EAD-weighted PD 4,78% Average EAD-weighted LGD 19,42% Average EAD-weighted EL 1,26%

Distribution of credit exposures by selected major Basel II asset classes

Corporates

● 2005 ○ 2006



60%
50%
40%
30%
20%
10%
0%
00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 NP
NGR

Corporates

● 2005 ○ 2006



100%
80%
60%
40%
20%
0%
00 01 02 03 04 05 06 07 08 09 10
NTR

Average EAD-weighted PD 0,79% Average EAD-weighted LGD 25,01% Average EAD-weighted EL 0,19%

Specialised Lending (income-producing real estate)

● 2005 ○ 2006



60%
50%
40%
30%
20%
10%
0%
00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 NP
NGR

Specialised Lending (income-producing real estate)

● 2005 ○ 2006



100%
80%
60%
40%
20%
0%
00 01 02 03 04 05 06 07 08 09 10
NTR

Average EAD-weighted PD 2,41% Average EAD-weighted LGD 17,00% Average EAD-weighted EL 0,41%

Banks

● 2005 ○ 2006



60%
50%
40%
30%
20%
10%
0%
00 01 02 03 04 05 06 07 08 09 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25 NP
NGR

Banks

● 2005 ○ 2006



100%
80%
60%
40%
20%
0%
00 01 02 03 04 05 06 07 08 09 10
NTR

Average EAD-weighted PD 0,08% Average EAD-weighted LGD 47,94% Average EAD-weighted EL 0,04%

Corporate SME


2005
2006
60%
50%
40%
30%
20%
10%
0%
NGR

Corporate SME


2005
2006
100%
80%
60%
40%
20%
0%
00
01
02
03
04
05
06
07
08
09
10
NTR

Average EAD-weighted PD 3,07% Average EAD-weighted LGD 31,60% Average EAD-weighted EL 0,97%

Retail SME


2005
2006
60%
50%
40%
30%
20%
10%
0%
NGR

Retail SME


2005
2006
100%
80%
60%
40%
20%
0%
00
01
02
03
04
05
06
07
08
09
10
NTR

Average EAD-weighted PD 3,42% Average EAD-weighted LGD 30,55% Average EAD-weighted EL 1,04%

Retail mortgages


2005
2006
60%
50%
40%
30%
20%
10%
0%
NGR

Retail mortgages


2005
2006
100%
80%
60%
40%
20%
0%
00
01
02
03
04
05
06
07
08
09
10
NTR

Average EAD-weighted PD 4,65% Average EAD-weighted LGD 13,22% Average EAD-weighted EL 0,55%

Impaired advances and expected loss

Nedbank Group assesses the adequacy of impairments on a regular basis. Specific impairments are created in respect of non-performing advances where there is objective evidence that all amounts due will not be collected. Portfolio impairments are created in respect of performing advances based on historical evidence and trends of losses in each component of the performing portfolio. Careful consideration is given to the AIRB credit rating system, NGR and NTR ratings, and rating migrations.

The ratings and associated PDs are applied for different conventions. Point-in-time PDs are used to estimate the default expectations under the current economic cycle, as required for determining IFRS impairments, whereas through-the-cycle PDs reflect a long-term average through an economic cycle and are used for the group's economic capital calculations. PDs are also applied in different circumstances as appropriate to business and regulatory requirements under Basel II.

Expected loss (EL) is a forward-looking measure, on a through-the-cycle basis (ie the long-run average) of the statistically estimated credit losses for the forthcoming 12 months. Nedbank Group's EL for its credit portfolio is estimated at 0,8%.

The graph below indicates the history of the group's impaired-advances percentage and non-performing loans (NPLs).

Impaired advances as % of advances



Non-performing
Substandard
Rm
12 000
10 000
8 000
6 000
4 000
2 000
0
5,47%
5,00%
4,05%
2,70%
2,40%
11 016
10 878
9 232
6 636
7 411
4 083
6 933
3 714
7 164
2 503
6 729
2 643
3 993
3 315
4 096
02
03
04
05
06

Credit concentration risk

Geographically, almost all Nedbank Group's credit exposures originate in South Africa (non-South African exposure is approximately 5%). An analysis of exposures by industry classification is provided below.

Analysis of credit exposures by industry classification



Basic industries
Cyclical goods
Cyclical services
Finance and insurance
Non-cyclical
Other
Real estate
Resources
Retail mortgage
Retail (other)
7%
5%
19%
3%
4%
14%
3%
24%

The credit risk profile and quality of Nedbank Group's advances book are considered to be sound, well-managed and commensurate with the risk appetite of the board.

Market risk management

Market risk in the Nedbank Group arises in three main areas:

- Trading risk and associated counterparty credit risk arise exclusively in Nedbank Capital.
- Investment risk arises in private equity and property portfolios within Nedbank Capital and Nedbank Corporate respectively.
- Banking-book interest rate risk that arises from repricing and/or maturity mismatches between on- and off-balance-sheet components originated across the business clusters. ALM is the responsibility of the specialised Group ALM function, which reports direct to the CFO. This function also has responsibility for liquidity and foreign currency translation risks.

Market risk responsibilities, governance and risk appetite

A comprehensive group market risk framework is used to ensure that market risks are understood and managed.

Governance structures are in place to achieve effective independent monitoring and management of market risk through:

- the board's Group Risk Committee;
- the Group ALCO and Executive Risk Committee (Group ALCO), which is responsible for ensuring that the impact of market risks is being effectively managed and reported on throughout Nedbank Group and that all policy, risk limit and relevant market risk issues are reported to the Group Risk Committee;
- an independent function within Group Risk Division, namely Group Market Risk Monitoring (GMRM), which monitors market risks across the Nedbank Group – this is a specialist risk area that provides independent oversight of market risk, validation of risk measurement, policy coordination and reporting;
- the federal model followed by Nedbank Group, in terms of which business clusters are responsible and accountable for the management of the market risks that emanate from their activities; and
- specialist investment risk committees within the business areas that are responsible for the approval and periodic reviews of investments.

The board approves the market risk appetite and related limits for both banking book (asset and liability management and investments) and trading book. GMRM reports on the market risk portfolio and is instrumental in ensuring that market risk limits are compatible with a level of risk acceptable to the board. Risk-taking in the trading activities remained within the group's market risk appetite and limits at all times during the year.

Trading-market-risk measurement

Trading-market-risk management processes and methodologies are benchmarked against best practice, and a project is currently underway to support our application to the SARB for the internal model approach, thus facilitating advanced Basel II compliance in terms of market trading risk.

Market risk exposures for trading activities are measured using value at risk (VaR), supplemented by sensitivity and stress-scenario analyses, and limit structures are set accordingly.


Subrisks
% of group's economic capital
Lines of defence
Board
Executive
Business
Support Services
Group Risk
Audit
Price, foreign exchange (or currency), equity, commodity, credit spread, derivative financial instruments, credit derivatives, hedging
2%
Executive Committee
ALCO and Executive Risk Committee
Nedbank Capital EXCO
Trading risk committee (to be constituted)
New products & large unusual deals forum
Rates Committee
Group Risk
Group Market Risk Monitoring (GMRM)
Internal audit
External audit
Private equity, private property, debt investment, underwriting share issues, investment exposures intragroup
11% (property risk 4% and investment risk 7%)
Executive Committee
ALCO and Executive Risk Committee
Nedbank Capital EXCO
Nedbank Capital Investment Committee
Nedbank Corporate Exco
Property Investment Committee
CEO's Office
M&A Steering Committee
M&A Division
Group Risk
Group Market Risk Monitoring (GMRM)
Internal audit
External audit
Counterparty credit risk
Counterparty risk is a subrisk of credit risk
Included in credit risk
Executive Committee
Nedbank Capital EXCO
Sovereign and financial institutions risk
Group Risk
Group Market Risk Monitoring (GMRM)
Internal audit
External audit

The VaR risk measure estimates the potential loss in pretax profit over a given holding period for a specified confidence level. The VaR methodology is a statistically defined, probability-based approach that takes into account market volatilities as well as risk diversification by recognising offsetting positions and correlations between products and markets. Risks can be measured consistently across all markets and products, and risk measures can be aggregated to arrive at a single risk number. The one-day 99% VaR number used by Nedbank Group reflects the 99% probability that the daily loss will not exceed the reported VaR.

VaR methodologies, employed to calculate daily risk numbers, include the historical and variance-covariance approaches.

While VaR captures Nedbank's exposure under normal market conditions, sensitivity and stress-scenario analyses (and in particular stress-testing) are used to add insight to the possible outcomes under abnormal market conditions. Nedbank Group uses a number of stress scenarios to measure the impact on portfolio values of extreme moves in markets, based on historical experience as well as hypothetical scenarios. The stress-testing methodology assumes that all market factors move adversely at the same time and that no actions are taken during the stress events to mitigate risk, reflecting the decreased liquidity that frequently accompanies market shocks.

Historical VaR (99%, one-day) by risk type for the year ended 31 December 2006

R	Average	Minimum	Maximum	Year-end
Foreign exchange	**2,8**	**0,7**	**5,7**	**1,4**
Interest rate	**16,6**	**7,1**	**22,9**	**10,7**
Equity products	**14,6**	**4,9**	**28,0**	**20,2**
Diversification	**(6,6)**			**(4,8)**
Total VaR exposure	**27,4**	**14,2**	**41,2**	**27,5**

Historical VaR (99%, one-day) by risk type for the year ended 31 December 2005

R	Average	Minimum	Maximum	Year-end
Foreign exchange	2,1	0,3	5,6	2,1
Interest rate	15,7	10,3	25,0	14,3
Equity products	10,7	4,2	17,0	9,6
Diversification	(6,1)			(4,7)
Total VaR exposure	22,4	15,8	31,2	21,3


2006
Profit/Loss
1-day, 99% VaR
50
40
30
20
10
0
-10
-20
-30
-40
-50
Jan 06
Feb 06
Mar 06
Apr 06
May 06
Jun 06
Jul 06
Aug 06
Sep 06
Oct 06
Nov 06
Dec 06


2005
Profit/Loss
1-day, 99% VaR
50
40
30
20
10
0
-10
-20
-30
-40
-50
Jan 05
Feb 05
Mar 05
Apr 05
May 05
Jun 05
Jul 05
Aug 05
Sep 05
Oct 05
Nov 05
Dec 05

The monitoring of trading-credit-risk exposures within Nedbank Group includes a total risk exposure measure, which is made up of current market value plus potential future exposure. Monte Carlo simulations are used to calculate potential future exposure. In terms of active management of credit risk there is continued emphasis on the use of credit mitigation strategies, such as netting and collateralisation of exposures. These strategies have been particularly effective in situations where there has been a high risk of default.

Asset and liability management

Group Asset and Liability Management (Group ALM) is one of three support functions to the Group ALCO, facilitating this committee's responsibility regarding banking book interest rate risk, liquidity risk and currency translation risk. Group ALM is supported by an established ALM desk located in the dealing room to facilitate the implementation of on- and off-balance-sheet strategies by providing access to products and tools available within Group Treasury.


Risks
ALM risks
Subrisks
Interest rate risk in the banking book
Foreign exchange risk
Transaction risk
Transaction risk in the banking book (residual)
Liquidity risk
% of group's economic capital
3%
Included in interest-rate risk in the banking book
N/A
Lines of defence
1
Board
Executive
Business
Support Services
2
Group Risk
3
Audit
Board
Group Risk Committee
Executive Committee
ALCO and Executive Risk Committee
Nedbank Capital EXCO
Treasury
Group Finance
ALM Division
Capital management
Group Risk
Group Market Risk Monitoring (GMRM)
Internal audit
External audit

The further-improved interest margin of the group continues to be partly attributable to the successful functioning of the Group ALM function and ALCO process. We continue to make advances in balance sheet management, including best-practice techniques and methodologies.

Banking book interest rate risk measurement

Banking book interest rate risk (IRR) is managed through a combination of on- and off-balance-sheet strategies, including hedging activities. The principal interest-rate-related contracts used include interest rate swaps, forward rate agreements, basis products, caps, floors and swaptions. IRR strategies are evaluated regularly to align with interest rate views and defined risk appetite, ensuring that optimal on- and off-balance-sheet strategies are applied, either positioning the balance sheet or protecting interest income through different interest rate cycles.

Nedbank Group is exposed primarily to interest rate risk because:

- the bank writes a large quantum of prime-linked assets and raises fewer prime-linked deposits;
- funding is prudently raised across the curve at fixed-term deposit rates that reprice only on maturity;
- short-term demand-funding products reprice to different short-end base rates;
- certain ambiguous-maturity accounts are non-rate sensitive; and
- the bank has a mismatch in net non-rate-sensitive balances, including shareholders' funds, that do not reprice for interest rate changes.

On-balance-sheet strategies are executed through any one of the respective business units, depending on the strategy. Changes to the structural interest rate risk profile of the banking book are achieved primarily through the use of the derivative instruments mentioned above and/or new on-balance-sheet asset and liability products. Hedges are transacted through Group Treasury via the ALM desk, whereby unwanted banking book interest rate risk is passed through a market-making desk into market risk limits or into the external market.

Nedbank Group employs various analytical techniques to measure interest rate sensitivity within the banking book. This includes a static reprice gap analysis, simulated modelling of the bank's earnings at risk and economic value of equity for a standard interest rate shock and stress-testing earnings at risk and economic value of equity for stressed interest rate scenarios. These analyses include the application of parallel and non-parallel interest rate shocks and rate ramps.

At the end of 2006 the group's earnings at risk sensitivity of the banking book for a 1% parallel reduction in interest rates was R647 million (2005: bank only R393 million), being 2,32% (2005: bank only 1,49%) of total group equity, within the approved risk limit of 2,5%. Nedbank's economic value of equity at the end of 2006 was R279 million. Interest rate risk is also converted on an economic capital basis and amounts to R684 million for the group after adjusting for inter-risk diversification.

The tables below show the repricing profile of the banking book balance sheet and highlights the fact that assets reprice quicker than liabilities following derivative-hedging activities.

INTEREST RATE REPRICING GAP

Rm				2006			
	< 3 months	> 3 months < 6 months	> 6 months < 1 year	> 1 year < 5 years	> 5 years	Trading and non-rate	Total
Total assets	297 917	3 975	4 951	24 676	10 751	82 642	424 912
Total liabilities and shareholders' funds	241 207	15 179	30 344	7 961	2 097	128 124	424 912
Interest rate hedging activities	3 582	6 859	6 730	(10 564)	(6 607)	–	–
Repricing profile	60 292	(4 345)	(18 663)	6 151	2 047	(45 482)	–
Cumulative repricing profile	60 292	55 947	37 284	43 435	45 482	–	–
Expressed as a % of total assets	14,2	13,2	8,8	10,2	10,7		

Currency translation risk

Currency translation risk continues to be relatively low, having largely achieved an optimal offshore capital structure during the previous financial period. This followed an active rationalisation programme significantly reducing the group's exposure to currency translation risk. During 2006 exchange rate fluctuations had an immaterial income statement effect, with currency translation risk comfortably aligned with risk limits and defined appetite. Limits are based on the levels of currency-sensitive foreign capital of approximately US$278 million (2005: US$239 million).

Liquidity risk management

The group is exposed to potential liquidity risk throughout its operations. Accordingly, liquidity management is a vital risk function in all entities across all jurisdictions and currencies and is a key focus of Nedbank Group.

Ultimate responsibility for liquidity risk management rests with the board, which has approved an appropriate liquidity risk management framework for the management of the group's funding requirements. This framework includes, inter alia, appropriately constituted non-executive and executive risk committees, a funding strategy forum, a centralised funding desk and divisional pricing/interest rate committees. It also includes appropriately defined charters for these forums as well as supporting policies and limits defining the risk appetite.

The group's daily liquidity requirements are managed by an experienced money market team in Group Treasury. Net daily funding requirements are forecast by estimating daily rollovers and withdrawals, managing pipeline deal flow and actively managing daily settlements. This includes regular interaction with all of the group's large depositors to understand and manage their cash flow requirements. Close liaison with the retail banking, business banking and corporate banking deposit-raising activities ensures that these stable sources of funds are maximised and correctly priced. The net cash flow requirements are managed via the professional money market.

Portfolios of marketable and highly liquid assets that can be liquidated to meet unforeseen or unexpected funding requirements are held in the group in terms of the liquidity risk management framework. The bank also ensures that, on an ongoing basis, it has sufficient liquid assets to meet its estimated 'hot money' withdrawals by investors most likely to withdraw their funds in a stress scenario.

Behavioural modelling and stress analyses to identify business-as-usual as well as potential-stress cash flow requirements are carried out regularly. Medium- and long-term liquidity strategies are approved by the Group ALCO and implemented by the business units and Group Treasury. Group ALCO monitors all liquidity strategies to ensure compliance with the liquidity risk management framework.

Group ALCO's funding and liquidity management is undertaken with the support of the Group ALM function that reports and models appropriate risk-based management information. Liquidity risk dashboards provide Group ALCO and the board's Group Risk Committee with the appropriate liquidity risk reporting. This includes measures of compliance with approved policies and limits.

The group maintains diversified funding sources and is always considering various liquidity initiatives to enhance the liquidity management of the group. Securitisation and foreign-deposit sources are seen as markets that can provide further funding diversity. Funding initiatives from both sources have been planned for 2007.



LIQUIDITY GAP AT 31 DECEMBER 2006*

Rm	2006						
	< 3 months	> 3 months < 6 months	> 6 months < 1 year	> 1 year < 5 years	> 5 years	Non-determinant	Total
Cash and short-term funds	12 940	–	–	–	–	6 366	19 306
Other short-term securities	25 756	–	–	–	–	–	25 756
Government and other securities	22 196	–	–	–	–	–	22 196
Derivative assets	433	9 009	798	3 100	1 933	–	15 273
Advances	74 537	13 332	18 960	116 827	84 907	–	308 563
Other assets	2 083	57	89	831	1 478	29 280	33 818
Group companies	–	–	–	–	–	–	–
	137 945	**22 398**	**19 847**	**120 758**	**88 318**	**35 646**	**424 912**
Total shareholders' funds	–	–	–	–	–	29 387	29 387
Long-term debt	21	–	4 254	2 700	1 543	–	8 518
Deposit, current and other accounts	179 178	51 760	47 599	10 856	35 292	–	324 685
Derivative liabilities	218	4 432	393	4 962	2 899	–	12 904
Other liabilities	3 383	4	166	1 222	3 642	41 001	49 418
	182 800	**56 196**	**52 412**	**19 740**	**43 376**	**70 388**	**424 912**
Net liquidity gap	**(44 855)**	**(33 798)**	**(32 565)**	**101 018**	**44 942**	**(34 742)**	

**Adjusted for business-as-usual liquidity assumptions.*

Management of operating risks (business and operational risks)

Business risk

Business risk is the risk of adverse outcomes resulting from a weak competitive position or from a poor choice of strategy, markets, products, activities or structures. Major potential sources of business risk include revenue volatility, owing to factors such as macroeconomic conditions, inflexible cost structures, uncompetitive products or pricing, and structural inefficiencies.

Business risk is actively managed by Nedbank Group through the various management structures, as set out in the ERMF, and within GCMD, using an earnings-at-risk methodology similar to the group's risk appetite metrics. It is one of the major risk types within the group's economic capital model.

Operational risk

Operational risk is the risk of loss resulting from one or more of the following: inadequate or failed internal processes or systems; incompetent people; and adverse external events. This definition includes legal risk, but excludes reputational and strategic risk.

Operational risk management, responsibilities and governance

To minimise the exposure to operational risk that arises as a consequence of the group's financial risk-taking (credit and market) and operating activities, we have implemented a Group Operational Risk Management Framework (GORF) that facilitates a consistent and worldclass approach to operational risk management (ORM).

Operational risk is inherent in most of the group's activities and other key risk types, and there are many disparate sources of operational risk. This necessitates an integrated approach to the identification, measurement, management and monitoring of operational risk.


• Definition of operational risk and subcategories
• Operational risk management strategy and objectives
• Design of ORM function
• Responsible committees
• Detailed roles and responsibilities
• Resource requirements
CONSOLIDATED REPORTING
• Internal ORM reporting flows
• External ORM disclosures
Strategy and objectives
Governance and organisation
Reporting
Nedbank Group's Operational Risk Management Framework (GORF)
Policies
ORM processes
Enabling systems
Risk assessment process
Loss data governance and collection process
Key risk indicators (KPI)
Operational risk management policies
System and data architecture

Nedbank Group is aiming to use the standardised approach for operational risk when the Basel II capital regulations come into effect on 1 January 2008 and the Advanced Measurement Approach (AMA) within two years thereafter. We have made considerable progress in our operational risk measurement journey to AMA, having implemented worldclass operational risk management in all other respects.

Business management is responsible for the identification, management and monitoring of risk. Operational risk is addressed at the divisional Operational Risk Committees (ORCOS). Significant operational risks are escalated to the cluster operational risk committees and then, if warranted, to the board's Group Risk Committee. Management is supported in the execution of its duties by operational risk officers, who are tasked with coordinating the implementation and maintenance of the operational risk management processes and GORF in the business.

Group Operational Risk Monitoring (GORM) functions in the second line of defence, its primary responsibilities being to maintain and champion the operational risk management framework (which incorporates Basel II requirements), policies and enablers to support operational risk management in the business. GORM also champions the implementation of the Basel II requirements for operational risk.

Specialist functions in Group Risk, for example forensic services, business continuity planning, group legal and corporate insurance, also assist frontline businesses with specialist advice, policies and standard-setting. Pervasive operational risk trends are monitored and reported on to the Group Risk Committee.

Group Internal Audit (the third line of defence) and Enterprise Governance and Compliance provide assurance to the board that the operational risk management framework is sound and that the policies and processes related to operational risk management are adhered to.

Operational risk assessment and measurement

The three primary operational risk management processes in the group are risk assessment, loss data collection and the tracking of key risk indicators (KRIs), which are designed to function in a mutually reinforcing manner.

Risk and control self-assessments are designed to be forward-looking. In other words, management is identifying risks that could threaten the achievability of business objectives, together with the required set of controls and actions, to mitigate the risks. Loss data collection and tracking are backward-looking and enable the monitoring of trends and the analysing of the root causes of loss events. KRIs are designed to be both forward- and backward-looking in the sense that they function not only as early-warning indicators but also as escalation triggers where set risk tolerance levels have been exceeded.

The results of the three processes are utilised to enhance the internal control environment, with the ultimate aim of reducing losses incurred, improving process efficiency and reducing earnings volatility.

Risk profiles, loss trends and risk mitigation actions are reported to and monitored by the risk governance structures of the group.

Nedbank Group is in the process of developing operational risk tolerance levels and incorporating these into the overall risk-adjusted performance calculations of the group that will drive performance measurement and recognition of the group. At this point the Basel II standardised-approach capital requirements are used in Nedbank Group's economic capital model.

There are several other important operational risk specialist functions that assist the business in managing operational risk. These functions include but are not limited to:

- information security;
- safety and security services;
- regulatory risk services (including money-laundering control, financial advice and the new credit legislation awareness);
- forensic services;
- business continuity planning and disaster recovery;
- legal-risk management; and
- the group insurance programme.

Nedbank Group considers financial crime to be a major operational risk that leads not only to financial losses but also damages the very fabric of society. For this reason the group pursues a vigorous policy of mitigating this risk through the following measures:

- pursuance of a zero-tolerance policy in respect of staff dishonesty;
- proactive identification and prevention of criminal onslaught against the group;
- reactive investigation and recovery of losses; and
- close cooperation with government and industry roleplayers to ensure the successful apprehension and conviction of the perpetrators of financial crime.

Nedbank Group's Capital Management Framework



BOARD OF DIRECTORS
STAKEHOLDERS
Depositors
Debtholders
Rating agencies
Regulators
Risk vs capital adequacy (solvency)
SENIOR MANAGEMENT
Risk vs return (profitability)
STAKEHOLDERS
Shareholders
Analysts
General public
Clients
CAPITAL MANAGEMENT
STRATEGY
RISK-ADJUSTED PERFORMANCE MEASUREMENT RAPM
• Economic Capital
• FTP
• AJTP
RISK
Capital investment
Capital structuring
Capital allocation
Capital optimisation
Business clusters
Group ALM
Group Capital Management
Group Finance, Group Strategy and business clusters
Investor Relations
METHODOLOGIES, POLICIES, PROCESSES, GOVERNANCE AND INDEPENDENT ASSURANCE

Our comprehensive capital management framework, illustrated on page 136, is embedded across Nedbank Group.

It is designed to meet our key external stakeholders' needs, both those focused more on the return or profitability of the group relative to the risk assumed (or risk vs return) and those focused more on the adequacy of the group's capital in relation to its risk profile (or solvency). The challenge for management and the board is to achieve an optimal balance between these two important dimensions. The framework is based on worldclass risk and capital management, integrated with strategy, performance measurement and incentives, and is intended to fulfil one of the group's 12 key strategic objectives, namely to 'optimise risk and capital'.

Basel II has been a key driver of the development of leading risk and capital management methodologies at Nedbank Group for a number of years. We are now very well placed to make use of these methodologies to create sustainable shareholder value. Under Basel II the specific risk profile of each bank will drive its capital requirements (rather than the current risk-insensitive, one-size-fits-all approach of Basel I) and thus fundamentally impact its core financial performance metrics.

Factors critical to achieving high performance in the future will include:

- optimising the balance sheet risk profile;
- optimising capital levels;
- integrating risk and capital into strategy;
- linking this to performance measurement and, ultimately, shareholder value-based management.

Nedbank Group's journey to worldclass risk and capital management is illustrated in the diagram below. We are currently focused on refining and bedding down the final stage 3.


NEDBANK GROUP'S JOURNEY TO WORLDCLASS RISK AND CAPITAL MANAGEMENT
BASEL II
CAPITAL MANAGEMENT
ECONOMIC CAPITAL
RISK APPETITE
RAPM
INCENTIVES
2003/2004
BUILD RISK AND CAPITAL CAPABILITIES AND INTRODUCE THE NEW CONCEPTS
2005
EDUCATE, USE, SHADOW-REPORT, REFINE AND INTEGRATE INTO THREE-YEAR STRATEGIC PLANNING (FIRST TIME)
2006
FINETUNE, REPORT FULLY AND REWARD (FIRST TIME)
2007
FINALISE (100%), READY FOR 2008 FULL APPLICATION
2008
FULL PERFORMANCE MEASUREMENT AND CAPITAL ALLOCATION ON RISK-ADJUSTED (RAPM) BASIS
SHAREHOLDER VALUE
Stage 3:
Strategic steering and pricing based on economic profit
Risk portfolio and capital optimisation
Capital allocation based on RAROC/economic profit (using economic capital)
RAROC/Economic profit = new KPI for Nedbank Group
Groupwide capital steering and optimisation
Stage 2:
Strategic capital management
RAPM (linking risk to return)
Risk appetite quantification
Capital management framework
Capital management
Risk and capital integrated into strategy
Stage 1:
Economic capital quantification (consistent, bottomup measurement of all material risks)
Risk governance (ERMF)
Risk identification
Governance, risk measurement and quantification (Nedbank Group's Basel II Programme as the catalyst)
Risk management
Stage 1 Completed in 2004
Stage 2 Introduced in 2005
Stage 3 Commenced and on track to be fully 'business as usual' from 2008
Risk and capital management sophistication

TIMING ALIGNS WITH END OF NEDBANK'S THREE-YEAR STRATEGIC RECOVERY AND TURNAROUND, AND IMPLEMENTATION OF BASEL II IN SOUTH AFRICA.

Internal capital adequacy assessment process (ICAAP)

Pillar 2 of Basel II contains four fundamental principles. These are set out below and essentially require implementation of a comprehensive ICAAP by the bank and a supervisory review and evaluation process (SREP) thereof by the regulator.



REQUIREMENTS OF THE BANKS
PRINCIPLE 1
• Banks to have an internal capital adequacy assessment process (ICAAP) and strategy linked to their capital levels and planning.
PRINCIPLE 3
• Banks expected to hold capital in excess of the regulatory minimum.
• Regulators with power to enforce.
REQUIREMENT OF THE REGULATOR
PRINCIPLE 2
• Regulators to review and evaluate bank's ICAAP.
• Regulators able to take action if not satisfied.
PRINCIPLE 4
• Regulators to intervene early to prevent capital falling below required minimum levels.
INTERNAL CAPITAL ADEQUACY ASSESSMENT PROCESS (ICAAP)
Board and management oversight
• Understand nature and level of all material risks
• Set risk appetite and tolerance
• Assess and ensure capital adequacy
• Decide overall business strategy with regard to capital
• Set policies
Sound capital assessment
• Identification, measurement and reporting of all material risks
• Relating capital to risk
• Integration of capital with risk and business plans
• Management of capital
Comprehensive risk assessment and management process
• Credit risk
• Market risk
• Operational risk
• Interest Rate risk
• Liquidity risk
• Reputational risk
• Strategic risk
• Concentration risk
• Procyclicality risk
Economic capital*
Monitoring and reporting
• Evaluation of level and trend of material risks
• Sensitivity analysis of key assumptions
• Corporate governance
• Reports for management and board
Internal-control review
• Internal and external audit reviews
• Compliance monitoring
• Stress-testing
• Identification and management of concentrations
• Documentation

(* although the term 'economic capital' is not expressly used in the Basel II Accord, most leading banks have implemented it and this will comprise a fundamental component of their ICAAP, as is the case with Nedbank Group).

Nedbank's blueprint for its ICAAP is illustrated below.

QUANTITATIVE RISK AND CAPITAL ASSESSMENT (comprehensive)

Pillar I risks	Pillar II risks	External factors
	Settlement risk	Stress tests and scenario analysis
Credit risk	Residual risk	Macroeconomic risks
	Securitisation risk	
	Concentration risk	
Market risk	Interest rate risk	
	Business risk	
Operational risk	Strategic and reputation risks	Earnings and Business risk, and Risk Appetite (tolerance)
	Liquidity risk	Capital planning (long run) and Capital Buffer Management

Internal Capital Adequacy Assessment Process (ICAAP)

INTEGRATION OF RISK AND CAPITAL ADEQUACY INTO STRATEGY AND BUSINESS PLANS

Strategic capital plan

Group strategic planning process (three-year business plans)

Performance measurement (RAPM)

Incentives

QUALITATIVE ASPECTS

Roles and responsibilities
- Group Capital Mgt Div
- Business clusters (incl cluster risk labs)
- Group Finance
- Group Risk
- Group Strategy
- Investor Relations
- Internal Audit
- Group EXCO
- Board

Governance and Reporting
- Credit AIRB Exco
- ALCO and Executive Risk Cte
- OPCOM
- GCC & GRC (Board subcomm)
- Board (CEO Report)

Monitoring and Control
- Group Risk
- Independent validation (eg CMVU and Cluster risk labs)
- Internal audit
- EGC

AIRB Credit Framework	Stress- and Scenario-testing Framework	Risk-adjusted Performance Measurement Framework (RAPM)	Capital Management Framework
Group credit portfolio model	Risk Appetite Framework		
Market risk and ALM modelling	Capital Projection Model and Capital Buffer Management Framework	Strategic Capital Plan and Group's three-year business plans	Enterprise-wide Risk Management Framework
Economic Capital Framework	Capital Management Framework		

How Nedbank Group addresses the above Basel II Pillar II and ICAAP requirements.



The Group Capital Management Division reports directly to the Chief Financial Officer and is mandated to champion the successful implementation of the capital management framework and ICAAP across the group.

Group CFO: Mike Brown

GROUP CAPITAL MANAGEMENT DIVISION
Head: Trevor Adams

RISK AND CAPITAL ANALYTICS
Head: Alistair Swanepoel

- Economic capital
- Earnings volatility models (risk appetite) Basel II capital adequacy
- Capital adequacy projection model and long-run capital measurement
- Group credit portfolio model
- Group financial risk aggregation, portfolio and concentration risk measurement and analysis
- Macroeconomic factor model, stress- and scenario-testing (risk and capital)
- Risk-adjusted performance measurement (RAPM) analytics
- SARB Basel II requirements

STRATEGIC CAPITAL MANAGEMENT
Head: Markus Borner

- Economic capital and risk appetite profile
- Strategic risk-based capital integration
  - Strategic capital plan and long-run capital planning
  - Risk-based strategic planning
  - Capital optimisation
  - Target setting
  - Capital buffers
- Capital structuring
  - Capital raising and/or redemption and dividend policy
- External reporting and communications
- Rating agencies

GROUP ALM DIVISION
Head: Mike Davis

- ALM strategy and capital investment
- Interest rate and liquidity risks managed centrally by Group ALM

These, with capital risk, are reported on monthly into the ALCO and Executive Risk Committee.

The risk and capital management responsibilities of the board and Group EXCO are incorporated in their respective terms of reference (charters) contained in the Enterprise-wide Risk Management Framework (ERMF). They are assisted in this regard, and in overseeing the group's capital risk (defined in the ERMF), by the board's Group Risk Committee and the ALCO and Executive Risk Committee (Group ALCO) respectively.

Group ALCO, in turn, is assisted by the Group Capital Management and Group ALM Divisions.

Strategic capital plan

The board approved a comprehensive strategic capital plan (SCP), which is driven by and integrated into the group's three-year business plans.

Included in this plan is Nedbank Group's strategic and tactical response to Basel II, economic capital, risk appetite and financial targets (including RAROC), long-run (three-year) capital planning and various proposed capital optimisation actions.

Nedbank Group's current capital management strategy is summarised in the five core objectives set out below:

OBJECTIVES	STATUS
Fully implemented economic capital and RAPM to align with shareholder interests and value-add.	Achieved – from 2008 it will be the basis of KPI and management reward (incentives).
Capital mix and structure to be changed to optimise and lower the cost of capital within the board-approved risk appetite targets.	Significant progress achieved in 2006 – SCP provides for fully satisfying this objective in 2007, including the implementation of Basel II in 2008 (refer 'capital structuring' below).
Basel II, including the group's tactical response, to be successfully implemented.	On track for full, completed implementation and successful response in 2007 (refer 'Basel II update' below).
Capital levels to be optimised to enhance ROE, while never compromising the group's targeted capital adequacy ratios.	Active capital management in place since 2005.
Risk and capital to be integrated into strategy and linked to performance measurement and incentives.	Achieved.

Capital investment

Group ALM is responsible for managing the investment profile raised through the issue of capital and the internal generation of capital (ie retention of profits). This is integrated into the overall ALCO process of Nedbank Group. Group ALM and Group Capital Management Division work closely together, both being part of Group Finance Division reporting to the CFO.

Our macroeconomic factor model built in 2006 is providing further science behind ALCO's decisions on to what extent to hedge, if at all, the group's capital against interest rate changes and hence the impact on endowment income. This is done by modelling the relationship between changes in credit extension volumes, impairment levels and the group's endowment income when the economic cycle changes and the extent to which a natural hedge exists between them.

Capital structuring

Group Capital Management Division is responsible for managing the levels, mix and structure of economic, regulatory and statutory capital in line with Nedbank Group's current and planned (over three years) levels of business activity, risk appetite and desired level(s) of capital adequacy (including its target debt rating). In this way we aim to minimise the group's cost of capital. Long-run capital planning is of particular emphasis here.

Economic capital adequacy

Nedbank Group's ICAAP confirms that the group is capitalised to its A- or 99,9% target debt rating (or solvency standard), in terms of its proprietary economic capital methodology set out earlier. This includes a conservative capital buffer based on the group's risk appetite metrics and results of stress- and scenario-testing of the projected capital requirements.

The group's capital position remained strong throughout the year, with the total capital ratio ending at 11,8% and the Tier 1 ratio at 8,3%. We commenced 2006 with a group total capital adequacy ratio of 12,9%, which is somewhat higher than our target of 12%. This was due largely to higher-than-expected non-core asset sales in 2005 and a higher-than-expected acceptance of the group's 2005 interim capitalisation award.

This was actively managed down towards the target during the year and, with levels of advances growth in the fourth quarter considerably ahead of forecasts, we dropped just below our target level of 12% at year-end. No further buybacks were conducted in the last quarter as capital was required to fund asset growth.

Regulatory capital adequacy

The current Basel I regulatory capital ratios are reflected below.

Nedbank Group


O Tier 1 ● Total O Tier 1 O Total
14%
12%
10%
8%
6%
4%
2%
0%
12,9%
9,4%
11,8%
8,3%
Targeted minimum Total Basel I CAR
Targeted minimum Tier 1 Basel I CAR
December 2005
December 2006

Nedbank Limited


O Tier 1 ● Total O Tier 1 O Total
14%
12%
10%
8%
6%
4%
2%
0%
12,9%
9,4%
11,4%
7,9%
Targeted minimum Total Basel I CAR
Targeted minimum Tier 1 Basel I CAR
December 2005
December 2006

Capital mix and structure

Nedbank Group's strategic capital plan is focused on optimising the level, mix and structure of the capital base.

The group will continue with the dynamic management of its capital with a view to managing Tier 1 capital and the overall capital mix most efficiently, subject to the appropriate shareholder and regulatory approvals, and in careful consideration of the forthcoming new Basel II regulations, which will be finalised shortly by SARB.

The following is a summary of our capital management actions for 2006:

- Concluded R3 billion in subordinated-debt issues in 2006 (NED5 AND NED6)
  - NED5 R1,5 billion 10NC5 (April 2006)
  - NED6 R1,5 billion 12NC7 (September 2006).
- Redeemed NED1 R2 billion subordinated debt (20 September 2006).
- Executed share buybacks of
  - 5,5 million shares (R616 million in H1 2006) and
  - 8,2 million shares (R892 million in Q3 2006)

totalling 14,7 million shares to the value of R1 613 million at 31 December 2006.

The group maintained its dividend cover policy at 2,5 to 3,0 times headline earnings for the first half of 2006, and amended this to 2,25 to 2,75 times from the second half of the year.

Our capital plans for 2007 currently include the following:

- Dividend cover policy of 2,25 to 2,75 times.
- Redemption of NED2 R4 billion subordinated debt (July 2007), subject to regulatory approval.
- NED7 AND NED8 Tier 2 subordinated-debt issues (February 2007).
- Further subordinated-debt issues to finance redemption of NED2 and growth.
- Non-core Tier 1 capital issue.
- Proactive management of core Tier 1 capital.

Our capital actions, as finally executed, may be impacted by variances in projected growth and proposed changes to section 38 of the Companies Act, which will allow the resumption of cash-only dividends.

Our capital planning incorporates requirements for Basel II, effective 1 January 2008, as contained in draft 4 of the new regulations released by SARB to the banks in January 2007.

A key objective of our capital management strategy is to build a smoother maturing profile for Nedbank Group's debt capital, and we have made sound progress to date, as the graphical representation shows.

Nedbank's subordinated-debt maturity profile


OLD DEBT
NEWLY ISSUED
PLANNED
4 500
4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
Value in Rm
NED1
NED2
NED4
NED5
NED6
NED7
NED8
Future issues
06
07
08
09
10
11
12
13
14
15
16
17
Years

Potential effects of the proposed changes in secondary tax on companies and the taxation of dividends on Nedbank preference shares

Investors are further referred to the Nedbank Limited announcement dated 1 March 2007 wherein the Company set out the potential effects of the proposed changes in secondary tax on companies and the taxation of dividends on Nedbank preference shares as announced in the 2007 budget speech. In essence, the Company will propose grossing up the preference share dividend. The gross up will be the lower of the benefit the Company will gain as a result of the abolition of secondary tax on companies or a sufficient increase in the preference share dividend such that the preference shareholders receive the same dividend after tax as they currently receive, immediately after the introduction of the withholding tax.

The proposed amendments to the terms of the Nedbank Limited preference shares will require board approval, the passing of the required special resolution/s by the members of the Company (including a separate Nedbank preference shareholders meeting at their rights will be directly affected) as well as possible regulatory approval once the amendments have been promulgated.

Capital allocation

Group Capital Management Division is also responsible for managing the efficient employment of capital across Nedbank Group's businesses, based on economic capital allocation and risk-adjusted performance measurement (RAPM).

Capital optimisation

Capital optimisation in Nedbank Group is about seeking an optimal level of capital by optimising the risk profile of the balance sheet through portfolio and value-based management principles, risk-based strategic planning, economic capital allocation and sound management of the capital buffers.

This is achieved by integrating risk-based capital into Nedbank Group's strategy and aligning this with management's performance measurement, achieved through established governance and management structures, the formal strategic-planning process, performance scorecards and as set out in the group's RAPM framework.

Risk-adjusted performance measurement

RAPM is ultimately the essential component in Nedbank Group's capital management framework with a view to achieving successful capital allocation, optimisation and integration into strategy.

Two main measures are implemented through the RAPM framework: RAROC, which expresses the risk-adjusted profit with respect to the capital necessary to generate the revenue, giving a relative measure of performance; and economic profit (EP), which is an absolute measure of shareholder value creation.

RAROC and EP are being introduced as Nedbank Group's interpretation and measure for shareholder value creation, in conjunction with the existing traditional ROE measure, and from 2008 will become a key financial performance indicator for the Nedbank Group. This will ensure closer alignment with shareholders' interests.

The use of EP and RAROC increases focus on risk versus return in the decision-making process and, consequently, stimulates the use of scarce capital in the most efficient way. Risk-adjusted pricing and CVM tools are also used as a basis for the pricing of many transactions and as an important determinant in the credit approval process.

RAROC is calculated as the risk-adjusted return divided by economic capital. The risk-adjusted return is based on similar valuation principles as applied in the financial accounts, with two important exceptions: the actual credit risk provisioning is replaced by expected losses, reflecting statistically calculated average credit losses over the entire economic cycle; and the income statement is adjusted for effects that relate to replacing actual book capital with economic capital.

Medium- to long-term financial targets

As the group approaches the end of its three-year strategic turnaround and recovery in 2007, a strong focus is being given to embedding a suite of key medium- to long-term targets with the primary aim of optimising the group's return on capital. These are discussed in the strategy section on page 16.

Nedbank Group's RAROC targets, in percentage terms, equate to similar levels that are set for the historical-accounting and Basel I-based ROE.

Basel II update

SARB has reconfirmed a common implementation date of 1 January 2008 for Basel II in South Africa and released draft 4 of the new regulations in January 2007, as planned.

Since 2003 Nedbank Group has been following a strategic-based approach to its Basel II implementation, not only to comply with Basel II, but also to elevate the group's risk management, capital management and performance measurement to worldclass standards by the end of 2007. This is enabling the group to operate on value-based management principles.

NEDBANK'S BASEL II IMPLEMENTATION BLUEPRINT

2003 – 2005 RISK AND CAPITAL MEASUREMENT	2004 – 2006 RISK AND CAPITAL MANAGEMENT	2005 – 2007 VALUE-BASED MANAGEMENT
• Credit models (PD, LGD, EAD) • Credit portfolio model • Market risk models (trading investment and ALM) • Operational risk models (2010) • Business risk model • Earnings volatility model • Capital projection model • Economic capital model • Basel II capital • Economic capital • Risk appetite • RAPM	• Credit process redesign (AIRB approach for Basel II) • Business cluster risk labs (centres of excellence) • Credit portfolio management • Asset/Liability management • Capital management • Operational risk management • Market risk management • Enterprise-wide Risk Management Framework (ERMF) (risk governance, policy and accountability)	• Credit process implementation (AIRB approach for Basel II) • Capital allocation, structuring and optimisation • Risk and portfolio optimisation • Full-risk-based pricing • Client value management • Risk appetite • Risk-based strategic planning (including strategic capital plan) • RAPM (and linked incentives) • Reporting (including management information and BA returns) and external communications (pillar 3)

DATA MANAGEMENT | IT AUTOMATION | USE TEST | CHANGE MANAGEMENT

Nedbank's targeted approaches for day-one implementation of Basel II on 1 January 2008 remain as follows:

- Advanced Internal Ratings-based approach for credit risk – pillar 1
- Market-based simple risk weight approach for investment risk (equity exposures) – pillar 1
- Standardised approach for operational risk, but with worldclass operational risk management – pillar 1 (workstreams are well underway for transition to the advanced-measurement-approach target implementation in 2010)
- Internal model approach for market trading and counterparty credit risks – pillar 1
- Worldclass standards for ALM/ALCO – pillar 2
- Worldclass internal capital adequacy assessment process and capital management – pillar 2 (including economic capital, risk-adjusted performance measurement, risk appetite, credit portfolio management and a best-practice group capital management function)

Nedbank submitted its AIRB credit risk application to SARB in November 2005 and plans to lodge its application for internal model approval for market trading risk in the second quarter of 2006.

Nedbank Group believes it is in a sound state of readiness for Basel II and the targeted approaches set out above.



Basel II capital impact

Since 2004 capital reporting and projections to senior management and the board have included estimation of requirements under economic capital, Basel II regulatory capital and the current Basel I regulatory capital. In the first half of 2005 Nedbank Group reported to SARB through Quantitative Impact Study (QIS) 4 on the preliminary estimated capital impacts of Basel II and through QIS 5 in the first half of 2006.

While regulators in the developed world have been concerned about a possible material drop in overall levels of regulatory capital for banks upon implementation of Basel II, hence the introduction by the Bank for International Settlements (BIS) of additional conservatism such as downturn LGD and the 6% credit capital scaling factor, it is evident that this will not be the case in South Africa. As South Africa is an emerging market, PDs are typically higher than in developed markets, which is not wholly compensated for by the lower LGDs that result from the typically higher levels of collateralisation in our market.

Nedbank's retail portfolio currently bears a somewhat higher level of impairments than that of its peer group. This is as a result of historical factors prior to the major restructuring in 2004 and the inclusion of the old Peoples Bank book. While the quality of retail business written since 2004 compares favourably with the rest of the industry, the overall quality of the retail portfolio should continue to improve even with the recent change in the retail credit environment.

Nedbank Group is well-positioned for the introduction of Basel II in South Africa from 2008, and the group's expected Basel II capital requirements have been integrated into the group's three-year business plans and incorporated into our long-run capital planning within the strategic capital plan approved by the board.

Overall, as a result of Nedbank Group's strategic and tactical response to Basel II, which began three years ago, no material impact is expected on the capital levels of Nedbank Group ahead of Basel II implementation on 1 January 2008.

Cost of Basel II implementation

The once-off costs associated with implementing the outlined target Basel II approaches and elevating risk and capital management in the Nedbank Group to worldclass standards is approximately R250 million.

This total estimated cost is spread over the life of the programme, but with the major portion having been incurred by the end of 2005.


enable
OSSUR

Chief Financial Officer's Report



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Mike Brown • Chief Financial Officer

Introduction

The financial results have been prepared in accordance with International Financial Reporting Standards (IFRS) and there has been no change in the group's principal accounting policies during the year. IFRS statements are subject to ongoing review and possible amendments and these results may therefore be subject to change at future reporting dates.

IFRS 7 Financial Instruments: Disclosures will be effective from 2007 and further IFRS-related changes are expected in 2009.

Improved management information systems

Internal measurement systems continue to be enhanced appropriately to identify accountability and accurately measure and reward the creation of shareholder value as measured by the differential between return on equity and cost of equity.

Segmental reporting was enhanced during the year and now provides more accurate information using Basel I capital allocations. During 2007 internal capital allocations to segments will be further improved with allocations being based on the group target capital structure for both Tier 1 (core and non-core) and Tier 2 capital. This will result in a reduction of central management costs in the segmental reporting. The methodology for transfer pricing central costs was refined, resulting in a reduction in unallocated operational costs at the centre.

Good progress was made with the rollout of the economic capital frameworks. Risk-adjusted return on capital (RAROC) measurement continued to be reported on a parallel basis, creating increased focus on segmental shareholder value creation measurement in the form of the differential between RAROC and cost of capital, both at a segment and client level.

A strong improvement in key business metrics and reporting is evident and the Financial Planning Architecture

(FPA) Programme has progressed well. The primary characteristics of the FPA solution are:

- a single-enterprise data warehouse ensuring consistency of data used for financial and risk reporting;
- standardisation of processes across the group to reduce manual-intensive reconciliation processes;
- groupwide integrated planning, budgeting and forecasting solutions;
- a financial consolidation process that facilitates greater accountability at business cluster level; and
- the ability to respond timeously and cost-effectively to continuously evolving statutory and regulatory reporting requirements such as Basel II and IFRS.

The first two phases of the project are on track for completion in 2007.

We are now in a better position than ever to deliver on our commitments to stakeholders.

Financial overview

Key financial indicators

	% change	2006	2005
Headline earnings (Rm)	40,0	**4 435**	3 167
Headline EPS (cents)	39,3	**1 110**	797
Fully diluted HEPS (cents)	36,0	**1 076**	791
ROE (%)		**18,6**	15,5
ROE (excluding goodwill) (%)		**22,1**	18,9
ROA (%)		**1,14**	0,93
Margin (%)		**3,92**	3,55
Impairments/Average advances (%)		**0,52**	0,49
Efficiency ratio (%)		**58,2**	64,8
Total assets (Rbn)	20,6	**424,9**	352,3
Tangible NAV per share (cents)	17,4	**5 106**	4 351
Group capital adequacy (%)		**11,8**	12,9
Dividend per share (cents)	70,0	**493**	290

Headline earnings increased by 40,0% to R4 435 million. Basic earnings grew by 18,2% to R4 533 million.

Headline earnings per share increased by 39,3% to 1 110 cents (2005: 797 cents). Fully diluted headline earnings per share increased by 36,0% from 791 cents to 1 076 cents, the 2006 dilution being impacted by accounting for the black economic empowerment (BEE) schemes under International Financial Reporting Standards (IFRS). Basic earnings per share grew by 17,5% from 966 cents in 2005 to 1 135 cents in 2006.

Headline earnings from the group's operating units increased 37% to R5 354 million (2005: R3 908 million), producing an ROE of 23,1% on a 10% Tier 1 Basel I capital allocation basis.

Shareholders were again offered a capitalisation award with a cash dividend alternative. The final award was 284 cents per share, up 53,5% from the 185 cents per share declared in February 2006, which brings the full-year award to 493 cents per share, an increase of 70% on 2005.

The group's return on average ordinary shareholders' equity (ROE) improved from 15,5% to 18,6% for the year and is now comfortably ahead of the group's cost of capital, estimated to be just over 13,1%. ROE, excluding goodwill, improved from 18,9% to 22,1%.

Return on equity vs cost of equity (%)

O ROE ● ROE, excluding goodwill O Cost of equity



25,0
20,0
15,0
10,0
5,0
0
2003
2004
2005
2006

Income statement

NII – margin analysis

% of daily average interest-earning banking assets	%	Rm
December 2005	3,55	8 529
2006 asset growth		1 404
Net endowment effect	0,13	368
Current and savings account margin uplift	0,03	92
Market margin compression	(0,01)	(30)
Foreign capital repatriated	0,03	72
Subordinated-debt hedge	(0,01)	(28)
Tax-structured deals impact	0,06	176
Inclusion of MBCA (Zimbabwe)	0,05	136
Change in product mix and pricing	0,09	244
December 2006	**3,92**	**10 963**



Net interest income

NII grew 28,5% to R10 963 million with the group's margin improving to 3,92% from 3,55% in 2005. The key drivers of this increase were:

- the positive net endowment effect from higher interest rates and greater free funds from increased capital and better working capital management;
- mix and product changes, particularly in Nedbank Retail where growth in high-margin personal loans remained strong;
- the benefits of the effects of structured-finance accounting treatment;
- a positive impact from the consolidation for the full year of MBCA, our subsidiary in Zimbabwe, under IFRS reporting; and
- the interest on the proceeds from the sales of the remaining holdings in Net1 UEPS Technologies Inc (NUEPS) and State Bank of Mauritius (SBM) during the year.

NII benefited from this increase in the margin together with growth in loans and advances of 24,2% (average interest-earning banking assets grew by 16,5%).

The group anticipates some margin reduction during 2007 as a result of new asset growth being funded largely by wholesale deposits. This will be partially offset by the remaining endowment effect from historic interest rate increases.

Impairment losses on loans and advances

Impairments charge

Rm	% of average advances	2006	2005
Impairments charge		**1 483**	1 189
As % of NII (%)		**13,5**	13,9
As % of average advances (%)	100,0	**0,52**	0,49
Nedbank Capital	15,0	**0,28**	0,43
Nedbank Corporate	42,2	**0,15**	0,23
Nedbank Retail	34,2	**1,10**	1,14
Imperial Bank	8,6	**0,87**	0,63

The impairments charge rose by 24,7% to R1 483 million for the year. The impairments charge to average advances increased from 0,49% for the year ended December 2005 to 0,52% for the 2006 year. Impairments were negatively impacted by the mix change in advances, referred to above, with higher-margin retail advances and personal loans attracting appropriately higher levels of impairments, together with higher provisioning in Nedbank Capital in the first six months of the year.

In Nedbank Retail an 'incurred but not reported' (IBNR) impairments charge of R70 million was raised for the impact of the National Credit Act (NCA) on collection periods. In addition, refinements to assumptions were made for certain classes of retail lending assets in Nedbank Retail, resulting in an increase in the IBNR impairments of R143 million. These included adjustments following the observance of statistical default trends at 30 days and the refinement of certain methodologies. The IBNR impairment in Nedbank Retail also increased following the transfer of part of a data provision from specific impairments amounting to R92 million. These three amounts were largely offset by specific impairment releases of R226 million arising from refinements to the methodologies for probability of default and loss given default and the R92 million transfer from specific impairments relating to the data provisions.

In response to the benign wholesale credit environment in Corporate Banking and Property Finance, Nedbank Corporate lengthened the emergence periods and refined the probability of default and loss given default metrics in the impairment calculations, resulting in an additional IBNR impairments charge of R53 million. Wholesale impairments benefited from continued recoveries of corporate debts.

The group anticipates that the impairments charge will increase in the medium to long term as a result of the recent interest rate increases, combined with higher levels of household indebtedness. Nedbank Corporate's impairment levels are also currently at unsustainably low levels.

Non-interest revenue

Rm	% change	2006	2005
Commission and fees	13,3	**6 538**	5 770
Net trading income	27,6	**1 647**	1 291
Exchange and non-interest dealings	49,7	**500**	334
Investment income	23,6	**173**	140
Rental income	(23,1)	**50**	65
Foreign currency translation gains	(96,8)	**4**	126
Sundry income	(25,1)	**556**	743
Non-banking subsidiaries	6,69	**319**	299
Other	(46,5)	**237**	444
Total NIR	11,8	**9 468**	8 469

Non-interest revenue (NIR) for the period increased by 11,8% to R9 468 million (excluding translation gains, NIR increased by 13%), driven by:

- growth in commissions and fees of 13,3% owing to volume growth in Nedbank Corporate and Nedbank Retail – this increase was impacted by the more competitive pricing structure adopted in Nedbank Retail;
- property private equity revaluations and realisations and dividends received on private equity investments in Nedbank Corporate amounting to R287 million (2005: R241 million);
- private equity revaluations and realisations and dividends received on private equity investments in Nedbank Capital amounting to R291 million (2005: R230 million);
- improved trading income in Nedbank Capital, particularly in the fourth quarter;
- third-party fees received by the group from Bond Choice growing 42,8% from R341 million to R487 million; and
- the group's bancassurance operations growing new business premiums by 13% from R5 090 million to R5 729 million.

The group has changed its disclosure of trading instrument transaction costs for instruments held at fair value and these costs, in line with industry practice, have now been disclosed within NIR. The effect is that trading income for 2005 was reduced by R140 million from R1 431 million to R1 291 million (2005 operating expenses being reduced by the same amount). Trading income for the year showed an improvement and trading results for the year were R1 647 million (after reclassification of related transaction costs of R160 million), representing a 27,6% increase on 2005.

Expenses

Rm	% change	2006	2005
Staff costs	14,5	**6 082**	5 312
Computer processing	13,1	**1 504**	1 330
Accommodation	7,4	**963**	897
Marketing and public relations	36,2	**782**	574
Fees and insurance	10,0	**1 402**	1 275
Alliance partner fees	>(100)	**(10)**	19
Other	(4,4)	**1 017**	1 062
Operating expenses	12,1	**11 740**	10 469
BEE	(62,8)	**146**	393
Merger and recovery		**–**	155
Total expenses	7,9	**11 886**	11 017

Total expenses continue to be well-managed, increasing by 7,9% to R11 886 million. Operating expenses increased by 12,1%. Staff expenses increased by 14,5% on the back of an average annual remuneration increase of approximately 6,5%, a headcount increase of 8% mostly in frontline staff in Nedbank Retail and an increase in bonus provisions in line with the group's improved performance.

Marketing costs increased, as planned, by 36,2% off the low base set in 2005 as the group invested in repositioning the Nedbank brand.

Bond Choice's total expenses grew by 42,3% from R378 million to R538 million.

Black economic empowerment (BEE) transaction expenses were R146 million (2005: R393 million), including IFRS 2 costs of R23 million for the BEE transaction in Namibia. There were no further merger and recovery expenses (2005: R155 million).

The 'jaws' ratio continued to improve, with total revenue growth of 20,2%, being 12,3% above expense growth of 7,9%, resulting in the efficiency ratio improving from 64,8% for 2005 to 58,2%. As anticipated, the efficiency ratio is above the level reported in June 2006 of 57,3% as a result of a planned increase in marketing expenditure in the last quarter, including marketing costs for the SAA Voyager cobrand credit card and the initial costs for the expansion of the distribution network.



Direct taxation

The effective taxation rate increased from 23,4% to a more normalised 27,8%, as the prior-year rate included the benefits of non-taxable foreign exchange translation gains and credits arising from accounting for past structured-finance transactions, both of which had a more marginal impact in the current year.

The group also increased taxation provisions for several historic matters amounting to R174 million.

Non-trading and capital items

Income after taxation from non-trading and capital items amounted to R98 million for the year (2005: R669 million). The main component of this was a profit of R221 million on the sale of the remaining shares in NUEPS (1,5 million shares) in the first half of the year. During the year the group also wrote down its goodwill in Fairbairn Trust by R64 million. As a result of the decreasing appetite for offshore trusts Fairbairn Trust's earnings are projected to decrease, requiring a partial impairment of the R92 million goodwill raised on the acquisition of Fairbairn Trust in 2001 (adjusted for foreign currency translation changes). The group also wrote down certain software assets by R47 million as these systems will be replaced during the Basel II systems implementation in 2007.

In 2005 the sale of the major portion of the investment in NUEPS (6,65 million shares) realised a R793 million profit when the company was listed on NASDAQ.

Balance sheet

Capital

The group remains well-capitalised, with a Tier 1 group capital adequacy of 8,3% and total group capital adequacy ratio of 11,8%, following the share buybacks that took place in 2006 and strong advances growth.

Advances

Advances at R309 billion are ahead of original expectations and average interest-earning banking assets grew by 16,5% to R280 billion. A breakdown of advances growth by major category is as follows:

Rm	2006	2005	% change
Home loans	**98 944**	75 333	31,3
Commercial mortgages	**46 213**	37 993	21,6
Properties in possession	**131**	309	(57,6)
Term loans	**33 948**	25 314	34,1
Credit cards	**5 283**	4 074	29,7
Loans to banks	**17 465**	17 180	1,7
Overdrafts	**13 761**	11 604	18,6
Leases and instalment debtors	**43 358**	34 935	24,1
Preference shares and debentures	**6 840**	5 918	15,6
Trade and other bills	**1 752**	3 850	(54,5)
Reverse repurchase agreements	**6 703**	3 066	118,6
Other loans to clients	**39 349**	34 046	15,6
Impairments of advances	**(5 184)**	(5 214)	(0,6)
Total	**308 563**	248 408	24,2

- Home loans grew by 31,3% with continued good growth in Nedbank Retail and Business Banking.
- Commercial mortgages grew strongly by 21,6% and the group maintained its market leadership position.
- Term loans showed good growth of 34,1%, which includes personal loans in Nedbank Retail increasing by 91,8%.
- Credit card receivables grew at 29,7%, well behind industry growth rates.
- Leases and instalment sales increased 24,1%, with pleasing growth and market share gains by Imperial Bank, although this was partially offset by slower asset-based finance growth in Nedbank Retail.

This strong advances growth was the primary contributor to the increase in total assets of 20,6% to R425 billion.

Deposits

Deposits increased by 24,3% from December 2005. Although growth in wholesale deposits has outpaced retail deposits, the group's retail marketing campaigns produced pleasing results with overall retail deposits growing by 13,9%. The group maintained a strong liquidity position throughout the year.

Capital management

The group has substantially completed preparations for the implementation of Basel II in 2008 and has been using this programme as the catalyst to elevate its risk and capital management to worldclass standards. This is outlined in the detailed Risk and Capital Management Report on pages 104 to 144.

During 2006 the group:

- concluded a subordinated-debt issue (NED5) of R1,5 billion in the first half of the year;
- concluded a subordinated-debt issue (NED6) of R1,5 billion in the third quarter;
- redeemed the NED1 R2,0 billion bond on 20 September 2006; and
- executed share buybacks amounting to 5,5 million shares at a cost of R616 million in the first half of the year and a further 8,2 million shares at a cost of R898 million during the third quarter. No further buybacks were conducted during the last quarter as capital was deployed to support increased asset growth.

In February 2007 the group simultaneously concluded two further subordinated debt issues, the NED7 of R650 million and NED8 of R1 billion, both of which qualify as Tier 2 capital. Nedbank also announced its intention to issue up to R1 billion in non-redeemable, non-cumulative, non-participating preference share capital, qualifying as Tier 1 capital.

These initiatives are part of the group's ongoing long-term capital management programme that seeks to achieve an optimal and prudent capital structure. The group currently has a Basel I target minimum total capital adequacy ratio of 12% and a target minimum Tier 1 ratio of 8%.

In addition to ongoing organic growth expectations the following issues, which are expected to be finalised soon, will influence the scope of future capital management actions:

- Amendments to section 38 of the Companies Act.
- Finalisation of the draft Basel II regulations by the South African Reserve Bank (SARB).
- Asset securitisation.

The group expects to issue further Tier 2 capital and alternative forms of Tier 1 capital in 2007, during which time the R4 billion NED2 bond is currently expected to be redeemed on its call date in July 2007 (subject to regulatory approval). Nedbank is committed to improving its profile as an issuer in the debt capital markets and this should result in a more robust subordinated-debt yield curve for the group.

Dividend policy

As the recovery is now firmly established, and taking into account projected organic growth together with current Basel I and future Basel II capital levels, the group has decided to reduce its dividend cover policy from 2,5 to 3,0 times headline earnings to 2,25 to 2,75 times headline earnings. The cover ratio for the full year was 2,25 times.

Ordinary dividend per share (cents)


Interim
Final
600
500
400
300
200
100
0
CAGR=27,1%
205
44
105
209
2003
2004
2005
2006

The year ahead

Advances growth is expected to be in line with the market, with good growth anticipated in Corporate and Business Banking and the impact of the 2006 interest rate increases slowing retail advances growth.

Margins will remain under pressure from the predominance of wholesale funding, but will continue to benefit from the positive endowment of the historic interest rate increases and positive mix variances within the advances base.

Impairments are expected to increase slightly following signs of increased credit stress in parts of the retail environment, together with fewer impairment recoveries from Nedbank Corporate and Nedbank Capital.

NIR is expected to show good growth but will be impacted by retail price reductions and continued fee pressure, as well as an expected reduction in property private equity after two years of strong growth.

The group will continue to see operating efficiencies across the business that should enhance client service and facilitate our investment in distribution and brand awareness.

The dynamic capital management programme will continue and the group is confident that the momentum from 2006 will flow into 2007.

2007 targets

Encouraging progress has been made in delivering benchmark financial performance and meeting the short-term 2007 financial targets of an ROE of 20% and an efficiency ratio of 55%. Although the ROE of 18,6% and the efficiency ratio of 58,2% reported above were both ahead of the internal 2006 targets, the group's increased investment in distribution and sales capacity makes the 55% efficiency ratio target more challenging in 2007.

The group's medium- to long-term financial targets are set out on page 16. These targets are supported by strategic business plans that build on the solid foundations laid during the turnaround over the past three years.

Net asset value (excluding goodwill) per share (cents)


6 000
5 000
4 000
3 000
2 000
1 000
0
CAGR=23,7%
2 870
3 721
5 427
2003
2004
2005
2006

Fully diluted HEPS (cents) O First half ● Second half


1 200
1 000
800
600
400
200
0
-200
-400
CAGR=284,0%
244
243
354
2003
2004
2005
2006

We are confident that the momentum from 2006 will flow into 2007 – a key year for the delivery of the targets we set in 2004.

Mike Brown
Chief Financial Officer

Sandton
12 March 2007

AVERAGE BALANCE SHEET AND RELATED INTEREST
2006

Rm	Average balance	Margin statements Interest	
	Assets	Received	%
Average prime rate			11,13
Loans and advances and clients' indebtedness for acceptances			
Mortgage loans (including properties in possession)	85 310	8 208	9,6
Commercial mortgages	40 858	4 419	10,8
Lease and instalment debtors	37 766	4 196	11,1
Credit card balances	4 515	581	12,9
Bills and acceptances*	3 178	126	4,0
Overdrafts	11 050	1 242	11,2
Term loans and other**	68 063	7 140	10,5
Impairment of loans and advances	(5 135)		
Government and other securities	18 202	1 477	8,1
Short-term funds and trading securities	15 926	1 132	7,1
Interest-earning banking assets	279 733	28 521	10,2
Net interdivisional assets-trading book	6 454		
Derivative financial instruments	268		
Insurance assets	4 543		
Cash and bank notes	1 647		
Other assets	8 682		
Associates and investments	2 801		
Property and equipment	3 315		
Intangible assets	4 891		
Mandatory reserve deposits with central bank	6 082		
Total assets	318 416	28 521	9,0
	Liabilities	Paid	%
Deposit and loan accounts	158 546	10 817	6,8
Current and savings accounts	48 790	1 250	2,6
Negotiable certificates of deposit	36 927	2 820	7,6
Other interest-bearing liabilities***	24 918	1 698	6,8
Long-term debt instruments	8 408	973	11,6
Interest-bearing banking liabilities	277 589	17 558	6,3
Creditors and other accounts	8 594		
Derivative financial instruments	1 406		
Investment contract liabilities	4 543		
Ordinary shareholders' equity	22 233		
Minority shareholders' equity	4 051		
Total equity and liabilities	318 416	17 558	5,5
Interest margin on interest-earning banking assets	279 733	10 963	3,92

Where possible, averages are calculated on daily balances.

**Includes term loans, preference shares, factoring debtors, other lending-related instruments, clients' indebtedness for acceptances and interest on derivatives.*

***Includes foreign currency liabilities and liabilities under acceptances.*

****Includes foreign currency liabilities and liabilities under acceptances.*

AVERAGE BALANCE SHEET AND RELATED INTEREST (continued)

2005

Rm	Average balance	Margin statements Interest	
	Assets	Received	%
Average prime rate			10,65
Loans and advances and clients' indebtedness for acceptances			
Mortgage loans (including properties in possession)	67 906	6 271	9,2
Commercial mortgages	34 874	3 693	10,6
Lease and instalment debtors	31 000	3 303	10,7
Credit card balances	3 754	507	13,5
Bills and acceptances*	3 826	264	6,9
Overdrafts	10 581	1 120	10,6
Term loans and other**	61 428	6 112	9,9
Impairment of loans and advances	(5 812)		
Government and other securities	20 365	1 200	5,9
Short-term funds and trading securities	12 294	764	6,2
Interest-earning banking assets	240 216	23 234	9,7
Net interdivisional assets-trading book	18 991		
Derivative financial instruments	217		
Insurance assets	3 525		
Cash and bank notes	1 540		
Other assets	9 237		
Associates and investments	4 171		
Property and equipment	2 907		
Intangible assets	5 052		
Mandatory reserve deposits with central bank	5 476		
Total assets	291 332	23 234	8,0
	Liabilities	**Paid**	**%**
Deposit and loan accounts	136 249	8 707	6,4
Current and savings accounts	43 686	988	2,3
Negotiable certificates of deposit	33 442	2 428	7,3
Other interest-bearing liabilities***	34 259	1 629	4,8
Long-term debt instruments	7 111	953	13,4
Interest-bearing banking liabilities	254 747	14 705	5,8
Creditors and other accounts	8 957		
Derivative financial instruments	1 740		
Investment contract liabilities	3 526		
Ordinary shareholders' equity	18 739		
Minority shareholders' equity	3 623		
Total equity and liabilities	291 332	14 705	5,0
Interest margin on interest-earning banking assets	240 216	8 529	3,55

Where possible, averages are calculated on daily balances.

Includes term loans, preference shares, factoring debtors, other lending-related instruments, clients' indebtedness for acceptances and interest on derivatives.

***Includes foreign currency liabilities and liabilities under acceptances.*

****Includes foreign currency liabilities and liabilities under acceptances.*

Geographical currency representation of balance sheet

at 31 December

2006	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Nedbank Group domestic					
Total assets	373 303	205	20 109	942	394 559
Cash and balances with central banks	16 670				16 670
Other short-term securities	18 501				18 501
Government and other securities	19 146				19 146
Loans and advances and other asset	299 875	205	20 109	942	321 131
Deferred taxation assets	116				116
Current taxation receivable	155				155
Clients' indebtedness for acceptances	2 487				2 487
Other investments	8 010				8 010
Property and equipment and intangible assets	8 343				8 343
Total liabilities	348 923	85	20 728	358	370 094
Long-term debt instruments	8 389				8 389
Amounts owed to depositors	336 103	85	20 728	358	357 274
Deferred taxation liabilities	1 590				1 590
Current taxation liabilities	375				375
Liabilities under acceptances	2 466				2 466
Net assets	24 380	120	(619)	584	24 465
Intercompany	(218)	120	(619)	584	(133)
Capital	24 598	–	–	–	24 598
Nedbank Group offshore					
Total assets	1 492	9 240	10 069	9 552	30 353
Cash and balances with central banks	693	104	935	904	2 636
Other short-term securities		5 968	771	516	7 255
Government and other securities		204	1 664	1 182	3 050
Loans and advances and other assets	799	2 917	6 630	6 761	17 107
Deferred taxation assets		1		3	4
Current taxation receivable				6	6
Clients' indebtedness for acceptances		36	38	16	90
Other investments			30	22	52
Property and equipment and intangible assets		10	1	142	153
Total liabilities	692	8 233	7 288	9 217	25 430
Long-term debt instruments			128	1	129
Amounts owed to depositors	692	8 182	7 118	9 080	25 072
Deferred taxation liabilities				59	59
Current taxation liabilities		15	4	40	59
Liabilities under acceptances		36	38	37	111
Net assets	800	1 007	2 781	335	4 923
Intercompany	800	(771)	615	(511)	133
Capital	–	1 778	2 166	846	4 790

This balance sheet provides a view of the currency in which group balance sheet items are presented, expressed in South African rand.

Geographical currency representation of balance sheet

at 31 December

2005	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Nedbank Group domestic					
Total assets	311 013	581	14 730	1 554	327 878
Cash and balances with central banks	14 490				14 490
Other short-term securities	12 664				12 664
Government and other securities	20 022				20 022
Loans and advances and other assets	246 338	581	14 730	1 554	263 203
Deferred taxation assets	672				672
Current taxation receivable	134				134
Clients' indebtedness for acceptances	1 237				1 237
Other investments	7 329				7 329
Property and equipment and intangible assets	8 127				8 127
Total liabilities	291 239	439	15 544	718	307 940
Long-term debt instruments	6 901				6 901
Amounts owed to depositors	281 747	439	15 544	718	298 448
Deferred taxation liabilities	904				904
Current taxation liabilities	450				450
Liabilities under acceptances	1 237				1 237
Net assets	19 774	142	(814)	836	19 938
Intercompany	(2 603)	142	(814)	836	(2 439)
Capital	22 377	–	–	–	22 377
Nedbank Group offshore					
Total assets	1 307	7 305	7 242	8 526	24 380
Cash and balances with central banks	22	845	776	756	2 399
Other short-term securities		3 216	566	568	4 350
Government and other securities		211	1 296	1 129	2 636
Loans and advances and other assets	1 285	3 019	4 470	5 818	14 592
Deferred taxation assets		4		4	8
Current taxation receivable					
Clients' indebtedness for acceptances			30	24	54
Other investments			104	99	203
Property, equipment and intangible assets		10		128	138
Total liabilities	716	7 033	3 969	6 291	18 009
Long-term debt instruments			371	1	372
Amounts owed to depositors	716	7 013	3 563	6 220	17 512
Deferred taxation liabilities		2	1	52	55
Current taxation liabilities		18	4	(6)	16
Liabilities under acceptances			30	24	54
Net assets	591	272	3 273	2 235	6 371
Intercompany	591	(1 103)	1 349	1 602	2 439
Capital	–	1 375	1 924	633	3 932

This balance sheet provides a view of the currency in which group balance sheet items are presented, expressed in South African rand.

Currency representation of balance sheet
at 31 December

2006	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	**374 794**	**9 446**	**30 178**	**10 494**	**424 912**
Cash and balances with central banks	17 363	104	935	904	19 306
Other short-term securities	18 501	5 968	771	516	25 756
Government and other securities	19 146	204	1 664	1 182	22 196
Loans and advances and other assets	300 673	3 123	26 739	7 703	338 238
Deferred taxation assets	116	1		3	120
Current taxation receivable	155			6	161
Clients' indebtedness for acceptances	2 487	36	38	16	2 577
Other investments	8 010		30	22	8 062
Property and equipment and intangible assets	8 343	10	1	142	8 496
Total liabilities	**349 614**	**8 319**	**28 016**	**9 575**	**395 524**
Long-term debt instruments	8 389		128	1	8 518
Amounts owed to depositors	336 794	8 268	27 846	9 438	382 346
Deferred taxation liabilities	1 590			59	1 649
Current taxation liabilities	375	15	4	40	434
Liabilities under acceptances	2 466	36	38	37	2 577
Net assets	**25 180**	**1 127**	**2 162**	**919**	**29 388**
Capital	**24 598**	**1 778**	**2 166**	**846**	**29 388**
	(582)	**651**	**4**	**(73)**	**–**

2005	Rand Rm	UK£ Rm	US$ Rm	Other Rm	Total Rm
Total assets	312 320	7 886	21 972	10 080	352 258
Cash and balances with central banks	14 512	845	776	756	16 889
Other short-term securities	12 664	3 216	566	568	17 014
Government and other securities	20 022	211	1 296	1 129	22 658
Loans and advances and other assets	247 623	3 600	19 200	7 372	277 795
Deferred taxation assets	672	4		4	680
Current taxation receivable	134				134
Clients' indebtedness for acceptances	1 237		30	24	1 291
Other investments	7 329		104	99	7 532
Property and equipment and intangible assets	8 127	10		128	8 265
Total liabilities	291 954	7 472	19 514	7 009	325 949
Long-term debt instruments	6 901		371	1	7 273
Amounts owed to depositors	282 462	7 452	19 108	6 938	315 960
Deferred taxation liabilities	904	2	1	52	959
Current taxation liabilities	450	18	4	(6)	466
Liabilities under acceptances	1 237		30	24	1 291
Net assets	20 366	414	2 458	3 071	26 309
Capital	22 377	1 375	1 924	633	26 309
	2 011	961	(534)	(2 438)	–

The group's capital adequacy ratio (CAR) and risk-weighted assets are based on the aggregation of the banks within the group. The requirement of capital adequacy is not a group concept, but is a requirement of each bank. The table below is indicative of the group as a whole, as if it were a bank.

Rm	Percentage weighting	Risk-weighted assets Reviewed 2006	Reviewed 2005
Money, interbank deposits and claims on central government			
Land bank and other public sector bodies	10	415	86
Trade transactions with recourse to other banks	20	8 051	7 002
Residential mortgage loans	50	37 892	28 738
All other banking assets excluding intragroup	100	182 948	146 554
Notional trading assets	100	4 905	8 391
All other non-banking assets	100	26 586	23 154
Total on-balance-sheet items		260 797	213 925
Off-balance-sheet items	0 – 100	13 538	9 759
Counterparty risk	0 – 100	2 579	2 072
Total risk-weighted assets		276 914	225 756

Nedbank Group	2006 Capital Rm	2006 %	2005 Capital Rm	2005 %
Tier 1 capital (primary)	22 932	8,3	21 151	9,4
Share capital and reserves	25 116	9,1	22 490	10,0
Minority interest: ordinary shareholders	1 202	0,4	1 049	0,5
Minority interest: preference shareholders	3 070	1,1	2 770	1,2
Impairments	(7)			
Goodwill	(3 695)	(1,3)	(3 687)	(1,6)
Other regulatory differences	(2 754)	(1,0)	(1 471)	(0,7)
Tier 2 capital (secondary)	9 593	3,4	7 648	3,4
Long-term debt instruments	8 518	3,1	7 273	3,2
Tier 2 bonds not qualifing as Tier 2 capital	(416)	(0,2)	(591)	(0,3)
Provision for performing loans	1 296	0,4	795	0,4
Other regulatory differences	195	0,1	171	0,1
Tier 3 capital (tertiary)	158	0,1	300	0,1
	32 683	11,8	29 099	12,9

Capital adequacy analysis by bank

(Solo supervision)	Country CARs %	2006 Risk-weighted assets Rm	2006 Capital %	2005 Risk-weighted assets Rm	2005 Capital %
Nedbank Limited	10	240 307	11,4	194 524	13,3
Imperial Bank Limited	10	27 806	10,5	19 997	10,2
Nedbank (Lesotho) Limited	8	405	23,3	329	28,7
Nedbank (Swaziland) Limited	8	547	16,7	435	17,4
Nedbank (Malawi) Limited	8	77	21,1	55	30,3
Nedbank (Namibia) Limited	10	2 851	11,3	2 516	11,2
SBM Nedbank International Limited	10	76	211,5	116	62,4
Fairbairn Private Bank (Jersey) Limited	11	1 515	14,1	1 184	13,0
Fairbairn Private Bank (IOM) Limited	11,5	2 447	14,4	1 806	14,8

	2006 Rm	Restated 2005 Rm
Interest and similar income	28 521	23 234
Interest expense and similar charges	17 558	14 705
Net interest income	10 963	8 529
Impairment losses on loans and advances	1 483	1 189
Income from lending activities	9 480	7 340
Non-interest revenue	9 468	8 469
Operating income	18 948	15 809
Total operating expenses	11 886	11 017
Operating expenses	11 740	10 469
Merger and recovery programme expenses		155
BEE transaction costs	146	393
Indirect taxation	345	223
Profit from operations before non-trading and capital items	6 717	4 569
Non-trading and capital items	124	701
Profit from operations	6 841	5 270
Share of profit of associates and joint ventures	153	167
Profit before direct taxation	6 994	5 437
Direct taxation	1 933	1 140
Profit for the year	5 061	4 297
Minority interest attributable to ordinary shareholders	309	233
Minority interest attributable to preference shareholders	219	228
Profit attributable to equity holders of the parent	4 533	3 836
Less: non-trading and capital items	98	669
– Non-trading and capital items	124	701
– Tax on non-trading and capital items	(26)	(32)
Headline earnings	4 435	3 167
Average exchange rate at 31 December for R1	1	1

The income statement in South African rand has been translated into other currencies at the average exchange rates for the year.

2006 $m	Restated 2005 $m	2006 £m	Restated 2005 £m	2006 €m	Restated 2005 €m
4 184	3 648	2 253	2 014	3 306	2 948
2 576	2 309	1 387	1 275	2 035	1 866
1 608	1 339	866	739	1 271	1 082
218	187	117	103	172	151
1 390	1 152	749	636	1 099	931
1 389	1 330	748	734	1 097	1 075
2 779	2 482	1 497	1 370	2 196	2 006
1 743	1 730	939	955	1 378	1 399
1 722	1 644	927	908	1 361	1 329
	24		13		20
21	62	12	34	17	50
51	35	27	19	40	28
985	717	531	396	778	579
18	110	10	61	14	89
1 003	827	541	457	792	668
22	26	12	14	18	21
1 025	853	553	471	810	689
284	179	153	99	224	145
741	674	400	372	586	544
45	37	24	20	36	30
32	36	17	20	25	29
664	601	359	332	525	485
14	105	8	58	11	85
18	110	10	61	14	89
(4)	(5)	(2)	(3)	(3)	(4)
650	496	351	274	514	400
0,1467	0,1570	0,0790	0,0867	0,1159	0,1269

Group currency-adjusted balance sheet

at 31 December

	2006 Rm	2005 Rm
Assets		
Cash and cash equivalents	12 267	11 142
Other short-term securities	25 756	17 014
Derivative financial instruments	15 273	16 176
Government and other securities	22 196	22 658
Loans and advances	308 563	248 408
Other assets	12 468	11 601
Customers' indebtedness for acceptances	2 577	1 291
Current taxation receivable	161	134
Investment securities	7 155	6 875
Non-current assets held for sale	490	385
Investments in associate companies and joint ventures	907	657
Deferred taxation asset	120	680
Investment property	158	163
Property and equipment	3 377	3 095
Long-term employee benefit assets	1 444	1 225
Computer software and capitalised development costs	1 266	1 320
Mandatory reserve deposits with central bank	7 039	5 747
Goodwill	3 695	3 687
Total assets	**424 912**	**352 258**
Shareholders' equity and liabilities		
Ordinary share capital	395	402
Ordinary share premium	9 727	10 465
Reserves	14 994	11 623
Total equity attributable to equity holders	**25 116**	**22 490**
Minority shareholders' equity attributable to:		
– ordinary shareholders	1 202	1 049
– preference shareholders	3 070	2 770
Total equity	**29 388**	**26 309**
Derivative financial instruments	12 904	17 055
Amounts owed to depositors	324 685	261 311
Other liabilities	37 847	32 357
Liabilities under acceptances	2 577	1 291
Current taxation liabilities	434	466
Other liabilities held for sale	417	
Deferred taxation liabilities	1 649	959
Long-term employee benefit liabilities	1 215	1 071
Investment contract liabilities	5 278	4 166
Long-term debt instruments	8 518	7 273
Total liabilities	**395 524**	**325 949**
Total equity and liabilities	**424 912**	**352 258**
Guarantees on behalf of clients	**15 250**	**11 064**
Exchange rate at 31 December for R1	**1**	**1**

The balance sheet reported in South African rand has been translated into other currencies at the closing exchange rate at 31 December.

2006 $m	2005 $m	2006 £m	2005 £m	2006 €m	2005 €m
1 753	1 760	893	1 021	1 331	1 488
3 680	2 688	1 875	1 559	2 795	2 272
2 182	2 555	1 112	1 482	1 657	2 160
3 172	3 579	1 616	2 076	2 408	3 026
44 094	39 243	22 463	22 762	33 479	33 171
1 782	1 833	908	1 064	1 353	1 548
368	204	188	118	280	172
23	21	12	12	17	18
1 022	1 086	521	630	776	918
70	61	36	35	53	51
130	104	66	60	98	88
17	107	9	62	13	91
23	26	11	15	17	22
483	489	246	284	366	413
206	194	105	112	157	164
181	209	92	121	137	176
1 006	908	512	527	764	767
528	583	269	338	401	492
60 720	55 650	30 934	32 278	46 102	47 037
56	64	29	37	43	54
1 390	1 653	708	959	1 055	1 397
2 143	1 836	1 092	1 065	1 627	1 552
3 589	3 553	1 829	2 061	2 725	3 003
172	166	89	96	130	140
439	438	223	254	333	370
4 200	4 157	2 141	2 411	3 188	3 513
1 844	2 694	939	1 563	1 400	2 277
46 397	41 281	23 637	23 944	35 228	34 894
5 408	5 112	2 755	2 965	4 106	4 321
368	204	188	118	280	172
62	74	32	43	47	62
60		30		45	
236	152	120	88	179	128
174	169	88	98	132	143
754	658	384	382	573	556
1 217	1 149	620	666	924	971
56 520	51 493	28 793	29 867	42 914	43 524
60 720	55 650	30 934	32 278	46 102	47 037
2 179	1 748	1 110	1 014	1 655	1 477
0,1429	0,1580	0,0728	0,0916	0,1085	0,1335

2006

Nedbank Group annual financial statements

Reg No 1966/010630/06 (Incorporated in the Republic of South Africa)

www.nedbankgroup.co.za


invest

The directors are responsible for the preparation and fair presentation of the group annual financial statements and annual financial statements of Nedbank Group Limited, comprising the balance sheets at 31 December 2006; and the income statements, the statements of changes in equity and cash flow statements for the year then ended; as well as the notes to the financial statements, which include a summary of significant accounting policies and other explanatory notes; and the directors' report, in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa.

The directors' responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of these financial statements, which are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

The directors' responsibility also includes maintaining adequate accounting records and an effective system of risk management.

The directors have made an assessment of the group and company's ability to continue as going concerns and there is no reason to believe the group and company will not be going concerns in the year ahead.

The auditors are responsible for reporting on whether the group annual financial statements and annual financial statements are fairly presented in accordance with the applicable financial reporting framework.

APPROVAL OF GROUP ANNUAL FINANCIAL STATEMENTS AND ANNUAL FINANCIAL STATEMENTS

The group annual financial statements and annual financial statements of Nedbank Group Limited, as identified in the first paragraph, were approved by the Nedbank Group Board of Directors on 12 March 2007 and are signed on its behalf by:

Dr RJ Khoza
Chairman

TA Boardman
Chief Executive Officer

Sandown
12 March 2007

Company Secretary's certification

In terms of section 268G(d) of the Companies Act, 61 of 1973, as amended, I certify that, to the best of my knowledge and belief, Nedbank Group Limited has lodged with the Registrar of Companies for the financial year ended 31 December 2006 all such returns as are required of a public company in terms of the Companies Act, and that all such returns are true, correct and up to date.



GS Nienaber
Company Secretary

Sandown
12 March 2007

REPORT ON THE FINANCIAL STATEMENTS

We have audited the group annual financial statements and the annual financial statements of Nedbank Group Limited, which comprise the balance sheets at 31 December 2006, and the income statements, the statements of changes in equity and cash flow statements for the year then ended, and the notes to the financial statements, which include a summary of significant accounting policies and other explanatory notes, and the Directors' Report as set out on pages 168 to 280 and the Remuneration Report on pages 93 to 103.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards and in the manner required by the Companies Act of South Africa. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion these financial statements present fairly, in all material respects, the consolidated and separate financial position of Nedbank Group Limited at 31 December 2006, and its consolidated and separate financial performance and consolidated and separate cash flows for the year then ended in accordance with International Financial Reporting Standards, and in the manner required by the Companies Act of South Africa.

KPMG Inc

KPMG Inc.
Per TA Middlemiss
Chartered Accountant (SA)
Registered Auditor
Director

KPMG Crescent
85 Empire Road, Parktown
Johannesburg

Policy Board:
RM Kgosana (Chairman), TW Grieve (Chief Executive), TH Bashall, BG Bauer, DC Duffield, J Geel, A Hari, TH Hoole, D Jackson, GI Maile, AM Mokqabudi, S Naidoo, CM Read, YGH Suleman, D van Heerden, JM Vice

A list of directors' names is available for inspection on request.

Sandown
12 March 2007

Deloitte & Touche

Deloitte & Touche
Per CG Troskie
Partner

Building 8, Deloitte Place
The Woodlands, Woodmead Drive
Sandton

National Executive: GG Gelink (Chief Executive), AE Swiegers (Chief Operating Officer), GM Pinnock (Audit), DL Kennedy (Tax), L Geeringh (Consulting), MG Crisp (Financial Advisory), L Bam (Strategy), CR Beukman (Finance), TJ Brown (Clients and Markets), SJC Sibisi (Public Sector and Corporate Social Responsibility), NT Mtoba (Chairman of the Board), J Rhynes (Deputy Chairman of the Board)

A full list of partners and directors is available on request.

NATURE OF BUSINESS

Nedbank Group Limited (Nedbank Group or the company) is a registered bank controlling company that, through its subsidiaries, provides a wide range of financial services and is listed under 'banks' on the JSE Limited (JSE).

FINANCIAL RESULTS

Full details of the financial results are set out on pages 172 to 280 of these annual financial statements.

YEAR UNDER REVIEW

The year under review is fully covered in the Chairman's Statement, Chief Executive's Report, operational reviews and the Chief Financial Officer's Report.

SHARE CAPITAL

Details of the authorised and issued share capital, together with details of shares issued and options granted during the year, appear in note 36 to the annual financial statements.

OWNERSHIP

The holding company of Nedbank Group is Old Mutual Life Assurance Company (South Africa) Limited and associates, which holds 50,58% of the issued ordinary shares of the company. The ultimate holding company is Old Mutual plc, incorporated in England and Wales. Further details of shareholders appear on page 282.

DIVIDENDS

Details of the dividends appear in note 17 to the annual financial statements.

DIRECTORS

Biographical details of the current directors appear on pages 30 to 33. Details of directors' remuneration and share options appear on pages 93 to 103.

During the period under review the following changes occurred in the board of Nedbank Group:

- WAM Clewlow retired as Chairman and non-executive director (4 May 2006);
- RJ Khoza was appointed Chairman (4 May 2006);
- JVF Roberts resigned as non-executive director (5 May 2006);
- TCP Chikane was appointed as an independent non-executive director (1 November 2006); and
- RG Cottrell retired as an independent non-executive director (30 November 2006).

Recognising that the chairman is not an independent non-executive director, and in line with the recommendations of the UK Combined Code, CJW Ball has been appointed to the position of senior independent director as of 16 Febuary 2007.

The directors who, in terms of the articles of association, retire by rotation at the annual general meeting are Prof MM Katz and Messrs CJW Ball, BE Davison, ME Mkwanazi and JH Sutcliffe and they, being eligible, make themselves available for reelection. Ms TCP Chikane was appointed on 1 November 2006, and in terms of the articles her appointment terminates at the annual general meeting. She is available for election.

Details of the members of the board who served throughout the year, except as listed, are given below:

Name	Position as director	Date appointed as director	Date resigned/retired (where applicable)
CJW Ball	Independent non-executive director	1 November 2002	
TA Boardman	Chief Executive – executive director	1 November 2002	
MWT Brown	Chief Financial Officer – executive director	17 June 2004	
TCP Chikane	Independent non-executive director	1 November 2006	
WAM Clewlow	Chairman – non-executive director	15 September 2000	4 May 2006
RG Cottrell	Independent non-executive director	25 November 2002	30 November 2006
BE Davison	Independent non-executive director	25 November 2002	
N Dennis (British)	Independent non-executive director	25 November 2002	
MA Enus-Brey	Non-executive director	16 August 2005	
B de L Figaji	Independent non-executive director	25 November 2002	
RM Head (British)	Non-executive director	1 January 2005	
MM Katz	Vice-chairman – non-executive director	4 November 1997	
RJ Khoza	Chairman – non-executive director	16 August 2005	
JB Magwaza	Independent non-executive director	1 October 1996	
ME Mkwanazi	Independent non-executive director	20 April 1999	
ML Ndlovu	Vice-chairman – non-executive director	1 November 1994	
JVF Roberts (British)	Non-executive director	1 January 2001	5 May 2006
CML Savage	Independent non-executive director	1 November 2002	
GT Serobe	Non-executive director	16 August 2005	
JH Sutcliffe (British)	Non-executive director	10 December 2001	

COMPANY SECRETARY AND REGISTERED OFFICE

The Company Secretary is Mr GS Nienaber and his addresses and the registered office are as follows:

Business address	Registered address	Postal address
Nedbank Group Limited	135 Rivonia Road	Nedbank Group Limited
Nedbank Sandton	Sandown	PO Box 1144
135 Rivonia Road	2196	Johannesburg, 2000
Sandown, 2196		South Africa
South Africa		

PROPERTY AND EQUIPMENT

There was no material change in the nature of the property and equipment of the group or in the policy regarding their use during the year.

CONTRACTS

In 2005 the Wiphold Consortium and the Brimstone Consortium were chosen as active black business partners to assist in growing and repositioning the Nedbank Group business and driving its internal transformation. Aka Capital fulfils the role of business development partner. Accordingly, performance agreements were entered into between Nedbank Group and the aforementioned parties, which govern, inter alia, the setting of the performance criteria, their evaluation and the performance fees in respect of the black business partner and business development trusts.

DIRECTORS' SERVICE CONTRACTS

There are no service contracts with the directors of the company, except for the service contracts with Dr RJ Khoza and Messrs TA Boardman and MWT Brown, and a consultancy contract with Mr ML Ndlovu.

The key responsibilities relating to Dr RJ Khoza's position as Chairman of Nedbank Group are encapsulated in a contract, which also addresses, inter alia, his remuneration and term for occupying the position as Chairman.

Mr TA Boardman's employment is governed by a service contract, the terms of which are considered by the Remuneration Committee to provide a proper balance of duties and securities between the respective parties. Mr Boardman's service contract has a termination date of 28 February 2010. This service contract stipulates a maximum notice period of six months under most circumstances.

A similar service contract was agreed at the time of the appointment of Mr MWT Brown on 17 June 2004. This service contract is effective until Mr Brown reaches the normal retirement age and stipulates a maximum notice period of six months under most circumstances.

Mr ML Ndlovu's employment is governed by a consultancy contract, agreed at the time of his appointment as a non-executive vice-chairman of the company on 1 May 2005. Mr Ndlovu has also undertaken, in addition to his board duties, to provide certain consultancy services to Nedbank Group.

INSURANCE

The group has placed cover in the London traditional insurance market of up to R1,85 billion for losses in excess of R50 million. Group captive insurers provide cover for losses that may occur below the R50 million level, retaining R100 million. Certain layers of the group insurance programme are now shared with Old Mutual Group.

SUBSIDIARY COMPANIES

Details of principal subsidiary companies are reflected on pages 266 to 268 of the annual financial statements.

SPECIAL RESOLUTIONS BY NEDBANK GROUP SINCE PREVIOUS ANNUAL GENERAL MEETING

Nedbank Group called a general meeting of its members on 7 December 2006 and, pursuant to the resolutions relating to the then-proposed introduction of broad-based black Namibian ownership into NedNamibia Holdings Limited, obtained approval for the specific repurchase by Nedbank Group of ordinary shares at one or more future dates for cash.

SPECIAL RESOLUTIONS BY SUBSIDIARIES

Nedbank Limited passed a special resolution at a general meeting on 28 July 2006 for the adoption of new articles of association.

Nedbank Limited also passed special resolutions at a general meeting on 20 November 2006, increasing its authorised share capital by the creation of 700 000 000 non-redeemable non-cumulative non-participating preference shares of a nominal value of R0,001 each, amending article 5.2 relating to the definition of equity securities, and amending article 33.5 so that any notice by post shall be deemed to have been served at the time of posting.

BoE Financial Services Suppliers Limited passed a special resolution at a general meeting on 2 October 2006, changing its name to Nedgroup Insurance Administrators Limited.

Nedinsurance Company Limited passed a special resolution at a general meeting on 28 August 2006, changing its name to Nedgroup Insurance Company Limited.

The Vineyard (Pty) Limited passed a special resolution at a general meeting on 1 December 2006, changing its name to Nedgroup Secretariat Services (Pty) Limited, changing the purpose describing the main business and main object to that of acting as company secretary and performing corporate secretarial statutory duties and functions within the Nedbank group of companies and adopting a new memorandum and articles of association.

REPURCHASE OF SHARES

During open trading periods in 2006, in terms of the general authority granted by shareholders, a wholly owned subsidiary of Nedbank Group acquired a total of 13 695 984 Nedbank Group shares (constituting approximately 3,04% of Nedbank Group's issued share capital) at an average price of R109,95 per share (total consideration paid: R1 505 848 835). Including the shares acquired in 2005, this subsidiary now holds 14 715 049 shares (constituting approximately 3,26% of Nedbank Group's issued share capital) bought at an average price of R109,10 (total consideration paid: R1 605 437 835). The Nedbank Group shares repurchased in terms of the general authority are treated as treasury shares. As such, these shares have no voting rights and are disregarded in calculating earnings and net asset value per share. As the shares had been acquired by a Nedbank Group subsidiary (and not Nedbank Group itself), application was not made to the JSE, on which Nedbank Group shares are listed, for the reduction in the number of Nedbank Group shares listed. Should Nedbank Group wish to use these treasury shares, such use will be treated as a fresh issue of shares in terms in the JSE listing requirements.

Members will be requested to renew the general authority enabling the company or a subsidiary of the company to repurchase shares.

POST-BALANCE-SHEET EVENTS

The directors are not aware of any material post-balance-sheet events that have occurred between balance sheet date and 12 March 2007.

DIRECTORS' INTERESTS

At 31 December 2006 the directors' interests in ordinary shares in Nedbank Group were as follows:

	Beneficial				Non-beneficial	
	Direct		Indirect		Indirect	
Number of shares	2006	2005	2006	2005	2006	2005
CJW Ball	10 000	10 000				
TA Boardman	25 098	15 098				
MWT Brown	17 203	9 803	909	909		
TCP Chikane						
BE Davison						
N Dennis						
MA Enus-Brey*+			1 610	1 592	546	546
B de L Figaji*			103 364	99 789	2 296	2 296
RM Head						
MM Katz			4 482	4 325		
RJ Khoza*++			1 031	1 031	1 031	1 031
JB Magwaza*	153	150	103 314	99 739	549	549
ME Mkwanazi*	1 728	1 667	103 364	99 789	1 148	1 148
ML Ndlovu			222 917	215 768		
CML Savage	8 452	8 452				
GT Serobe*+++			972	972	2 458	2 458
JH Sutcliffe						
Total	62 634	45 170	541 963	523 914	8 028	8 028

* *Includes shares bought in terms of the Retail Eyethu Scheme by immediate family members.*
\+ *Excludes 3 993 757 and 4 138 490 shares held by The Brimstone-Mtha Financial Services Trust in 2005 and 2006 respectively.*
++ *Excludes 1 697 346 and 1 758 858 shares held by The Aka-Nedbank Eyethu Trust in 2005 and 2006 respectively.*
+++ *Excludes 3 993 757 and 4 138 490 shares held by The Wiphold Financial Services Number Two Trust in 2005 and 2006 respectively.*
Refer to the circular to ordinary shareholders issued on 15 June 2005 for further information relating to the abovementioned trusts.

None of the directors had any direct non-beneficial interest in the shares of the company during the year under review.

At 31 December 2006 the directors' interests in the non-redeemable, non-cumulative preference shares of R0,001 each in Nedbank Limited were as follows:

	Beneficial				Non-beneficial	
	Direct		Indirect		Indirect	
Number of shares	2006	2005	2006	2005	2006	2005
CJW Ball	144 300	144 300				
TA Boardman					85 000	85 000
MWT Brown						
TCP Chikane						
BE Davison						
N Dennis	47 500	47 500				
B de L Figaji						
MA Enus-Brey						
RM Head						
MM Katz	475 000	475 000			105 000	105 000
RJ Khoza						
JB Magwaza						
ME Mkwanazi						
ML Ndlovu						
CML Savage			212 700	212 700		
GT Serobe						
JH Sutcliffe						
Total	666 800	666 800	212 700	212 700	190 000	190 000

None of the directors had any direct non-beneficial interest in Nedbank preference shares during the year under review.

There has been no material change in directors' interests since 31 December 2006. There are 625 143 (2005: 731 794) options outstanding that have been granted to directors in terms of the Nedcor Group (1994) Employee Incentive Scheme and 310 000 (2005: 220 000) options outstanding that have been granted to directors in terms of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme. Refer to the Remuneration Report on pages 93 to 103.

	Notes	2006 Rm	2005 Rm
Interest and similar income	8	**28 521**	23 234
Interest expense and similar charges	9	**17 558**	14 705
Net interest income		**10 963**	8 529
Impairment losses on loans and advances	24.1	**1 483**	1 189
Income from lending activities		**9 480**	7 340
Non-interest revenue*	10	**9 468**	8 469
Operating income		**18 948**	15 809
Total operating expenses		**11 886**	11 017
Operating expenses*	11	**11 740**	10 469
Merger and recovery programme expenses	12.1		155
BEE transaction expenses	12.2	**146**	393
Indirect taxation	13	**345**	223
Profit from operations before non-trading and capital items		**6 717**	4 569
Non-trading and capital items	14	**124**	701
Profit from operations		**6 841**	5 270
Share of profit of associates and joint ventures	28.2	**153**	167
Profit before direct taxation		**6 994**	5 437
Direct taxation	15.1	**1 933**	1 140
Profit for the year		**5 061**	4 297
Profit attributable to:			
Equity holders of the parent		**4 533**	3 836
Minority interest – ordinary shareholders		**309**	233
Minority interest – preference shareholders		**219**	228
		5 061	4 297
Basic earnings per share (cents)	16	**1 135**	966
Diluted earnings per share (cents)	16	**1 099**	958
Dividend paid per share (cents)	17.1	**394**	181
Dividend declared per share (cents)	17.1	**493**	290

**2005 restated, refer note 10.*

	Notes	2006 Rm	2005 Rm
Assets			
Cash and cash equivalents	18	**12 267**	11 142
Other short-term securities	19	**25 756**	17 014
Derivative financial instruments	20.1	**15 273**	16 176
Government and other securities	22	**22 196**	22 658
Loans and advances	23 and 24	**308 563**	248 408
Other assets	25	**12 468**	11 601
Clients' indebtedness for acceptances		**2 577**	1 291
Current taxation receivable	26	**161**	134
Investment securities	27	**7 155**	6 875
Non-current assets held for sale	29	**490**	385
Investments in associate companies and joint ventures	28	**907**	657
Deferred taxation asset	30	**120**	680
Investment property	31	**158**	163
Property and equipment	32	**3 377**	3 095
Long-term employee benefit assets	33	**1 444**	1 225
Computer software and capitalised development costs	34	**1 266**	1 320
Mandatory reserve deposits with central bank	18	**7 039**	5 747
Goodwill	35	**3 695**	3 687
Total assets		**424 912**	352 258
Total equity and liabilities			
Ordinary share capital	36.1	**395**	402
Ordinary share premium		**9 727**	10 465
Reserves		**14 994**	11 623
Total equity attributable to equity holders of the parent		**25 116**	22 490
Minority shareholders' equity attributable to:			
– ordinary shareholders		**1 202**	1 049
– preference shareholders	36.2	**3 070**	2 770
Total equity		**29 388**	26 309
Derivative financial instruments	20.1	**12 904**	17 055
Amounts owed to depositors	37	**324 685**	261 311
Other liabilities	37.4	**37 847**	32 357
Liabilities under acceptances		**2 577**	1 291
Current taxation liabilities	26	**434**	466
Other liabilities held for sale	29	**417**	
Deferred taxation liabilities	30	**1 649**	959
Long-term employee benefit liabilities	33	**1 215**	1 071
Investment contract liabilities	38	**5 278**	4 166
Long-term debt instruments	39	**8 518**	7 273
Total liabilities		**395 524**	325 949
Total equity and liabilities		**424 912**	352 258
Guarantees on behalf of customers	40	**15 250**	11 064

	Number of ordinary shares	Ordinary share capital Rm	Ordinary share premium Rm	Reserves not available for distribution Rm
Balance at 31 December 2004	393 971 390	394	9 892	56
Net income/(expense) recognised directly in equity		–	–	3
Transfer from/(to) reserves				73
Release of reserve previously not available***				(70)
Foreign currency translation reserve movements				
Revaluation of owner-occupied property				
Share-based payments reserve movements				
Available-for-sale reserve movements				
Buyout of minorities				
Capitalisation of minorities				
Disposal of subsidiaries				
Other				
Shares issued for options exercised under the Nedcor (1994) Share Incentive Scheme	3 089 336	4	258	
Shares issued in terms of capitalisation award	4 242 512	4	360	
Shares issued in terms of BEE transaction	41 268 130	41	723	
Share issue expenses			(54)	
Shares acquired by group entities	(1 021 381)	(1)	(99)	
Shares acquired by BEE trusts	(39 796 430)	(40)	(615)	
Preference share dividend paid				
Dividends to shareholders				
Profit for the year				
Balance at 31 December 2005	**401 753 557**	**402**	**10 465**	**59**
Net income/(expense) recognised directly in equity		–	–	34
Transfer from/(to) reserves				139
Release of reserve previously not available***				(105)
Foreign currency translation reserve movements				
Revaluation of owner-occupied property				
Share-based payments reserve movements				
Available-for-sale reserve movements				
Other				
Shares issued for options exercised under the Nedcor (1994) Share Incentive Scheme	2 382 090	2	293	
Shares issued in terms of capitalisation award	5 025 656	5	551	
Shares issued in terms of BEE transaction	665 442	1	24	
Share issue expenses			(1)	
Shares acquired by group entities	(13 699 677)	(14)	(1 499)	
Shares acquired by BEE trusts	(1 441 586)	(1)	(106)	
Preference share dividend paid				
Shares issued/(repurchased) by subsidiary				
Dividends to shareholders				
Profit for the year				
Balance at 31 December 2006	394 685 482	395	9 727	93

**Represents mainly other non-distributable revaluation surplus on capital items.*

***Represents the accumulated profits after distributions to shareholders and appropriations of distributable reserves to other non-distributable reserves.*

****Relates to differences between the market price and the exercise price of the options granted to employees that were exercised during the current year.*

Foreign currency translation reserve Rm	Property revaluation reserve Rm	Share-based payments reserve Rm	Other* non-distributable reserves Rm	Available-for-sale reserve Rm	Other** distributable reserves Rm	Total equity attributable to equity holders of the parent Rm	Minority shareholders' equity attributable to ordinary shareholders Rm	Minority shareholders' equity attributable to preference shareholders Rm	Total equity Rm
(148)	262	35	168	489	7 189	18 337	680	2 770	21 787
95	153	466	65	(204)	(115)	463	136	–	599
			60		(133)	–			–
						(70)			(70)
95						95	10		105
	153					153			153
		466				466			466
				(204)		(204)			(204)
						–	27		27
						–	107		107
						–	(10)		(10)
			5		18	23	2		25
						262			262
						364			364
						764			764
						(54)			(54)
						(100)			(100)
						(655)			(655)
						–		(228)	(228)
					(727)	(727)			(727)
					3 836	3 836	233	228	4 297
(53)	415	501	233	285	10 183	22 490	1 049	2 770	26 309
334	70	135	125	(110)	(188)	400	17	–	417
	(7)	(90)	131		(173)	–			–
						(105)			(105)
334						334	21		355
	77					77			77
		225				225			225
				(110)		(110)			(110)
			(6)		(15)	(21)	(4)		(25)
						295			295
						556			556
						25			25
						(1)			(1)
						(1 513)			(1 513)
						(107)			(107)
						–		(219)	(219)
						–	(150)	300	150
					(1 562)	(1 562)	(23)		(1 585)
					4 533	4 533	309	219	5 061
281	485	636	358	175	12 966	25 116	1 202	3 070	29 388

	Notes	2006 Rm	2005 Rm
Cash generated by operations	43.1	9 297	6 898
Cash received from clients*	43.2	37 806	31 329
Cash paid to clients, employees and suppliers*	43.3	(28 561)	(24 788)
Dividends received on investments		173	140
Recoveries on loans previously written off		296	226
Effects of exchange rate changes on cash and cash equivalents (excluding foreign borrowings)		(417)	(9)
Change in funds for operating activities		(3 739)	2 023
Increase in operating assets	43.4	(71 591)	(17 986)
Increase in operating liabilities	43.5	67 852	20 009
Net cash from operating activities before taxation		5 558	8 921
Taxation paid	43.6	(953)	(852)
Cash flows from operating activities		4 605	8 069
Cash flows utilised by investing activities		(1 057)	(927)
Acquisition of property and equipment		(1 097)	(750)
Proceeds on disposal of property and equipment		57	132
Net disposal/(acquisition) of investment banking assets		6	(228)
Net acquisition of investments in associate companies and other investments		(273)	(82)
Disposal of investments in subsidiary companies net of cash	43.7	286	1
Acquisition of investments in subsidiary companies net of cash	43.8	(36)	
Cash flows utilised by financing activities		(1 131)	(303)
Ordinary shares (repurchased)/issued		(745)	581
Increase/(decrease) in long-term debt instruments		1 245	(36)
Shares issued/(repurchased) by subsidiary company		150	107
Dividends paid to ordinary shareholders	43.9	(1 562)	(727)
Preference dividends paid		(219)	(228)
Net increase in cash and cash equivalents		2 417	6 839
Cash and cash equivalents at the beginning of year (including mandatory reserve deposits with central bank)		16 889	10 050
Cash and cash equivalents at the end of the year (including mandatory reserve deposits with central bank)	18	19 306	16 889

**2005 restated, refer note 10.*

	Nedbank Group		Nedbank Corporate	
	2006	2005^	2006	2005^
Balance sheet (Rbn)				
Cash and cash equivalents	19	17	2	1
Other short-term securities	26	17	1	1
Derivative financial instruments	15	16		
Government and other securities	22	23	1	2
Loans and other advances	309	249	133	102
Other assets	34	30	5	2
Intergroup assets	–	–	33	30
Total assets	425	352	175	138
Amounts owed to depositors	325	261	158	125
Other liabilities	49	41	5	3
Derivative financial instruments	13	17		
Intergroup liabilities	–	–		
Long-term debt instruments	9	7		
Allocated capital	29	26	12	10
Total equity and liabilities	425	352	175	138
Income statement (Rm)				
Net interest income	10 963	8 529	4 921	4 025
Impairment charge on loans and advances	1 483	1 189	176	228
Income from lending activities	9 480	7 340	4 745	3 797
Non-interest revenue*	9 468	8 469	2 909	2 426
Operating income	18 948	15 809	7 654	6 223
Total expenses	11 886	11 017	3 976	3 528
Operating expenses*	11 740	10 624	3 924	3 495
BEE transaction expenses	146	393	52	33
Indirect taxation	345	223	35	38
Profit/(Loss) from operations	6 717	4 569	3 643	2 657
Share of profits of associates and joint ventures	153	167	64	51
Profit/(Loss) before direct taxation	6 870	4 736	3 707	2 708
Direct taxation	1 907	1 108	1 091	765
Profit/(Loss) after taxation	4 963	3 628	2 616	1 943
Profit attributable to:				
Minority interest – ordinary shareholders	309	233	63	49
Minority interest – preference shareholders	219	228		
Headline earnings	4 435	3 167	2 553	1 894
Selected ratios**				
Average interest-earning banking assets (Rbn)	280	240	148	125
Return on average assets (%)	1,1+	0,9+	1,7	1,5
Return on average equity (%)	18,6+	15,5+	21,9	18,9
Return on equity (excluding goodwill) (%)	22,1	18,9	21,9	18,9
Interest margin (%)	3,92	3,55	3,32	3,21
Non-interest revenue to gross income (%)*	46,3	49,8	37,2	37,6
Impairments charge to average advances (%)	0,52	0,49	0,15	0,23
Efficiency ratio (%)*	58,2	64,8	50,8	54,7
Efficiency ratio (excluding BEE) (%)	57,5	62,5	50,1	54,2
Effective taxation rate (%)	27,8	23,4	29,4	28,3
Number of employees	24 034	22 188	5 677	5 236

+These ratios were calculated on simple average assets and equity.
**2005 restated, refer note 10.*
***These ratios (unless otherwise stated) were calculated using amounts rounded to Rm to provide more accurate information.*
Depreciation of R456 million (2005: R444 million) and amortisation of R438 million (2005: R423 million) of property, equipment, computer software and capitalised development costs are charged on an activity-justified transfer-pricing methodology by the segment owning the assets to the segments utilising the benefits thereof.

	Nedbank Capital		Nedbank Retail	
	2006	2005^	2006	2005^
Balance sheet (Rbn)				
Cash and cash equivalents	8	8	2	1
Other short-term securities	18	11	6	4
Derivative financial instruments	15	16		
Government and other securities	17	15		
Loans and advances	41	44	107	83
Other assets	8	8	10	8
Intergroup assets	31	15		
Total assets	138	117	125	96
Amounts owed to depositors	89	69	77	67
Other liabilities	32	28	8	7
Derivative financial instruments	13	17		
Intergroup liabilities			34	17
Long-term debt instruments				
Allocated capital	4	3	6	5
Total equity and liabilities	138	117	125	96
Income statement (Rm)				
Net interest income	675	698	5 442	4 389
Impairments charge on loans and advances	118	142	1 047	887
Income from lending activities	557	556	4 395	3 502
Non-interest revenue*	2 048	1 746	4 196	3 706
Operating income	2 605	2 302	8 591	7 208
Total expenses	1 171	1 010	6 389	5 804
Operating expenses*	1 149	1 006	6 346	5 705
BEE transaction expenses	22	4	43	99
Indirect taxation	29	44	157	164
Profit/(Loss) from operations	1 405	1 248	2 045	1 240
Share of profits of associates and joint ventures			83	54
Profit/(Loss) before direct taxation	1 405	1 248	2 128	1 294
Direct taxation	242	270	630	374
Profit/(Loss) after taxation	1 163	978	1 498	920
Minority interest income attributable to				
– ordinary shareholders	18	7	35	24
– preference shareholders				
Headline earnings	1 145	971	1 463	896
Selected ratios**				
Average interest-earning banking assets (Rbn)	56	44	100	81
Return on average assets (%)	1,0	1,2	1,4	1,0
Return on average equity (%)	31,3	27,9	23,0	17,6
Return on equity excluding goodwill (%)	31,3	27,9	23,1	17,6
Interest margin (%)	1,20	1,58	5,44	5,44
Non-interest revenue to gross income (%)*	75,2	71,4	43,5	45,8
Impairments charge to average advances (%)	0,28	0,43	1,10	1,14
Efficiency ratio (%)*	43,0	41,3	66,3	71,7
Efficiency ratio (excluding BEE) (%)	42,2	41,2	65,9	70,5
Effective taxation rate (%)	17,2	21,7	29,6	28,9
Number of employees	626	616	13 442	12 127

+These ratios were calculated on simple average assets and equity.
^2005 restated, refer note 10.
***These ratios (unless otherwise stated) were calculated using amounts rounded to Rm to provide more accurate information.*
Depreciation of R456 million (2005: R444 million) and amortisation of R438 million (2005: R423 million) of property, equipment, computer software and capitalised development costs are charged on an activity-justified transfer-pricing methodology by the segment owning the assets to the segments utilising the benefits thereof.

Imperial Bank		Shared Services		Central Management		Eliminations	
2006	2005^	2006	2005^	2006	2005^	2006	2005^
1		1	1	5	6		
1	1						
				4	6		
28	20						
	1	8	8	3	3		
						(64)	(45)
30	22	9	9	12	15	(64)	(45)
		1					
		4	2		1		
27	19	3	6		3	(64)	(45)
1	1			8	6		
2	2	1	1	4	5		
30	22	9	9	12	15	(64)	(45)
1 079	804	(255)	(366)	(899)	(1 021)		
211	115	(72)	(192)	3	9		
868	689	(183)	(174)	(902)	(1 030)	–	–
64	51	411	480	43	207	(203)	(147)
932	740	228	306	(859)	(823)	(203)	(147)
405	353	174	265	(26)	204	(203)	(147)
405	353	149	256	(30)	(44)	(203)	(147)
		25	9	4	248		
21	14	101	96	2	(133)		
506	373	(47)	(55)	(835)	(894)	–	–
		6	61		1		
506	373	(41)	6	(835)	(893)	–	–
120	79	135	(99)	(311)	(281)		
386	294	(176)	105	(524)	(612)	–	–
193	147		1		5		
				219	228		
193	147	(176)	104	(743)	(845)	–	–
24	17		1	3	9	(51)	(37)
1,5	1,5						
24,7	23,2						
24,7	23,2						
4,47	4,38						
5,6	5,9						
0,87	0,63						
35,4	41,2						
35,4	41,2						
23,7	21,2						
873	793	3 399	3 398	17	18		

^ Restatement of comparatives

Segmental reporting comparative results were restated for 2005 to take account of the ongoing changes for improved profitability measurement. The restatements relate to the introduction, during 2006, of the allocation of the group's STC costs in respect of dividends payable to each cluster, based on profitability, and the alignment of Imperial Bank's contribution, net of minorities, to exclude all group profitibility measurement adjustments.

	Nedbank Group	
	2006	2005
Balance sheet (Rbn)		
Cash and cash equivalents	19	17
Other short-term securities	26	17
Government and other securities	22	23
Derivative financial instruments	15	16
Loans and advances	309	249
Other assets	34	30
Intergroup assets	–	–
Total assets	425	352
Total equity	29	26
Derivative financial instruments	13	17
Amounts owed to depositors	325	261
Other liabilities	49	41
Intergroup liabilities	–	–
Long-term debt instruments	9	7
Total equity and liabilities	425	352
Income statement (Rm)		
Net interest income	10 963	8 529
Impairment charge on loans and advances	1 483	1 189
Income from lending activities	9 480	7 340
Non-interest revenue*	9 468	8 469
Operating income	18 948	15 809
Total expenses	11 886	11 017
Operating expenses*	11 740	10 469
Merger and recovery programme expenses		155
BEE transaction expenses	146	393
Indirect taxation	345	223
Profit/(Loss) from operations	6 717	4 569
Share of profits of associates and joint ventures	153	167
Profit/(Loss) before direct taxation	6 870	4 736
Direct taxation	1 907	1 108
Profit/(Loss) after taxation	4 963	3 628
Profit attributable to:		
Minority interest – ordinary shareholders	309	233
Minority interest – preference shareholders	219	228
Headline earnings	4 435	3 167

** 2005 restated, refer note 10.*

South Africa		Rest of Africa		Rest of world	
2006	2005	**2006**	2005	**2006**	2005
17	14	**1**	1	**1**	2
18	12	**1**	1	**7**	4
20	22			**2**	1
15	16				
295	237	**5**	4	**9**	8
30	26	**1**	1	**3**	3
(3)	(2)	**1**		**2**	2
392	325	**9**	7	**24**	20
24	22	**1**	1	**4**	3
13	16				1
301	243	**7**	5	**17**	13
48	41	**1**			
(3)	(4)		1	**3**	3
9	7				
392	325	**9**	7	**24**	20
10 158	7 958	**513**	328	**292**	243
1 458	1 190	**19**	15	**6**	(16)
8 700	6 768	**494**	313	**286**	259
8 916	7 926	**163**	199	**389**	344
17 616	14 694	**657**	512	**675**	603
11 009	10 283	**445**	326	**432**	408
10 886	9 769	**422**	326	**432**	374
	121				34
123	393	**23**			
337	216	**2**	3	**6**	4
6 270	4 195	**210**	183	**237**	191
151	122	**2**	45		
6 421	4 317	**212**	228	**237**	191
1 778	1 020	**101**	62	**28**	26
4 643	3 297	**111**	166	**209**	165
248	185	**35**	31	**26**	17
219	228				
4 176	2 884	**76**	135	**183**	148

1 ACCOUNTING POLICIES

The following principal accounting policies have been applied consistently in dealing with items that are considered material in relation to the Nedbank Group financial statements.

1.1 Basis of preparation

The group and company financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and the requirements of the South African Companies Act.

The financial statements are presented in South African rands (ZAR), the functional currency of the entity Nedbank Group Limited, and are rounded to the nearest million rands. They are prepared on the historical cost basis, except for:

- non-current assets and disposal groups held for sale that are stated at the lower of carrying amount and fair value less costs to sell; and
- the following assets and liabilities that are stated at their fair value
  - derivative financial instruments,
  - financial assets and financial liabilities classified as held for trading,
  - financial assets and financial liabilities designated at fair value through profit or loss,
  - financial assets classified as available for sale, and
  - investment property and owner-occupied properties.

1.2 Foreign currency translation

(i) Foreign currency transactions

Transactions in foreign currencies are translated into the functional currency of the respective entities in the group at the date of such transactions by applying to the foreign currency the spot exchange rate ruling at the transaction date. The functional currency of the respective entities in the group is the currency of the primary economic environment in which these entities operate. The results and financial position of each individual entity in the group are translated into the functional currency of the entity.

Monetary assets and liabilities in foreign currencies are translated into the functional currency of the respective group entities at the spot exchange rate ruling at the balance sheet date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated into the respective functional currencies of the group entities using the foreign exchange rates ruling at the dates when the fair values were determined. Non-monetary assets and liabilities denominated in foreign currencies that are measured in terms of historical cost are converted into the functional currency of the respective group entities at the rate of exchange ruling at the date of the transaction and are not subsequently retranslated.

Exchange differences that arise on the settlement and translation of monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognised in profit or loss in the period they arise. Exchange differences for non-monetary items are recognised consistently with gains and losses on such items. For example, exchange differences relating to an item for which gains and losses are recognised direct in equity are recognised in equity. Conversely, exchange differences for non-monetary items for which gains and losses are recognised in profit or loss, are recognised in profit or loss.

(ii) Investments in foreign operations

Nedbank Group Limited's presentation currency is South African rands (ZAR). The assets and liabilities, including goodwill, of foreign entities that have functional currencies other than ZAR are translated at the closing rate. Income and expenses are translated using the average exchange rate for the period. The differences that arise on translation are recognised directly in equity. All these exchange differences are recognised as a separate component of equity. On disposal of a foreign operation, the cumulative exchange differences deferred as a separate component of equity relating to the foreign operation being disposed of are recognised in profit or loss when the gain or loss on disposal is recognised. The primary major determinants of non-rand functional currencies are the economic factors that determine the sales price for goods and services and costs. Additional supplementary factors to be considered are funding, autonomy and cash flows.

1.3 Group accounting

(i) Subsidiary undertakings and special-purpose entities

Group

Subsidiary undertakings are those entities, including unincorporated entities such as partnerships, that are controlled by the group. Control is the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities and is presumed to exist when the group owns directly or indirectly through subsidiaries, more than half of the voting power of an entity, unless, in exceptional circumstances, it can clearly be demonstrated that such ownership does not constitute control. The existence and effect of potential voting rights that are currently exercisable or convertible, including potential voting rights held by other entities, are considered when assessing whether the group has control.

Subsidiary undertakings include special-purpose entities (SPEs) that are created to accomplish a narrow, well-defined objective, and may take the form of a company, corporation, trust, partnership or unincorporated entity. The assessment of control for SPEs is based on the substance of the relationship between the group and the special-purpose entity. SPEs in which the group holds half or less of the voting rights, but which are controlled by the group by retaining the majority of risks or benefits, are also included in the group financial statements.

Acquisition of subsidiaries and businesses are accounted for using the purchase method. The cost of the business combination is measured as the aggregate of the fair values (at the date of exchange) of assets given, liabilities incurred or assumed, and equity instruments issued by the group in exchange for control of the acquiree, plus any costs directly attributable to the business combination. The acquiree's identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3: Business Combinations are recognised at their fair values at the acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5: Non-current Assets Held For Sale and Discontinued Operations, which are measured at fair value less costs to sell.

Goodwill arising on acquisition is recognised as an asset and initially measured at cost, being the excess of the cost of the business combination over the group's interest in the fair value of the identifiable assets, liabilities and contingent liabilities recognised. If, after reassessment, the group's interest in the fair value of the acquiree's identifiable assets, liabilities and contingent liabilities exceeds the costs of the business combination, the excess is immediately recognised in profit or loss.

The interest of minority shareholders in the acquiree is initially measured at the minority's proportion of the net fair value of the assets, liabilities and contingent liabilities recognised.

The group financial statements include the assets, liabilities and results of the company and subsidiary undertakings (including special-purpose entities) controlled by the group from the date of acquisition until the date the group ceases to control the subsidiary. Intragroup balances, transactions, income and expenses and profits and losses are eliminated in full in preparation of the group financial statements. Unrealised losses are not eliminated to the extent that they provide objective evidence of impairment.

The difference between the proceeds from the disposal of a subsidiary and its carrying amount as of the date of disposal, including the cumulative amount of any exchange differences that relate to the subsidiary in equity, is recognised in the group income statement as the gain or loss on the disposal of the subsidiary.

Company

Subsidiaries are accounted for on the cost basis.

(ii) Associates

An associate is an entity, including an unincorporated entity such as a partnership, over which the group has the ability to exercise significant influence, but not control or joint control, through participation in the financial and operating policy decisions of the investment (that is neither a subsidiary nor an investment in a joint venture).

Any excess of the cost of acquisition over the group's share of the net fair value of the identifiable assets and liabilities of the associate recognised at the date of the acquisition is recognised as goodwill. The goodwill is included in the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of the acquisition, after reassessment, is recognised immediately in profit or loss.

1 ACCOUNTING POLICIES (continued)

The results and assets and liabilities of associates are incorporated in the group financial statements using the equity method of accounting. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments. When the group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil, inclusive of any debt outstanding, and recognition of further losses is discontinued, except to the extent that the group has incurred or guaranteed obligations in respect of the associate.

Where an entity within the group transacts with an associate of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the relevant associate.

Investments in associates held with the intention of disposing thereof within 12 months are accounted for as non-current assets held for sale (see note 1.19) and those held by long-term policyholder insurance funds are accounted for as financial assets at fair value through profit or loss (see note 1.5).

Where the group has an investment in an associate company held by its venture capital divisions, the investment is classified as held for trading and is measured at fair value, with changes in fair value recognised in profit or loss in the period in which they occur.

(iii) Joint ventures

Joint ventures are those economic activities over which the group has joint control in terms of a contractual agreement. Joint ventures are incorporated in the group financial statements using the equity method of accounting. Any excess of the cost of acquisition over the group's share of the net fair value of the identifiable assets and liabilities of the joint venture recognised at the date of the acquisition is recognised as goodwill. The goodwill is included in the carrying amount of the investment and is assessed for impairment as part of the investment. Any excess of the group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities over the cost of the acquisition, after reassessment, is recognised immediately in profit or loss. The carrying amount of such investments is reduced to recognise any impairment in the value of individual investments.

Where an entity within the group transacts with a joint venture of the group, unrealised profits and losses are eliminated to the extent of the group's interest in the joint venture. When the group's share of losses exceeds the carrying amount of the joint venture, the carrying amount is reduced to nil and recognition of further losses is discontinued, except to the extent that the group has incurred or guaranteed obligations in respect of the joint venture. Investments in joint ventures held with the intention of disposing thereof within 12 months are accounted for as non-current assets held for sale (see note 1.19) and those held by long-term policyholder insurance funds are accounted for as financial assets at fair value through profit or loss (see note 1.5).

Where the group has an investment in a jointly controlled entity held by its venture capital divisions, the investment is classified as held for trading and is measured at fair value, with changes in fair value recognised in profit or loss in the period in which they occur.

1.4 Investment contracts

(i) Investment contract liabilities

Liabilities for unit-linked and market-linked contracts are reported at fair value. For unit-linked contracts the fair value is calculated as the account value of the units, ie the number of units held multiplied by the bid price value of the assets in the underlying fund (adjusted for taxation). For market-linked contracts the fair value of the liability is determined with reference to the fair value of the underlying assets. This fair value is calculated in accordance with the financial soundness valuation basis, except that negative rand reserves arising from the capitalisation of future margins are not permitted. The fair value of the liability, at a minimum, reflects the initial deposit of the client, which is repayable on demand.

Investment contract liabilities (other than unit-linked and market-linked contracts) are measured at amortised cost.

Embedded derivatives included within investment contracts are separated and measured at fair value, and the host contract liability is measured on an amortised-cost basis.

(ii) Revenue on investment management contracts

Fees charged for investment management services provided in conjunction with an investment contract are recognised as revenue as the services are provided. Initial fees that exceed the level of recurring fees and relate to the future provision of services are deferred and amortised over the anticipated period over which services will be provided.

1.5 Financial instruments

Financial instruments, as reflected on the balance sheet, include all financial assets and financial liabilities, including derivative instruments, but exclude investments in subsidiaries, associated companies and joint ventures (other than venture capital), employee benefit plans, property and equipment, deferred taxation, taxation payable, intangible assets, leases and goodwill. Financial instruments are accounted for under IAS 32 Financial Instruments: Disclosure and Presentation and IAS 39 Financial Instruments: Recognition and Measurement. The group does not apply hedge accounting. This accounting policy should be read in conjunction with the group categorised balance sheet (see note 4).

(i) Initial recognition

Financial instruments are recognised on the balance sheet when the group becomes a party to the contractual provisions of a financial instrument. All purchases of financial assets that require delivery within the timeframe established by regulation or market convention (regular-way purchases) are recognised at trade date, which is the date on which the group commits to purchase the asset. The liability to pay for regular-way purchases of financial assets is recognised on trade date.

Contracts that require or permit net settlement of the change in the value of the contract are not considered regular-way contracts and are treated as derivatives between the trade and settlement of the contract.

(ii) Initial measurement

Financial instruments are initially recognised at fair value plus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability.

(iii) Subsequent measurement

Subsequent to initial measurement, financial instruments are measured at either fair value or amortised cost, depending on their classification:

- *Financial assets and financial liabilities at fair value through profit or loss*

  Financial instruments at fair value through profit or loss consist of trading instruments and instruments that the group has elected, on initial recognition date, to designate as at fair value through profit or loss.

- *Trading instruments*
  - are financial assets or financial liabilities that were acquired or incurred principally for the purpose of sale or repurchase in the near term,
  - form part of a portfolio with a recent actual pattern of short-term profit-taking, or
  - are derivatives.

  The group's derivative transactions include foreign exchange contracts, interest rate futures, forward rate agreements, currency and interest rate swaps, currency and interest rate options (both written and purchased).

- *Financial assets and financial liabilities that the group has elected, on initial recognition date, to designate as at fair value through profit or loss are those that meet any one of the criteria below. That is where*
  - the fair value through profit or loss designation eliminates or significantly reduces a measurement or recognition inconsistency that would otherwise arise from using different bases to measure and recognise the gains and losses on financial assets and financial liabilities, or
  - the instrument forms part of a group of financial instruments that is managed, evaluated and reported on using a fair-value basis in accordance with a documented risk management or investment strategy, or
  - the financial instrument contains an embedded derivative, which significantly modifies the cash flows of the host contract or where the embedded derivative would clearly require separation.

  Financial assets and financial liabilities at fair value through profit or loss are measured at fair value, with fair value gains and losses (excluding interest income and interest expense calculated on the amortised-cost basis relating to those interest-bearing instruments that have been designated as at fair value through profit or loss) reported in non-interest revenue as they arise. Interest income and interest expense calculated on the amortised-cost basis are reported in interest income and expense.

1 ACCOUNTING POLICIES (continued)

- *Non-trading financial liabilities*

  All financial liabilities, other than those at fair value through profit or loss, are classified as non-trading financial liabilities and are measured at amortised cost.

- *Held-to-maturity financial assets*

  Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the group has the intent and ability to hold to maturity, other than those that meet the definition of loans and receivables or those that were designated as at fair value through profit or loss or available-for-sale. Held-to-maturity financial assets are measured at amortised cost, with interest income recognised in profit or loss.

- *Loans and receivables*

  Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market, other than those classified by the group as at fair value through profit or loss or available-for-sale.

  Financial assets classified as loans and receivables are carried at amortised cost, with interest revenue recognised in profit or loss. The majority of the group's advances are included in the loans and receivables category.

- *Available-for-sale financial assets*

  Financial assets are classified as available-for-sale where the intention with regard to the instrument and its origination and designation does not fall within the ambit of the other financial asset classifications. Available-for-sale instruments are typically assets that are held for a longer period and in respect of which short-term fluctuations in value do not affect the group's hold or sell decision.

  Available-for-sale financial assets are measured at fair value, with fair value gains and losses recognised directly in equity along with the associated deferred taxation. Any foreign currency translation gains or losses or interest revenue, measured on an effective-yield basis, are removed from equity to profit and loss as they arise.

(iv) Embedded derivatives

Embedded derivatives in financial and non-financial instruments, such as an equity conversion option in a convertible bond issued by the group, are separated from the host contract, when all of the following conditions are met:

- The economic characteristics and risks of the embedded derivative are not closely related to those of the host contract.
- A separate instrument with the same terms as the embedded derivative would meet the definition of a derivative.
- The combined contract is not measured at fair value, with changes in fair value recognised in profit or loss.

The host contract is accounted for:

- under IAS 39 if it is, itself, a financial instrument; and
- in accordance with other appropriate standards if it is not a financial instrument.

If an embedded derivative is required to be separated from its host contract, but it is not possible to separately measure the fair value of the embedded derivative, either at acquisition or at a subsequent financial reporting date, the entire hybrid instrument is categorised as at fair value through profit or loss and measured at fair value.

(v) Measurement basis of financial instruments

- *Amortised cost*

  Amortised-cost financial assets and financial liabilities are measured at fair value on initial recognition, plus or minus the cumulative amortisation using the effective interest rate method of any difference between that initial amount and the maturity amount, less any cumulative impairment losses.

- *Fair value*

  Directly attributable transaction costs are included in the initial fair value of financial assets and financial liabilities, other than those at fair value through profit or loss. The best evidence of the fair value of a financial asset or financial liability at initial recognition is the transaction price, unless the fair value of the instrument is evidenced by comparison with other current observable market transactions in the same instrument or based on a valuation technique whose variables include only market observable data.

Where quoted market prices or rates are available, such market data is used to determine the fair value of financial assets and financial liabilities that are measured at fair value. The bid price is used to measure financial assets held and the offer price is used to measure the fair value of financial liabilities. Mid-market prices are used to measure fair value only to the extent that the group has assets and liabilities with offsetting risk positions.

If quoted bid prices are unavailable, the fair value of financial assets and financial liabilities is estimated using pricing models or discounted cash flow techniques. Where discounted cash flow techniques are used, estimated future cash flows are based on management's best estimates and the discount rate used is a market-related rate at the balance sheet date for an instrument with similar terms and conditions. Where pricing models are used, inputs are based on market-related measures at the balance sheet date.

The fair value of a financial liability with a demand feature is not less than the amount payable on demand, discounted from the first date on which the amount could be required to be paid. In cases where the fair value of financial liabilities cannot be reliably determined, these liabilities are recorded at the amount due.

Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured, and derivatives that are linked to and have to be settled by delivery of such unquoted equity instruments, are not measured at fair value but at cost. Fair value is considered reliably measurable if:

– the variability in the range of reasonable fair value estimates is not significant for that instrument; or

– the probabilities of the various estimates within the range can be reasonably assessed and used in estimating fair value.

(vi) Derecognition

All sales of financial assets that require delivery within the timeframe established by regulation or market convention (regular-way sales) are recognised at trade date, which is the date on which the group commits to the sale of the asset. The group derecognises a financial asset (or group of financial assets) or a part of a financial asset (or part of a group of financial assets) when and only when:

- the contractual rights to the cash flows arising from the financial asset have expired; or
- it transfers the financial asset, including substantially all the risks and rewards of ownership of the asset; or
- it transfers the financial asset, neither retaining nor transferring substantially all the risks and rewards of ownership of the asset, but no longer retains control of the asset.

A financial liability (or part of a financial liability) is derecognised when and only when the liability is extinguished, ie when the obligation specified in the contract is discharged, cancelled or has expired.

The difference between the carrying amount of a financial asset or financial liability (or part thereof) that is derecognised and the consideration paid or received, including any non-cash assets transferred or liabilities assumed, is recognised in profit or loss for the period.

(vii) Impairment of financial assets

The group assesses at each balance sheet date whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the group about loss events as a result of:

- significant financial difficulty of the issuer or obligor;
- a breach of contract, such as a default or delinquency in interest or principal payments;
- the group, for economic or legal reasons relating to the borrower's financial difficulty, granting to the borrower a concession that the group would not otherwise consider;
- it becoming probable that the borrower will enter bankruptcy or other financial reorganisation;
- the disappearance of an active market for that financial asset because of financial difficulties; or

1 ACCOUNTING POLICIES (continued)

- observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group, including
  - adverse changes in the payment status of borrowers in the group, or
  - national or local economic conditions that correlate with defaults on the assets in the group.
- *Assets carried at amortised cost*

  If there is objective evidence that an impairment loss on loans and receivables or held-to-maturity investments carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognised in profit or loss.

  The group first assesses whether there is objective evidence of impairment individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If the group determines that there is no objective evidence of impairment for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.

  If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised (such as an improvement in the debtor's credit rating), the previously recognised impairment loss is reversed by adjusting the allowance account. The reversal does not result in a carrying amount of the financial asset that exceeds what the amortised cost would have been had the impairment not been recognised at the date on which the impairment is reversed. The amount of the reversal is recognised in profit or loss for the period.
- *Financial assets carried at cost*

  If there is objective evidence that an impairment loss has been incurred on an unquoted equity instrument that is not carried at fair value, because its fair value cannot be reliably measured, or on a derivative asset that is linked to and has to be settled by delivery of such an unquoted equity instrument, or a financial asset that is carried at cost because its fair value could not be determined, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.
- *Available-for-sale financial assets*

  When a decline in the fair value of an available-for-sale financial asset has been recognised directly in equity and there is objective evidence that the asset is impaired, the cumulative loss that has been recognised directly in equity is removed from equity and recognised in profit or loss even though the financial asset has not been derecognised. The amount of the cumulative loss that is removed from equity and recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that financial asset previously recognised in profit or loss. Impairment losses recognised in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.

  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognised in profit or loss, the impairment loss is reversed, with the amount of the reversal recognised in profit or loss for the period.

(viii) Offsetting financial instruments and related income

Financial assets and liabilities are offset and the net amount reported in the balance sheet only when there is a legally enforceable right to set off and there is an intention of settling on a net basis or realising the asset and settling the liability simultaneously. Income and expense items are offset only to the extent that their related instruments have been offset in the balance sheet.

*(ix) **Interest income and expense***

Interest income and expense are recognised in profit or loss using the effective interest method taking into account the expected timing and amount of cash flows. The effective interest method is a method of calculating the amortised cost of a financial asset or financial liability (or group of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period. Included in interest income and expense is the amortisation of any discount or premium or other differences between the initial carrying amount of an interest-bearing instrument and its amount at maturity calculated on an effective interest rate basis.

Interest earned while holding trading securities and interest incurred on trading liabilities are reported within non-interest revenue.

Interest income includes income in respect of government grants received as compensation for subsidised interest on advances to exporters in line with the conditions set out in the South African export credit support agreement.

*(x) **Non-interest revenue***

- *Fees and commission*

  The group earns fees and commissions from a range of services it provides to customers and these are accounted for as follows:

  - Income earned on the execution of a significant act is recognised when the significant act has been performed.
  - Income earned from the provision of services is recognised as the service is rendered by reference to the stage of completion of the service.
  - Income that forms an integral part of the effective interest rate of a financial instrument is recognised as an adjustment to the effective interest rate and recorded in interest income.

- *Dividend income*

  Dividend income is recognised when the right to receive payment is established on the ex-dividend date for equity instruments and is included in dividend income.

- *Net trading income*

  Net trading income comprises all gains and losses from changes in the fair value of financial assets and financial liabilities held for trading, together with the related interest, expense, costs and dividend.

- *Income from investment contracts*

  See1.4 (ii) for non-interest revenue arising on investment contracts.

- *Other*

  Exchange and securities trading income, from investments and net gains on the sale of investment banking assets, is recognised in profit or loss when the amount of revenue from the transaction or service can be measured reliably, it is probable that the economic benefits of the transaction or service will flow to the group and the costs associated with the transaction or service can be measured reliably.

  Fair value gains or losses on financial instruments at fair value through profit or loss, including derivatives, are included in non-interest revenue. These fair value gains or losses are after deducting the interest component, which is recognised separately in interest income and expense.

  Gains or losses on derecognition of financial assets and financial liabilities are included in non-interest revenue.

*(xi) **Sale and repurchase agreements and lending of securities***

Securities sold subject to linked repurchase agreements are retained in the financial statements as trading or investment securities and the counterparty liability is included in amounts owed to other depositors, deposits from other banks, or other money market deposits, as appropriate. Securities purchased under agreements to resell are recorded as loans and advances to other banks or clients, as appropriate. The difference between the sale and repurchase price is treated as interest and recognised over the duration of the agreements using the effective interest method. Securities lent to counterparties are also retained in the financial statements and any interest earned is recognised in profit or loss using the effective interest method.

1 **ACCOUNTING POLICIES (continued)**

Securities borrowed are not recognised in the financial statements, unless these are sold to third parties, in which case the purchase and sale are recorded with the gain or loss included in non-interest revenue. The obligation to return them is recorded at fair value as a trading liability.

(xii) Acceptances

Acceptances comprise undertakings by the group to pay bills of exchange drawn on clients. The group expects most acceptances to be settled simultaneously with the reimbursement from clients. Acceptances are disclosed as liabilities with the corresponding asset recorded in the balance sheet.

(xiii) Financial guarantee contracts

Financial guarantee contracts are recognised as insurance contracts. Liability adequacy testing is performed to ensure that the carrying amount of the liability for financial guarantee contracts is sufficient.

1.6 Taxation

Taxation expense comprises current and deferred taxation. Income taxation is recognised in profit or loss except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

(i) Current taxation

Current taxation is the expected taxation payable on the taxable income for the year, using taxation rates enacted or substantively enacted at the balance sheet date, and any adjustment to taxation payable in respect of previous years.

Secondary tax on companies (STC) that arises from the distribution of dividends is recognised at the same time as the liability to pay the related dividend.

(ii) Deferred taxation

Deferred taxation is provided using the balance sheet liability method, based on temporary differences. Temporary differences are differences between the carrying amounts of assets and liabilities for financial reporting purposes and their taxation bases. The amount of deferred taxation provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities and is measured at the taxation rates that are expected to be applied to the temporary differences when they reverse. Deferred taxation is charged to profit or loss for the period, except to the extent that it relates to a transaction that is recognised directly in equity, or a business combination that is an acquisition. The effect on deferred taxation of any changes in taxation rates is recognised in profit or loss, except to the extent that it relates to items previously charged or credited directly to equity. Deferred tax liabilities are generally recognised for all taxable temporary differences, and deferred tax assets are generally recognised for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences can be utilised. Deferred taxation is not recognised for the following temporary differences: the initial recognition of goodwill; the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit; and differences relating to investments in subsidiaries and jointly controlled entities to the extent that they will not reverse in the foreseeable future.

A deferred taxation asset is recognised to the extent that it is probable that future taxable income will be available against which the unutilised taxation losses and deductible temporary differences can be used. Deferred taxation assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related taxation benefits will be realised.

1.7 Intangible assets

(i) Goodwill and goodwill impairment

Goodwill arises on the acquisition of subsidiaries, associates and joint ventures. Goodwill is measured at cost less accumulated impairment losses. In respect of equity-accounted investments, the carrying amount of goodwill is included in the carrying amount of the investment.

All business combinations are accounted for by applying the purchase method of accounting. At acquisition date the group recognises the acquiree's identifiable assets, liabilities and contingent liabilities that satisfy the recognition criteria at their respective fair values. The cost of a business combination is the aggregate of the fair values, at the date of exchange, of assets given, liabilities incurred or assumed, and equity instruments issued, in exchange for control, plus any costs directly attributable to the business combination. Any contingent purchase consideration is recognised to the extent that the adjustment is probable and can be measured reliably at the acquisition date. If a contingency that was not included initially in the purchase consideration subsequently becomes probable and measurable, the additional consideration shall be treated as an adjustment to the cost of the business combination. Any excess between the cost of the business combination and the group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities acquired is recognised as goodwill in the balance sheet. Goodwill is adjusted for any subsequent remeasurement of contingent purchase consideration.

Goodwill is allocated to one or more cash-generating units (CGUs), being the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets. Goodwill is allocated to the CGUs in which the synergies from the business combinations are expected. Each CGU containing goodwill is annually tested for impairment. An impairment loss is recognised whenever the carrying amount of an asset or its CGU exceeds its recoverable amount. Impairment losses recognised in respect of CGUs are allocated first to reduce the carrying amount of any goodwill allocated to a CGU and then to reduce the carrying amount of the other assets in the CGU on a pro rata basis.

- *Impairment testing procedures*

  The recoverable amount of a CGU is the higher of its fair value less cost to sell and its value in use. The fair value less cost to sell is determined by ascertaining the current market value of an asset and deducting any costs related to the realisation of the asset.

  In assessing value in use, the expected future cash flows from the CGU are discounted to their present value using a pretaxation discount rate that reflects current market assessments of the time value of money and the risks specific to the CGU.

  Impairment losses relating to goodwill are not reversed.

(ii) Computer software and capitalised development costs

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, and expenditure on internally generated goodwill and brands are recognised in profit or loss as an expense as incurred.

Expenditure on computer software and other development activities, whereby set procedures and processes are applied to a project for the production of new or substantially improved products and processes, is capitalised if the computer software and other developed products or processes are technically and commercially feasible and the group has sufficient resources to complete development. The expenditure capitalised includes the cost of materials and directly attributable employee and other costs. Computer development expenditure is amortised only once the relevant software has been commissioned. Capitalised software is stated at cost less accumulated amortisation and impairment losses. Computer development expenditure, which has not yet been commissioned, is stated at cost less impairment losses.

Amortisation of computer software and development costs is charged to profit or loss on a straight-line basis over the estimated useful lives of these assets, not exceeding five years. Subsequent expenditure relating to computer software is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other subsequent expenditure is recognised as an expense in the period in which it is incurred. Surpluses or deficits on the disposal of computer software are recognised in profit or loss in the period in which they are incurred. The profit or loss is the difference between the net disposal proceeds and the carrying amount of the asset.

1.8 Impairment (all assets other than goodwill and financial instruments)

The group assesses all assets (other than goodwill and intangible assets not yet available for use) for indications of impairment or the reversal of a previously recognised impairment at each balance sheet date. Should there be indications of impairment, the recoverable amounts of the assets are estimated. These impairments (where the carrying value of an asset exceeds its recoverable amount) or the reversal of a previously recognised impairment are recognised in profit or loss for the period.

1 ACCOUNTING POLICIES (continued)

Intangible assets not yet available for use are tested at least annually for impairment.

An impairment is recognised in profit or loss whenever the carrying amount of an asset exceeds its recoverable amount.

The recoverable amount of an asset is the higher of its fair value less cost to sell and its value in use. The fair value less cost to sell is determined by ascertaining the current market value of an asset and deducting any costs related to the realisation of the asset.

In assessing value-in-use, the expected future cash flows from the asset are discounted to their present value using a pre-taxation discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset whose cash flows are largely dependent on those of other assets the recoverable amount is determined for the cash-generating unit to which the asset belongs.

A previously recognised impairment loss will be reversed if the recoverable amount increases as a result of a change in the estimates used previously to determine the recoverable amount, but not to an amount higher than the carrying amount that would have been determined, net of depreciation or amortisation, had no impairment loss been recognised in prior periods.

1.9 Property and equipment

Items of property and equipment are initially recognised at cost if it is probable that any future economic benefits associated with the items will flow to the group and it has a cost that can be measured reliably. Certain items of property and equipment that had been revalued to fair value on 1 January 2004, the date of transition to IFRS, are measured on the basis of deemed cost, being the revalued amount at the date of that revaluation. Subsequent expenditure is recognised in the carrying amount of items of property and equipment if it is measurable and it is probable that future economic benefits associated with the expenditure will flow to the group. All other expenses are recognised in profit or loss as an expense when incurred.

Subsequent to initial recognition, computer equipment, vehicles and furniture and other equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Land and buildings, whose fair values can be reliably measured, are carried at revalued amounts, being the fair value at the date of revaluation less any subsequent accumulated depreciation and impairment losses. Revaluation increases are credited directly to equity under the heading 'Revaluation reserve'. However, revaluation increases are recognised in profit or loss to the extent that they reverse a revaluation decrease of the same asset previously recognised in profit or loss. Revaluation decreases are recognised in profit or loss. However, decreases are debited directly to equity to the extent of any credit balances existing in the revaluation surplus in respect of the same asset. Land and buildings are revalued on the same basis as investment property (refer to note 1.10).

(i) Depreciation

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately. Items of property and equipment that are classified as held for sale under IFRS 5 are not depreciated. The depreciable amounts of property and equipment are charged to profit or loss on a straight-line basis over the estimated useful lives of the items of property and equipment, unless they are included in the carrying amount of another asset. Useful lives, residual values and depreciation methods are assessed on an annual basis.

On revaluation, any accumulated depreciation at the date of the revaluation is eliminated against the gross carrying amount of the item concerned and the net amount restated to the revalued amount. Subsequent depreciation charges are adjusted based on the revalued amount.

Any difference between the depreciation charge on the revalued amount and that which would have been charged under historic cost is transferred net of any related deferred taxation between the revaluation reserve and retained earnings as the property is utilised.

Land is not depreciated.

The maximum estimated useful lives are as follows:

• Computer equipment	5 years
• Motor vehicles	6 years
• Fixtures and furniture	10 years

- Leasehold property 20 years
- Significant leasehold property components 10 years
- Freehold property 50 years
- Significant freehold property components 5 years

(ii) Derecognition

Items of property and equipment are derecognised on disposal or when no future economic benefits are expected from their use or disposal. The gain or loss on derecognition is included in profit or loss and is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item. On derecognition any surplus in the revaluation reserve in respect of individual items of property and equipment is transferred directly to retained earnings. Compensation from third parties for items of property and equipment that were impaired, lost or given up is included in profit or loss when the compensation becomes receivable.

1.10 Investment properties

Investment properties are real estate held to earn rentals or for capital appreciation. This does not include real estate held for use in the production or supply of goods or services or for administrative purposes.

Investment properties are stated at fair value. Internal professional valuers perform valuations annually. For practical reasons valuations are carried out on a cyclical basis over a 12-month period due to the large number of properties involved. External valuations are obtained once every three years on a cyclical basis. In the event of a material change in market conditions between the valuation date and balance sheet date an internal valuation is performed and adjustments made to reflect any material changes in value.

The valuation methodology adopted is dependent on the nature of the property. Income-generating assets are valued using discounted cash flows. Vacant land, land holdings and residential flats are valued according to sales of comparable properties. Near vacant properties are valued at land value less the estimated cost of demolition.

Surpluses and deficits arising from changes in fair value are recognised in profit or loss for the period.

For properties reclassified during the year from property and equipment to investment properties, any revaluation gain arising is initially recognised in profit or loss to the extent of previously charged impairment losses. Any residual excess is taken to the revaluation reserve. Revaluation deficits are recognised in the revaluation reserve to the extent of previously recognised gains and any residual deficit is accounted for in profit or loss.

Investment properties that are reclassified to owner-occupied property are revalued at the date of transfer, with any difference being taken to profit or loss.

1.11 Borrowing costs

Borrowing costs directly attributable to the acquisition, construction and production of qualifying assets are capitalised as part of the costs of those assets. Qualifying assets are those that necessarily take a substantial period of time to prepare for their intended use or sale. Capitalisation of borrowing costs continues up to the date when the assets are substantially ready for their use or sale.

All other borrowing costs are expensed in the period in which they are incurred.

Details of borrowing costs capitalised are disclosed in the notes by asset category and are calculated at the group's average funding cost, except to the extent that funds are borrowed specifically for the purpose of obtaining a qualifying asset. Where this occurs, actual borrowing costs incurred, less any investment income on the temporary investment of those borrowings, are capitalised.

1.12 Long-term employee benefits

Long-term employee benefits include post-employment benefits such as pensions and post-retirement medical aid and other long-term employee benefits such as long-term disability benefits.

(i) Post-employment benefits

Defined-benefit and defined-contribution plans have been established for eligible employees of the group, with assets held in separate trustee-administered funds.

1 ACCOUNTING POLICIES (continued)

- *Defined-contribution plans*

Contributions payable to defined-contribution plans in exchange for services rendered by employees are recognised as an expense as incurred.

- *Defined-benefit plans*

The amount recognised as a defined-benefit liability is the net total of the present value of the defined-benefit obligations at the balance sheet date, any cumulative unrecognised actuarial gains (less any cumulative unrecognised actuarial losses), less the fair value of plan assets at the balance sheet date.

Where this amount is an asset, the group limits the asset to the lower of (i) any cumulative unrecognised actuarial losses and (ii) the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

The group recognises in profit or loss the net total of the current service cost, interest cost, expected return on plan assets, actuarial gains and losses recognised using the 'corridor method' and the effect of the limit on any asset.

Actuarial gains and losses are recognised in profit or loss using the 'corridor method' and are not recognised in the statement of changes in equity. The portion of actuarial gains and losses to be recognised for each defined-benefit plan is the excess of the net cumulative unrecognised actuarial gains and losses at the end of the previous reporting period over the greater of (i) 10% of the present value of the defined-benefit obligation at that date (before deducting plan assets) and (ii) 10% of the fair value of any plan assets at that date, divided by the expected average remaining working lives of the employees participating in the plan.

(ii) Other long-term employee benefits

The amount recognised as a liability for other long-term employee benefits is the net total of the present value of the defined-benefit obligations at the balance sheet date, less the fair value of plan assets at the balance sheet date.

Where this amount is an asset, the group limits the asset to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

The group recognises in profit or loss the net total of the current service cost, interest cost, expected return on plan assets, actuarial gains and losses that are recognised immediately, and the effect of the limit on any asset.

(iii) All defined-benefit plans

The Projected Unit Credit Method is used to determine the present value of the defined benefit obligations and the related current service cost and past service cost. This actuarial valuation method incorporates the defined benefit obligations known at the balance sheet date as well as information relevant to their estimated future development. As there is no active market in high-quality corporate bonds in South Africa, the discount rates used are determined by reference to market yields on government bonds that have maturity dates approximating the terms of the group's obligations.

Where the group contributes to an insurance policy that is not a qualifying insurance policy, that insurance policy is not a plan asset and the group recognises its right to reimbursement as a separate asset.

1.13 Share-based payments

The group recognises services received in share-based payment transactions as an expense as the services are received with a corresponding increase in equity where the services are received in an equity-settled share-based payment transaction, or a corresponding increase in liabilities where the services are received in a cash settled share-based payments transaction.

The group measures the value of the services received indirectly by reference to the fair value of the equity instruments granted. The group measures the fair value using standard option pricing valuation models. The valuation technique is consistent with generally acceptable valuation methodologies for pricing financial instruments and incorporates all factors and assumptions that knowledgeable, willing market participants would consider in setting the price of the equity instruments.

Share-based payment expenses are adjusted for non-market-related performance conditions.

Where the equity instruments are no longer outstanding, the accumulated share-based payment reserve in respect of those equity instruments is transferred to retained earnings.

(i) Equity-settled share-based payment transactions with employees

If the equity instruments granted vest immediately and the employee is not required to complete a specified period of service before becoming unconditionally entitled to those equity instruments, the group recognises the services received in profit or loss in full at grant date with a corresponding increase in equity.

If the equity instruments do not vest until the employee completes a specified period of service, it is presumed that the services to be rendered by the employee, as consideration for those equity instruments, will be received in the future during the vesting period. The group recognises these services in profit or loss as they are rendered during the vesting period, with a corresponding increase in equity.

(ii) Cash-settled share-based payments transactions with employees

The services received in cash-settled share-based payment transactions with employees and the liability to pay for those services are recognised at fair value as the employee renders the services. Until the liability is settled, the fair value of the liability is remeasured at each reporting date and at settlement date, with changes in fair value recognised in profit or loss.

If the equity instruments do not vest until the employee completes a specified period of service, it is presumed that the services to be rendered by the employee, as consideration for those equity instruments, will be received in the future, during the vesting period. The group recognises these services in profit or loss as they are rendered during the vesting period, with a corresponding increase in liabilities.

(iii) Share-based payment transactions with persons or entities other than employees

Transactions in which equity instruments are issued to historically disadvantaged individuals and organisations in South Africa are accounted for as share-based payments. Where the transaction includes service conditions, the group recognises the expense over the period of the service conditions, with a corresponding increase in equity. Where the transaction includes no service conditions, the group recognises the expense in full at grant date, with a corresponding increase in equity.

1.14 Leases

(i) The group as lessee

Leases in respect of which the group bears substantially all the risks and rewards incidental to ownership are classified as finance leases. Finance leases are capitalised at the inception of the lease at the lower of the fair value of the lease property or the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges to achieve an effective rate of interest on the balance outstanding. The corresponding rental obligations, net of finance charges, are included in other long-term payables. The interest element of the finance cost is charged to profit or loss over the lease period. The assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Leases in respect of which a significant portion of the risks and rewards of ownership is retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to income on a straight-line basis over the term of the lease. When another systematic basis is more representative of the time pattern of the user's benefit, then that method is used.

(ii) The group as lessor

Where assets are leased out under a finance lease arrangement, the present value of the lease payments is recognised as a receivable and included in advances. The difference between the gross receivable and unearned finance income is presented in the balance sheet. Finance lease income is allocated to accounting periods to reflect a constant periodic rate of return on the group's net investment outstanding in respect of the leases.

Assets leased out under operating leases are included under property and equipment in the balance sheet. They are depreciated over their expected useful lives on a basis consistent with similar assets. Rental income (net of any incentives given to lessees) is recognised on a straight-line basis over the term of the lease. When another systematic basis is more representative of the time pattern of the user's benefit, then that method is used.

1 ACCOUNTING POLICIES (continued)

(iii) Recognition of lease of land

Leases of land and buildings are classified as operating or finance leases in the same way as leases of other assets. However, when a single lease covers both land and a building, the minimum lease payments at the inception of the lease (including any upfront payments) are allocated between the land and the building in proportion to the relative fair values of the respective leasehold interests. Any upfront premium allocated to the land element that is normally classified as an operating lease represents prepaid lease payments. These payments are amortised over the lease term in accordance with the time pattern of benefits provided. If the lease payments cannot be allocated reliably between these two elements, the entire lease is classified as a finance lease, unless it is clear that both elements are operating leases.

1.15 Cash and cash equivalents

Cash and cash equivalents comprise balances with less than 90 days' maturity from the date of acquisition, including cash and balances with central banks that are not mandatory, and amounts due from other banks.

1.16 Other provisions

Provisions are recognised when the group has a present legal or constructive obligation as a result of a past event, in respect of which it is probable that an outflow of economic benefits will occur and a reliable estimate can be made of the amount of the obligation. Where the effect of discounting is material, provisions are discounted and the discount rate used is a pre-taxation rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability.

- *The following specific policies are applied*

A provision for onerous contracts is recognised when the expected benefits to be derived by the group from a contract are lower than the unavoidable cost of meeting the obligations under the contract.

A provision for restructuring is recognised only if the group has created a detailed formal plan and raised a valid expectation, among those parties directly affected, that the plan will be carried out, either by having begun implementation or by publicly announcing the plan's main features. Future operating costs or losses are not provided for.

1.17 Segment reporting

The group's primary segments are lines of business and its secondary segments are geographic. The group policy is to disclose mandatory segmental information under IAS 14: Segment Reporting and to disclose additional supplemental information for each business segment at the group's discretion. Where financial information is required for primary and secondary segments, this is provided by way of a matrix format.

The segmental disclosure of results by geography is determined by the origin of business transacted.

The accounting policies of the group's reported segments are the same as the accounting policies of the entire group. Assets, liabilities, revenues or expenses that are not directly attributable to a particular segment are allocated between segments where there is a reasonable basis for doing so. The group accounts for intersegment revenues and transfers as if the transactions were with third parties at current market prices.

1.18 Government grants

Government grants are recognised in the balance sheet initially as deferred income when there is reasonable assurance that they will be received and the group will comply with the conditions attached to them. Grants that compensate the group for expenses incurred are recognised as revenue in profit or loss on a systematic basis in the same periods in which the expenses are incurred. Grants that are receivable as compensation for expenses or losses already incurred or for the purpose of giving immediate financial support to the group with no future related costs are recognised in profit or loss in the period in which they become receivable. Grants that compensate the group for the cost of an asset are recognised in profit or loss as revenue on a systematic basis over the useful life of the asset.

1.19 Non-current assets held for sale and discontinued operations

Non-current assets (or disposal groups) are classified as held for sale when their carrying amount will be recovered principally through sale rather than use. The asset or disposal group must be available for immediate sale in its present condition and the sale should be highly probable, with an active programme to find a buyer and the appropriate level of management approving the sale. Non-current assets held for sale are measured at the lower of carrying amount and fair value less cost to sell and are not depreciated.

A discontinued operation is a clearly distinguishable component of the group's business that has been disposed of or is held for sale, which:

- represents a separate major line of business or geographical area of operations;
- is part of a single coordinated plan to dispose of a major line of business or geographical area of operations; or
- is a subsidiary acquired exclusively with a view to resale.

1.20 Share capital

Share capital issued by the entity is measured at the proceeds received, net of direct issue costs. No gain is recognised in profit or loss on the purchase, sale, issue or cancellation of the entity's share capital and preference shares that are classified as equity.

Ordinary and preference share capital is classified as equity, if it is non-redeemable by the shareholder, dividends are discretionary and if it represents a residual interest in the assets of the entity after deducting all of its liabilities.

Dividends are recognised as distributions within equity in the period in which they are payable to shareholders. Dividends for the year that are declared after the balance sheet date are disclosed in the notes.

Preference share capital is classified as a liability, if it is redeemable on a specific date or at the option of the preference shareholders or if dividend payments are not discretionary. Dividends thereon are recognised in profit or loss as interest expense.

1.21 Treasury shares

When share capital recognised as equity is repurchased by the entity or other members of the group, the amount of the consideration paid, including directly attributable costs, is recognised as a change in equity. Shares repurchased by the issuing entity are cancelled. Shares repurchased by group entities are classified as treasury shares and are held at cost. These shares are treated as a deduction from the issued and weighted average numbers of shares and the cost price of the shares is presented as a deduction from total equity. The par value of the shares is presented as a deduction from ordinary share capital and the remainder of the cost is presented as a deduction from ordinary share premium. Dividends received on treasury shares are eliminated on consolidation.

2 STANDARDS AND INTERPRETATIONS ISSUED NOT YET EFFECTIVE

2.1 Standards

The following standards, mandatory for the group's accounting periods commencing on or after 1 January 2007, have not been early adopted by the group:

(i) IFRS 7 – Financial Instruments: Disclosures and the amendment to IAS 1 – Presentation of Financial Statements: Capital Disclosure

IFRS 7 introduces new requirements to improve the disclosure pertaining to financial instruments in an entity's financial statements. IFRS 7 replaces IAS 30 – Disclosures in the Financial Statements of Banks and Similar Financial Institutions and some of the requirements of IAS 32 – Financial Instruments: Disclosure and Presentation. The amendment to IAS 1 introduces requirements for the disclosures about an entity's capital. The group will apply IFRS 7 and the amendment to IAS 1 from 1 January 2007. The application of these standards is not expected to have any impact on the group's financial results, but will expand on the existing disclosures surrounding financial instruments and risk management.

(ii) IFRS 8 – Operating Segments

IFRS 8 requires an entity to adopt a management approach to reporting the financial performance of its operating segments. Generally, the information to be reported would be what management is currently using internally for evaluating segment performance and deciding how to allocate resources to operating segments. The application of the IFRS is expected to change the disclosure and measurement basis applied to segment reporting by the group and is not expected to have a significant impact on the group. The group intends to apply IFRS 8 from its effective date, which is for annual periods commencing on or after 1 January 2009.

2.2 Interpretations

The following interpretations of existing standards are not yet effective and have not been early-adopted by the group:

(i) IFRIC 7 – Applying the Restatement Approach under IAS 29 Financial Reporting in Hyperinflationary Economies

The interpretation clarifies the requirements under IAS 29 relating to

- how comparative amounts in financial statements should be restated when an entity identifies the existence of hyperinflation in the economy of the currency in which its financial statements are measured (its 'functional currency'), when that economy was not hyperinflationary in the prior period, and
- how deferred taxation items in the opening balance sheet should be restated.

The application of IFRIC 7 is not expected to have any impact on the group's financial results and will be applied from its effective date, which if for annual periods commencing on or after 1 March 2006.

(ii) IFRIC 8 – Scope of IFRS 2

IFRIC 8 clarifies that IFRS 2 – Share-based Payments applies to arrangements where an entity makes share-based payments for apparently nil or inadequate consideration.

IFRIC 8 explains that, if the identifiable consideration given appears to be less than the fair value of the equity instruments granted or liability incurred, other consideration typically has been or will be received. IFRS 2 therefore applies.

IFRIC 8 is effective for annual periods beginning on or after 1 May 2006. The group has early-adopted this interpretation.

(iii) IFRIC 9 – Reassessment of Embedded Derivatives

The interpretation clarifies that reassessment of whether an embedded derivative should be separated from its host contract is prohibited unless there is a change in the terms of the contract that significantly modifies the cash flows that otherwise would be required under the contract, in which case reassessment is required. The group will apply the requirements of the interpretation from its effective date, which is for annual periods beginning on or after 1 June 2006, and it is not expected to have any significant impact on the group.

(iv) IFRIC 10 – Interim Financial Reporting and Impairment

The interpretation clarifies the requirement pertaining to the reversal of impairment losses recognised in an interim period in respect of

- goodwill,
- investments in equity instruments classified as available for sale, and
- financial assets measured at cost that would normally be required to be measured at fair value in terms of IAS 39.

Such impairment losses recognised in an interim financial statement period must not be reversed in subsequent interim or annual financial statements. An entity is required to apply the interpretation to goodwill prospectively from the date at which it first applied IAS 36 and to apply the interpretation to investments in equity instruments and financial assets prospectively from the date IAS 39 was first applied.

The impact on the group has been assessed as follows

The group reports quarterly. Any identified impairments raised at this stage will not be reversed. The group will apply the requirements of the interpretation from its effective date, which is for annual periods commencing on or after 1 November 2006.

(v) IFRIC 11 IFRS 2 – Group and Treasury Share Transactions

This interpretation clarifies that where a parent grants rights to its equity instruments to the employees of a subsidiary, the subsidiary shall measure the services received from its employees in accordance with the requirements applicable to equity-settled share-based payment transactions, with a corresponding increase in equity.

Nedbank Group Limited, the parent company, grants share options over its shares to employees of Nedbank Limited. Nedbank Limited measures the services received from its employees in accordance with the requirements applicable to cash-settled share-based payment transactions, with a corresponding increase in liabilities. This is due to the fact that, when share options are exercised by employees, Nedbank Limited is required to pay to Nedbank Group Limited the difference between the listing value and the exercise price of the share options.

The impact of this change cannot be estimated reliably. This interpretation will be applied from its effective date for annual periods beginning on or after 1 March 2007.

*(vi) **IFRIC 12 – Service concession arrangements***

The interpretation clarifies the application of existing IFRSs by concession operators for obligations under concession arrangements and rights received in service concession arrangements. The group will apply the requirements of the interpretation from its effective date, which is for annual periods commencing on or after 1 January 2008.

The group is not currently party to concession arrangements. As such, IFRIC 12 is not expected to have any impact on the group.

3 KEY ASSUMPTIONS CONCERNING THE FUTURE AND KEY SOURCES OF ESTIMATION

The financial statements are prepared in accordance with and comply with International Financial Reporting Standards (IFRS) and its interpretations adopted by the International Accounting Standards Board. In the preparation of the financial statements the bank has assumed certain key sources of estimation in recording various assets and liabilities, as set out below.

3.1 Credit impairment of loans and advances

The bank adopted an incurred-loss approach to impairment. Impairment losses are incurred, only if there is objective evidence of impairment as a result of one or more past events that has occurred since initial recognition. This necessitates the establishment of 'impairment triggers' on the occurrence of which an impairment loss is recognised.

Credit impairment is based on discounted estimated future cash flows on an asset or group of assets, where such objective evidence of impairment exists. The discount rate used to calculate the recoverable amount excludes consideration of any anticipated future credit losses.

The bank has created a provision for incurred but not reported (IBNR) losses. The purpose of the IBNR provision is to allow for latent losses on a portfolio of loans and advances that have not yet been individually evidenced. Generally, a period of time will elapse between the incurrence of an impairment event and objective evidence of the impairment becoming evident, which is known as the 'emergence period'. The IBNR provision is based on the probability that loans that are ostensibly performing at the calculation date are impaired, and objective evidence of that impairment becomes evident during the emergence period.

The implementation of these principles are at a divisional level and will be specific to the nature of their individual loan portfolios and the loan loss data available to that division.

3.2 Goodwill

The group determines the 'value in use' of individual cash-generating units (CGUs) by discounting expected future cash flows of each identified CGU. The risk-adjusted discount rate is approximately 12,5 percent. The value in use is then compared to the carrying value of that CGU and an impairment raised, if required.

The calculation uses cash flow projections from business plans for the forthcoming three years, which are then extrapolated for two further years. Extrapolation is achieved using a long-term growth rate, which varies between three and five percent.

Impairment losses are not reversed.

3.3 Deferred-taxation asset

The deferred-taxation asset is recognised based on the probability that sufficient future taxable profits will be available to realise the asset carried for assessed losses within a three- to five-year horizon.

Refer to note 1.6 for further information.

3.4 Fair value through profit or loss

For valuation methodologies utilised to fair value designated financial instruments through profit or loss.

Refer to note 21.

3.5 Private equity investment valuations

Private equity investments are based on the underlying value of the net assets and unrecognised intangible assets within the investment vehicles concerned. These values are established either by independent valuers or the directors of those vehicles and are reviewed by Nedbank Group's Investment Committee.

4 GROUP BALANCE SHEET – CATEGORIES OF FINANCIAL INSTRUMENTS

	Notes	Total Rm	At fair value through profit or loss: Held for trading Rm	At fair value through profit or loss: * Designated Rm	Held-to-maturity investments Rm	** Loans and receivables Rm	Available-for-sale financial assets Rm	** Financial liabilities at amortised cost Rm	Non-financial assets and liabilities Rm
2006									
Assets									
Cash and cash equivalents	18	12 267				12 267			
Other short-term securities	19	25 756	13 301	6 760			5 695		
Derivative financial instruments	20.1	15 273	15 273						
Government and other securities	22	22 196	3 231	10 220	3 599	5 146			
Loans and advances	23 & 24	308 563	23 084	25 841		259 638			
Other assets	25	12 468	4 106	277		8 085			
Clients' indebtedness for acceptances		2 577							2 577
Current taxation receivable	26	161							161
Investment securities	27	7 155		6 821			334		
Non-current assets held for sale	29	490							490
Investments in associate companies and joint ventures	28	907							907
Deferred taxation asset	30	120							120
Investment property	31	158							158
Property and equipment	32	3 377							3 377
Long-term employee benefit assets	33	1 444							1 444
Computer software and capitalised development costs	34	1 266							1 266
Mandatory reserve deposits with central bank	18	7 039				7 039			
Goodwill	35	3 695							3 695
Total assets		424 912	58 995	49 919	3 599	292 175	6 029	–	14 195
Total equity and liabilities									
Ordinary share capital	36.1	395							395
Ordinary share premium		9 727							9 727
Reserves		14 994							14 994
Total equity attributable to equity holders of the parent		25 116	–	–	–	–	–	–	25 116
Minority shareholders' equity attributable to:									
– ordinary shareholders		1 202							1 202
– preference shareholders	36.2	3 070							3 070
Total equity		29 388	–	–	–	–	–	–	29 388
Derivative financial instruments	20.1	12 904	12 904						
Amounts owed to depositors	37	324 685	18 770	9 647				296 268	
Other liabilities	37.4	37 847	29 769					8 078	
Liabilities under acceptances		2 577							2 577
Current taxation liabilities	26	434							434
Other liabilities held for sale	29	417							417
Deferred taxation liabilities	30	1 649							1 649
Long-term employee benefit liabilities	33	1 215							1 215
Investment contract liabilities	38	5 278		5 278					
Long-term debt instruments	39	8 518		4 131				4 387	
Total liabilities		395 524	61 443	19 056	–	–	–	308 733	6 292
Total equity and liabilities		424 912	61 443	19 056	–	–	–	308 733	35 680

	Notes	Total Rm	At fair value through profit or loss: Held for trading Rm	At fair value through profit or loss: Designated* Rm	Held-to-maturity investments Rm	Loans and receivables** Rm	Available-for-sale financial assets Rm	Financial liabilities at amortised cost** Rm	Non-financial assets and liabilities Rm
2005									
Assets									
Cash and cash equivalents	18	11 142				11 142			
Other short-term securities	19	17 014	11 372			4 227	1 415		
Derivative financial instruments	20.1	16 176	16 176						
Government and other securities	22	22 658	5 711	2 450	6 340	8 157			
Loans and advances	23 & 24	248 408	24 380	23 812		200 216			
Other assets	25	11 601	1 058	121		10 422			
Clients' indebtedness for acceptances		1 291							1 291
Current taxation receivable	26	134							134
Investment securities	27	6 875	39	5 855	483		498		
Non-current assets held for sale	29	385							385
Investments in associate companies and joint ventures	28	657							657
Deferred taxation asset	30	680							680
Investment property	31	163							163
Property and equipment	32	3 095							3 095
Long-term employee benefit assets	33	1 225							1 225
Computer software and capitalised development costs	34	1 320							1 320
Mandatory reserve deposits with central bank	18	5 747				5 747			
Goodwill	35	3 687							3 687
Total assets		352 258	58 736	32 238	6 823	239 911	1 913	–	12 637
Total equity and liabilities									
Ordinary share capital	36.1	402							402
Ordinary share premium		10 465							10 465
Reserves		11 623							11 623
Total equity attributable to equity holders of the parent		22 490	–	–	–	–	–	–	22 490
Minority shareholders' equity attributable to									
– ordinary shareholders		1 049							1 049
– preference shareholders	36.2	2 770							2 770
Total equity		26 309	–	–	–	–	–	–	26 309
Derivative financial instruments	20.1	17 055	17 055						
Amounts owed to depositors	37	261 311	16 265	9 745				235 301	
Other liabilities	37.4	32 357	27 840					4 517	
Liabilities under acceptances		1 291							1 291
Current taxation liabilities	26	466							466
Deferred taxation liabilities	30	959							959
Long-term employee benefit liabilities	33	1 071							1 071
Investment contract liabilities	38	4 166		4 166					
Long-term debt instruments	39	7 273		580				6 693	
Total liabilities		325 949	61 160	14 491	–	–	–	246 511	3 787
Total equity and liabilities		352 258	61 160	14 491	–	–	–	246 511	30 096

* *Refer to note 21 in respect of financial instruments designated as at fair value through profit or loss.*

** *The carrying value of loans and receivables and financial liabilities at amortised cost approximates fair value, due to the variable rate of interest that is charged or received.*

		2006 Rm	2005 Rm
4	GROUP BALANCE SHEET – CATEGORIES OF FINANCIAL INSTRUMENTS (continued)		
	4.1 Carrying values of held-to-maturity investments		
	Government and other securities	3 599	6 340
	Investment securities		483

5 LIQUIDITY GAP

Rm	<3 months	>3 months <6 months	>6 months <1 year	>1 year <5 year	>5 years	Non-determined	Foreign	Total
2006								
Cash and cash equivalents (including mandatory reserve deposits with central bank)	11 568				40	6 366	1 332	19 306
Other short-term securities	14 860	1 593	2 135	402			6 766	25 756
Derivative financial instruments	191	8 930	724	3 095	1 925		408	15 273
Government and other securities	1 765	5	515	12 475	4 441	83	2 912	22 196
Loans and advances	71 495	8 519	12 393	90 986	108 533	3 598	13 039	308 563
Other assets	1 815	57	82	831	1 476	29 280	277	33 818
Group companies	(1 453)	879	102	(733)	(52)		1 257	–
	100 241	19 983	15 951	107 056	116 363	39 327	25 991	424 912
Total equity and liabilities						26 521	2 867	29 388
Derivative financial instruments	57	4 318	341	4 939	2 884		365	12 904
Amounts owed to depositors	246 838	16 543	28 605	9 136	932		22 631	324 685
Other liabilities	3 383	4	166	1 222	3 642	41 000		49 417
Long-term debt instruments	21		4 254	2 572	1 543		128	8 518
	250 299	20 865	33 366	17 869	9 001	67 521	25 991	424 912
Net liquidity gap	(150 058)	(882)	(17 415)	89 187	107 362	(28 194)	–	–
2005								
Cash and cash equivalents (including mandatory reserve deposits with central bank)	8 643	137		10	61	6 411	1 627	16 889
Other short-term securities	11 377	295	891	454		241	3 756	17 014
Derivative financial instruments		4 727	342	7 231	3 382		494	16 176
Government and other securities	11 756		27	7 162	1 014	96	2 603	22 658
Loans and advances	63 484	6 295	10 826	74 664	81 531	2 308	9 300	248 408
Other assets	9 938	124	184	146	459	18 061	2 201	31 113
Group companies	(1 491)						1 491	–
	103 707	11 578	12 270	89 667	86 447	27 117	21 472	352 258
Total equity and liabilities						23 630	2 679	26 309
Derivative financial instruments	74	4 375	350	6 371	5 554		331	17 055
Amounts owed to depositors	197 088	16 594	17 394	9 784	53	3 038	17 360	261 311
Other liabilities	12 433	54	189	420	103	26 380	731	40 310
Long-term debt instruments	3		2 064	4 835			371	7 273
	209 598	21 023	19 997	21 410	5 710	53 048	21 472	352 258
Net liquidity gap	(105 891)	(9 445)	(7 727)	68 257	80 737	(25 931)	–	–

6 HISTORICAL VALUE AT RISK (99%, ONE DAY) BY RISK TYPE

Rm	Average	Minimum	Maximum	Year-end
2006				
Foreign exchange	**2,8**	**0,7**	**5,7**	**1,4**
Interest rate	**16,6**	**7,1**	**22,9**	**10,7**
Equity products	**14,6**	**4,9**	**28,0**	**20,2**
Diversification	**(6,6)**			**(4,8)**
Total value-at-risk exposure	**27,4**	**14,2**	**41,2**	**27,5**
2005				
Foreign exchange	2,1	0,3	5,6	2,1
Interest rate	15,7	10,3	25,0	14,3
Equity products	10,7	4,2	17,0	9,6
Diversification	(6,1)			(4,7)
Total value-at-risk exposure	22,4	15,8	31,2	21,3

7 INTEREST RATE REPRICING GAP

Rm	<3 months	>3 months <6 months	>6 months <1 year	>1 year <5 year	>5 years	Trading, non-rate and foreign	Total
2006							
Total assets	**283 120**	**2 044**	**4 154**	**22 746**	**10 291**	**102 557**	**424 912**
Total equity and liabilities	**219 460**	**14 348**	**30 176**	**7 955**	**2 090**	**150 883**	**424 912**
Interest rate hedging activities	**3 563**	**6 865**	**6 730**	**(10 551)**	**(6 607)**		**–**
Repricing profile	**67 223**	**(5 439)**	**(19 292)**	**4 240**	**1 594**	**(48 326)**	**–**
Cumulative repricing profile	**67 223**	**61 784**	**42 492**	**46 732**	**48 326**		
Expressed as a percentage of total assets	**15,8**	**14,5**	**10,0**	**11,0**	**11,4**		
2005							
Total assets	214 292	2 982	2 737	19 345	7 565	105 337	352 258
Total equity and liabilities	178 153	14 740	15 368	10 431	486	133 080	352 258
Interest rate hedging activities	(15 413)	17 918	11 409	(7 279)	(6 635)		–
Repricing profile	20 726	6 160	(1 222)	1 635	444	(27 743)	–
Cumulative repricing profile	20 726	26 886	25 664	27 299	27 743		
Expressed as a percentage of total assets	5,9	7,6	7,3	7,7	7,9		

8 INTEREST AND SIMILAR INCOME

	2006 Rm	2005 Rm
Mortgage loans	**12 627**	9 964
Finance lease and instalment debtors	**4 196**	3 303
Credit cards	**581**	507
Bills and acceptances	**126**	264
Overdrafts	**1 242**	1 120
Term loans and other	**7 140**	6 112
Government and public sector securities	**1 477**	1 200
Short-term funds and securities	**1 132**	764
	28 521	23 234

		2006 Rm	2005 Rm
9	**INTEREST EXPENSE AND SIMILAR CHARGES**		
	Deposit and loan accounts	**10 817**	8 708
	Current and savings accounts	**1 250**	988
	Negotiable certificates of deposit	**2 820**	2 428
	Other liabilities	**1 698**	1 628
	Long-term debt instruments	**973**	953
		17 558	14 705
	A margin analysis of the interest income and interest expense by asset and liability category is presented in the additional financial information section on pages 154 and 155.		
10	**NON-INTEREST REVENUE**		
	Commission and fee income	**6 538**	5 770
	– Administration fees	**156**	163
	– Cash-handling fees	**329**	326
	– Insurance commission	**411**	300
	– Exchange commission	**238**	213
	– Fees	**812**	782
	– Guarantees	**73**	63
	– Service charges	**1 657**	1 731
	– Other card income	**1 463**	1 184
	– Bond originator income	**487**	341
	– Other commission	**912**	667
	Exchange and other non-interest income	**500**	334
	– Derivative income	**221**	24
	– Exchange	**42**	114
	– Securities dealings	**260**	358
	– Fair-value adjustments	**(23)**	(162)
	Net trading income	**1 647**	1 291
	– Foreign exchange	**719**	658
	– Debt securities*	**551**	293
	– Equities*	**377**	352
	– Other		(12)
	Rental income	**50**	65
	– Rents received	**48**	60
	– Rental income from properties in possession	**2**	5
	Investment income	**179**	248
	– Dividend received	**173**	140
	– Surplus on sale of banking investments	**6**	108
	Foreign currency translation gains	**4**	126
	Sundry income**	**550**	635
		9 468	8 469

**Restatement of 2005 results – Reclassification of transaction costs in non-interest revenue (NIR).*

Expenses amounting to R160 million (2005: R140 million), directly related to NIR, have been reclassified from operating expenses, consistent with industry practice, and have been included in NIR.

These expenses represent transaction costs directly attributable to the acquisition of trading instruments recorded at fair value, which do not include transaction costs. The carrying amount of trading instruments, other than those at fair value through profit or loss, generally includes transaction costs. Consequently, transaction costs that would be included in the determination of the effective interest rate of the instruments and the interest attributable to the instrument have been disclosed within NIR. Comparative results have been restated accordingly.

***Sundry income includes R135 million (2005: R110 million) gross profit, comprising turnover of R338 million (2005: R291 million) and cost of sales of R203 million (2005: R181 million).*

	2006 Rm	2005 Rm
11 OPERATING EXPENSES		
Staff costs	**6 082**	5 312
– Salaries and wages^	**5 992**	5 281
– Long-term employee benefits	**(12)**	(19)
– Share-based payments expense – employees	**102**	50
Computer processing	**1 504**	1 330
– Depreciation for computer equipment	**218**	200
– Amortisation of computer software	**438**	423
– Operating lease charges for computer equipment	**119**	109
– Other computer processing expenses	**729**	598
Communication and travel	**472**	459
– Other communication and travel	**466**	453
– Depreciation for vehicles	**6**	6
Occupation and accommodation	**963**	897
– Depreciation for owner-occupied land and buildings	**61**	57
– Operating lease charges for land and buildings	**315**	322
– Other occupation and accommodation expenses	**587**	518
Marketing and public relations	**782**	574
Fees and insurances	**1 402**	1 275
– Auditors' remuneration	**92**	88
–Statutory audit – current year	**60**	64
– prior year	**4**	(2)
– Interim and quarterly review services	**9**	5
– Other non-audit services	**19**	21
– Other fees and insurance costs*^	**1 310**	1 187
Office equipment and consumables	**258**	301
– Depreciation for furniture and other equipment	**171**	164
– Operating lease charges for furniture and other equipment	**28**	41
– Other office equipment and consumables	**59**	96
Other sundries*	**287**	302
Fees to alliance partners	**(10)**	19
Old Mutual	**(10)**	(14)
Macquarie		33
Total operating expenses	**11 740**	10 469
Included in staff costs are the following:		
Executive directors' remuneration**	**16**	16
Non-executive directors' remuneration**	**9**	8
	25	24

**Refer to note 10 on non-interest revenue for information on the reclassification of 2005 results.*

***Refer to pages 95 to 97 of the Remuneration Report for a detailed breakdown of directors' remuneration.*

^In 2005 BEE transaction fees of R22 million were separately disclosed after reclassifying the fees from salaries and wages. This disclosure adjustment has been reclassified to other fees and insurance costs for the 2005 comparative figures.

Certain expenses incurred by the company on behalf of subsidiary companies are recovered from subsidiary companies.

	2006 Rm	2005 Rm
12 OTHER OPERATING EXPENSES		
12.1 Merger and recovery programme expenses		
Property-related		52
Other		5
Recovery programme expenses	–	57
Merger expenses		98
	–	155
12.2 BEE transaction expenses		
BEE share-based payment expenses	138	371
Fees	8	22
	146	393
Refer to note 45 for a description of the BEE scheme.		
13 INDIRECT TAXATION		
Value-added taxation	270	126
RSC levies	34	60
Revenue stamps	1	14
Other transaction taxes	40	23
	345	223
The value-added taxation comprises that portion which is irrecoverable as a result of the interest earned in the banking sector.		
14 NON-TRADING AND CAPITAL ITEMS		
Impairment of goodwill	(70)	(1)
Profit on sale of subsidiaries, investments and property	248	904
Impairment of investments		(161)
Impairment of property and equipment, software and capitalised development costs	(55)	(9)
Other non-trading and capital items	1	(32)
	124	701
15 DIRECT TAXATION		
15.1 Charge for the year		
South African normal taxation		
– Current charge at 29%	403	397
– Capital gains taxation	26	38
– Deferred taxation	1 229	523
– Change due to taxation rate decreasing from 30% to 29%		33
– Benefit of taxation losses utilised		(33)
Foreign taxation	163	97
Current and deferred taxation on income	1 821	1 055
Prior-year overprovision – current taxation	(43)	441
Prior-year underprovision – deferred taxation	67	(387)
Total taxation on income	1 845	1 109
Secondary tax on companies (STC)	62	(1)
Taxation on non-trading and capital items	26	32
Impairment of investments and fixed assets	(14)	
Profit on sale of subsidiaries, investments and property	40	32
	1 933	1 140

	2006 %	2005 %
15.2 Taxation rate reconciliation (excluding non-trading and capital items)		
Standard rate of South African normal taxation	29	29
Non-taxable dividend income	(4)	(4)
Differences between foreign taxation rates and South African taxation rate	(1)	1
Non-taxable investment income		(1)
Translation losses		(1)
Effect of taxation losses utilised	(1)	(1)
Risk provision	3	2
Structured deals	(1)	(5)
STC	1	
Other	2	3
Total taxation on income as percentage of profit before taxation (excluding transaction taxes and non-trading and capital items)	28	23

15.3 Future taxation relief

The group has estimated taxation losses of R11 480 million (2005: R8 106 million) that can be set off against future taxable income, of which R10 710 million (2005: R7 662 million) has been applied to a deferred taxation balance. The majority of the unrecognised deferred tax asset relates to the non-recognition of deferred tax assets on assessed losses on the initial acquisition of an entity, where the recognition of these would have caused negative goodwill. Furthermore, the group has accumulated STC credits amounting to R338 million at the year-end (2005: R622 million), which have arisen as a result of dividends received exceeding dividends paid. A deferred taxation asset of R36 million (2005: R69 million) has been raised on these STC credits.

16 EARNINGS PER SHARE

Basic earnings and headline earnings per share are calculated by dividing the relevant earnings amount by the weighted average number of shares in issue. Fully diluted earnings and fully diluted headline earnings per share are calculated by dividing the relevant earnings by the weighted average number of shares in issue after taking the dilutive impact of potential ordinary shares to be issued into account.

	Basic		Headline	
	Basic	**Diluted**	**Basic**	**Diluted**
2006				
Profit attributable to equity holders of the parent	**4 533**	**4 533**	**4 533**	**4 533**
Adjusted for:				
– Non-trading and capital items (per note 14)			**(124)**	**(124)**
– Taxation on non-trading and capital items (per note 15)			**26**	**26**
Adjusted profit attributable to equity holders of the parent	**4 533**	**4 533**	**4 435**	**4 435**
Weighted average number of ordinary shares	399 509 771	399 509 771	399 509 771	399 509 771
Adjusted for:				
– Share schemes that have a dilutive effect		**12 778 352**		**12 778 352**
Adjusted weighted average number of ordinary shares	**399 509 771**	**412 288 123**	**399 509 771**	**412 288 123**
Earnings per share (cents)	**1 135**	**1 099**	**1 110**	**1 076**
2005				
Profit attributable to equity holders of the parent	3 836	3 836	3 836	3 836
Adjusted for:				
– Non-trading and capital items (per note 14)			(701)	(701)
– Taxation on non-trading and capital items (per note 15)			32	32
Adjusted profit attributable to equity holders of the parent	3 836	3 836	3 167	3 167
Weighted average number of ordinary shares	397 196 966	397 196 966	397 196 966	397 196 966
Adjusted for:				
– Share schemes that have a dilutive effect		3 189 508		3 189 508
Adjusted weighted average number of ordinary shares	397 196 966	400 386 474	397 196 966	400 386 474
Earnings per share (cents)	966	958	797	791

	Last date to register	Millions of shares	Cents per share	Rm
17 DIVIDENDS				
17.1 Ordinary shares				
2006				
Final declared for 2005 – paid 2006	**24 Mar 06**	**401**	**185**	**742**
Interim declared for 2006	**8 Sep 06**	**392**	**209***	**820**
Ordinary dividends paid in 2006			**394**	**1 562**
Final ordinary dividend declared for 2006			**284***	
2005				
Final declared for 2004 – paid 2005	23 Mar 2005	394	76	299
Interim declared for 2005	4 Aug 2005	408	105**	428
Ordinary dividends paid in 2005			181	727
Final ordinary dividend declared for 2005			185**	

**Total dividend declared for 2006 = 493 cents per share.*
***Total dividend declared for 2005 = 290 cents per share.*

17.2 Preference shares

2006	Days	Rate %	Rm
Dividends paid:			
1 Jul 2005 – 31 Dec 2005	**184**	**7,88**	**110**
1 Jan 2006 – 8 June 2006	**159**	**7,88**	**95**
9 June 2006 – 30 June 2006	**22**	**8,25**	**14**
	365		**219**

	Number of shares	Cents per share	Rm
Dividends declared:			
Final declared for 2005 – paid March 2006	277 298 896	40	110
Interim declared for 2006 – paid August 2006	277 298 896	40	109
			219
Final declared for 2006 – payable March 2007	277 298 896	44	122

2005	Days	Rate %	Rm
Dividends paid			
1 Jul 2004 – 15 Aug 2004	46	8,63	30
16 Aug 2004 – 31 Dec 2004	138	8,25	87
1 Jan 2005 – 17 Apr 2005	107	8,25	67
18 Apr 2005 – 30 Jun 2005	74	7,88	44
	365		228

	Number of shares	Cents per share	Rm
Dividends declared:			
Final declared for 2004 – paid March 2005	277 298 896	42	117
Interim declared for 2005 – paid August 2005	277 298 896	40	111
			228

	2006 Rm	2005 Rm
18 CASH AND CASH EQUIVALENTS		
Coins and banknotes	**2 480**	1 977
Money at call and short notice	**9 668**	8 502
Balances with central banks – other than mandatory reserve deposits	**119**	663
Cash and cash equivalents excluding mandatory reserve deposits with central banks	**12 267**	11 142
Mandatory reserve deposits with central banks	**7 039**	5 747
	19 306	16 889

Money at call and short notice constitutes amounts withdrawable in 32 days or less. Mandatory reserve deposits are not available for use in the group's day-to-day operations. Cash on hand, balances with central banks and mandatory reserve deposits are non-interest-bearing. Other money-market placements are floating interest rate assets.

	2006 Rm	2005 Rm
19 OTHER SHORT-TERM SECURITIES		
19.1 Analysis		
Negotiable certificates of deposit	**19 666**	12 792
Treasury bills	**6 081**	3 849
Other	**9**	373
	25 756	17 014
19.2 Sectoral analysis		
Banks	**19 666**	12 792
Government and public sector	**6 090**	4 222
	25 756	17 014

20 DERIVATIVE FINANCIAL INSTRUMENTS

These transactions have been entered into in the normal course of business and no material losses are anticipated other than those for which provision has been made in the income statement. There are no commitments or contingent commitments under derivative instruments that are settled otherwise than with cash. The principal types of derivative contracts into which the group enters are described below.

Swaps

These are over-the-counter (OTC) agreements between two parties to exchange periodic payments of interest, or payments for the change in value of a commodity, or related index, over a set period based on notional principal amounts. The group enters into swap transactions in several markets. Interest rate swaps exchange fixed rates for floating rates of interest based on notional amounts. Basis swaps exchange floating or fixed interest calculated using different bases. Cross currency swaps are the exchange of interest based on notional values of different currencies.

Options

Currency and interest rate options confer the right, but not the obligation, on the buyer to receive or pay a specific quantity of an asset or financial instrument for a specific price at or before a specified date. Options may be exchange-traded or OTC agreements. The group principally buys and sells currency and equity options.

Futures and forwards

Short-term interest rate futures, bond futures, financial and commodity futures and forward foreign exchange contracts are all agreements to deliver, or take delivery of, a specified amount of an asset or financial instrument based on a specified rate, price or index applied against the underlying asset or financial instrument, at a specified date. Futures are exchange-traded at standardised amounts of the underlying asset or financial instrument. Forward contracts are OTC agreements and are principally dealt in by the group in interest rates as forward rate agreements and in currency as forward foreign exchange contracts.

20 DERIVATIVE FINANCIAL INSTRUMENTS (continued)

Collateral

The group may require collateral in respect of the credit risk in derivative transactions. The amount of credit risk is principally the positive fair value of the contract. Collateral may be in the form of cash or in the form of a lien over a client's assets entitling the group to make a claim for current and future liabilities.

Risk monitoring

Details of the group's financial risk management objectives and polilcies are included within the Risk and Capital Management Report on pages 104 to 144 and the interest rate risk analysis is detailed on page 203.

	2006 Rm	2005 Rm
20.1 Total carrying amount of derivative financial instruments		
Gross carrying amount of assets	15 273	16 176
Gross carrying amount of liabilities	(12 904)	(17 055)
Net carrying amount	2 369	(879)

A detailed breakdown of the carrying amount, notional principal and fair value of the various types of derivative financial instruments held by the group is presented in the following tables.

20.2 Notional principal of derivative financial instruments

This represents the gross notional amounts of all outstanding contracts at year-end. This gross notional amount is the sum of the absolute amount of all purchases and sales of derivative instruments. The notional amounts do not represent amounts exchanged by the parties and therefore represent only the measure of involvement by the group in derivative contracts and not its exposure to market or credit risks arising from such contracts. The amounts actually exchanged are calculated on the basis of the notional amounts and other terms of the derivative, which relate to interest rates, exchange rates, securities' prices or financial and other indices.

	2006			2005		
	Notional principal Rm	Positive value Rm	Negative value Rm	Notional principal Rm	Positive value Rm	Negative value Rm
Equity derivatives	164 317	82 619	81 698	120 499	30 228	90 271
Options written	70 833		70 833	59 620		59 620
Options purchased	71 149	71 149		29 826	29 826	
Futures	22 335	11 470	10 865	31 053	402	30 651
Exchange rate contracts	192 118	101 024	91 094	127 701	67 949	59 752
Forwards	177 435	94 628	82 807	121 038	64 028	57 010
Currency swaps	13 183	5 614	7 569	6 142	3 462	2 680
Options purchased	782	782		485	459	26
Options written	718		718	36		36
Interest rate contracts	300 497	138 863	161 634	379 960	175 798	204 162
Interest rate swaps	205 838	87 181	118 657	238 825	108 583	130 242
Forward rate agreements	73 874	39 906	33 968	110 930	54 075	56 855
Options purchased	1 280	1 280		-		
Options written	1 055		1 055	2 365		2 365
Futures	10 092	6 087	4 005	18 676	8 608	10 068
Caps	5 591	3 162	2 429	3 955	1 682	2 273
Floors	2 176	796	1 380	4 889	2 530	2 359
Credit-linked notes	-			225	225	
Credit default swaps	591	451	140	95	95	
Total notional principal	656 932	322 506	334 426	628 160	273 975	354 185

20.3 Carrying amount of derivative financial instruments

The amounts disclosed represent the value of all derivative instruments held at year-end. The fair value of a derivative financial instrument is the amount at which it could be exchanged in a current transaction between willing parties, other than a forced liquidation or sale. Fair values are obtained from quoted market prices, discounted cash flow models and market-accepted option-pricing models.

	2006			2005		
	Net carrying amount Rm	**Carrying amount of assets Rm**	**Carrying amount of liabilities Rm**	Net carrying amount Rm	Carrying amount of assets Rm	Carrying amount of liabilities Rm
Equity derivatives	**3 673**	**7 479**	**3 806**	2 108	5 622	3 514
Options written	**(3 551)**		**3 551**	(3 245)		3 245
Options purchased	**7 206**	**7 206**		5 207	5 207	
Futures	**18**	**273**	**255**	146	415	269
Exchange rate contracts	**516**	**4 735**	**4 219**	504	3 790	3 286
Forwards	**526**	**4 327**	**3 801**	238	3 231	2 993
Currency swaps	**(10)**	**402**	**412**	241	532	291
Options purchased	**6**	**6**		27	27	
Options written	**(6)**		**6**	(2)		2
Interest rate contracts	**(1 820)**	**3 059**	**4 879**	(3 491)	6 764	10 255
Interest rate swaps	**(1 846)**	**2 962**	**4 808**	(3 482)	5 971	9 453
Forward rate agreements	**18**	**65**	**47**	(8)	88	96
Options purchased	**1**	**1**		–		
Options written	**(14)**		**14**	(10)		10
Futures	**2**	**4**	**2**	2	691	689
Caps	**5**	**12**	**7**	(1)		1
Floors	**3**	**4**	**1**	4	10	6
Credit default swaps	**11**	**11**		4	4	
Total carrying amount	**2 369**	**15 273**	**12 904**	(879)	16 176	17 055

20.4 Analysis of derivative financial instruments

	Exchange rate contracts Rm	**Interest rate contracts Rm**	**Equity derivatives Rm**	**Total Rm**
Positive fair value of derivatives				
2006				
Maturity analysis				
Under one year	**3 959**	**386**	**5 895**	**10 240**
One to five years	**691**	**956**	**1 453**	**3 100**
Over five years	**85**	**1 717**	**131**	**1 933**
	4 735	**3 059**	**7 479**	**15 273**
2005				
Maturity analysis				
Under one year	3 561	430	1 557	5 548
One to five years		3 172	4 065	7 237
Over five years	229	3 162		3 391
	3 790	6 764	5 622	16 176

	Exchange rate contracts Rm	Interest rate contracts Rm	Equity derivatives Rm	Total Rm
20 DERIVATIVE FINANCIAL INSTRUMENTS (continued)				
20.4 Analysis of derivative financial instruments (continued)				
Negative fair value of derivatives				
2006				
Maturity analysis				
Under one year	**3 408**	**332**	**1 300**	**5 040**
One to five years	**763**	**1 757**	**2 444**	**4 964**
Over five years	**48**	**2 790**	**62**	**2 900**
	4 219	**4 879**	**3 806**	**12 904**
2005				
Maturity analysis				
Under one year	2 927	450	1 718	5 095
One to five years	346	4 303	1 743	6 392
Over five years	13	5 502	53	5 568
	3 286	10 255	3 514	17 055
Notional principal of derivatives				
2006				
Maturity analysis				
Under one year	**168 742**	**141 925**	**106 534**	**417 201**
One to five years	**18 809**	**108 753**	**57 122**	**184 684**
Over five years	**4 567**	**49 819**	**661**	**55 047**
	192 118	**300 497**	**164 317**	**656 932**
2005				
Maturity analysis				
Under one year	122 880	202 650	105 234	430 764
One to five years	1 656	120 278	15 185	137 119
Over five years	3 165	57 032	80	60 277
	127 701	379 960	120 499	628 160

21 FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS

The group has satisfied the criteria for designation of financial instruments at fair value through profit or loss in terms of the accounting policy adopted in the annual financial statements.

Various fixed-rate advances are entered into by the bank. The overall interest rate risk of the bank is then hedged by the Asset and Liability Management Division by way of an interest rate swap. The interest rate risk is then passed out to the market through the trading desk.

The swaps and frontdesk trading instruments meet the definition of 'derivatives', and are therefore held at fair value in terms of IAS 39. The fixed-rate advances, however, do not meet this definition. Therefore, to avoid an accounting mismatch by holding the advances at amortised cost and the balance of the hedging schemes' instruments at fair value, the advances are designated at fair value through profit or loss and are therefore held at fair value.

Various instruments are designated at fair value through profit or loss consistent with the relevant entity's documented risk management or investment strategy.

In these investment strategies, the fair value is the instrument attribute that is managed and reviewed on a regular basis. Business strategies, operating mandates and/or investment strategies are aligned with the fair value of the instruments.

The risk of the portfolio is measured and monitored on a fair-value basis. Performance measurement is directly aligned to the fair value, and is reported to key management staff on a regular basis.

	Maximum exposure to credit risk	Change in fair value due to change in credit risk	
		Current period (refer to note 24)	Cumulative
	Rm	Rm	Rm
21.1 Financial assets designated at fair value through profit or loss			
2006			
Negotiable certificates of deposit (NCDs) purchased	1 044		
Treasury bills	5 716		
Government-guaranteed	8 958		
Other dated securities	1 262		
Commercial mortgage loans	10 930	(34)	9
Instalment credit	64	3	4
Leases and debentures	192		
Preference shares	1 344		
Debentures	7		
Loans and advances (secured and unsecured)	7 325		10
Unsecured loans and advances	24		
Overdrafts	31		
Foreign correspondents	2 061		
Other loans	2 480	4	95
Loans to other banks	684		
Trade and other bills and acceptances	699		
Debtors and accruals	277		
Listed investments	487		
Unlisted investments	666		
Endowment policy	390		
Insurance policyholder investments	5 314		
Policyholder assets	(36)		
	49 919	(27)	118
2005			
Government-guaranteed	1 417		
Other dated securities	1 033		
Commercial mortgage loans	12 431	12	43
Instalment credit	140	(2)	1
Leases and debentures	253		
Preference shares	1 834		
Debentures	8		
Loans and advances (secured and unsecured)	4 607		10
Unsecured loans and advances	31		
Other loans	3 007	71	91
Trade and other bills and acceptances	1 501		
Debtors and accruals	121		
Listed investments	377		
Unlisted investments	816		
Endowment policy	464		
Insurance policyholder investments	4 198		
	32 238	81	145

Nedbank Group has estimated the change in credit risk in accordance with the guidance contained with the 'Amendments to IAS 39: Recognition and Measurement: The Fair Value Option' as the amount of the change in fair value of the financial instrument that is not attributable to changes in market conditions that give rise to market risk. For loans and receivables that have been designated at fair value through profit and loss, individual credit spreads are determined at inception as the difference between the benchmark interest rate and the interest rates charged to the client. Subsequent changes in the benchmark interest rate and the credit spread give rise to changes in fair value in the financial instrument. Loans and receivables are reviewed for observable changes in credit risk and the credit spread is adjusted at subsequent dates if there has been an observable change in credit risk relating to a particular loan or advance. No credit derivatives are used to hedge the credit risk on any of the financial assets designated at fair value through profit or loss.

	Fair value Rm	Contractually payable at maturity Rm	Difference Rm	Change in fair value due to change in credit risk: Current period Rm	Cumulative Rm
21 FINANCIAL INSTRUMENTS DESIGNATED AT FAIR VALUE THROUGH PROFIT OR LOSS (continued)					
21.2 Financial liabilities designated at fair value through profit or loss					
2006					
Long-term subordinated debt instruments	**(4 131)**	**(4 122)**	**9**	**8**	**8**
Call and term deposits	**(1 957)**	**(1 944)**	**13**	**2**	**3**
Fixed deposits and shares	**(289)**	**(292)**	**(3)**	**(2)**	**(1)**
Promissory notes and other liabilities	**(1 915)**	**(1 921)**	**(6)**	**9**	**5**
Foreign currency liabilities	**(5 486)**	**(5 483)**	**3**		
Investment contract liabilities	**(5 278)**	**(5 278)**	**–**		
	(19 056)	**(19 040)**	**16**	**17**	**15**
2005					
Long-term subordinated debt instrument	(580)	(533)	47		
Call and term deposits	(2 403)	(2 275)	128	3	1
Fixed deposits and shares	(3 682)	(3 672)	10	1	1
Promissory notes and other liabilities	(2 389)	(2 251)	138	(3)	(4)
Foreign currency liabilities	(418)	(413)	5		
Negotiable certificates of deposit	(851)	(828)	23	(1)	
Investment contract liabilities	(4 166)	(4 166)	–		
	(14 489)	(14 138)	351	–	(2)

The change in fair value due to credit risk has been determined as the difference between fair values determined using a liability curve (adjusted for credit) and a risk-free liability curve.

The curves were constructed using a standard bootstrapping process to derive a zero-coupon yield curve. The credit-adjusted curve was based on offer rates of negotiable certificates of deposit (NCDs) and promissory notes (PNs) out to five years, and thereafter the offer rates of bonds.

	2006 Rm	2005 Rm
22 GOVERNMENT AND OTHER SECURITIES		
22.1 Analysis		
Government and government-guaranteed securities	12 609	14 584
Other dated securities	9 587	8 074
	22 196	22 658
22.2 Sectoral analysis		
Financial services, insurance and real estate	2 061	2 069
Banks	6 691	1 893
Manufacturing	24	11
Transport, storage and communication	106	59
Mining and quarrying		39
Government and public sector	12 608	17 972
Other services	706	615
	22 196	22 658
22.3 Valuation		
Listed securities		
– Carrying amount	21 590	22 208
– Market value	21 659	22 373
Unlisted securities		
– Carrying amount	606	450
– Directors' valuation	609	450
Total market/directors' valuation	22 268	22 823

23 LOANS AND ADVANCES

The group extends advances to individuals and to the corporate, commercial and public sectors. Advances made to individuals are mostly in the form of mortgages, instalment credit, overdrafts, personal loans and credit card borrowings. The group's main activity is in the corporate and commercial sector, where advances are made to a large cross-section of businesses, predominantly in the finance and service area, manufacturing and building and property finance sectors.

	2006 Rm	2005 Rm
23 LOANS AND ADVANCES (continued)		
23.1 Classifications of loans and advances		
Homeloans	98 944	75 333
Commercial mortgages	46 213	37 993
Properties in possession	131	309
Credit cards	5 283	4 074
Overdrafts	13 761	11 604
Other loans to clients	55 815	50 464
Net finance lease and instalment debtors (note 23.4)	43 358	34 935
– Gross investment	47 090	37 454
– Unearned finance charges	(3 732)	(2 519)
Preference shares and debentures	6 840	5 918
Factoring accounts	839	680
Trade, other bills and bankers' acceptances	1 752	3 850
Term loans	33 948	25 314
Remittances in transit	160	82
Deposits placed under reverse repurchase agreements	6 703	3 066
	313 747	253 622
Impairment of advances (note 24)	(5 184)	(5 214)
	308 563	248 408
Comprises:		
– Loans and advances to clients	296 282	236 442
– Loans and advances to banks	17 465	17 180
	313 747	253 622
23.2 Sectoral analysis		
Individuals	128 289	111 214
Financial services, insurance and real estate	79 552	48 311
Banks	17 465	17 180
Manufacturing	11 792	14 839
Building and property development	8 767	11 301
Transport, storage and communication	9 362	6 617
Retailers, catering and accommodation	7 448	4 325
Wholesale and trade	7 053	2 451
Mining and quarrying	6 162	7 353
Agriculture, forestry and fishing	2 560	2 622
Government and public sector	6 714	2 953
Other services	28 583	24 456
	313 747	253 622
23.3 Geographical analysis		
South Africa	291 986	241 483
Other African countries	6 444	5 870
Europe	13 228	4 851
Asia	993	382
USA	403	140
Other	693	896
	313 747	253 622

	2006 Rm	2005 Rm
23.4 Net finance lease and instalment debtors		
Gross finance lease and instalment debtors:		
No later than 1 year	8 545	7 778
Later than 1 year and no later than 5 years	38 351	29 401
Later than 5 years	194	275
	47 090	37 454
Unearned future income on finance lease and instalment debtors	(3 732)	(2 519)
Net finance lease and instalment debtors	43 358	34 935
The net finance lease and instalment debtors may be analysed as follows:		
No later than 1 year	7 867	7 255
Later than 1 year and no later than 5 years	35 312	27 424
Later than 5 years	179	256
	43 358	34 935

	Total Impairment		Specific impairment		Portfolio Impairment	
	2006 Rm	2005 Rm	2006 Rm	2005 Rm	2006 Rm	2005 Rm
24 IMPAIRMENT OF ADVANCES						
24.1 Impairment of advances						
Balance at beginning of year	5 214	6 684	4 418	6 035	796	649
Income statement charge	1 483	1 189	968	1 049	515	140
– loans and advances	1 510	1 108	995	968	515	140
– advances designated at fair value through profit or loss (refer to note 21)	(27)	81	(27)	81		
Amounts written off against the impairment and other movements	(1 809)	(2 885)	(1 895)	(2 892)	86	7
Recoveries of amounts previously written off against the impairment	296	226	296	226		
Impairment of advances	5 184	5 214	3 787	4 418	1 397	796
24.2 Impairments of advances by classification						
Home loans	998	1 181	703	962	295	219
Commercial mortgages	465	365	207	272	258	93
Properties in possession	66	189	66	189		
Credit cards	282	282	260	278	22	4
Overdrafts	685	349	481	310	204	39
Other loans to clients	1 652	1 704	1 316	1 382	336	322
Net finance lease and instalment debtors	944	1 083	686	971	258	112
Preference shares and debentures	90	58	67	53	23	5
Trade, other bills and bankers' acceptances	2	3	1	1	1	2
Impairment at end of year	5 184	5 214	3 787	4 418	1 397	796

	Total impairment		Specific impairment		Portfolio impairment	
	2006 Rm	2005 Rm	2006 Rm	2005 Rm	2006 Rm	2005 Rm
24 IMPAIRMENT OF ADVANCES (continued)						
24.3 Sectoral analysis						
Individuals	**1 240**	1 156	**1 008**	991	**232**	165
Financial services, insurance and real estate	**981**	1 139	**577**	925	**404**	214
Banks	**2**	17	**2**	17		
Manufacturing	**229**	175	**110**	91	**119**	84
Building and property development	**176**	304	**134**	285	**42**	19
Transport, storage and communication	**158**	372	**132**	335	**26**	37
Retailers, catering and accommodation	**109**	140	**69**	96	**40**	44
Wholesale and trade	**231**	26	**214**	20	**17**	6
Mining and quarrying	**64**	29	**30**	18	**34**	11
Agriculture, forestry and fishing	**77**	74	**46**	44	**31**	30
Government and public sector	**34**	40	**28**	32	**6**	8
Other services	**1 883**	1 742	**1 437**	1 564	**446**	178
	5 184	5 214	**3 787**	4 418	**1 397**	796
24.4 Geographical analysis						
South Africa	**5 050**	4 812	**3 718**	4 082	**1 332**	731
Other African countries	**124**	327	**64**	271	**60**	55
Europe	**7**	65	**3**	63	**4**	2
Asia	**1**	4		1	**1**	3
USA						
Other	**2**	6	**2**	1		5
	5 184	5 214	**3 787**	4 418	**1 397**	796

	2006 Rm	2005 Rm
24.5 Ratio of impairments		
Impairment of advances at end of year	**5 184**	5 214
Total advances	**313 747**	253 622
Ratio (%)	**1,7**	2,1
25 OTHER ASSETS		
Sundry debtors and other accounts	**8 341**	10 527
Trading securities and spot positions	**4 106**	1 058
Deferred acquisition costs	**21**	16
	12 468	11 601
26 CURRENT TAXATION		
Normal taxation		
– Current taxation prepaid	**161**	134
– Current taxation liability	**(434)**	(466)
	(273)	(332)

	2006 Rm	2005 Rm
27 INVESTMENT SECURITIES		
27.1 Carrying amount		
Listed investments	**552**	691
Eland Platinum Holdings Limited	**19**	
Enaleni Pharmaceuticals	**2**	35
MasterCard Incorporated	**66**	
Net 1 UEPS Technologies Inc		274
Private equity portfolio	**382**	351
Other	**83**	31
Unlisted investments	**1 325**	2 018
Endowment policies	**390**	459
Dr Holsboer Investment Portfolio	**205**	149
NIBI Fund		483
Strate Limited	**20**	16
Private equity portfolio	**449**	714
Other	**261**	197
Total listed and unlisted investments	**1 877**	2 709
Listed policyholder investments at market value	**4 433**	3 458
Equities other than property	**495**	596
Government, public and private sector stock	**162**	97
Unit trusts	**3 776**	2 765
Unlisted policyholder investments at directors' valuation	**881**	741
Equities other than property	**8**	8
Negotiable certificates of deposit, money market and other short-term funds	**873**	733
Policyholder liabilities	**(36)**	(33)
Total policyholder investments	**5 278**	4 166
Total investment securities	**7 155**	6 875
27.2 Fair value of listed and unlisted investments		
Listed at market value	**552**	417
Unlisted at directors' valuation	**1 332**	2 292
	1 884	2 709

A register of private equity and other investments is available for inspection at the company's registered offices.

	2006 Rm	2005 Rm
28 INVESTMENTS IN ASSOCIATE COMPANIES AND JOINT VENTURES		
28.1 Carrying amount		
Unlisted investments	907	657
	907	657
28.2 Movement in carrying amount		
Carrying amount at beginning of year	657	1 019
Share of associate companies' and joint ventures' profit after taxation for the current year	153	167
Dividends received	(76)	(34)
Impairment		(59)
Net acquisition/(disposal) of associate companies and joint ventures at cost	174	(118)
Assets transferred to non-current assets held for sale		(359)
Foreign currency translation differences	(1)	41
Carrying amount at end of year	907	657
28.3 Analysis of carrying amount		
Associate investments – on acquisition		
– Unlisted: Net asset value	543	292
– Unlisted: Goodwill	197	234
Share of retained earnings since acquisition	319	317
Impairment of goodwill		(36)
Dividends received	(152)	(96)
Foreign currency translation differences		(54)
	907	657
Information relating to investments in associate companies appears on pages 264 to 265.		
28.4 Valuation		
Unlisted at directors' valuation	1 002	852
	1 002	852
28.5 Goodwill included in associate investments		
The carrying amount of investments includes the following amount in respect of goodwill:		
Carrying amount at beginning of year	198	272
– Cost	234	786
– Accumulated impairment losses	(36)	(514)
Arising on acquisitions		10
Realised through disposals	(1)	(64)
Goodwill transferred to non-current assets held for sale		(20)
Carrying amount at end of year	197	198
– Cost	197	234
– Accumulated impairment losses		(36)

	Joint ventures Rm	Associates Rm	Total Rm
28.6 Sectoral analysis of investments in associate companies and joint ventures			
Summarised financial information			
2006			
Total assets	**2 358**	**1 959**	**4 317**
Total liabilities	**2 237**	**1 647**	**3 884**
Operating results	**165**	**174**	**339**
2005			
Total assets	2 974	2 291	5 265
Total liabilities	2 889	2 024	4 913
Operating results	110	354	464

29 NON-CURRENT ASSETS AND LIABILITIES HELD FOR SALE

2006	**Previously included in:**	**Non-current assets held for sale Rm**	**Non-current liabilities held for sale Rm**	**Net carrying amount Rm**
Taquanta Companies**		**448**	**417**	**31**
Properties sold not yet transferred*	**Property and equipment**	**42**		**42**
		490	**417**	**73**
2005				
The IQ Business Group (Pty) Limited	Investment in associate companies and joint ventures	40		40
State Bank of Mauritius	Investment in associate companies and joint ventures	319		319
Properties sold not yet transferred	Property and equipment	26		26
		385	–	385

No amounts relating to non-current assets and non-current liabilities held for sale were recognised in profit and loss during 2006 or 2005.

**Commitments for the sale of several properties had been entered into at year-end. Transfer, however, had not been effected at that date. Transfer of the properties is expected to take place during 2007.*

***The businesses previously had a minority BEE partner. The BEE partner along with management has now purchased 100% of all businesses. The sale is subject to Competition Commission approval. The Competition Commission process is expected to be concluded in the first half of 2007. The final sale price will only be determined on the date of Competition Commission approval, so no gain or loss on sale has been recognised at the end of 2006. The gain or loss is, however, not expected to be material.*

	2006 Rm	2005 Rm
30 DEFERRED TAXATION		
30.1 Reconciliation of deferred taxation balance		
Deferred taxation asset		
Balance at beginning of year	680	1 258
Current-year temporary differences	(560)	(578)
– Client credit agreements	(33)	33
– Impairment	(316)	(58)
– Income and expenditure accruals	2 011	(451)
– Taxation losses – recognised during the year		102
– Taxation losses – transferred to deferred taxation liabilities	(2 222)	
Balance at end of year	120	680
Deferred taxation liability		
Balance at beginning of year	959	1 143
Current-year temporary differences	788	(372)
– Client credit agreements	368	(19)
– Impairment	(314)	
– Income and expenditure accruals	3 321	(353)
– Taxation losses – recognised during the year	(365)	
– Taxation losses – transferred to deferred taxation asset	(2 222)	
Other movements	(98)	188
Balance at end of year	1 649	959
30.2 Analysis of deferred taxation		
Deferred taxation asset		
Client credit agreements		33
Impairment	3	319
Income and expenditure accruals	117	(1 894)
Taxation losses		2 222
	120	680
Deferred taxation liability		
Client credit agreements	2 367	1 999
Impairment	(314)	
Income and expenditure accruals	2 183	(1 040)
Taxation losses	(2 587)	
	1 649	959

	2006 Rm	2005 Rm
31 INVESTMENT PROPERTY		
31.1 Fair value		
Fair value at beginning of year	163	174
Acquisitions	1	13
Disposals	(23)	(37)
Net gain from fair-value adjustments	17	12
Prepaid asset for future lease income		1
Fair value at end of year	158	163

31.2 Fair value of investment property

The above investment properties are freehold and are either held to earn rentals or for capital appreciation. External valuations have been obtained for all investment properties and have been determined in accordance with the bank's accounting policy – 1.10. The valuers are all members or associates of the Institute of Valuers (SA).

The carrying amount of these properties is the fair value of property as determined by these registered independent valuers who have recent experience in the location and category of property being valued. The assumed discount rate applied was between 10% and 18%, and takes into account the type of property and the property location.

	2006 Rm	2005 Rm
Valuations determined by reference to existing market conditions	92	92
Valuations based on discounted future income streams	66	71
	158	163
31.3 Rental income and operating expenses from investment property		
Rental income from investment property	16	20
Direct operating expense arising from investment property that generated rental income	18	22
31.4 Minimum contractual lease rental income from investment property		
2006		16
2007	13	13
2008	14	14
2009	15	15
2010	16	16
2011 and beyond	–	–
	58	74

32 PROPERTY AND EQUIPMENT

	Land		Buildings	
	2006	2005	2006	2005
	Rm	Rm	Rm	Rm
Gross carrying amount				
Balance at 1 January	368	326	1 770	1 773
Acquisitions	2	10	26	87
Increases arising from revaluations	30	67	80	202
Transfers to non-current assets held for sale	(4)	(6)	(14)	(20)
Disposals		(29)		(197)
Reclassification			(35)	
Writeoff of accumulated depreciation on revaluations			(22)	(75)
Effect of movements in foreign exchange rates			3	
Balance at 31 December	396	368	1 808	1 770
Accumulated depreciation and impairment losses				
Balance at 1 January			119	273
Depreciation charge for the year			61	57
Writeoff of accumulated depreciation on revaluations			(22)	(75)
Transfers to non-current assets held for sale			(2)	
Disposals				(136)
Effect of movements in foreign exchange rates				
Balance at 31 December	–	–	156	119
Carrying amount				
At 1 January	368	326	1 651	1 500
At 31 December	396	368	1 652	1 651

Registers providing the information regarding land and buildings, as required in terms of schedule 4 of the Companies Act, 61 of 1973, are available for inspection at the registered office of the company.

Equipment (principally computer equipment, motor vehicles, fixtures and furniture) is stated at cost less accumulated depreciation and impairment losses. Property is recognised at fair value, which is based on external valuations obtained every three years on a rotation basis for all properties in accordance to the group's accounting policy – 1.9. The valuers are all members or associates of the Institute of Valuers (SA). An annual internal review is also done on those properties not subject to external valuation. The carrying amount of properties is the fair value as determined by the valuers less subsequent accumulated depreciation and impairment losses. Adjustments in the valuation of the properties are recorded in the revaluation reserve, which is amortised over the remaining useful life of the property.

In determining the fair value of properties the assumed discount rates applied for future income streams range between 10% and 18%, and take into account the type of property and the property's location.

If land and buildings were carried under the cost and not the revaluation model, the carrying amount would have been R1 530 million (2005: R1 523 million).

Computer equipment		Furniture and other		Vehicles		Total	
2006	2005	2006	2005	2006	2005	2006	2005
Rm	Rm	Rm	Rm	Rm	Rm	Rm	Rm
1 923	1 940	1 391	1 672	43	52	5 495	5 763
445	333	219	187	10	6	702	623
						110	269
8		(15)				(25)	(26)
(223)	(350)	(98)	(467)	(8)	(15)	(329)	(1 058)
						(35)	–
						(22)	(75)
		2	(1)			5	(1)
2 153	1 923	1 499	1 391	45	43	5 901	5 495
1 509	1 656	750	981	22	25	2 400	2 935
218	200	171	164	6	6	456	427
						(22)	(75)
						(2)	–
(222)	(347)	(81)	(394)	(4)	(9)	(307)	(886)
3		(5)	(1)	1		(1)	(1)
1 508	1 509	835	750	25	22	2 524	2 400
414	284	641	691	21	27	3 095	2 828
645	414	664	641	20	21	3 377	3 095

33 LONG-TERM EMPLOYEE BENEFITS

The group has a number of defined-benefit and defined-contribution plans in terms of which it provides pension, post-retirement medical aid and disability benefits to employees and their dependants on retirement, death or disability. All eligible employees and former employees are members of trustee-administered or underwritten schemes within the group, financed by group companies and employee contributions. All South African retirement plans are governed by the Pension Funds Act of 1956. The defined-benefit funds are actuarially valued using the projected unit credit method. Any deficits are funded to ensure the ongoing financial soundness of the funds.

The benefits provided by these schemes are based on years of membership and/or salary levels. These benefits are provided from contributions by employees and the group, and income from the assets of these schemes. The benefits provided by the defined-contribution schemes are determined by the accumulated contributions and investment earnings.

At the dates of the latest valuations the defined-benefit plans were in a sound financial position in terms of section 16 of the Pensions Funds Act. During 1998 active members in the Nedcor Pension Fund (defined benefit) were granted a further option to transfer to one of the defined-contribution funds and approximately three quarters of the then valuation surplus was allocated to members and pensioners.

The funds that constitute the assets and liabilities that the group has recognised in the balance sheet in respect of its defined-benefit plans are listed below. The latest actuarial valuations were performed at 31 December 2006, except for the valuation of the Nedbank Namibia Medical Aid Fund, which was last valued at 31 December 2005.

Refer note 11 for the expense relating to the defined-benefit plans.

Post-employment benefits

Defined-benefit pension and provident funds

- Nedcor Pension Fund (including the Optiplus policy).
- BoE Funds, which consist of NBS Group Pension Fund, BoE Limited Pension Fund (1969) and the Pension Fund of BoE Bank: Business Division.
- Fairbairn Funds, which consist of Fairbairn Private Bank Pension and Provident Funds.
- Nedbank UK Pension Fund.
- Other funds, which consist of Lion Match Group Pension Fund and Lion Match Closed Pension Fund, Nedbank Swaziland Limited Pension Fund and Nedbank Lesotho Pension Fund.

Defined-benefit medical aid funds

- Nedcor Medical Aid Scheme for Nedbank employees and pensioners.
- Nedcor Medical Aid Scheme for BoE employees and pensioners.
- Nedbank Namibia Medical Aid Fund.

Other long-term employee benefits

Disability fund

- Nedbank Group Disability Fund (including the Old Mutual Alternative Risk Transfer Fund (OMART) policy).

Optiplus (Nedcor defined-benefit pension fund) and OMART (Nedbank Group disability fund) are insurance policies, the proceeds of which can be used only to pay or fund the employee benefits under the specific funds. However, these policies are not qualifying insurance policies in terms of IAS 19 Employee Benefits since they are held with related parties. These rights to reimbursement are therefore recognised as separate assets and in all other respects are treated in the same way as other plan assets.

	Assets	Liabilities	Net asset/ (liability)
33.1 Analysis of long-term employee benefits assets and liabilities			
2006			
Post-employment benefits	**1 209**	**(1 065)**	**144**
Other long-term employee benefits – disability fund	**235**	**(150)**	**85**
	1 444	**(1 215)**	**229**
2005			
Post-employment benefits	1 024	(942)	82
Other long-term employee benefits – disability fund	201	(129)	72
	1 225	(1 071)	154

The group's defined benefit obligation in terms of the Nedbank Group Disability Fund is recognised together with the fair value of the assets held in OMART. OMART is a special purpose entity controlled by the group and was established to fund this defined benefit obligation.

33.2 Post-employment benefits

	Present value of obligation	Fair-value plan assets	Surplus/ (Deficit)	Unrecognised actuarial (gains)/ losses and assets	Net asset/ (liability)
Analysis of post-employment benefit assets and liabilities (Rm)					
2006					
Pension funds	**3 936**	**5 201**	**1 265**	**(999)**	**266**
– Nedcor Fund	**3 254**	**4 263**	**1 009**	**(749)**	**260**
– BoE Funds	**270**	**424**	**154**	**(156)**	**(2)**
– Nedbank UK Fund	**226**	**265**	**39**	**(26)**	**13**
– Fairbairn Funds	**80**	**63**	**(17)**	**12**	**(5)**
– Other funds	**106**	**186**	**80**	**(80)**	**–**
Medical aid Funds	**810**	**700**	**(110)**	**(12)**	**(122)**
– Nedcor scheme for Nedbank employees	**715**	**700**	**(15)**	**(13)**	**(28)**
– Nedcor scheme for BoE employees	**90**		**(90)**	**1**	**(89)**
– Nedbank Namibia scheme	**5**		**(5)**		**(5)**
Total	**4 746**	**5 901**	**1 155**	**(1 011)**	**144**
2005					
Pension funds	3 763	4 472	709	(519)	190
– Nedcor Fund	3 148	3 709	561	(349)	212
– BoE Funds	277	390	113	(116)	(3)
– Fairbairn Funds	48	38	(10)	6	(4)
– Nedbank UK Fund	193	177	(16)	4	(12)
– Other funds	97	158	61	(64)	(3)
Medical aid funds	714	614	(100)	(8)	(108)
– Nedcor scheme for Nedbank employees	622	614	(8)	(11)	(19)
– Nedcor scheme for BoE employees	87		(87)	3	(84)
– Nedbank Namibia scheme	5		(5)		(5)
Total	4 477	5 086	609	(527)	82

	Pension and provident funds	Medical aid funds	Total
33.2 Post-employment benefits (continued)			
Present value of defined-benefit obligation (Rm)			
2006			
Balance at the beginning of the year	**3 763**	**714**	**4 477**
Current service cost	**29**	**27**	**56**
Interest cost	**225**	**58**	**283**
Contribution by plan participants	**8**		**8**
Actuarial (gains)/losses	**(24)**	**43**	**19**
Benefits paid	**(188)**	**(32)**	**(220)**
Other movements	**123**		**123**
Balance at the end of the year	**3 936**	**810**	**4 746**
2005			
Balance at the beginning of the year	3 533	628	4 161
Current service cost	37	25	62
Interest cost	219	53	272
Contribution by plan participants	7		7
Actuarial (gains)/losses	166	47	213
Benefits paid	(184)	(30)	(214)
Settlements		(9)	(9)
Other movements	(15)		(15)
Balance at the end of the year	3 763	714	4 477
Fair value of plan assets (Rm)			
2006			
Balance at the beginning of the year	**4 472**	**614**	**5 086**
Expected return on plan assets	**297**	**49**	**346**
Actuarial gains/(losses)	**448**	**47**	**495**
Contributions by the employer	**41**	**22**	**63**
Contributions by plan participants	**8**		**8**
Benefits paid	**(188)**	**(32)**	**(220)**
Other movements	**123**		**123**
Balance at the end of the year	**5 201**	**700**	**5 901**
2005			
Balance at the beginning of the year	3 992	538	4 530
Expected return on plan assets	256	45	301
Actuarial gains/(losses)	374	42	416
Contributions by the employer	42	19	61
Contributions by plan participants	7		7
Benefits paid	(184)	(30)	(214)
Other movements	(15)		(15)
Balance at the end of the year	4 472	614	5 086

	Pension and provident funds	Medical aid funds	Total
Net asset/(liability) recognised (Rm)			
2006			
Present value of defined-benefit obligation	**(3 936)**	**(810)**	**(4 746)**
Fair value of plan asset	**5 201**	**700**	**5 901**
Funded status	**1 265**	**(110)**	**1 155**
Unrecognised net actuarial gains	**(786)**	**(12)**	**(798)**
Unrecognised asset due to asset ceiling	**(213)**		**(213)**
	266	**(122)**	**144**
Asset	**1 209**		**1 209**
Liability	**(943)**	**(122)**	**(1 065)**
2005			
Present value of defined-benefit obligation	(3 763)	(714)	(4 477)
Fair value of plan assets	4 472	614	5 086
Funded status	709	(100)	609
Unrecognised net actuarial gains	(322)	(8)	(330)
Unrecognised asset due to asset ceiling	(197)		(197)
	190	(108)	82
Asset	1 024		1 024
Liability	(834)	(108)	(942)
Total expense recognised (Rm)			
2006			
Current service cost	**29**	**27**	**56**
Interest cost	**225**	**58**	**283**
Expected return on plan assets	**(297)**	**(49)**	**(346)**
Actuarial (gains)/losses	**(8)**		**(8)**
Effect of application of asset ceiling	**16**		**16**
Other			**–**
	(35)	**36**	**1**
2005			
Current service cost	37	25	62
Interest cost	219	53	272
Expected return on plan assets	(256)	(45)	(301)
Actuarial (gains)/losses	(18)		(18)
Settlements		(9)	(9)
Effect of application of asset ceiling	(14)		(14)
Other			–
	(32)	24	(8)

	Pension and provident funds	Medical aid funds	Total
33.2 Post-employment benefits (continued)			
Movements in net asset/(liability) recognised (Rm)			
2006			
Balance at the beginning of the year	190	(108)	82
Net expense recognised in the income statement	35	(36)	(1)
Contributions paid by the employer	41	22	63
Balance at the end of the year	266	(122)	144
2005			
Balance at the beginning of the year	116	(103)	13
Net expense recognised in the income statement	32	(24)	8
Contributions paid by the employer	42	19	61
Balance at the end of the year	190	(108)	82
Distribution of plan assets (%)			
2006			
Equity instruments	36,93	24,00	35,40
Debt instruments	22,21		19,58
Property	1,30		1,14
Cash	7,61	49,00	12,52
International	8,03	7,00	7,91
Other	23,92	20,00	23,45
	100,00	100,00	100,00
2005			
Equity instruments	49,10	23,90	46,06
Debt instruments	28,05		24,66
Property	1,58		1,39
Cash	4,96	48,80	10,25
International	9,45	6,20	9,06
Other	6,86	21,10	8,58
	100,0	100,00	100,00
Actual return on plan assets (Rm)			
2006	745	96	841
2005	630	87	717
Principal actuarial assumptions (%)			
2006			
Discount rates	4,8 and 8	8 and 8,5	
Expected rates of return on plan assets	4 to 9	8,5	
Inflation rate	2,75 to 5	5,5	
Expected rates of salary increases	4,30 and 5,75	6,5	
Pension increase allowance	2,75 to 4,25		
Annual increase to medical aid subsidy		6,25 and 6,5	
Average expected retirement age (years)		60 and 63	
2005			
Discount rates	4,8, 5,1 and 8	8	
Expected rates of return on plan assets	4 to 9	8	
Inflation rate	2,75 and 4,25		
Expected rates of salary increases	4,30 and 5,75		
Pension increase allowance	2,75 to 4,5		
Annual increase to medical aid subsidy		6 and 6,25	
Average expected retirement age (years)		60 and 63	

	Pension and provident funds	Medical aid funds	Total
Experience adjustments on present value of defined-benefit obligation for past four years			
2006	**105**	**43**	**148**
2005	(22)	47	25
2004	(95)	16	(79)
2003	(62)	42	(20)
Experience adjustments on fair value of plan assets for past four years			
2006	**448**	**47**	**495**
2005	374	42	416
2004	144	28	172
2003	(86)	10	(76)
Estimate of future contributions			
Contributions expected for ensuing year	**45**	**24**	**69**

Surplus/(Deficit) for past five years

	Present value of obligation	Fair value of plan asset	Surplus/ (Deficit)
Pension funds			
2006	**3 936**	**5 201**	**1 265**
2005	3 763	4 472	709
2004	3 533	3 992	459
2003	2 615	2 863	248
2002	2 476	2 797	321
Medical aid funds			
2006	**810**	**700**	**(110)**
2005	714	614	(100)
2004	628	538	(90)
2003	552	471	(81)
2002	457	422	(35)

Effect of 1% change in assumed medical cost trend rates (Rm)

	2006	2005
1% increase – effect on current service cost and interest cost	15	14
1% increase – effect on accumulated benefit obligation	115	108
1% decrease – effect on current service cost and interest cost	(13)	(11)
1% decrease – effect on accumulated benefit obligation	(103)	(89)

	Software Rm	Software development costs Rm	Total Rm
34 COMPUTER SOFTWARE AND CAPITALISED DEVELOPMENT COSTS			
2006			
Cost			
Balance at the beginning of the year	2 637	476	3 113
Other acquisitions – separately acquired	63	374	437
Other acquisitions – internally developed	1		1
Development costs commissioned to software	345	(345)	–
Disposals and retirements	(168)		(168)
Foreign exchange and other movements	8	(6)	2
Balance at the end of the year	2 886	499	3 385
Accumulated amortisation and impairment losses			
Balance at the beginning of the year	1 613	180	1 793
Amortisation charge	438		438
Impairment losses	55		55
Foreign exchange and other movements	2	(2)	–
Disposals and retirements	(167)		(167)
Balance at the end of the year	1 941	178	2 119
Carrying amount			
At the beginning of the year	1 024	296	1 320
At the end of the year	945	321	1 266
2005			
Cost			
Balance at the beginning of the year	2 642	283	2 925
Other acquisitions – separately acquired	46		46
Other acquisitions – internally developed		284	284
Development costs commissioned to software	91	(91)	–
Disposals or retirements	(142)		(142)
Balance at the end of the year	2 637	476	3 113
Accumulated amortisation and impairment losses			
Balance at the beginning of the year	1 327	179	1 506
Amortisation charge	423		423
Impairment losses		1	1
Foreign exchange and other movements	1		1
Disposals or retirements	(138)		(138)
Balance at the end of the year	1 613	180	1 793
Carrying amount			
At the beginning of the year	1 315	104	1 419
At the end of the year	1 024	296	1 320

	2006 Rm	2005 Rm
35 GOODWILL		
35.1 Reconciliation of carrying amount		
Carrying amount at the beginning of the year	3 687	3 676
Arising on business combinations	5	24
Realised through disposals		(8)
Impairments recognised through the income statement	(70)	(1)
Foreign currency translation and other	73	(4)
Carrying amount at the end of the year	3 695	3 687

35.2 Analysis

Rm	2006 Cost	2006 Accumulated impairment losses	2006 Carrying amount	2005 Cost	2005 Accumulated impairment losses	2005 Carrying amount
Fairbairn Private Bank (Jersey) Limited/ Fairbairn Trust Company Limited (Guernsey)	450	(138)	312	377	(73)	304
Special-purpose entities			–	40	(40)	–
Peoples Mortgage Limited	198	(198)	–	198	(198)	–
Imperial Bank	285	(25)	260	285	(25)	260
Nedbank Limited	3 565	(739)	2 826	3 565	(739)	2 826
Nedcor Investment Bank	375	(375)	–	375	(375)	–
Nedbank Namibia Limited	115	(2)	113	115	(2)	113
SBM Nedbank International	5	(5)	–			–
Capital One	82		82	82		82
American Express	81		81	81		81
Lion Match Factory (Pty) Limited	21		21	21		21
	5 177	(1 482)	3 695	5 139	(1 452)	3 687

Goodwill is allocated to individual cash-generating units based on business activity. Impairment testing is done on a regular basis by comparing the net carrying value of the cash-generating units to the estimated value in use. The value in use is determined by discounting estimated future cash flows of each cash-generating unit. The discounted-cash-flow calculations have been performed using Nedbank's cost of equity, which is calculated using the capital asset pricing model. Management regards the useful lives of all cash-generating units to be indefinite.

Refer to note 3.2 for key assumptions made during goodwill impairment testing.

	2006 Rm	2005 Rm
35 GOODWILL (continued)		
35.2 Analysis of goodwill (continued)		
The goodwill when split on a geographical basis (area in which the cash-generating unit operates) is as follows:		
Africa	**3 383**	3 383
Europe	**312**	304
	3 695	3 687
The value in use is estimated as follows:		
Africa	**136 783**	205 541
Europe	**1 462**	1 331
	138 245	206 872
Net estimated recoverable amounts:		
Africa	**133 400**	202 158
Europe	**1 150**	1 027
	134 550	203 185

35.3 Goodwill impaired

Impairment losses are recognised in non-trading and capital items in the income statement. R65,0 million relates to Fairbairn Trust Company and R5,3 million to Nedbank International Limited.

The Fairbairn Trust Company specialises in the provision of offshore trust and company services. Prior to 2003 the company had grown steadily, mainly as a result of the amnesty period that allowed for an amnesty charge against SA trusts and fees for amnesty submissions. The company has battled to adapt to a postamnesty environment with income streams decreasing after 2003. The recoverable amount of the company is based on its value in use and a price/earnings ratio of 5.

Nedbank International Limited was previously operated as a joint venture between Nedbank Group Limited and the State Bank of Mauritius of which Nedbank Group Limited owned 50%. In April 2006 Nedbank International Limited became a wholly owned subsidiary of Nedbank Group Limited. It is Nedbank Group Limited's intention to liquidate Nedbank International Limited during 2007, hence the attributable goodwill has been fully impaired.

	2006 Rm	2005 Rm
36 SHARE CAPITAL		
36.1 Ordinary share capital		
Authorised		
600 000 000 (2005: 600 000 000) ordinary shares of R1 each	**600**	600
Issued		
450 884 556 (2005: 442 811 368) fully paid ordinary shares of R1 each	**451**	443
Treasury shares arising from share repurchases by subsidiary of 56 199 074 (2005: 40 817 811) fully paid up ordinary shares of R1 each	**(56)**	(41)
	395	402

Subject to the restrictions imposed by the Companies Act, 61 of 1973, as amended, the unissued shares are under the control of the directors until the forthcoming annual general meeting. In terms of special resolutions passed at the May 2006 general meeting the directors were granted the general authority to buy back up to 10% of the issued share capital of the company until the forthcoming annual general meeting.

	2006 Rm	2005 Rm
36.2 Preference share capital and premium		
Nedbank Limited preference share capital and premium		
Authorised		
1 000 000 000 (2005: 300 000 000) non-redeemable, non-cumulative preference shares of R0,001 each	*	*
Issued		
277 298 896 (2005: 277 298 896) non-redeemable, non-cumulative preference shares of R0,001 each	*	*
Preference share premium	**2 770**	2 770
	2 770	2 770
Imperial Bank Limited preference share capital and premium		
Authorised		
8 000 000 (2005: 0) non-redeemable, non-cumulative, non-participating preference shares of R0,0005 each	*	
Issued		
3 000 000 (2005: 0) non-redeemable, non-cumulative, non-participating preference shares of R0,0005 each	*	
Preference share premium	**300**	
	300	–
Total preference share capital and premium	**3 070**	2 770

*Less than R1 million.

36 SHARE CAPITAL (continued)

36.2 Preference share capital and premium (continued)

The preference shares are classified as equity instruments by Nedbank Limited and Imperial Bank Limited (the entities) and have therefore been classified as minority interest in the consolidated financial statements.

The preference share confers on the holder the right to capital of the entities in the form of a cash dividend prior to payment of dividends to any other class of shareholder. The rate is limited to 75% of the prevailing prime rate on a deemed value of R10, and is never compounded. The dividends, if declared, accrue half-yearly on 30 June and 31 December and are payable within 120 days of these dates respectively.

If a preference dividend is not declared, the dividend shall not accumulate and will never become payable by the entities, whether in preference to payments to any other class of share or otherwise.

If, due to any amendment of the Income Tax Act, No 58 of 1962, the dividends become taxable in the hands of the shareholders and the payment of the perference share dividends becomes a deductible expense for the entities, then the 75% of prevailing prime rate shall be increased to the extent that the entities incur a saving on servicing the preference shares. If such an amendment does not result in a saving for the company, but a decrease in the returns on the preference share investment, no amendment to the rate is envisaged.

Each preference share confers on the holder the right to a return of capital on the winding-up of the company prior to any payment to any other class of share, but are not entitled to any further participation in the profits, assets or any surplus assets of the entities in such circumstances.

The holders of this class of share are not entitled to be present or vote (even by proxy) at any meeting of the company except when a declared dividend or part thereof remains in arrears and unpaid after six months from the due date or a resolution is proposed that directly affects the rights attached to the preference share or the interests of the holder, including resolutions to wind up the entities or to reduce its share capital.

At every general meeting where the preference shareholder is entitled to vote, the voting rights are resticted to the holder's nominal value in proportion to the total nominal value of all shares issued by the entities.

No shares in the capital of the entities, in priority to the preference shares, can be created or issued without prior sanction by way of a resolution passed at a separate class meeting, properly consititued in terms of the provisions set out in the articles of association, of the holders of preference shares.

36.3 Share options – staff schemes

Share options granted under the Nedcor (1994) Share Incentive Trust and Nedbank Group (2005) Option Scheme have an exercise price fixed at the market price of the share on the day prior to the date on which the option is granted. Options may be exercised at rates determined by the schemes' trustees and expire at the earlier of termination or at varying periods of up to six years from the granting of the option. On exercise of the option the schemes will subscribe for shares in Nedbank Group Limited at the full market price then ruling. The difference between such market price and the exercise price is recoverable from the subsidiary that employs the relevant employee. Any amounts accrued by subsidiaries prior to exercise are transferred to non-distributable reserves net of the amount paid in respect of options exercised.

Refer to pages 278 to 280 for further detail on share option schemes.

	2006 Rm	2005 Rm
37 DEPOSITS, CURRENT ACCOUNTS AND OTHER CREDITORS		
37.1 Classifications		
Current accounts	**41 349**	35 830
Savings deposits	**13 374**	11 188
Other deposits and loan accounts	**203 942**	166 573
– Call and term deposits	**119 525**	89 525
– Fixed deposits	**22 651**	23 389
– Cash management deposits	**39 273**	35 183
– Other deposits and loans accounts	**22 493**	18 476
Foreign currency liabilities	**9 267**	8 832
Negotiable certificates of deposit	**45 518**	33 682
Deposits received under repurchase agreements	**11 235**	5 206
	324 685	261 311
Comprises:		
– Amounts owed to depositors	**299 412**	229 993
– Amounts owed to banks	**25 273**	31 318
	324 685	261 311

Deposit products include current accounts, savings accounts, call and notice deposits, fixed deposits and negotiable certificates of deposit. Term deposits vary from six months to five years in both the wholesale and retail markets.

Foreign currency liabilities are either matched by advances to clients or hedged against exchange rate fluctuations. Deposits received under repurchase agreements are secured by pledge of the assets sold.

	2006 Rm	2005 Rm
37.2 Sectoral analysis		
Banks	**25 273**	31 318
Government and public sector	**20 176**	28 310
Individuals	**101 588**	83 284
Business sector	**177 648**	118 399
	324 685	261 311
37.3 Geographical analysis		
South Africa	**300 506**	245 312
Other African countries	**7 937**	5 034
Europe	**13 321**	8 975
Asia	**951**	219
USA	**686**	438
Other	**1 284**	1 333
	324 685	261 311

	2006 Rm	2005 Rm
37.4 Other liabilities		
Creditors and other accounts	7 125	3 950
Insurance contracts	487	159
Short-trading securities and spot positions	29 769	27 840
Provision for onerous contracts (note 37.4.1)	20	4
Leave pay accrual (note 37.4.2)	401	366
Deferred revenue	45	38
	37 847	32 357
37.4.1 Provision for onerous contracts		
Balance at the beginning of the year	4	7
Recognised in profit and loss	16	(3)
Balance at the end of the year	20	4
Provision for onerous contracts resulted from the writedown of R81 million in 2000 for properties and leasehold premises to recognise the permanent diminution of value resulting from the reconfiguration of the retail branch network.		
37.4.2 Leave-pay accrual		
Balance at the beginning of the year	366	390
Movements from business combinations	1	(2)
Additions	1	1
Disposals		(3)
Recognised in profit and loss	41	(5)
Utilised during the year	(5)	(5)
Unused amounts reversed	(2)	
Other movements		(12)
Balance at the end of the year	401	366
Provisions have been raised in accordance with IAS 37: Provisions, Contingent Liabilities and Contingent Assets, as set out in note 40.		
38 INVESTMENT CONTRACT LIABILITIES		
Movements in policy liabilities during year		
Market value at the beginning of the year	4 166	3 109
Net movement in value of contracts	1 112	1 057
Market value at the end of the year	5 278	4 166

Policies that are under investment contracts are market-related.

	Instrument terms	2006 Rm	2005 Rm
39 LONG-TERM DEBT INSTRUMENTS			
Rand-denominated		**8 389**	6 901
R515 million bonds repayable on 4 December 2008 (IBP1)	13,5% per annum	**553**	580
R500 million bonds repayable on 30 December 2010 (IBP2)	8,38% per annum	**506**	
R2 billion subordinated callable notes repayable on 20 September 2011 (NED01)**^	11,3% per annum*		2 064
R4 billion subordinated callable notes repayable on 9 July 2012 (NED 02)**	13,15% per annum*	**4 254**	4 254
R1,5 billion subordinated callable notes repayable on 24 April 2011 (NED05)**	7,85% per annum*	**1 456**	
R1,5 billion subordinated callable notes repayable on 20 September 2013 (NED06)***	9,84% per annum*	**1 616**	
R200 million unsecured debentures repayable on 30 November 2029	Interest-free	**4**	3
US dollar-denominated		**128**	371
US$40 million repayable on 17 April 2008	6-month Libor on nominal value		253
US$18 million repayable on 31 August 2009.	1,5 basis points below 6-month Libor on nominal value	**128**	118
Namibian-dollar-denominated		**1**	1
N$40 million long-term debenture issue repayable on 15 September 2030	17% per annum until 15 September 2000 – thereafter interest-free	**1**	1
Total long-term debt instruments in issue		**8 518**	7 273

Coupon holders are entitled, in the event of interest default, to put the coupon covering such interest payments to Nedbank Group Limited. The US dollar subordinated-debt instruments are either matched by advances to clients or covered against exchange rate fluctuations. In accordance with the group's articles of association the borrowing powers of the company are unlimited.

**Interest is payable on these notes biannually.*

***Callable by the issuer, Nedbank Limited, after five years from date of issue, being 20 September 2001, 9 July 2002 and 24 April 2006 (ie 20 September 2006, 9 July 2007 and 26 April 2011), at which time the interest converts to a floating three-month Jibar rate, plus a spread of 2,49%, 2,60% and 1,70% respectively.*

****Callable by the issuer, Nedbank Limited, after seven years from the date of issue, being 20 September 2006 (ie 20 September 2013), at which time the interest converts to a floating three-month Jibar rate, plus a spread of 2,05%.*

^The debt instrument was redeemed on its call date of 20 September 2006.

Tier 3 capital

Included in fixed deposits on page 237 is a R300 million subordinated-debt instrument, issued on 20 September 2005 and callable on 20 September 2008, of which R158 million qualified as Tier 3 capital. At 31 December 2005 R300 million was included in deposits that qualified as Tier 3 capital.

	2006 Rm	2005 Rm
40 CONTINGENT LIABILITIES		
Guarantees on behalf of clients	**15 250**	11 064
Confirmed letters of credit and discounting transactions	**2 820**	7 103
Unutilised facilities and other	**45 736**	32 170
	63 806	50 337

The group in the ordinary course of business enters into transactions that expose the group to tax, legal and business risks. Provisions are made for known liabilities that are expected to materialise. Possible obligations and known liabilities where no reliable estimate can be made or it is considered improbable that an outflow would result, are noted as contingent liabilities. This is in accordance with IAS 37: Provisions, Contingent Liabilities and Contingent Assets.

There are a number of legal or potential claims against Nedbank Limited and its subsidiary companies, the outcome of which cannot at present be foreseen.

Historically a number of group companies entered into structured finance transactions with third parties using the tax base of these companies. Pursuant to the terms of the majority of these transactions, the underlying third party has contractually agreed to accept the risk of any tax being imposed by the South African Revenue Service (SARS), although the obligation to pay in the first instance rests with the group companies. It is only in limited cases where, for example, the credit quality of a client becomes doubtful, or where the client has specifically contracted out of the repricing of additional taxes, that the recovery from a client could be less than the liability that could arise on assessment, in which case provisions are made. SARS has examined the tax aspects of some of these types of structures and SARS could assess these structures in a manner contrary to that initially envisaged by the contracting parties. As a result group companies could be obliged to pay additional amounts to SARS and recover these from clients under the applicable contractual arrangements.

	2006 Rm	2005 Rm
41 COMMITMENTS		
41.1 Capital expenditure approved by directors		
Contracted	**394**	449
Not yet contracted	**231**	154
	625	603

Funds to meet capital expenditure commitments will be provided from group resources. In addition, capital expenditure is incurred in the normal course of business throughout the year.

41.2 Operating lease commitments

Companies in the group have entered into leases over fixed property, furniture and other equipment for varying periods. The charges will increase in future in line with negotiated escalations and expansions. The following are the minimum lease payments under non-cancellable leases:

2006	**2007 Rm**	**2008 Rm**	**2009 Rm**	**2010 Rm**	**2011 and beyond Rm**
Land and buildings	**412**	**467**	**506**	**561**	**3 586**
Furniture and equipment	**185**	**224**	**238**	**264**	**617**
	597	**691**	**744**	**825**	**4 203**

2005	2007 Rm	2008 Rm	2009 Rm	2010 Rm	2011 and beyond Rm
Land and buildings	306	327	355	382	3 265
Furniture and equipment	115	137	147	167	402
	421	464	502	549	3 667

41 COMMITMENTS (continued)

41.3 Commitments under derivative instruments

The group enters into option contracts, financial futures contracts, forward rate and interest rate swap agreements and other financial agreements in the normal course of business (note 20).

42 FOREIGN CURRENCY CONVERSION GUIDE

Monetary figures in these financial statements are expressed in South African rand to the nearest million. The approximate value of the South African rand at 31 December against the following currencies was:

	2006 Actual	2005 Actual	2006 Average	2005 Average
United States dollar	**0,1429**	0,1580	**0,1467**	0,1570
Pound sterling	**0,0728**	0,0916	**0,0790**	0,0867
Euro	**0,1085**	0,1335	**0,1159**	0,1269

43 CASH FLOW INFORMATION

	2006 Rm	2005 Rm
43.1 Reconciliation of profit from operations to cash generated by operations		
Profit from operations	**6 841**	5 270
Adjusted for:		
– Depreciation (note 11)	**456**	427
– Amortisation: Computer software (note 11)	**438**	423
– Goodwill impairment (note 14)	**70**	1
– Movement in impairment of advances	**1 779**	1 415
– (Profit)/Loss on disposal of property and equipment	**(11)**	85
– Net income on investment banking assets	**(6)**	(109)
– Effects of exchange rate changes on cash and cash equivalents (excluding foreign borrowings)	**(417)**	(9)
– Impairment losses on investments, property and equipment (note 14)	**55**	170
– Profit on sale of subsidiaries, investments and property (note 14)	**(248)**	(904)
– Other non-trading and capital items (note 14)	**(1)**	32
– Indirect taxation	**345**	223
– Foreign currency translation profit	**(4)**	(126)
Cash generated by operations	**9 297**	6 898
43.2 Cash received from clients		
Interest and similar income (note 8)	**28 521**	23 234
Commission and fees (note 10)	**6 538**	5 770
Trading income (note 10)*	**1 647**	1 291
Other income	**1 100**	1 034
	37 806	31 329
43.3 Cash paid to clients, employees and suppliers		
Interest expense (note 9)	**(17 558)**	(14 705)
Staff costs (note 11)	**(6 082)**	(5 312)
Other operating expenses*	**(4 921)**	(4 771)
	(28 561)	(24 788)
43.4 Increase in operating assets		
Other short-term securities	**(8 742)**	(704)
Government and public sector securities	**462**	3 566
Advances and other accounts	**(63 311)**	(20 848)
	(71 591)	(17 986)

**2005 Restated, refer note 10.*

	2006 Rm	2005 Rm
43.5 Increase in operating liabilities		
Current and savings accounts	**7 705**	2 086
Other deposits, loan accounts and foreign currency liabilities	**37 804**	12 117
Negotiable certificates of deposit	**11 836**	5 800
Deposits received under repurchase agreements	**6 029**	(9 439)
Creditors and other liabilities	**4 478**	9 445
	67 852	20 009
43.6 Taxation paid		
Amounts prepaid at the beginning of the year	**(332)**	3
Income statement charge (excluding deferred taxation)	**(523)**	(927)
Total indirect taxes	**(345)**	(223)
Portion of transaction taxation on property and equipment acquired to be depreciated in future years	**(26)**	(37)
Amounts payable the end of the year (note 26)	**273**	332
	(953)	(852)
43.7 Disposal of investments in subsidiary companies net of cash		
Cash and cash equivalents	**13**	
Investments in associate companies and joint ventures	**298**	
Amounts owed to depositors	**(3)**	2
Other liabilities	**(8)**	
Net assets disposed	**300**	2
Profit on disposal	**(1)**	(1)
Consideration received	**299**	1
Less: Cash and cash equivalents disposed	**(13)**	
Net consideration	**286**	1
43.8 Acquisition of investments in subsidiary companies net of cash		
Cash and cash equivalents	**(29)**	
Advances and other debtors	**(15)**	
Investments in associate companies and joint ventures	**77**	
Amounts owed to depositors	**(94)**	
Current taxation liabilities	**1**	
Net assets acquired	**(60)**	–
Goodwill	**(5)**	
Consideration paid	**(65)**	–
Less: Cash and cash equivalents acquired	**29**	
Net cash outflow	**(36)**	–
43.9 Dividends paid to ordinary shareholders		
Recognised in the group statement of changes in total shareholders' equity	**(1 562)**	(727)

	2006 Rm	2005* Rm
44 MANAGED FUNDS		
44.1 Fair value of funds under management – by type		
Unit trusts	32 780	23 866
Third party	23 320	17 893
Private clients*	30 112	22 166
	86 212	63 925
44.2 Fair value of funds under management – by geography		
South Africa	72 827	52 808
Rest of world	13 385	11 117
	86 212	63 925

44.3 Reconciliation of movement in funds under management – by type

	Unit trusts Rm	Third party Rm	Private clients Rm	Total Rm
Balance at 31 December 2004	19 441	17 488	25 643	62 572
Disposals			(88)	(88)
Inflows	10 179	6 335	6 601	23 115
Outflows	(9 543)	(6 877)	(14 979)	(31 399)
Mark-to-market value adjustment	3 912	904	4 529	9 345
Foreign currency translation differences	(123)	43	460	380
Balance at 31 December 2005*	23 866	17 893	22 166	63 925
Inflows	14 197	7 309	7 186	28 692
Outflows	(11 712)	(5 333)	(5 741)	(22 786)
Mark-to-market value adjustment	5 910	3 079	5 594	14 583
Foreign currency translation differences	519	372	907	1 798
Balance at 31 December 2006	32 780	23 320	30 112	86 212

44.4 Reconciliation of movement in funds under management – by geography

	South Africa Rm	United Kingdom Rm	Rest of world Rm	Total Rm
Balance at 31 December 2004	42 860	1 130	18 582	62 572
Group transfers		(1 130)	1 130	–
Disposals			(88)	(88)
Inflows	19 485		3 630	23 115
Outflows	(18 663)		(12 736)	(31 399)
Mark-to-market value adjustment	9 126		219	9 345
Foreign currency translation differences			380	380
Balance at 31 December 2005*	52 808	–	11 117	63 925
Inflows	25 074		3 618	28 692
Outflows	(18 623)		(4 163)	(22 786)
Mark-to-market value adjustment	13 568		1 015	14 583
Foreign currency translation differences			1 798	1 798
Balance at 31 December 2006	72 827	–	13 385	86 212

The group, through a number of subsidiaries and joint ventures, operates unit trusts, holds and invests funds on behalf of clients and acts as a trustee in a number of fiduciary capacities. In addition, companies in the group operate securities and custodial services on behalf of clients. Commissions and fees earned in respect of trust and management activities performed are included in the group income statement as non-interest revenue.

**Restated due to elimination of crossholding of assets under management within the group.*

***Other financial services included in private clients.*

45 SHARE-BASED PAYMENTS

Shares, share options and equity instruments are granted to employees as part of their remuneration package as services are rendered, as well as to clients, business partners and affinity groups as an incentive to retain and grow business within the group. The following are the share and share option schemes that have been in place during the year. All of the schemes will be equity-settled.

As the group cannot estimate reliably the fair value of services received nor the value of additional business received, the group rebuts the presumption that such services and business can be measured reliably. The group therefore measures their fair value by reference to the fair value of the shares, share options or equity instruments granted, in line with the group's accounting policy. The fair value of such shares, share options and equity instruments is measured at the grant date utilising the Black-Scholes valuation model.

45.1 Description of arrangements

Scheme	Trust/SPV	Description
• Traditional employee schemes		
Nedcor Group (1994) Share Option Scheme	Nedbank Employee Share Trust	Share options were granted to key staff to motivate senior employees to remain with the group. The granting of share options was based on job level, merit and performance, and was entirely at the discretion of the trustees acting on recommendation of the Group Remuneration Committee. Grants were made twice a year for new appointments and annually for existing staff on dates determined by the trustees.
Nedbank Group (2005) Share Option Scheme	Nedbank Group (2005) Share Scheme Trust	Share options are granted to key staff to motivate senior employees to remain with the group. The granting of share options is based on job level, merit and performance, and is entirely at the discretion of the trustees acting on recommendation of the Group Remuneration Committee. Grants are made twice a year for new appointments and annually for existing staff on a date determined by the trustees.
Nedbank Group (2005) Matched Share Scheme	Nedbank Group (2005) Share Scheme Trust	All employees of the group are eligible to participate in the scheme. An amount of not more than 50% of their after-tax bonus can be invested, which will be matched by the group with shares.
Old Mutual UK Sharesave Plan	n/a	All eligible employees of Fairbairn Private Bank (Jersey) Limited, Fairbairn Private Bank (Isle of Man) Limited and Fairbairn Trust Company Limited (Guernsey) are entitled to participate in the Old Mutual UK Sharesave Plan, which allows them to elect to save between £5 and £250 per month over a 3- or 5-year period, and receive an option to purchase Old Mutual plc shares in the future at an exercise price that is set at the start of the plan. Invitations to participate in the plan are issued annually.

Vesting requirements	Maximum term
Share options granted on appointment are time-based, of which 50% vest after three years and the remaining 50% after four years. Annual allocations to existing staff are linked to the achievement of predetermined targets for growth in headline earnings over the performance period of three and four years.	6 years
Completion of three years' service.	5 years
Three years' service and achievement of Nedbank Group performance targets. Where these performance targets are not met, 50% will vest provided that the three years' service has been achieved.	3 years
Completion of three or five years' service.	5,5 years

45 SHARE-BASED PAYMENTS (continued)

45.1 Description of arrangements (continued)

Scheme	Trust/SPV	Description
• Nedbank Eyethu BEE schemes – Employees		
Non-executive Directors' Scheme	Nedbank Eyethu Non-executive Directors' Trust	Certain non-executive directors acquired restricted shares at par value, with notional funding over a period of six years. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.
Black Executive Scheme	Nedbank Eyethu Black Executive Trust	Restricted shares and share options were granted to certain black employees on a senior management level. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.
Black Management Scheme	Nedbank Eyethu Black Management Trust	Restricted shares and share options were granted to certain black employees on a middle and senior management level. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.
Broad-based Employee Scheme	Nedbank Eyethu Broad-based Employee Trust	Restricted shares granted to all qualifying employees who do not participate in any other share incentive scheme operating in the group. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights. However, the participants are not entitled to deal in the shares for a period of five years.
• Nedbank Eyethu BEE schemes – Clients and business partners		
Black Business Partner Scheme	Wiphold Financial Services Number Two Trust and Brimstone-Mtha Financial Services Trust	Each trust was issued an equal number of restricted shares at R1,87 per share, with notional funding over a period of 10 years. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.
Retail Scheme	Nedbank Eyethu Retail Trust	For every three shares acquired, participants qualify for an additional bonus share after a three-year period. The participants can elect to settle the payment for the shares in a once-off lump-sum payment or by a monthly debit order over 36 months. Should there be any contractual breach by the participants, they will cease to qualify for the bonus shares.
Corporate Scheme	Nedbank Eyethu Corporate Scheme Trust and Aka-Nedbank Eyethu Trust	Restricted shares were allocated to existing black corporate clients and to Aka Capital (Pty) Limited, a key corporate client that has the role of the black development partner in the scheme, at par value, with notional funding over a period of six years. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights. Should there be any contractual breach by the participants, they will cease to qualify for these shares.

Vesting requirements	Maximum term
Six years' service and no dealing in the shares during this notional funding period. So as not to compromise the non-executive directors' independence, no specific performance conditions will apply to the directors' participation.	6 years
Participants must remain in service for four, five and six years, after each of which 1/3 of the shares become unrestricted and 1/3 of the options vest.	7 years
Participants must remain in service for four, five and six years, after each of which 1/3 of the shares become unrestricted and 1/3 of the options vest.	7 years
n/a	5 years
No dealing in these shares during the 10-year notional funding period.	10 years
Participants must operate and maintain a primary transaction account with Nedbank for three years.	3 years
Participants must use Nedbank as their primary banker for six years.	6 years

45 SHARE-BASED PAYMENTS (continued)

45.1 Description of arrangements (continued)

Scheme	Trust/SPV	Description
• Nedbank Namibia Omufima BEE schemes – Employees		
Black Management Scheme	Nedbank Eyethu Black Management Trust	Restricted shares and share options were granted to certain black employees on a middle and senior management level. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.
Broad-based Employee Scheme	Nedbank Eyethu Broad-based Employee Trust	Restricted shares granted to all qualifying employees who do not participate in any other share incentive scheme operating in the group. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.
• Nedbank Namibia Omufima BEE schemes – Business partners and affinity groups		
Black Business Partner Scheme	Central Consortium SPV Three Investments (Pty) Limited, Coastal Consortium SPV Three Investments (Pty) Limited and Northern Empowerment SPV Three Investments (Pty) Limited	Each SPV was issued an equal number of restricted shares at R2,53 per share, with notional funding over a period of 10 years. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.
Affinity Group Scheme	Southern Consortium SPV Three Investments (Pty) Limited and Eastern Consortium SPV Three Investments (Pty) Limited	Each SPV was issued an equal number of restricted shares at R1 per share, with notional funding over a period of 10 years. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.
Education Scheme	Nedbank Namibia Education Trust	Each SPV was issued an equal number of restricted shares at R1 per share, with notional funding over a period of 10 years. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.

Vesting requirements	Maximum term
Participants must remain in service for four, five and six years, after each of which 1/3 of the shares become unrestricted and 1/3 of the options vest.	7 years
No dealing in these shares during the restricted period of five years.	5 years
No dealing in these shares during the 10-year notional funding period.	10 years
No dealing in these shares during the 10-year notional funding period.	10 years
No dealing in these shares during the 10-year notional funding period.	10 years

45 SHARE-BASED PAYMENTS (continued)

45.2 Effect on profit and financial position

	Share-based payments expense		Share-based payments reserve	
	2006 Rm	2005 Rm	2006 Rm	2005 Rm
• **Traditional employee schemes**	102	50	263	130
Nedbank Group (1994) Share Option Scheme	37	26	140	101
Nedbank Group (2005) Share Option Scheme	55	18	104	22
Nedbank Group (2005) Matched Share Scheme	9	4	16	5
Old Mutual UK Sharesave Scheme *	1	2	3	2
• **Nedbank Eyethu BEE schemes**	117	371	357	371
Black Business Partner Scheme		215	215	215
Non-executive Directors' Scheme	2	1	3	1
Retail Scheme	38	1	39	1
Corporate Scheme	51	14	65	14
Black Executive Scheme	7	2	9	2
Black Management Scheme	19	11	26	11
Broad-based Employee Scheme **		127		127
• **Nedbank Namibia Omufima BEE schemes**	21	–	16	–
Namibia Black Business Partner Scheme	9		9	
Namibia Affinity Group Scheme	3		3	
Namibia Education Scheme	4		4	
Namibia Black Management Scheme				
Namibia Broad-based Employee Scheme	5			
	240	421	636	501

** The Old Mutual UK Sharesave scheme was included in the Nedbank Group (1994) Share Option Scheme figures in 2005 and is now disclosed separately.*

*** The shares granted to participants in terms of the broad-based scheme are restricted for five years from grant date. At 31 December 2005, due to the restriction on the shares, a share-based payments reserve was accounted for in equity to the value of the share-based payments charge to the income statement (R127 million), with a corresponding asset to the value of the actual cash grant made to the Broad-based Trust (R106 million). This trust is not consolidated in the group results. AC 503 Accounting for BEE transactions, issued in April 2006, clarifies the treatment of such post-vesting restrictions, in that, if there are no vesting conditions, a share-based payments reserve is not raised. Therefore, the balance in the share-based payments reserve at 31 December 2005 has been reversed during 2006, with a corresponding decrease in assets of R106 million and a direct transfer to distributable reserves of R21 million.*

45.3 Movements in number of instruments

	2006		2005	
	Number of instruments	Weighted average exercise price R	Number of instruments	Weighted average exercise price R
Nedbank Group (1994) Share Option Scheme				
Outstanding at the beginning of the year	16 457 215	84,02	28 905 173	90,07
Granted			718 693	73,14
Forfeited	(501 256)	77,11	(4 918 072)	97,13
Exercised	(2 311 648)	80,31	(3 099 459)	61,50
Expired	(4 520 563)	96,71	(5 149 120)	118,72
Outstanding at the end of the year	9 123 748	79,33	16 457 215	84,02
Exercisable at the end of the year	3 490 864	102,28	4 412 911	102,53
Weighted average share price for options exercised (R)		123,80		83,72

	2006		2005	
	Number of instruments	Weighted average exercise price R	Number of instruments	Weighted average exercise price R
Nedbank Group (2005) Share Option Scheme				
Outstanding at the beginning of the year	5 586 759	77,71		
Granted	6 142 374	110,71	5 815 509	77,69
Forfeited	(828 423)	94,02	(228 750)	77,23
Exercised	(89 500)	79,19		
Outstanding at the end of the year	10 811 210	95,19	5 586 759	77,71
Exercisable at the end of the year	90 800	86,46	2 200	76,79
Weighted average share price for options exercised (R)		130,47		–
Nedbank Group (2005) Matched Share Scheme				
Outstanding at the beginning of the year	327 025			
Granted	153 960		327 025	
Forfeited	(31 335)			
Outstanding at the end of the year	449 650	–	327 025	–
Exercisable at the end of the year	–	–	–	–
Weighted average share price for options exercised (R)		–		–
Old Mutual UK Sharesave Scheme (options on Old Mutual plc shares – GBP)				
Outstanding at the beginning of the year	968 330	0,67	856 629	0,62
Granted	173 597	1,53	119 576	1,03
Forfeited	(28 428)	0,77	(7 875)	0,60
Exercised	(282 555)	0,60		
Expired	(9 097)	1,53		
Outstanding at the end of the year	821 847	0,86	968 330	0,67
Exercisable at the end of the year	–	–	–	–
Weighted average share price for options exercised (GBP)		1,67		–
Black Business Partner Scheme				
Outstanding at the beginning of the year	7 891 300	171,82		
Granted			7 891 300	171,82
Outstanding at the end of the year	7 891 300	171,82	7 891 300	171,82
Exercisable at the end of the year	–	–	–	–
Weighted average share price for options exercised (R)		–		–

45 SHARE-BASED PAYMENTS (continued)

45.3 Movements in number of instruments

	2006		2005	
	Number of instruments	Weighted average exercise price R	Number of instruments	Weighted average exercise price R
Non-executive Directors' Scheme				
Outstanding at the beginning of the year	344 351	108,04		
Granted			344 351	108,04
Outstanding at the end of the year	344 351	108,04	344 351	108,04
Exercisable at the end of the year	–	–	–	–
Weighted average share price for options exercised (R)		–		–
Retail Scheme				
Outstanding at the beginning of the year	459 382			
Granted	985 724		459 382	
Forfeited	(6 655)			
Outstanding at the end of the year	1 438 451	–	459 382	–
Exercisable at the end of the year	–	–	–	–
Weighted average share price for options exercised (R)		–		–
Corporate Scheme				
Outstanding at the beginning of the year	9 051 369	108,06		
Granted	892 130	108,06	9 051 369	108,06
Forfeited	(4 358)	108,06		
Outstanding at the end of the year	9 939 141	108,06	9 051 369	108,06
Exercisable at the end of the year	–	–		
Weighted average share price for options exercised (R)		–	–	
Black Executive Scheme				
Outstanding at the beginning of the year	672 000	56,06		
Granted	217 501	72,43	672 000	56,06
Forfeited	(37 451)	47,90		
Outstanding at the end of the year	852 050	60,60	672 000	56,06
Exercisable at the end of the year	24 000	74,75	–	–
Weighted average share price for options exercised (R)		–		–

	2006		2005	
	Number of instruments	**Weighted average exercise price R**	Number of instruments	Weighted average exercise price R
Black Management Scheme				
Outstanding at the beginning of the year	**3 554 438**	**68,47**		
Granted	**902 751**	**100,01**	3 606 506	68,47
Forfeited	**(592 293)**	**73,34**	(52 068)	68,47
Exercised	**(28 012)**	**74,75**		
Expired	**(34 908)**	**74,75**		
Outstanding at the end of the year	**3 801 976**	**75,10**	3 554 438	68,47
Exercisable at the end of the year	**40 226**	**73,93**	–	–
Weighted average share price for options exercised (R)		**119,99**		–
Namibia Black Business Partner Scheme				
Outstanding at the beginning of the year				
Granted	**199 929**	**278,98**		
Outstanding at the end of the year	**199 929**	**278,98**	–	–
Exercisable at the end of the year	–	–	–	–
Weighted average share price for options exercised (R)		–		–
Namibia Affinity Group Scheme				
Outstanding at the beginning of the year				
Granted	**74 048**	**282,47**		
Outstanding at the end of the year	**74 048**	**282,47**	–	–
Exercisable at the end of the year	–	–	–	–
Weighted average share price for options exercised (R)		–		–
Namibia Education Scheme				
Outstanding at the beginning of the year				
Granted	**98 730**	**282,47**		
Outstanding at the end of the year	**98 730**	**282,47**	–	–
Exercisable at the end of the year	–	–	–	–
Weighted average share price for options exercised (R)		–		–
Namibia Black Management Scheme				
Outstanding at the beginning of the year				
Granted	**75 400**	**77,92**		
Outstanding at the end of the year	**75 400**	**77,92**	–	–
Exercisable at the end of the year	–	–	–	–
Weighted average share price for options exercised (R)		–		–

45 SHARE-BASED PAYMENTS (continued)

45.4 Instruments outstanding at the end of the year by exercise price

	2006		2005	
	Number of instruments	Weighted average remaining contractual life (years)	Number of instruments	Weighted average remaining contractual life (years)
Nedbank Group (1994) Share Option Scheme				
45,00	1 132 882	1,7	2 856 808	2,5
55,75	345 800	3,6	365 900	4,6
60,00	82 169	1,7	187 656	2,5
60,01	3 270 796	3,3	3 559 800	4,3
61,40	25 000	3,4	25 000	4,4
69,20	162 115	2,8	319 930	3,8
73,00			100 000	5,3
74,40	463 500	4,3	523 200	5,3
79,50			127 903	0,5
81,00	2 890	1,3	4 667	2,3
84,00			29 762	1,0
86,40	221 159	0,8	483 580	1,6
88,00	985 214	2,2	2 443 700	2,9
89,70	22 058	0,6	62 945	1,5
90,90	7 667	1,1	14 333	2,1
96,00	5 208	0,1	65 291	0,8
97,50			17 172	0,1
102,19	84 250	2,2	131 500	3,2
102,65	82 050	1,8	340 798	2,7
111,00	35 556	1,5	43 333	2,5
115,00			23 700	2,1
123,00	21 347	0,8	21 347	1,8
123,60	1 725 579	1,4	2 171 350	2,2
125,00	297 975	1,2	1 918 022	1,9
128,60			10 700	0,2
130,60			368	0,2
130,80	72 950	0,7	108 269	1,4
131,45			2 920	0,8
132,00			3 100	1,0
133,20			84 800	0,2
134,00			512	0,2
136,20	500	0,2	168 953	0,2
139,00			313	0,2
142,00			15 700	0,8
150,00	385	0,2	385	1,2
151,00	98	0,2	98	1,2
152,00			108 500	0,6
155,20			30 000	0,8
157,00	76 600	0,2	84 900	1,1
	9 123 748	2,4	16 457 215	2,9
Nedbank Group (2005) Share Option Scheme				
76,79	4 499 709	3,5	4 935 959	4,5
84,68	576 400	3,5	650 800	4,6
107,03	418 900	4,6		
110,98	5 316 201	4,1		
	10 811 210	3,8	5 586 759	4,5
Nedbank Group (2005) Matched Share Scheme				
0,00	449 650	1,7	327 025	2,4
	449 650	1,7	327 025	2,4

	2006		2005	
	Number of instruments	Weighted average remaining contractual life (years)	Number of instruments	Weighted average remaining contractual life (years)
Old Mutual UK Sharesave Scheme (options on Old Mutual plc shares – GBP)				
0,60	461 540	1,5	757 895	1,7
0,78	85 430	1,4	90 859	2,4
1,03	110 377	2,1	119 576	3,1
1,53	164 500	2,6		
	821 847	1,8	968 330	1,9
Black Business Partner Scheme				
171,82	7 891 300	8,6	7 891 300	9,6
	7 891 300	8,6	7 891 300	9,6
Non-executive Directors' Scheme				
108,04	344 351	4,6	344 351	5,6
	344 351	4,6	344 351	5,6
Retail Scheme				
0,00	1 438 451	2,1	459 382	2,9
	1 438 451	2,1	459 382	2,9
Corporate Scheme				
108,06	9 939 141	4,6	9 051 369	5,6
	9 939 141	4,6	9 051 369	5,6
Black Executive Scheme				
0,00	228 275	3,8	168 000	4,6
74,75	480 000	5,3	504 000	6,6
107,03	51 239	6,6		
110,98	92 536	6,2		
	852 050	5,1	672 000	6,1
Black Management Scheme				
0,00	324 813	3,8	298 609	4,6
74,75	2 730 055	5,5	3 255 829	6,6
107,03	372 947	6,6		
110,98	374 161	6,2		
	3 801 976	5,6	3 554 438	6,4
Namibia Black Business Partner Scheme				
278,98	199 929	10,0		
	199 929	10,0	–	–
Namibia Affinity Group Scheme				
282,47	74 048	10,0		
	74 048	10,0	–	–
Namibia Education Scheme				
282,47	98 730	10,0		
	98 730	10,0	–	–
Namibia Black Management Scheme				
0,00	17 396	5,0		
101,29	58 004	7,0		
	75 400	6,5	–	–

45 SHARE-BASED PAYMENTS (continued)

45.5 Instruments granted during the year

The weighted average fair value of instruments granted during the year has been calculated by means of the Black-Scholes option pricing model, using the following inputs and assumptions.

	Nedbank Group (1994) Share Option Scheme	Nedbank Group (2005) Share Option Scheme	Nedbank Group (2005) Matched Share Scheme	Old Mutual UK Sharesave Scheme (GBP)
2006				
Number of instruments granted		6 142 374	153 960	173 597
Weighted average fair value per instrument granted (R)		28,12	114,45	0,55
Weighted average share price (R)		118,50	128,45	2,01
Weighted average exercise price (R)		110,71		1,53
Weighted average expected volatility (%)*		27,0	27,0	23,0
Weighted average life (years)		4,0	3,0	3,4
Weighted average expected dividends (%)**		4,7	3,9	3,1
Weighted average risk-free interest rate (%)		7,4	7,4	4,4
Number of participants		1 096	443	
Weighted average vesting period (years)		3,0	3,0	3,4
Possibility of not vesting (%)		10	7	
Expectation of meeting performance criteria (%)			100	100
2005				
Number of instruments granted***	718 693	5 815 509	327 025	119 576
Weighted average fair value per instrument granted (R)	24,59	20,70	71,07	0,35
Weighted average share price (R)***	74,49	75,93	75,50	1,23
Weighted average exercise price (R)**	73,14	77,69		1,03
Weighted average expected volatility (%)*	29,0	29,0	29,0	35,0
Weighted average life (years)	5,5	4,0	3,0	3,6
Weighted average expected dividends (%)	2,1	2,1	2,1	4,6
Weighted average risk-free interest rate (%)	7,9	7,5	7,7	4,2
Number of participants***	31	1 409	507	
Weighted average vesting period (years)	3,5	3,0	3,0	3,6
Possibility of not vesting (%)***	5	5	5	
Expectation of meeting performance criteria (%)***	100		100	100

**Volatility is determined using expected volatility for all shares listed on the JSE.*

***The dividend yield used for the grants made in 2006 has been based on forecast dividends, whereas in 2005 it was based on historical dividends. This has resulted in changes in some of the 2005 inputs, the effect of which is immaterial.*

****Certain refinements have been made to the 2005 inputs.*

Black Business Partner Scheme	Non-executive Directors' Scheme	Retail Scheme	Corporate Scheme	Black Executive Scheme	Black Management Scheme	Broad-based Employee Scheme	Namibia Black Business Partner Scheme
		985 724	892 130	217 501	902 751		199 929
		99,85	55,10	58,76	36,18		45,00
		114,21	121,35	114,61	112,96		124,00
			108,06	72,43	100,01		278,98
		27,0	28,0	27,9	28,0		29,0
		3,0	4,8	5,7	5,9		10,0
		4,6		3,3	4,6		
		7,4	8,6	7,9	8,0		8,1
		30 741	4	9	423		3
		3,0	4,8	5,0	5,0		10,0
		1,5	5	5	12,5		
		98,5					

Black Business Partner Scheme	Non-executive Directors' Scheme	Retail Scheme	Corporate Scheme	Black Executive Scheme	Black Management Scheme	Broad-based Employee Scheme	Namibia Black Business Partner Scheme
7 891 300	344 351	459 382	9 051 369	672 000	3 606 506	1 471 700	
27,19	24,82	86,14	24,96	45,94	38,00	87,90	
87,90	87,90	91,63	87,90	87,90	87,90	87,90	
171,82	108,04		108,06	56,06	68,47		
29,0	29,0	29,0	29,0	29,0	29,0		
10,0	6,0	3,0	6,0	5,8	5,9		
		2,1		1,6	1,9		
7,8	7,7	7,5	7,7	7,6	7,6		
2	4	6 032	75	18	719	14 717	
10,0	6,0	3,0	6,0	5,0	5,0		
		5	4,1	5	5		
		95					

45 SHARE-BASED PAYMENTS (continued)

45.5 Instruments granted during the year (continued)

	Namibia Affinity Group Scheme	Namibia Education Scheme	Namibia Black Management Scheme	Namibia Broad-based Employee Scheme
2006				
Number of instruments granted	74 048	98 730	75 400	39 816
Weighted average fair value per instrument granted (R)	44,55	44,55	59,76	124,70
Weighted average share price (R)	124,00	124,00	124,70	124,70
Weighted average exercise price (R)	282,47	282,47	77,92	
Weighted average expected volatility (%)*	29,0	29,0	27,9	
Weighted average life (years)	10,0	10,0	5,8	
Weighted average expected dividends (%)**			3,7	
Weighted average risk-free interest rate (%)	8,1	8,1	8,4	
Number of participants	2	1	29	504
Weighted average vesting period (years)	10,0	10,0	5,0	
Possibility of not vesting (%)			5	
Expectation of meeting performance criteria (%)				
2005				
Number of instruments granted***				
Weighted average fair value per instrument granted (R)				
Weighted average share price (R)***				
Weighted average exercise price (R)**				
Weighted average expected volatility (%)*				
Weighted average life (years)				
Weighted average expected dividends (%)				
Weighted average risk-free interest rate (%)				
Number of participants***				
Weighted average vesting period (years)				
Possibility of not vesting (%)***				
Expectation of meeting performance criteria (%)***				

**Volatility is determined using expected volatility for all shares listed on the JSE.*

***The dividend yield used for the grants made in 2006 has been based on forecast dividends, whereas in 2005 it was based on historical dividends. This has resulted in changes in some of the 2005 inputs, the effect of which is immaterial.*

****Certain refinements have been made to the 2005 inputs.*

46 RELATED PARTIES

46.1 Relationship with parent, ultimate controlling party and investees

The group's parent company is Old Mutual (South Africa) Limited (OMSA), which, through its subsidiaries, holds 50,58% (2005: 50,19%) of Nedbank Group Limited's ordinary shares. The ultimate controlling party is Old Mutual plc, incorporated in the United Kingdom.

Material subsidiaries of the group are identified on pages 266 to 268 and associates and joint ventures of the group are identified on pages 264 and 265.

46.2 Key management staff compensation

Key management staff are those persons who have authority and responsibility for planning, directing and controlling the activities of the group, directly or indirectly, including all directors of the company and its parent, as well as members of the Executive Committee who are not directors, as well as close members of the family of any of these individuals.

Details of the compensation paid to the board of directors are disclosed in the Remuneration Report on pages 95 to 97 and details of their shareholdings in the company are disclosed in the Directors' Report on pages 170 to 171. Compensation paid to the board of directors and compensation paid to other key management staff, as well as the number of share options and instruments held, are shown below.

	Directors	Key management staff	Total
Compensation (Rm)			
2006			
Directors' fees	9		9
Remuneration	26	61	87
– Short-term employee benefits	16	48	64
– Termination benefits		3	3
– Gain on exercise of options	10	10	20
	35	61	96
2005			
Directors' fees	8		8
Remuneration	19	39	58
– Short-term employee benefits	15	36	51
– Termination benefits	1		1
– Gain on exercise of options	3	3	6
	27	39	66
Number of share options and instruments			
2006			
Outstanding at the beginning of the year	1 323 209	1 543 823	2 867 032
Granted	210 165	490 420	700 585
Forfeited		(4 575)	(4 575)
Exercised	(179 734)	(247 809)	(427 543)
Expired	(26 917)	(160 260)	(187 177)
Transferred	7 015	94 666	101 681
Outstanding at the end of the year	1 333 738	1 716 265	3 050 003
2005			
Outstanding at the beginning of the year	1 153 351	1 822 609	2 975 960
Granted	591 415	474 696	1 066 111
Exercised	(421 557)	(753 482)	(1 175 039)
Outstanding at the end of the year	1 323 209	1 543 823	2 867 032

46 RELATED PARTIES (continued)

46.3 Related-party transactions

The following significant transactions were entered into between Nedbank Group Limited and the following related parties. All of these transactions were entered into in the normal course of business and are market-related, unless otherwise indicated.

Outstanding balances (Rm)	Due from/(owing to) 2006	2005
Parent/Ultimate controlling party		
Loans and advances to Old Mutual plc	**154**	160
Investment in Old Mutual plc bonds	**48**	
Deposits from Old Mutual plc		(273)
Bank accounts held by Old Mutual plc		(3)
Dividend payable to OMSA via its subsidiaries	**(648)**	(411)
Forward exchange rate contracts with Old Mutual plc	**(2)**	2
Interest rate contracts with Old Mutual plc	**(20)**	(9)
Fellow subsidiaries		
Loans and advances from Old Mutual Life Assurance Company (SA) (Pty) Limited		(969)
Deposits from Old Mutual Life Assurance Company (SA) (Pty) Limited	**(1 089)**	(1 944)
Deposits from Old Mutual Asset Managers (SA) (Pty) Limited	**(2 711)**	•
Deposits from other fellow subsidiaries	**(781)**	•
Bank accounts held by Old Mutual Group Achievement Limited	**(1 206)**	•
Bank accounts held by Old Mutual Life Assurance Company (SA) (Pty) Limited	**(1 047)**	(1 136)
Bank accounts held by other fellow subsidiaries	**(251)**	•
Insurance-related receivables from Mutual & Federal Insurance Company Limited	**33**	•
Joint venture		
Loan to BoE (Pty) Limited – Interest-free		79
Loans from BoE (Pty) Limited		(51)
Bank accounts held by BoE (Pty) Limited	**(92)**	(17)
Associates		
Loans to various associates	**404**	241
Impairment provision in respect of various associates		(126)
Deposits from various associates	**(58)**	(68)
Bank accounts held by various associates	**(4)**	(41)
Bank accounts held by Visigro Investments (Pty) Limited	**3**	
Key management staff		
Mortgage bonds to key management staff	**19**	11
Loans to entities under the influence of key management staff	**49**	
Deposits from key management staff	**(11)**	(19)
Deposits from entities under the influence of key management staff	**(211)**	
Bank accounts held by key management staff	**10**	9
Bank accounts held by key management staff	**(6)**	(6)
Bank accounts held by entities under the influence of key management staff	**44**	
Bank accounts held by entities under the influence of key management staff	**(61)**	
The Wiphold and Brimstone consortia and Aka Capital (Pty) Limited are related parties since certain key management staff of the company have significant influence over these entities. These entities are participants in the Nedbank Eyethu BEE schemes, and the share-based payments reserve recognised in respect of these entities and key management staff is detailed below.		
Wiphold consortium	**(108)**	(108)
Brimstone consortium	**(107)**	(107)
Aka Capital (Pty) Limited	**(12)**	(3)
Key management staff – Directors	**(23)**	(14)
Key management staff – EXCO	**(44)**	(33)
Share-based payments reserve	**(294)**	(265)
Long-term employee benefit plans		
Deposit from Nedbank Namibia Medical Aid Fund	**(15)**	
Bank account held by Nedbank Swaziland Pension Fund	**42**	
Bank accounts held by other funds	**(45)**	(274)

Transactions (Rm)	Income/(Expense) 2006	2005
Parent/Ultimate controlling party		
Interest income from Old Mutual plc		11
Interest expense to Old Mutual plc		(1)
Dividend declared to OMSA via its subsidiaries	(888)	(381)
Insurance fee income from OMSA	3	3
Fellow subsidiaries		
Interest income from various fellow subsidiaries	2	136
Interest expense to various fellow subsidiaries	(223)	(493)
Facilities management fee to Old Mutual Properties (Pty) Limited	(5)	*
Insurance premiums to Mutual & Federal Insurance Company Limited	(171)	*
Claims recovered from Mutual & Federal Insurance Company Limited	99	*
Commission income from Mutual & Federal Insurance Company Limited	60	*
Handling fees to Mutual & Federal Insurance Company Limited	(16)	*
Asset management fee to Old Mutual Asset Managers (SA) (Pty) Limited	(4)	*
Administration fee to Old Mutual Investment Administrators (Pty) Limited	(4)	*
Joint venture		
Interest income from BoE (Pty) Limited	6	2
Interest expense to BoE (Pty) Limited	(10)	(6)
Insurance fees from BoE (Pty) Limited		1
Lease income from BoE (Pty) Limited	18	20
Lease expense to BoE (Pty) Limited		(4)
Administration fee income from BoE (Pty) Limited	16	17
Administration fee expense to BoE (Pty) Limited	(32)	(37)
Advisory fee expense to BoE (Pty) Limited	(9)	
Commission expense to BoE (Pty) Limited	(45)	
Associates		
Interest income from various associates		72
Interest expense to various associates	(2)	(19)
Fee income from various associates		2
Impairment expense in respect of various associates		(3)
Reversal of impairment provision in respect of various associates		177
Key management staff		
Interest income from key management staff	2	1
Interest income from entities under the influence of key management staff	4	
Interest expense to key management staff		(2)
Interest expense to entities under the influence of key management staff	(11)	
The share-based payments charge in respect of the entities that are participants in the Nedbank Eyethu BEE schemes and key management staff is detailed below.		
Wiphold consortium		(108)
Brimstone consortium		(107)
Aka Capital (Pty) Limited	(9)	(3)
Key management staff – Directors	(9)	(4)
Key management staff – EXCO	(11)	(4)
Share-based payments expense	(29)	(226)
Performance fees are also paid to the Wiphold and Brimstone consortia in terms of the Nedbank Eyethu BEE Scheme:		
Wiphold consortium	(4)	(7)
Brimstone consortium	(3)	(5)
Performance fees	(7)	(12)

46 RELATED PARTIES (continued)

46.3 Related-party transactions

Transactions (continued)

Aka Capital (Pty) Limited (Aka Capital) is considered to be a related party by virtue of Dr RJ Khoza, a director and non-executive Chairman of Nedbank Group Limited, having significant influence over this entity.

In October 2001 BoE Bank Limited (BoE), via its private equity division, acquired a then 25% equity interest in Aka Capital, subsequently diluted to 20%, as a result of issues of new shares by Aka Capital. Nedbank Limited's Private Equity Division maintained the aforementioned 20% shareholding when the group acquired control of BoE.

In August 2006, in line with its investment horizon, the Nedbank Private Equity Division exited its entire 20% interest in Aka Capital at arm's length to existing shareholders of Aka Capital, including inter alia Dr Khoza (4,2% for R11,4 million) and Old Mutual Life Assurance Company (South Africa) Ltd, the group's major shareholder (5% for R13 million). The funding of the acquisition made by Dr Khoza via a SPV was financed at arm's length by the group, of which R11,4 million is outstanding at year-end.


GO
FURTHER

Rm	Income/(Expense) 2006	2005
Long-term employee benefit plans		
Interest income from Nedbank Swaziland Pension Fund	3	
Interest income from Nedcor Pension Fund		1
Interest expense to other funds	(2)	(13)
The group has an insurance policy (Optiplus policy) with a fellow subsidiary in respect of its pension plan obligations. It also has an interest in the OMART cell captive within a fellow subsidiary in respect of its disability plan obligations. The value of this policy and this interest are shown as reimbursement rights, with a corresponding liability. In the case of the interest in the cell captive, the group recognises the surplus in the cell captive. The amounts included in the financial statements in respect of this policy and this interest are as follows:		
Optiplus policy reimbursement right	937	812
Plan assets in OMART cell captive	235	201
Included in long-term employee benefit assets	1 172	1 013
Optiplus policy obligation	(937)	(812)
Disability obligation	(150)	(129)
Included in long-term employee benefit liabilities	(1 087)	(941)

**Comparative information not available*




Free banking for small businesses

In an industry first for small business and franchise owners Nedbank has launched an initiative which offers a startup loan and 24 months free banking.

The offer is targeted at sm businesses, people that a

Analysis of investments in associates and joint ventures

for the year ended 31 December

Name of company and nature of business	Percentage holding 2006 %	2005 %	Acquisition date	Year-end
Listed				
State Bank of Mauritius Limited++		20	Nov 97	Jun
Unlisted				
Joint ventures				
BoE (Pty) Limited	**50**	50	Jan 03	Dec
Nedgroup Life Assurance Company Limited	**50**	50	Jan 03	Dec
Associates				
Acturis Limited+	**53**	70	Mar 01	Sep
Capegate Lifestyle (Pty) Limited****		34	Dec 02	Aug
Capricorn Science & Technology (Pty) Limited	**42**	42	Nov 98	Sep
Century Square Development Trust	**35**	35	May 01	Feb
Clidet No 683 (Pty) Limited	**49**		Aug 06	Feb
G & C Shelf 31 (Pty) Limited	**40**	40	May 04	Feb
Grapnel Property Group (Pty) Limited****		40	Mar 03	Sep
Kimberly Clark SA Holdings (Pty) Limited	**50**	50	Aug 04	Dec
Lyric Rose (Pty) Limited	**48**	49	Jul 02	Feb
Masingita Property Investment Holdings (Pty) Limited	**35**	35	Aug 05	Feb
Robow Investments No 47 (Pty) Limited	**50**	50	Dec 02	Feb
Sanbona Properties (Pty) Limited	**50**	50	Oct 03	Apr
Sandton Square Portion 8 (Pty) Limited	**25**	25	Jul 02	Apr
SBM Nedbank International Limited***		50	Jul 99	Dec
Steenberg Office Development (Pty) Limited	**25**	25	Jul 02	Feb
The Internet Solution (Pty) Limited**		20	Jun 00	Sep
The IQ Business Group (Pty) Limited**		41	Jul 00	Jun
Visigro Investments (Pty) Limited	**30**		Jun 06	Feb
Whirlprops 33 (Pty) Limited	**49**	49	Jan 05	Feb
Other				

**Represents amounts less than R1 million.*
***Disposed of in 2005.*
****No longer an associate, consolidated as wholly owned subsidiary as from May 2006.*
*****Disposed of in 2006.*
+Investment in preference shares that do not carry voting rights; therefore accounted for as an associate.
++Transferred to non-current assets held for sale in 2005 (Disposed in 2006).

Date to which equity income accounted for	Equity-accounted earnings 2006 Rm	Equity-accounted earnings 2005 Rm	Carrying amount 2006 Rm	Carrying amount 2005 Rm	Market value/ Directors' valuation 2006 Rm	Market value/ Directors' valuation 2005 Rm	Net indebtedness of loans to associates 2006 Rm	Net indebtedness of loans to associates 2005 Rm
Aug 05		34						
	83	54	**209**	185	**209**	185	**–**	–
Dec 06	**51**	33	**158**	140	**158**	140		
Dec 06	**32**	21	**51**	45	**51**	45		
	70	79	**698**	472	**793**	667	**404**	241
Dec 05			**10**	11	**10**	11		
Dec 06				24		24		19
Dec 06			**19**	30	**19**	30	**18**	
Dec 06			**4**	3	**4**	3	**1**	
Dec 06			**170**		**170**		**170**	
Dec 06			**88**	8	**88**	28	**21**	21
Dec 06				17		7		
Dec 06	**31**	28	**259**	242	**349**	349		
Dec 06			**10**	8	**10**	8	**8**	8
Dec 06			**26**	*	**26**		**24**	
Dec 06			*****	5		5	**7**	7
Dec 06			*****	*	*****	12	**62**	59
Dec 06						29	**32**	29
Apr 06	**2**	10		79		79		
Dec 06				1		1		
Jul 05		10						
Dec 05		6						
Dec 06			**25**		**25**		**25**	
Dec 06	**32**	22	**54**	22	**54**	22		
Dec 06	**5**	3	**33**	22	**38**	59	**36**	98
	153	167	**907**	657	**1 002**	852	**404**	241

	Group Issued capital	
	2006	2005
	Rm	Rm
Banking		
Nedbank Namibia Holdings Limited	**18**	17
Nedbank Namibia Limited	**17**	16
Nedbank Malawi Limited	**10**	10
Fairbairn Private Bank (Jersey) Limited	**63**	50
Imperial Bank Limited	**3**	4
Nedbank (Lesotho) Limited	**20**	20
Nedbank Limited	**27**	27
Nedbank (Swaziland) Limited	**12**	12
Peoples Mortgage Limited	**45**	45
MN Holdings Limited – formerly SBM Nedcor Holdings Limited (Mauritius)	**140**	140
MBCA Bank Limited – formerly Merchant Bank of Central Africa Limited (Zimbabwe)	*****	22
Trust and participation bond administration		
Fairbairn Trust Company Limited (Guernsey)	**1**	1
Nedgroup Collective Investments Limited	**6**	6
Syfrets Participation Bond Managers (Pty) Limited	**1**	1
Syfrets Securities Limited	**1**	1
Syfrets Securities Nominees Limited	*****	*
FTNIB Management Company Limited	**2**	2
Other companies		
BoE Holdings Limited	**2**	2
Nedgroup International Holdings Limited – formerly BoE International Holdings Ltd (IOM)	*****	*
BoE Life Limited	**1**	1
BoE Limited	**11**	11
BoE Management Limited	*****	*
Cape of Good Hope Financial Services Limited	**6**	6
BoE Clocktower Nominees Limited	*****	*
Dr Holsboer Benefit Fund		
Lion Match Factory (Pty) Limited	*****	*
Nedbank Africa Investments Limited (Mauritius)		
NedEurope Limited (Isle of Man)	**3 057**	3 057
Nedcor Insurance Company (SA) Limited		
Nedcor Group Insurance Company Limited		
Nedcor Insurance Company Limited		
Nedgroup Investment Holdings 101 Limited	**17**	17
Nedgroup Investment 102 Limited	**6**	6
Nedcor Investments Limited	**28**	27
Nedcor Securities (Pty) Limited	**10**	10
Nedcor Trade Services Limited (Mauritius)	**2**	2
Nedinsurance Company Limited	**5**	5
Taquanta Securities (Pty) Limited		*
Taquanta Asset Managers (Pty) Limited		6
Taquanta Treasury Solutions (Pty) Limited		*
Tando AG (Switzerland)	**27**	23
The Board of Executors 1838	*****	*
Other companies		

** Represents amounts less than R1 million.*

Note 1

Headline earnings from subsidiaries (after eliminating intercompany transactions)

	2006	2005
	Rm	Rm
Aggregate earnings	**4 636**	3 821
Aggregate losses	**201**	654

Group Effective holding		Company Book value of investments		Company Net indebtedness	
2006	2005	2006	2005	2006	2005
%	%	Rm	Rm	Rm	Rm
94	94				
94	94				
97	91				
70	70				
50	50				
100	100				
100	100	17 949	17 950	(2 101)	(2 292)
67	67				
100	80				
100	80	141		70	
44	44				
100	100				
100	100				
100	100				
100	100	3	3		
99	100				
100	100	12	3		
100	100				
100	100				
100	100				
100	100	4 328	4 335	(1 171)	(1 199)
100	100			(3 687)	(3 687)
100	100			(6)	(6)
100	100	6	2		
100	100				
82	82				
	100				297
100	100	1 205	1 205		
100	100	5	5		
100	100				
100	100	5	5		
100	100	259	282		
100	100				
100	100				
100	100				
100	100				
100	100	49	49		
51	51				
70	70				
70	70				
100	100				
100	100			(39)	(39)
				(5)	(4)
		23 962	23 839	(6 939)	(6 930)

Note 2

General information required in terms of the 4th schedule of the Companies Act, 61 of 1973, is detailed in respect of only those subsidiaries where the financial position or results are material to the group. It is considered that the disclosure in these statements of such information in respect of the remaining subsidiaries would entail expenses out of proportion to the value to members. Other subsidiaries consist of nominees, property-owning and financial holding companies acquired in the course of lending activities. A register detailing the required information in respect of all subsidiaries is available for inspection at the registered office.

Nedbank Group Limited

Nedbank Limited 100%

- Imperial Bank Limited 50,1%
- Nedcor Investment Limited 100%
- Nedgroup Investment 102 Limited 100%
- Syfrets Participation Bond Managers Limited 100%
- BoE Holdings Limited 100%
- Lion Match Factory (Pty) Limited 82%

Foreign Nedgroup subsidiaries

- MBCA Bank Limited (Zimbabwe) 44,2%
- MN Holdings Limited (Mauritius) 100%
- Nedbank (Malawi) Limited 97,1%

- Nedbank (Lesotho) Limited 100%
- Nedbank (Swaziland) Limited 67,2%
- Nedcor Trade Services Limited (Mauritius) 100%
- NedNamibia Holdings Limited 93,73%
- Nedbank Namibia Limited 93,73%

BoE Limited 100%

- The Board of Executors 100%
- Nedgroup Life Assurance Company Limited 50%
- Nedgroup Collective Investments Limited 100%
- BoE Life Limited 100%

Nedgroup Investment Holdings 101 Limited 100%

- Nedcor Securities (Pty) Limited 100%
- BoE (Pty) Limited 50%

Other companies/entities

- Taquanta Securities (Pty) Limited 51%
- Taquanta Treasury Solutions (Pty) Limited 70%
- Taquanta Asset Managers (Pty) Limited 70%

- Nedcor Group Insurance Company Limited 100%
- Nedcor Insurance Company (SA) Limited 100%
- Nedcor Insurance Company Limited (IOM) 100%
- NedInsurance Company Limited 100%

- Syfrets Securities Nominees (Pty) Limited 99%
- Syfrets Securities Limited 100%

- BoE Management Limited 100%
- BoE Clocktower Nominees Limited 100%
- Cape of Good Hope Financial Services Limited 100%
- FTNIB Management Company Limited 100%
- Tando AG 100%
- Dr Holsboer Benefit Fund 100%

Company income statement

for the year ended 31 December

	Notes	2006 Rm	2005 Rm
Interest and similar income		5	22
Interest expense and similar charges		1	13
Net interest income		**4**	9
Dividends from subsidiaries		1 016	769
Dividends from other investments		1	2
Foreign currency translation (losses)/gains		(4)	25
Total income after foreign currency translation gains and losses		**1 017**	805
Operating expenses*	1	10	229
Profit from operations before non-trading and capital items		**1 007**	576
Loss on repatriation of foreign capital			(74)
Capital profit on sale of investment		146	
Impairment of investments		(17)	(516)
Impairment of advances	7	(86)	97
Profit before taxation		**1 050**	83
Direct taxation	2	35	44
Profit after taxation		**1 015**	39

**2005 Restated, refer note 10.*

Company balance sheet

as at 31 December

	Notes	2006 Rm	2005 Rm
Assets			
Sundry debtors and accrued interest	3	103	1
Deferred taxation asset		3	7
Current taxation prepaid		3	
Investment in subsidiary companies		24 781	24 694
– Shares at cost – unlisted		23 962	23 839
– Owing by subsidiaries		819	855
Other investments – unlisted at directors' valuation	4		25
Total assets		**24 890**	24 727
Shareholders' equity and liabilities			
Ordinary share capital	5	451	443
Ordinary share premium		13 013	12 147
Share-based payments reserve*	10	218	216
Non-distributable reserves		41	41
Distributable reserves		3 182	3 922
Ordinary shareholders' equity		**16 905**	16 769
Sundry creditors	6	14	19
Current taxation liabilities			26
Deferred taxation liabilities		6	7
Impairment of advances	7	207	121
Amounts owing to subsidiaries		7 758	7 785
Total liabilities		**7 985**	7 958
Total shareholders' equity and liabilities		**24 890**	24 727

**2005 Restated, refer note 10.*

	Number of ordinary shares	Ordinary share capital Rm	Ordinary share premium Rm	Share-based payments reserve Rm	Other non-distributable reserves Rm	Distributable reserves Rm	Total ordinary shareholders' equity Rm
Balance at 31 December 2004	394 211 390	394	10 857		41	4 643	15 935
Shares issued for options exercised under the Nedcor Group (1994)							
Employee Incentive Scheme	3 089 336	3	257				260
Shares issued in terms of BEE transaction	41 268 130	42	723				765
Other share issues – capitalisation award	4 242 512	4	361				365
Share issue expenses			(51)				(51)
Share-based payments reserve movements*				216			216
Income attributable to equity holders						39	39
Ordinary dividends						(760)	(760)
Balance at 31 December 2005 (restated)	**442 811 368**	**443**	**12 147**	**216**	**41**	**3 922**	**16 769**
Shares issued for options exercised under the Nedcor Group (1994)							
Employee Incentive Scheme	2 382 090	2	293				295
Shares issued in terms of BEE transaction	665 442	1	24				25
Other share issues – capitalisation award	5 025 656	5	550				555
Share issue expenses			(1)				(1)
Share-based payments reserve movements				2			2
Income attributable to equity holders						1 015	1 015
Ordinary dividends						(1 755)	(1 755)
Balance at 31 December 2006	**450 884 556**	**451**	**13 013**	**218**	**41**	**3 182**	**16 905**

**2005 Restated, refer note 10.*

Company cash flow statement
for the year ended 31 December

	Notes	2006 Rm	2005 Rm
Cash generated by operations	8	1 013	767
Cash received from clients – interest income		4	9
Cash paid to clients, employees and suppliers*		(10)	(229)
BEE transaction share-based payments expense*		2	216
Dividends received on investments		1 017	771
Change in funds for operating activities		(98)	119
(Increase)/decrease in operating assets		(66)	6 504
Decrease in operating liabilities		(32)	(6 385)
Net cash used in operating activities before taxation		915	886
Taxation paid	9	64	9
Cash flows from operating activities		851	877
Cash flows from investing activities		30	(1 456)
Acquisition of investments in subsidiary companies net of cash		30	(1 456)
Cash flows from financing activities		(881)	579
Proceeds from issue of ordinary shares		875	1 390
Share issue expense		(1)	(51)
Dividends paid to ordinary shareholders		(1 755)	(760)
Net decrease in cash and cash equivalents		–	–

**2005 Restated, refer note 10.*

		2006 Rm	2005 Rm
1	**OPERATING EXPENSES**		
	Audit fees – current year	**1**	6
	BEE transaction share-based payments expenses (restated)	**2**	216
	Directors' fees	**5**	5
	Other	**2**	2
		10	229
	Refer to note 10 for a description of the BEE scheme and details of the restatement.		
2	**DIRECT TAXATION**		
	2.1 Charge for the year		
	South African normal taxation		
	– Current taxation	**16**	36
	– Deferred taxation		7
		16	43
	Secondary taxation on companies	**19**	1
		35	44
	2.2 Taxation rate reconciliation (excluding non-trading and capital items)		
	Standard rate of South African normal taxation	**29**	30
	Change in the standard rate of taxation		(1)
	Non-taxable income	**(28)**	(31)
	Section 9D provision	**1**	
	Non-deductible capital items	**(1)**	3
	Prior-year underprovisions		5
	Secondary taxation on companies	**2**	
	Effective taxation rate	**3**	6
3	**SUNDRY DEBTORS**		
	Sundry debtors and accrued interest	**103**	1
	These assets are repayable on demand or on short notice and are all owed within South Africa.		
4	**OTHER INVESTMENTS**		
	Carrying amount		
	Unlisted investments		25
	Valuation		
	Unlisted investments at directors' valuation		25
5	**SHARE CAPITAL**		
	Ordinary share capital		
	Authorised		
	600 000 000 (2005: 600 000 000) ordinary shares of R1 each	**600**	600
	Issued ordinary share capital		
	450 884 556 (2005: 442 811 368) fully paid ordinary shares of R1 each	**451**	443

		2006 Rm	2005 Rm
6	**SUNDRY CREDITORS**		
	Creditors and other accounts	**14**	19
7	**IMPAIRMENT OF ADVANCES**		
	Specific impairment of intergroup advances made by Nedbank Limited to subsidiary companies. Nedbank Group Limited has guaranteed these intergroup advances for which an impairment has been recognised.		
	Balance at the beginning of the year	**121**	218
	Income statement charge	**86**	(97)
	Balance at the end of the year	**207**	121
8	**CASH GENERATED BY OPERATIONS**		
	Reconciliation of profit from operations to cash flow from operating activities		
	Profit from operations	**1 050**	83
	Adjusted for:		
	– BEE transaction share-based payments expenses	**2**	216
	– Foreign currency translation gain	**4**	(25)
	– Impairment of advances	**86**	(97)
	– Impairment of investments	**17**	516
	– Loss on repatriation of foreign capital		74
	– Capital profit from operating activities	**(146)**	
	Cash flow from operating activities	**1 013**	767
9	**TAXATION PAID**		
	Amount owing/(prepaid) at the beginning of the year	**26**	(2)
	Income statement charge – current taxation	**16**	36
	Income statement charge – secondary tax on companies	**19**	1
	Amount prepaid/(owed) at the end of the year	**3**	(26)
		64	9

10 SHARE-BASED PAYMENTS

Equity instruments are granted to business partners and non-executive directors as an incentive to retain and grow business within the group. The share-based payment expenses and reserve balances in respect of the Black Business Partner Scheme and the Non-executive Directors' Scheme, implemented in 2005, were accounted for in the Nedbank Group Limited consolidated financial statements and not in the Nedbank Group Limited standalone financial statements in 2005. Both of these schemes will be equity-settled.

The 2005 standalone financial statements have been restated to recognise these share-based payment transactions. Profit for 2005 has been reduced by R216 million as a result of the recognition of a BEE transaction expense and therefore the opening balance of distributable reserves for the current year has been reduced by R216 million. A share-based payments reserve of R216 million has also been recognised in 2005. Therefore there is no impact on reserves as at 31 December 2005. There is no taxation impact as the BEE transaction expense is not deductible for taxation purposes.

As the company cannot estimate reliably the fair value of services received nor the value of additional business received, the company rebuts the presumption that such services and business can be measured reliably. The company, therefore, measures their fair value by reference to the fair value of the equity instruments granted, in line with the company's accounting policy. The fair value of such equity instruments is measured at the grant date utilising the Black-Scholes valuation model.

10.1 Description of arrangements

Scheme	Trust/SPV	Description	Vesting requirements	Maximum term
• **Nedbank Eyethu BEE schemes**				
Black Business Partner Scheme	Wiphold Financial Services Number Two Trust and Brimstone-Mtha Financial Services Trust	Each trust was issued an equal number of restricted shares at R1,87 per share, with notional funding over a period of 10 years. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.	No dealing in these shares during the 10-year notional funding period.	10 years
Non-executive Directors' Scheme	Nedbank Eyethu Non-executive Directors' Trust	Certain non-executive directors acquired restricted shares at par value, with notional funding over a period of six years. The beneficial ownership of the shares resides with the participants, including the voting and dividend rights.	Six years' service and no dealing in the shares during this notional funding period. So as not to compromise the non-executive directors' independence, no specific performance conditions will apply to the directors' participation.	6 years

10.2 Effect on profit and financial position

	Share-based payments expense		Share-based payments reserve	
	2006 Rm	2005 Rm	**2006 Rm**	2005 Rm
Black Business Partner Scheme		215	**215**	215
Non-executive Directors' Scheme	**2**	1	**3**	1
	2	216	**218**	216

10.3 Movements in number of instruments

	2006		2005	
	Number of instruments	**Weighted average exercise price R**	Number of instruments	Weighted average exercise price R
Black Business Partner Scheme				
Outstanding at the beginning of the year	**7 891 300**	**171,82**		
Granted			7 891 300	171,82
Outstanding at the end of the year	**7 891 300**	**171,82**	7 891 300	171,82
Exercisable at the end of the year	**–**	**–**	–	–
Non-executive Directors' Scheme				
Outstanding at the beginning of the year	**344 351**	**108,04**		
Granted			344 351	108,04
Outstanding at the end of the year	**344 351**	**108,04**	344 351	108,04
Exercisable at the end of the year	**–**	**–**	–	–

10 SHARE-BASED PAYMENTS (continued)

10.4 Instruments outstanding at the end of the year by exercise price

	2006		2005	
	Number of instruments	Weighted average remaining contractual life (years)	Number of instruments	Weighted average remaining contractual life (years)
Black Business Partner Scheme				
171,82	7 891 300	8,6	7 891 300	9,6
	7 891 300	8,6	7 891 300	9,6
Non-executive Directors' Scheme				
108,04	344 351	4,6	344 351	5,6
	344 351	4,6	344 351	5,6

10.5 Instruments granted during the year

The weighted average fair value of instruments granted during the year has been calculated by means of the Black-Scholes option pricing model, using the following inputs and assumptions.

	2006		2005	
	Black Business Partner Scheme	Non-executive Directors' Scheme	Black Business Partner Scheme	Non-executive Directors' Scheme
Number of instruments granted			7 891 300	344 351
Weighted average fair value per instrument granted (R)			27,19	24,82
Weighted average share price (R)			87,90	87,90
Weighted average exercise price (R)			171,82	108,04
Weighted average expected volatility (%) *			29,0	29,0
Weighted average life (years)			10,0	6,0
Weighted average expected dividends (%)				
Weighted average risk-free interest rate (%)			7,8	7,7
Number of participants			2	4
Weighted average vesting period (years)			10,0	6,0
Possibility of not vesting (%)				
Expectation of meeting performance criteria (%)				

**Volatility is determined using expected volatility for all shares listed on the Johannesburg Stock Exchange.*

11 RELATED PARTIES

11.1 Relationship with parent, ultimate controlling party and investees

The company's parent company is Old Mutual (South Africa) Limited (OMSA), which, through its subsidiaries, holds 50,58% (2005: 50,19%) of Nedbank Group Limited's ordinary shares. The ultimate controlling party is Old Mutual plc, incorporated in the United Kingdom.

Material subsidiaries of the company are identified on pages 266 to 268 and associates and joint ventures of the company are identified on pages 264 and 265.

11.2 Key management personnel compensation

Key management personnel are those persons who have authority and responsibility for planning, directing and controlling the activities of the company, directly or indirectly, including all directors of the company and its parent, as well as members of the Executive Committee who are not directors, as well as close members of the family of any of these individuals.

Details of the compensation paid to the board of directors are disclosed in the Remuneration Report on pages 95 to 97 and details of their shareholdings in the company are disclosed in the Directors' Report on pages 170 to 171. Compensation paid to the board of directors is aggregated below, together with the aggregate compensation paid to the executive directors, as well as the number of share options and instruments held.

	Directors	Other	Total
Compensation (Rm)			
2006			
Directors' fees – paid by company	5		5
Directors' fees – paid by subsidiaries	4		4
Remuneration – paid by subsidiairies	26	61	87
– Short-term employee benefits	16	48	64
– Termination benefits		3	3
– Gain on exercise of options	10	10	20
	35	61	96
2005			
Directors' fees – paid by company	5		5
Directors' fees – paid by subsidiaries	3		3
Remuneration – paid by subsidiairies	19	39	58
– Short-term employee benefits	15	36	51
– Termination benefits	1		1
– Gain on exercise of options	3	3	6
	27	39	66
Number of share options and instruments			
These share options and instruments are held via the key management staff's participation in the various share schemes in the group.			
2006			
Outstanding at the beginning of the year	1 323 209	1 543 823	2 867 032
Granted	210 165	490 420	700 585
Forfeited		(4 575)	(4 575)
Exercised	(179 734)	(247 809)	(427 543)
Expired	(26 917)	(160 260)	(187 177)
Transferred	7 015	94 666	101 681
Outstanding at the end of the year	1 333 738	1 716 265	3 050 003
2005			
Outstanding at the beginning of the year	1 153 351	1 822 609	2 975 960
Granted	591 415	474 696	1 066 111
Exercised	(421 557)	(753 482)	(1 175 039)
Outstanding at the end of the year	1 323 209	1 543 823	2 867 032

Related-party transactions

The following significant transactions were entered into between Nedbank Group Limited and the following related parties. All of these transactions were entered into in the normal course of business and are market-related, unless otherwise indicated.

Outstanding balances (Rm)	Due from/(owing to) 2006	2005
Parent		
Dividend payable to OMSA via its subsidiaries	(648)	(411)
Subsidiaries		
Loan from BoE Management Limited – interest-free	(3 687)	(3 687)
Loan from BoE Limited – interest-free	(1 291)	(1 318)
Loan from The Board of Executors 1838 – interest-free	(39)	(39)
Loan from Nedbank Nominees Limited – interest-free	(5)	(4)
Advance from Cape of Good Hope Financial Services Limited – interest-free	(6)	(6)
Bank accounts with Nedbank Limited – interest-free	(2 201)	(2 371)
Loan to Nedbank Africa Investments Limited – denominated in USD with interest charged at LIBOR		298
Advance to Nedbank Limited – interest-free	100	63
Loan to MN Holdings Limited – denominated in USD with interest charged at LIBOR	67	
Loan to MN Holdings Limited – denominated in USD and interest-free	2	
Dividend due from BoE Limited – interest-free	120	120
Due from Nedbank Limited on exercise of share options during the year – interest-free	103	
Due from Nedcor Employee Share Trust on exercise of share options during the year – interest-free		17
Shares in the company held by Nedbank Eyethu BEE scheme trusts	(762)	(655)
Impairment provision in respect of amounts due to Nedbank Limited by its subsidiaries	(179)	(96)
Impairment provision in respect of amounts due to Nedgroup Investments Limited by its subsidiaries	(1)	
Impairment provision in respect of amounts due by BoE Limited	(25)	(25)
Impairment provision in respect of amounts due by MN Holdings Limited	(2)	
Key management staff		
The Wiphold and Brimstone consortia are related parties since certain key management staff of the company have significant influence over these entities. These consortia are participants in the Nedbank Eyethu BEE schemes and the share-based payments reserve recognised in respect of these consortia and key management staff is detailed below.		
Wiphold consortium	(108)	(108)
Brimstone consortium	(107)	(107)
Non-executive directors	(3)	(1)
Share-based payments reserve	(218)	(216)

Transactions (Rm)	Income/(Expense) 2006	2005
Parent		
Dividend declared to OMSA via its subsidiaries	**(888)**	(381)
Subsidiaries		
MN Holdings Limited	**2**	
Nedbank Africa Investments Limited	**3**	10
BoE Limited		12
Interest income	**5**	22
Nedbank Africa Investments Limited	**(1)**	(1)
BoE Group 1998 Employee Incentive Trust		(12)
Interest expense	**(1)**	(13)
MN Holdings Limited	**9**	
NedEurope Limited	**(13)**	23
Nedbank Limited (London branch)		2
Foreign currency translation gains/(losses) on loans to or from subsidiaries	**(4)**	25
Nedbank Limited	**667**	524
NedGroup Investment Holdings 101 Limited	**198**	65
Syfrets Securities Limited	**84**	119
BoE Limited	**38**	21
Nedcor Insurance Company Limited	**15**	40
SBM Nedcor Holdings Limited	**14**	
Dividends declared by subsidiaries	**1 016**	769
Key management staff		
The share-based payments charge in respect of the entities that are participants in the Nedbank Eyethu BEE schemes and key management staff is detailed below.		
Wiphold consortium		(108)
Brimstone consortium		(107)
Non-executive directors	**(2)**	(1)
Share-based payments expense	**(2)**	(216)

	2006	2005
Movements		
Options outstanding at the beginning of the year	**22 370 999**	28 905 173
Granted	**6 296 334**	6 861 227*
Exercised	**2 401 148**	3 099 459
Expired	**4 520 563**	
Surrendered	**1 361 014**	10 295 942
Options outstanding at the end of the year	**20 384 608**	22 370 999
Performance-based options – 1994 scheme	**4 079 420***	7 953 593*
Non-performance-based options – 1994 scheme	**5 044 328**	8 503 622
Non-performance-based options – 2005 scheme	**10 811 210**	5 586 759
Performance-based options – 2005 Matched Share Scheme	**224 825**	163 513
Non-performance-based options – 2005 Matched Share Scheme	**224 825**	163 512
	20 384 608	22 370 999

**2005 has been restated to include the Nedbank Group (2005) matched share scheme.*

Nedcor (1994) Share Incentive Trust

The following options granted had not been exercised at 31 December 2006:

Option expiry date	Number of shares	Issue price R	Option expiry date	Number of shares	Issue price R	Option expiry date	Number of shares	Issue price R
1-Jan-07	5 700	123,60	b/f	188 833		b/f	503 755	
1-Jan-07	1 500	125,00	1-Jul-07	3500	60,01	1-Apr-08	2 500	88,00
1-Jan-07	250	130,80	1-Jul-07	8 000	88,00	15-Apr-08	220 600	125,00
1-Feb-07	900	88,00	1-Jul-07	15 000	123,60	1-May-08	500	123,60
1-Feb-07	6 300	123,60	1-Jul-07	5 000	125,00	2-Jul-08	1 537 929	123,60
1-Feb-07	3 425	125,00	27-Sep-07	6 000	130,80	15-Oct-08	82 050	102,65
1-Mar-07	37 300	123,60	28-Sep-07	66 700	130,80	27-Nov-08	50 000	123,60
1-Mar-07	2 825	125,00	1-Oct-07	2 000	60,01	25-Feb-09	84 250	102,19
1-Mar-07	385	150,00	1-Oct-07	7 500	88,00	1-Apr-09	911 164*	88,00
1-Mar-07	98	151,00	1-Oct-07	13 050	123,60	1-Apr-09	25 700	88,00
1-Mar-07	76 600	157,00	1-Oct-07	3 975	125,00	1-Oct-09	25 040*	69,20
6-Mar-07	1 000	60,01	15-Oct-07	16 200	123,60	1-Oct-09	137 075	69,20
31-Mar-07	500	136,20	2-Nov-07	21 347	123,00	11-May-10	2 616 096*	60,01
1-Apr-07	10 300	123,60	19-Nov-07	15 800	125,00	11-May-10	583 200	60,01
1-Apr-07	4 150	125,00	1-Jan-08	55 000	60,01	11-May-10	25 000*	61,40
16-Apr-07	9 800	123,60	1-Jan-08	25 000	88,00	10-Aug-10	112 000*	55,75
1-May-07	4 000	88,00	1-Jan-08	38 400	125,00	10-Aug-10	233 800	55,75
1-May-07	20 400	123,60	15-Jan-08	450	88,00	20-Apr-11	463 500	74,40
1-May-07	2 300	125,00	1-Feb-08	2 000	123,60			
4-May-07	1 100	123,60	1-Apr-08	10 000	60,01			
	188 833			**503 755**			**7 614 159**	

Options granted in respect of the rights offer (1994 scheme)

Option expiry date	Number of shares	Issue price R	Option expiry date	Number of shares	Issue price R	Option expiry date	Number of shares	Issue price R
			b/f	77 071		b/f	274 350	
1-Jan-07	2 850	45,00	2-Nov-07	86 189	45,00	1-May-08	208	45,00
14-Jan-07	278	45,00	2-Nov-07	1	60,00	21-Jun-08	2 778	45,00
1-Feb-07	4 853	45,00	19-Nov-07	6 584	45,00	1-Jul-08	12 037	45,00
8-Feb-07	2 171	45,00	1-Dec-07	139	45,00	2-Jul-08	360 794	45,00
1-Mar-07	25 586	45,00	1-Jan-08	26 416	45,00	2-Jul-08	52 584	60,00
1-Apr-07	417	45,00	1-Jan-08	4 167	60,00	15-Oct-08	11 896	45,00
16-Apr-07	2 042	45,00	15-Jan-08	188	45,00	27-Nov-08	5 000	45,00
1-May-07	3 332	45,00	1-Feb-08	834	45,00	25-Feb-09	36 045	45,00
1-Jul-07	8 334	45,00	6-Feb-08	3 195	45,00	1-Apr-09	354 270*	45,00
24-Jul-07	5 510	45,00	1-Apr-08	1 968	45,00	1-Apr-09	25 417*	60,00
27-Sep-07	1 250	45,00	8-Apr-08	278	45,00	1-Apr-09	10 708	45,00
28-Sep-07	11 666	45,00	15-Apr-08	67 320	45,00	1-Oct-09	10 433*	45,00
1-Oct-07	8 782	45,00				1-Oct-09	58 531	45,00
	77 071			274 350			1 215 051	

** Performance-based options.*

Ex-NIB Share Incentive Scheme – now part of Nedcor Share Incentive Trust (1994 scheme)

The following options granted had not been exercised at 31 December 2006

Option expiry date	Number of shares	Issue price R	Option expiry date	Number of shares	Issue price R	Option expiry date	Number of shares	Issue price R
			b/f	7 784		b/f	256 092	
1-Jan-07	888	86,40	24-Jul-07	22 058	89,70	1-Apr-08	2 222	81,00
14-Jan-07	666	86,40	2-Nov-07	218 249	86,40	8-Apr-08	668	81,00
1-Feb-07	1 022	86,40	1-Dec-07	334	86,40	21-Jun-08	6 667	111,00
8-Feb-07	5 208	96,00	6-Feb-08	7 667	90,90	1-Jul-08	28 889	111,00
	7 784			256 092			294 538	

Nedbank Group (2005) Option Scheme

The following options granted had not been exercised at 31 December 2006:

Option expiry date	Number of shares	Issue price R
11-May-07	10 000	84,68
1-Jul-07	46 000	76,79
1-Jul-07	15 000	110,98
1-Aug-07	2 000	76,79
1-Sep-07	1 500	76,79
1-Oct-07	7 000	76,79
1-Oct-07	1 600	84,68
1-Oct-07	4 000	110,98
1-Nov-07	1 700	76,79
1-Jan-08	12 000	76,79
1-Jan-08	12 000	110,98
1-Mar-08	4 000	110,98
30-Jun-10	4 429 509	76,79
8-Aug-10	564 800	84,68
28-Feb-11	5 281 201	110,98
10-Aug-11	418 900	107,03
	10 811 210	

Nedbank Group (2005) Matched Share Scheme

The obligation to deliver the following matched shares, subject to time and performance criteria, exists at 31 December 2006:

Vesting date	Number of shares
25-May-08	296 865
01-Apr-09	152 785
	449 650

Index of additional information

Reg No 1966/010630/06
(Incorporated in the Republic of South Africa)

www.nedbankgroup.co.za



Register date:	29 December 2006
Authorised share capital:	600 000 000 shares
Issued share capital:	450 884 556 shares

SHAREHOLDER SPREAD	Number of shareholders	% of shareholders	Number of shares	% of shares
1 – 1 000 shares	12 536	82,21	2 489 523	0,55
1 001 – 10 000 shares	2 073	13,60	5 648 635	1,25
10 001 – 100 000 shares	429	2,81	14 785 055	3,28
100 001 – 1 000 000 shares	173	1,14	51 500 926	11,42
1 000 001 shares and over	37	0,24	376 460 417	83,50
	15 248	100,00	450 884 556	100,00

DISTRIBUTION OF SHAREHOLDERS				
Banks	179	1,17	52 373 939	11,62
Close corporations	127	0,83	282 606	0,06
Empowerment	22	0,14	42 749 453	9,48
Endowment funds	85	0,56	880 998	0,20
Individuals	12 425	81,49	7 389 510	1,64
Insurance companies	42	0,28	158 912 544	35,24
Investment companies	55	0,36	101 815 437	22,58
Medical aid schemes	6	0,04	67 622	0,02
Mutual funds	168	1,10	34 936 869	7,75
Nominees and trusts	1 438	9,43	2 434 787	0,54
Other corporations	153	1,00	238 847	0,05
Pension funds	271	1,78	45 956 900	10,19
Private companies	257	1,69	1 718 103	0,38
Public companies	17	0,11	470 219	0,10
Share trusts	3	0,02	656 722	0,15
	15 248	100,00	450 884 556	100,00

PUBLIC/NON-PUBLIC SHAREHOLDERS				
Non-public shareholders	78	0,51	287 361 200	63,73
Directors and associates of the company*	9	0,06	87 028	0,02
Old Mutual Life Assurance Company (South Africa) Limited and associates	20	0,13	228 056 826	50,58
Mutual & Federal Limited and associates	1	0,01	956 246	0,21
Nedbank/Nedbank Group Pension Funds	5	0,03	36 383	0,01
Nedbank Group Limited and associates (share trusts)	2	0,01	449 650	0,10
Nedbank Group Limited and associates (capital management)	1	0,01	14 715 049	3,26
Nedbank Group Limited and associates (mutual funds)	18	0,12	310 565	0,07
Nedbank Group BEE Trusts – Namibia	11	0,07	665 442	0,15
Nedbank Group BEE Trusts – South Africa**	11	0,07	42 084 011	9,33
Public shareholders	15 170	99,49	163 523 356	36,27
	15 248	100,00	450 884 556	100,00

**Excluding shares held through the Nedbank Group BEE schemes.*
***Includes original shares issued and capitalisation shares issued.*

Breakdown of non-public holdings:

NEDBANK GROUP ORDINARY SHARES HELD BY DIRECTORS* (refer to page 170)	**Number of shares**
Ball, CJW	10 000
Boardman, TA	25 098
Brown, MWT	18 112
Enus-Brey, MA	518
Katz, MM	4 482
Magwaza, JB	153
Mkwanazi, ME	1 728
Ndlovu, ML	18 485
Savage, CML	8 452
	87 028

** Excluding shares held through the Nedbank Group BEE schemes.*

MAJOR MANAGERS	**Number of shares**	**Dec 2006 % holding**	**Dec 2005 % holding**	**Dec 2004 % holding**
Old Mutual Group	229 718 544	50,95	50,50	53,68
Old Mutual Life Assurance Company (South Africa) Limited and associates (SA)	228 056 826	50,58	50,19	51,92
Old Mutual Asset Managers (SA)	1 661 718	0,37	0,31	1,76
Nedbank Group treasury shares (SA)	56 199 074	12,46	9,63	0,05
BEE trusts:				
– Eyethu Scheme – Nedbank South Africa	40 612 311	9,01	9,35	
– Omufima Scheme – Nedbank Namibia	625 705	0,14		
Nedbank Group Limited and associates (Capital Management)	14 715 049	3,26	0,23	
Holsboer Trust – NES (Pty) Limited	246 009	0,05	0,05	0,05
Allan Gray Limited (SA)	42 675 212	9,46	8,17	7,64
Public Investment Corporation (SA)	16 057 236	3,56	1,26	0,68
Boston Company Asset Management (US)	11 438 083	2,54	3,28	3,09
Franklin Templeton Investments (US)	10 984 737	2,44	2,34	2,03
Sanlam Investment Management (SA)	8 225 978	1,82	4,57	5,73
STANLIB Asset Management (SA)	6 589 165	1,46	3,83	4,53
Metropolitan Asset Management (SA)	5 738 003	1,27	1,17	1,16
Major beneficial shareholders				
Old Mutual Life Assurance Company (South Africa) Limited and associates (SA)	228 056 826	50,58	50,19	51,92
Public Investment Corporation (SA)	19 279 225	4,28	5,42	5,81
Geographical distribution of shareholders				
South Africa	393 241 961	87,22	85,16	81,18
United States of America	41 262 669	9,15	10,38	12,69
United Kingdom	5 062 605	1,12	1,44	2,14
The Netherlands	2 694 939	0,60	0,47	0,83
Other countries	8 622 382	1,91	2,55	3,16
	450 884 556	100,00	100,00	100,00

ACCOUNTING AND TAXATION RISK

The risk that the integrity of the financial statements and related information cannot be upheld.

ASSETS UNDER MANAGEMENT

Assets managed by Nedbank Group, which are beneficially owned by clients and are therefore not reported on the consolidated balance sheet. The service provided in respect of these assets is discretionary portfolio management on behalf of clients.

ASSURANCE RISK

The failure to reinsure with other acceptable quality insurers, beyond the level of risk appetite (excessive risk) mandated by the board of directors, risks underwritten by the short-term insurance and/or life assurance activities of the group, including catastrophe insurance (ie more than one insurance claim on the group arising from the same event), leading to disproportionate losses to the group.

ATM

Automated teller machine. A cash machine or free-standing device dispensing cash, which may also provide other information or services to clients who have a card and a personal identification number, password or other personal identification.

BASEL CAPITAL ACCORD (BASEL II)

The new Basel Capital Accord (Basel II) of the Bank for International Settlements is an improved capital adequacy framework accomplished by closely aligning banks' capital requirements with improved modern risk management practices and sophisticated risk assessment capabilities. It further ensures the risk sensitivity of the minimum capital requirements by including supervisory reviews and market discipline through enhanced disclosure.

BEE

Black economic empowerment, as defined in the Financial Sector Charter. It means the economic empowerment of all black people (Africans, coloureds and Indians who are South African citizens), including women, workers, youth, people with disabilities and people living in rural areas, through diverse but integrated socioeconomic strategies.

BEE TRANSACTIONS

Nedbank Group's BEE transaction, implemented in August 2005, which focused primarily on the issuing of shares to BEE partners for the purposes of BEE, equating to approximately 9,33% (41 268 130 shares) of total share capital and equating to black ownership of 11,5% of the value of the Nedbank Group's South African businesses; and

Nedbank Namibia's BEE transaction, announced in September 2006, which focused primarily on the issuing of shares to BEE partners and affinity groups for the purpose of BEE in Namibia, equating to approximately 0,15% (665 442 shares) of the total share capital of Nedbank Group Limited and equating to black ownership of 11,13% of the value of NedNamibia Holdings Limited, Nedbank Group's Namibian business.

BRANCH-IN-A-BOX

This is a cost-effective, quick-deployment, relocatable, prefabricated bank branch. It uses modern, broadband satellite technology for communication. This makes it effective for speedy access and hence client convenience, testing new markets, especially in areas with limited infrastructure such as urban townships and deep rural areas where banking services are not readily available. A branch-in-a-box provides full transaction facilities to clients, including cash withdrawals and deposits, sales and service.

CAPITAL ADEQUACY RATIO (CAR)

The capital adequacy of South African banks is measured in terms of the South African Banks Act requirements. The ratio is calculated by dividing the primary (Tier 1), secondary (Tier 2) and tertiary (Tier 3) capital by the risk-weighted assets. The minimum South African total capital adequacy ratio for banks is currently 10% of risk-weighted assets. Non-South African banks within the group have similar requirements.

Group capital adequacy

Group capital adequacy is the ratio of group net qualifying capital and reserve funds to total group risk-weighted assets as calculated in accordance with the regulations relating to banks.

Primary (Tier 1) capital

Primary capital consists of issued ordinary share capital and perpetual preference share capital, retained earnings and reserves. This amount is then reduced by the portion of capital that is allocated to trading activities.

Secondary (Tier 2) capital

Secondary capital is made up of subordinated debt, portfolio impairments and 50% of any revaluation reserves.

Tertiary (Tier 3) capital

Tertiary capital means:

- accrued current-year uncapitalised net profits derived from trading activities; and
- capital obtained by way of unsecured subordinated loans, subject to such conditions as may be prescribed.

Regulatory capital

The total of primary, secondary and tertiary capital.

CAPITAL RISK

The risk that the group will become unable to absorb losses, maintain public confidence and support the competitive growth of the business. This entails ensuring that opportunities can be acted on timeously while solvency is never threatened.

CASH FLOW

Financing activities

Activities that result in changes to the capital structure of the group.

Investment activities

Activities relating to the acquisition, holding and disposal of property and equipment and long-term investments.

Operating activities

Activities that are not financing or investing activities and arise from the operations conducted by the group.

CLOSING PRICE/TANGIBLE NET ASSET VALUE PER SHARE

The closing share price on the JSE at year-end divided by the tangible net asset value per share.

COMPETITION COMMISSION INQUIRY

This is a process conducted by the Competition Commission of South Africa to inquire into competition in the banking sector, in consequence of the findings in a 2004 report by a task group chaired by Dr Hans Falkena and a research report prepared for the commission in 2006 by FEASibility (Pty) Limited, and due to continued public concern regarding the level of charges made by banks and other providers of payment services to consumers. The inquiry will enable the commission to decide an appropriate course of action, which may include a formal investigation and/or recommendations for legislation and policy. Hearings took place in November 2006, and a second set of public hearings are due to be held in March and April 2007, with the final recommendations expected to be made by the commission in June 2007.

COMPLIANCE RISK

The risk to earnings and capital arising from violations of, or non-compliance with, laws, rules, regulations, internal group policies and authority levels, prescribed practices and ethical standards.

COMPOUND ANNUAL GROWTH RATE (CAGR)

The year-on-year growth rate of an amount over a specified period of time.

CREDIT RISK

The risk arising from the failure of borrowers and counterparties to meet their repayment commitments (including accumulated interest). Credit concentration risk arises on a portfolio basis where the bank has significant aggregated exposures to particular credit segments or portfolios.

CURRENCY TRANSLATION RISK

A potential negative impact on earnings and/or equity of the rand-denominated value of offshore investments and their earnings due to adverse changes in exchange rates.

DEFERRED TAXATION ASSETS

Deferred taxation assets are the amounts of income taxation recoverable in future years in respect of:

- deductible temporary differences arising due to differences between the taxation and accounting treatment of transactions; and
- the carry-forward of unused taxation losses.

DEFERRED TAXATION LIABILITIES

Deferred taxation liabilities are the amounts of income taxation payable in future years due to differences between the taxation and accounting treatment of transactions.

DIRECT TAXATION
Direct taxation includes normal taxation on income, capital gains tax (CGT) and secondary tax on companies (STC).

DIVIDEND/DISTRIBUTION COVER
Headline earnings per share divided by dividends/distribution declared per share.

DIVIDEND/DISTRIBUTION DECLARED PER SHARE
Dividend/Distribution per share is the actual interim dividend paid/capitalisation award issued and the final dividend/capitalisation award declared for the year under consideration, expressed in cents.

DIVIDEND/DISTRIBUTION PAID/CAPITALISED PER SHARE
Dividend/Distribution paid/capitalised per share is the actual final dividend paid/capitalisation award issued for the prior year and the interim dividend paid/capitalisation award issued for the year under consideration, expressed in cents.

DIVIDEND YIELD
Dividend/Capitalisation award declared per ordinary share as a percentage of the closing share price of ordinary shares.

EARNINGS PER SHARE (EPS)
Basic earnings basis
Income attributable to equity holders for the year divided by the weighted average number of ordinary shares in issue (net of shares held by group entities) during the year.

Headline earnings basis
Headline earnings divided by the weighted average number of shares in issue (net of shares held by group entities) during the year.

Fully diluted basis
The relevant earnings figure is adjusted for the assumed adjustments to income that would have been earned on shares issued through dilutive instruments. The resultant earnings are divided by the weighted average number of ordinary shares and other dilutive instruments (ie potential ordinary shares) outstanding at the year-end, assuming they had been in issue for the year.

EARNINGS YIELD
Headline earnings per share as a percentage of the closing price of ordinary shares.

ECONOMIC CAPITAL (ECAP)
Economic capital is the quantification of risk and an internal assessment of the amount of capital required to protect the group against economic losses with a desired level of confidence (solvency standard or default probability) over a one-year time horizon. In other words, it is the magnitude of economic losses the group could withstand while remaining solvent.

ECONOMIC PROFIT (EP)
Economic profit is an absolute measure of shareholder value creation, adjusting profit by the risks associated with the specific business.

EFFECTIVE TAXATION RATE
The direct taxation charge in the income statement, excluding taxation relating to non-trading and capital items, as a percentage of profit before taxation.

EFFICIENCY RATIO (COST-TO-INCOME RATIO)
Total operating expenses (excluding indirect taxation) as a percentage of total income from normal operations (net interest income plus non-interest revenue).

ENTERPRISE-WIDE RISK
All risk types and categories across all business lines, functions, geographical locations and legal entities of the group, collectively known as its risk universe.

ENTERPRISE-WIDE RISK MANAGEMENT FRAMEWORK (ERMF)
The risk framework developed by Nedbank Group and applied to all of its divisions to monitor and manage risk. Further details are included in the risk management section of this annual report.

EXPENSES PER EMPLOYEE
Operating expenses for the year divided by the number of employees at the year-end.

EXPENSES TO AVERAGE ASSETS

Operating expenses for the year divided by average total assets.

EXPOSURE AT DEFAULT (EAD)

Quantification of the exposure at risk in case of default.

EYETHU

Eyethu means 'ours' in the Nguni languages, and epitomises the inclusive and uniquely South African identity of the BEE transaction.

FAIS

The Financial Advisory and Intermediary Services Act, 37 of 2002. FAIS aims to regulate a wide range of financial advisory and intermediary services to clients. All financial advisers who are authorised to operate under a FAIS licence have to adhere to certain standards and processes.

FICA

The Financial Intelligence Centre Act, 38 of 2001. FICA is aimed at combating money laundering in South Africa. The group's compliance function has developed processes and procedures across the business to ensure that clients are properly identified, suspicious transactions are reported, adequate records are maintained and employees are trained in respect of FICA.

FINANCIAL SECTOR CHARTER (FSC)

A transformation charter, as contemplated in the broad-based BEE legislation, that was voluntarily developed by the financial sector and constitutes a framework and establishes the principles on which BEE will be implemented in the financial sector.

FOREIGN CURRENCY TRANSLATION GAINS/LOSSES

The results and assets/liabilities of all foreign entities controlled by the group that have a rand-functional currency are translated at the closing exchange rate and the differences arising are recognised in the income statement as foreign exchange translation gains/losses.

FTSE/JSE AFRICA ALL-SHARE INDEX

This comprises the top 99% of eligible listed companies on the JSE ranked by full market capitalisation.

FTSE/JSE AFRICA BANKS INDEX

This comprises all companies that are constituents of both the FTSE/JSE Africa All-share Index and the banking sector.

GROSS DOMESTIC PRODUCT (GDP)

The total market value of the goods and services produced by a country's economy during a specific period of time.

HEADLINE EARNINGS

Headline earnings do not measure maintainable earnings. For purposes of definition and calculation the guidance given on headline earnings, as issued by the South African Institute of Chartered Accountants in circular 07/02 of December 2002, has been used. Headline earnings consist of the earnings attributable to ordinary shareholders, excluding non-trading and capital items.

HEADLINE EARNINGS PER EMPLOYEE

Headline earnings divided by the number of employees in service at the year-end.

HEDGE

A risk management technique used to insulate financial results from market, interest rate or foreign currency exchange risk (exposure) arising from normal banking operations. The elimination or reduction of such exposure is accomplished by establishing offsetting positions. For example, assets denominated in foreign currencies can be offset against liabilities in the same currencies or through the use of foreign exchange hedging instruments such as futures, options or foreign exchange contracts.

IFRS

International Financial Reporting Standards, as adopted by the International Accounting Standards Board (IASB), and interpretations issued by the International Reporting Interpretations Committee (IFRIC) of the IASB.

Nedbank Group's consolidated financial statements are prepared in accordance with IFRS.

IMPAIRMENTS CHARGE TO AVERAGE ADVANCES

Impairments charge on loans and advances for the year divided by average loans and advances. Also known as the credit loss ratio or impairment ratio.

IMPAIRMENT OF LOANS AND ADVANCES
Impairment of loans and advances arises where there is objective evidence that the group will not be able to collect an amount due. The impairment is the difference between the carrying amount and the estimated recoverable amount.

INDIRECT TAXATION
Value-added tax (VAT) and other taxes, levies and duties paid to government, excluding direct taxation.

INSURANCE RISK
The risk of no or inadequate insurance cover for insurable business risks.

INFORMATION TECHNOLOGY RISK
The risk resulting from system malfunction and unavailability, security breaches and inadequate systems investment, development, implementation, support and capacity (refer to the 'Operational risk' definition).

INTEREST RATE RISK
The potential negative impact on interest income due to adverse changes in interest rates caused by different repricing behaviour, client behaviour and/or repricing bases of the banking book assets and liabilities.

INVESTMENT RISK
The risk of a decline in the net realisable value of investment assets arising from adverse movements in market prices or factors specific to an investment itself (eg reputation and quality of management). Market prices are independent variables, which include interest rates, property values, exchange rates, equity and commodity prices.

'JAWS' RATIO
The difference between the rate of growth in total income from normal operations and the rate of total expense growth.

JIBAR
Johannesburg Interbank Agreement Rate, which is the rate that South African banks charge each other for wholesale money.

JSE
JSE Limited (previously JSE Securities Exchange South Africa).

KING II (THE CODE)
The King Report on Corporate Governance 2002, which sets out principles of good corporate governance for South African companies and organisations.

LIBOR
London Interbank Offered Rate, which is the rate that banks participating in the London money market offer each other for short-term deposits.

LIQUIDITY RISK
The risk arising from the inability of a bank to accommodate decreases in liabilities or to fund increases in assets in full, in the right currency and at the right time and place. If a bank is seen to be illiquid, it cannot obtain sufficient funds either by increasing liabilities or by converting assets promptly and at a reasonable cost.

LOSS GIVEN DEFAULT (LGD)
Estimate of the amount of the exposure at default that will be lost (ie not recovered). Also includes other economic costs, eg legal costs.

MARKET CAPITALISATION
The group's closing share price multiplied by the number of shares in issue, including shares held by group entities.

MARKET RISK
Market risk is the potential impact on earnings of unfavourable changes in foreign exchange rates, interest rates, prices, market volatilities and liquidity. Market risk includes trading risk and, in terms of the banking book, derivative instruments used for hedging risk in non-trading portfolios, investment risk, translation risk and interest rate risk. Investment risk arises from changes in the fair value of investments, and includes private equity and property as well as strategic investments.

MARK-TO-MARKET
Valuation of financial instruments using prevailing market prices or fair value as of the balance sheet date.

MOBILE BOOTKITS

These are mobile sales and service kits that are easily transportable and can be quickly deployed in areas without traditional branch infrastructure.

MZANSI ACCOUNTS

The Mzansi Account is a card-based, entry-level savings/transmission product with a basic set of features and simplified pricing structure. The major banks worked collectively to provide a standard for new bank accounts that offer affordable and accessible products to previously unbanked individuals. Each bank sets its own pricing, but collaboration between the banks allows holders of Mzansi Accounts to make use of any of the participating banks' ATMs at no additional cost.

NATIONAL CREDIT ACT (NCA)

The National Credit Act, 34 of 2005, that became effective on 1 June 2006, although the provisions of the act are implemented in stages commencing on 1 June 2006, 1 September 2006 and 1 June 2007. The NCA sets a framework for every type of credit transaction and replaces the Usury Act, 1968 (governing moneylending transactions) and the Credit Agreements Act, 1980 (governing instalment sale or hire purchase agreements).

NCDs

Negotiable certificates of deposit.

NET ASSET VALUE PER SHARE

Total equity attributable to equity holders of the parent divided by the number of shares in issue, excluding shares held by group entities.

NET INTEREST INCOME TO AVERAGE INTEREST-EARNING BANKING ASSETS (NET INTEREST MARGIN)

Net interest income expressed as a percentage of average net interest-earning banking assets. Net interest-earning banking assets are used, as these closely resemble the quantum of assets earning income that is included in net margin.

NEW BUSINESS RISK

New product and business development that reaches the client distribution channel without the appropriate signoff for compliance with regulatory, legal, tax, accounting, pricing, strategic and any other relevant risk management requirements.

NON-INTEREST REVENUE TO TOTAL INCOME

Income from normal operations, excluding net interest, as a percentage of total income from normal operations.

NON-PERFORMING ADVANCES (NPAS)

Loans and advances are classified as non-performing when:

- they are categorised as 'doubtful' and 'loss' in accordance with the bank regulatory credit risk classification system;
- a counterparty is under judicial management or declared insolvent; or
- management is doubtful about the collection of future cash flows.

NON-TRADING AND CAPITAL ITEMS

These comprise the following:

- surpluses and losses on disposal of long-term investments, subsidiaries, joint ventures and associates;
- impairment of goodwill arising on acquisition of subsidiaries, joint ventures and associates;
- surpluses and losses on the sale or termination of an operation;
- capital cost of fundamental reorganisation or restructuring that has a material effect on the nature and focus of the operations of the reporting entities;
- impairment of investments, property and equipment, computer software and capitalised development costs; and
- other items of a capital nature.

NUMBER OF SHARES TRADED

Total number of ordinary shares traded on the JSE during the year.

NUMBER OF SHARES TRADED TO WEIGHTED AVERAGE NUMBER OF SHARES

Number of shares traded for the year as a percentage of the weighted average number of shares in issue during the year.

OFF-BALANCE-SHEET ASSETS
Assets managed on behalf of third parties on a fully discretionary basis.

OPERATIONAL RISK
The risk of loss resulting from inadequate or failed internal processes and systems, incompetent, people or from external events. This definition includes legal risk.

ORDINARY SHAREHOLDERS' FUNDS
Total equity attributable to equity holders of the parent.

PEOPLE RISK
People risk is defined as possible inadequacies in human capital. This may stem from inadequate skills or knowledge, no clear consequences of not meeting performance standards, lack of alignment with strategy or a reward system that fails to motivate properly.

PERFORMING ADVANCES
Loans and advances on which all instalments have been paid to date.

PRICE/EARNINGS RATIO
The closing price of ordinary shares divided by headline earnings per share.

PRICE TO BOOK
The group's closing share price relative to the net asset value.

PRIMARY CLIENT
In the case of an individual, a client is classified as a primary client where a form of salary, wage, annuity or pension is paid into either a current account or a savings account.

PROBABILITY OF DEFAULT (PD)
Quantification of the likelihood of a borrower being unable to repay.

PROPERTIES IN POSSESSION (PIPS)
Properties acquired through payment defaults on loans secured by properties.

REPUTATIONAL RISK
The risk that an activity, action or stance taken by Nedbank Group or its officials will impair its image in the community or the long-term trust placed in the organisation by its stakeholders, and that this will result in the loss of business and/or legal action.

RETURN ON ORDINARY SHAREHOLDERS' EQUITY (ROE)
Headline earnings expressed as a percentage of average equity attributable to equity holders of the parent.

RETURN ON RISK-WEIGHTED ASSETS
Headline earnings for the year divided by the average risk-weighted assets.

RETURN ON TOTAL ASSETS
Headline earnings expressed as a percentage of average total assets.

REVENUE PER EMPLOYEE
Headline earnings divided by the number of employees at year-end.

RISK-ADJUSTED PERFORMANCE MEASUREMENT (RAPM)
There are two main measures implemented through Nedbank Group's RAPM framework: risk-adjusted return on capital (RAROC), which expresses the risk-adjusted profit with respect to the capital necessary to generate the revenue, giving a relative measure of performance; and economic profit (EP), an absolute measure of shareholder value creation.

RISK-ADJUSTED RETURN ON CAPITAL (RAROC)
Profit adjusted for the risk associated with the particular business, expressed as a percentage of the capital necessary to generate the revenue, giving a relative measure of performance.

RISK APPETITE
Risk appetite is a tool to express the group's risk tolerance quantitatively and an articulation of the level of risk Nedbank Group is willing to take in pursuit of its strategic goals.

RISK-WEIGHTED ASSETS
Risk-weighted assets are determined by applying risk weights to balance sheet assets and off-balance-sheet financial instruments according to the relative credit risk of the counterparty. The risk-weighting for each balance sheet asset and off-balance-sheet financial

instrument is regulated by the South African Banks Act, 94 of 1990 (as amended), or by regulations in the respective countries of the other banking licences.

SEGMENTAL REPORTING

Operational segment

A distinguishable component of the group, based on the market on which each business area focuses, that is subject to risks and returns that are different from those of other operating segments.

Geographical segment

A distinguishable component of the group that is engaged in providing services within a particular economic environment and that is subject to risks and returns that are different from those of components operating in other economic environments.

SHARE-BASED PAYMENTS

Transfers of a company's equity instruments by its shareholders to parties that have supplied goods or services to the company (including employees).

SHARES HELD BY GROUP ENTITIES (TREASURY SHARES)

Ordinary shares in Nedbank Group Limited acquired/held by group companies, including ordinary shares held in share trusts as part of the BEE transactions.

SOCIAL AND ENVIRONMENTAL RISKS

The risks related to non-achievement of a balanced and integrated financial, social and environmental performance (referred to as the 'triple bottom line'), resulting in reputational impairment to the group and ultimately loss of business and profitability

SST

Self-service terminal, similar to an ATM, but designed for non-cash transactions.

STRATEGIC RISK

Strategic risk relates to the consequences that occur when the environment, in which decisions that are hard to implement quickly and reverse, has an unattractive or adverse impact. Strategic risk ultimately has two elements: doing the right thing at the right time; and doing it well. Strategic risk includes the risk that the group's strategy may be inappropriate to support sustainable future growth.

TANGIBLE NET ASSET VALUE PER SHARE

Total equity attributable to equity holders, less goodwill, computer software and capitalised development costs divided by the number of shares in issue, excluding shares held by group entities.

TOTAL EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT

Ordinary share capital, share premium and reserves.

TOTAL INCOME FROM NORMAL OPERATIONS

Net interest income plus non-interest revenue plus foreign currency translation gains/losses.

TRADED PRICE

The last traded price on the JSE on the last business day of the year, also referred to as the closing price.

VALUE-AT-RISK (VAR)

A generally accepted risk measurement concept that uses statistical models to estimate the distribution of possible returns on a portfolio at a given level of confidence.

VALUE OF SHARES TRADED

Total value of ordinary shares traded on the JSE during the year.

VALUE TRADED TO MARKET CAPITALISATION

Value of shares traded as a percentage of market capitalisation at the end of the year.

WEIGHTED AVERAGE NUMBER OF SHARES

The number of shares in issue increased by shares issued during the year, weighted on a time basis for the period during which they participated in the income of the group, less shares held by group entities, weighted on a time basis for the period during which the entities held these shares.

These definitions should be read in conjunction with the group's accounting policies, which also clarify certain terms used.

Term used in this annual report	International (UK or US) equivalent or brief description
Advances	Lendings
Capital allowances	Taxation term equivalent to US taxation depreciation allowances
Depreciation	Amortisation
Distributable reserve	Profit and loss account reserve
Fair value (if listed security)	Market value
Financial statements	Accounts
Finance lease	Capital lease
Freehold	Ownership with absolute rights in perpetuity
Gain	Surplus or profit
Impairment of advances	Allowances
Income	Profit
Income statement	Profit and loss account
Interest-bearing borrowings	Long-term debt or loan capital
Interest expense	Interest payable
Interest income	Interest receivable
Issued	Allotted
Net asset value	Book value
Ordinary shares, issued and fully paid	Called-up share capital
Profit for the year	Attributable profit
Property and equipment	Fixed assets
Retained earnings	Profit and loss account reserve
Secondary tax on companies	No direct international equivalent. Tax paid on net difference between dividends received and paid.
Share capital	Ordinary shares, capital stock or common stock, issued and fully paid.
Share premium	Additional paidup capital or paid-in surplus
Shares in issue	Shares outstanding
Writeoffs	Chargeoffs

NEDBANK GROUP LIMITED
Incorporated in the Republic of South Africa
Reg No 1966/010630/06

Business address and registered office
Nedbank Sandton
135 Rivonia Road
Sandown, 2196
South Africa

Postal address
PO Box 1144
Johannesburg, 2000
South Africa
Tel: +27 (0)11 294 4444
Fax: +27 (0)11 294 6540
Website: www.nedbankgroup.co.za

NEDBANK LIMITED
Business address
135 Rivonia Road
Sandown, 2196
South Africa

Postal address
PO Box 1144
Johannesburg, 2000
South Africa
Tel: +27 (0)11 294 4444
Fax: +27 (0)11 294 6540
Website: www.nedbank.co.za

NEDBANK GROUP 2006 ANNUAL REPORT
Should you require a copy of the Nedbank Group 2006 Annual Report, please email your address details to Nedbank Group Investor Relations at nedbankgroupir@nedbank.co.za or send a fax to +27 (0)11 294 6549. It is also available on the enclosed CD or online at www.nedbankgroup.co.za.

INVESTOR RELATIONS
The investor relations and financial media functions at Nedbank Group are outsourced. For investor-related information please contact:

Tier 1 Investor Relations
Grapevine House
Silverwood Close
Steenberg Office Park, Tokai
Cape Town, 7945
South Africa
Tel: +27 (0)21 702 3102
Fax: +27 (0)21 702 3107
Email: nedbankgroupir@nedbank.co.za

NEDBANK CONTACT CENTRE
The Nedbank Contact Centre (NCC) provides a comprehensive range of problem resolution services to all external Nedbank clients, across all brands, products and client groupings, as well as to all Nedbank Group employees.

Telephone	0860 115 060
(all 0860 numbers are tollfree within South Africa only)	
Nedbank	0860 555 111
Old Mutual Bank	0860 555 222
Go Banking	0860 654 222
Card Lost and Stolen	0800 110 929
Nedbank Corporate	0860 111 055
Nedbank Retail	0860 115 060 (06:00 – 22:00)

NEDBANK CAPITAL
B Kennedy: Managing Director
135 Rivonia Road
Sandown, 2196
South Africa
Tel: +27 (0)11 294 3103
Fax: +27 (0)11 295 3103
Email: BrianKe@nedbank.co.za

NEDBANK CORPORATE
GW Dempster: Managing Director
135 Rivonia Road
Sandown, 2196
South Africa
Tel: +27 (0)11 295 8165
Fax: +27 (0)11 294 8165
Email: GrahamD@nedbank.co.za

NEDBANK RETAIL
RA Shuter: Managing Director
135 Rivonia Road
Sandown, 2196
South Africa
Tel: +27 (0)11 294 1331
Fax: +27 (0)11 295 1331
Email: RobSh@nedbank.co.za

COMPANY SECRETARY
GS Nienaber: Group Company Secretary
Tel: +27 (0)11 294 9106
Fax: +27 (0)11 295 9106
Email: GawieN@nedbank.co.za

TRANSFER SECRETARIES
Computershare Investor Services 2004 (Pty) Limited
Business address
70 Marshall Street
Johannesburg, 2001
South Africa

Postal address
PO Box 61051
Marshalltown, 2107
South Africa
Tel: +27 (0)11 370 5000
Fax: +27 (0)11 688 5228

NAMIBIA
Transfer Secretaries (Pty) Limited
Business address
Shop 8, Kaiserkrone Centre
Post Street Mall
Windhoek, Namibia

Postal address
PO Box 2401
Windhoek
Namibia
Tel: +264 (0)61 227 647
Fax: +264 (0)61 248 531

AUDITORS
Deloitte & Touche
Business address
The Woodlands
20 Woodlands Drive
Woodmead, 2128
South Africa

Postal address
Private Bag X6
Gallo Manor, 2052
South Africa
Tel: +27 (0)11 806 5000
Fax: +27 (0)11 806 5003

KPMG Inc.
Business address
KPMG Crescent
85 Empire Road
Parktown, 2193
South Africa

Postal address
Private Bag X9
Parkview, 2122
South Africa
Tel: +27 (0)11 647 7111
Fax: +27 (0)11 647 8000

Annual general meeting

to be held on Friday, 18 May 2007, at 09:00

TABLE OF CONTENTS **PAGE**

This document is important and requires your immediate attention.
If you are in any doubt as to what action to take, please contact your banker, broker, legal adviser, accountant or any other professional adviser immediately.

Action required
If you have disposed of all your shares in Nedbank Group Limited, this document should be handed to the acquirer of such shares or to the banker, broker or other agent through whom such disposal was effected.

Reg No 1966/010630/06 (incorporated in the Republic of South Africa)

www.nedbankgroup.co.za



NEDBANK GROUP

Chairman's Office

Dear Member

I extend a warm invitation to you to attend the 40th annual general meeting of Nedbank Group Limited to be held in the Auditorium, Retail Place West, Nedbank Sandton, 135 Rivonia Road, Sandown, Sandton, on Friday, 18 May 2007, at 09:00.

Included in this document are the following:

- the notice of annual general meeting setting out the resolutions to be proposed at the meeting;
- annexure 1 to the notice of annual general meeting setting out explanatory notes regarding proxies and resolutions for the annual general meeting as well as important notes about the annual general meeting; and
- a form of proxy.

If you are unable to attend, you will be able to exercise your right as a member to take part in the annual general meeting by following the accompanying explanatory notes.

I should like to remind members of their right to raise questions, at the appropriate time, at the annual general meeting. As it is not possible to answer every question raised at the annual general meeting, and to ensure that matters of particular interest to members are covered, I should like to suggest that members use the attached question form to raise, in advance, any questions of particular interest to them. From the question forms returned we can assess the most popular topics and I shall endeavour to address these at the annual general meeting, ensuring that they will not be overlooked. This advance notice of relevant questions will, of course, not prevent any member from raising questions, at the appropriate time, during the annual general meeting.

The question form can be:

- forwarded to the Company Secretary, GS Nienaber, A Block, Ground Floor, Nedbank Sandton, 135 Rivonia Road, Sandown, 2196 (PO Box 1144, Johannesburg, 2000), to be received no later than 09:00 on Thursday, 17 May 2007; or
- forwarded by hand, post or fax along with the form of proxy to our transfer secretaries in South Africa: Computershare Investor Services 2004 (Pty) Limited, fax number +27 (0)11 688 5238, Ground Floor, 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107), or to the transfer secretaries in Namibia: Transfer Secretaries (Pty) Limited, Fax number +264 61 248 531, Shop 8, Kaiserkrone Centre, Post Street Mall, Windhoek, Namibia (PO Box 2401, Windhoek, Namibia), to be received no later than 09:00 on Thursday, 17 May 2007; or
- handed in at the time of registering attendance at the annual general meeting, should the above options not have been chosen.

Yours faithfully

Dr RJ Khoza
Chairman

Sandown
12 March 2007

HEAD OFFICE
135 Rivonia Road Sandown 2196
PO Box 1144 Johannesburg 2000 South Africa
Tel: +27 (0)11 294 4444 Fax +27 (0)11 295 1111 www.nedbankgroup.co.za

Question form for annual general meeting

Name of member

Address

Contact details

Telephone number

Fax number

Email

Questions

2006 FINANCIAL YEAR

Financial year-end	31 December 2006
Final dividend payment (Nedbank Limited preference shares)	26 March 2007
Final dividend payment (Nedbank Group Limited ordinary shares)	10 April 2007
Annual general meeting	18 May 2007

2007 FINANCIAL YEAR

2007 first-quarter results announcement	on or about 9 May 2007
Interim report and announcement of interim dividend	on or about 6 August 2007
Interim dividend payment	during September 2007
2007 third-quarter results announcement	during November 2007
Financial year-end	31 December 2007
Annual results and announcement of final dividend	during February 2008
Publication and posting of annual report	during April 2008
Final dividend payment	during April 2008
Annual general meeting	during May 2008

MAP GIVING LOCATION OF NEDBANK SANDTON

The map below indicates the location of Nedbank Sandton, where the annual general meeting will be held.


MORNINGSIDE
WENDYWOOD
N
M1
RIVONIA RD
SOUTH
SANDOWN
BENMORE
MORNINGSIDE CLINIC
MC DONALD'S
CROWN PLAZA
GRAYSTON
WYNBERG
HILTON
NEDBANK GROUP SANDTON
WEST
VILLAGE WALK
SANDTON CITY
KATHERINE
SANDTON WYNBERG OFFRAMP
JHB
S

Nedbank Group Limited
(Incorporated in the Republic of South Africa)
Reg No 1966/010630/06
JSE share code: NED; NSX share code: NBK
ISIN: ZAE000004875
(Nedbank Group or the company)

Notice is hereby given that the 40th annual general meeting of the members of Nedbank Group will be held in the Auditorium, Retail Place West, Nedbank Sandton, 135 Rivonia Road, Sandown, Sandton, on Friday, 18 May 2007, at 09:00.

AGENDA

1 To receive and adopt the annual financial statements of the company for the year ended 31 December 2006.

2 To note and confirm the interim dividend of 1,99694 shares for every 100 Nedbank Group shares held to those members who elected (or were deemed to have elected) the capitalisation award and 209 cents per ordinary share to those members who did not elect to receive capitalisation shares, declared on 7 August 2006, and the final dividend of a number of Nedbank Group shares, to be determined in terms of the capitalisation award ratio, for every 100 Nedbank Group shares held to those members who elected (or were deemed to have elected) the capitalisation award and 284 cents per ordinary share to those members who did not elect to receive capitalisation shares, declared on 21 February 2007.

3 To elect the following directors of the company:

3.1 Mr CJW Ball;

3.2 Mr BE Davison;

3.3 Prof MM Katz;

3.4 Mr ME Mkwanazi; and

3.5 Mr JH Sutcliffe

who retire by rotation in terms of the company's articles of association and, being eligible, make themselves available for election. Brief biographical details of the directors to be elected are set out on pages 30 to 33 of the annual report.

4 To elect Ms TCP Chikane as a director of the company. Ms Chikane was appointed as a director of the company during the year and retires in terms of the company's articles of association and, being eligible, makes herself available for election. Brief biographical details of Ms Chikane are set out on page 31 of the annual report.

5 To consider and put to the vote the appointment, subject to regulatory approval, of any person proposed as a director in terms of article 18.3 of the company's articles of association.

6 To approve the non-executive directors' fees.

7 To approve the remuneration paid to executive directors.

8 To reappoint Deloitte & Touche and KPMG Inc as joint auditors.

9 To authorise the directors to determine the remuneration of the company's auditors.

To consider and, if deemed fit, pass with or without modification the following resolutions:

10 **ORDINARY RESOLUTION 1**

Control of authorised, but unissued, shares

'Resolved that authority be and is hereby granted by members to the directors to place the authorised, but unissued, ordinary shares in the share capital of Nedbank Group under the control of the directors to allot these shares on such terms and conditions and at such times as they deem fit, subject to the provisions of the Companies Act, 61 of 1973, as amended (the Act), the Banks Act, 94 of 1990, as amended (the Banks Act), and the JSE Limited (JSE) Listings Requirements. The issuing of shares granted under this authority will be limited to Nedbank Group's existing contractual obligations to issue shares, including for purposes of Nedbank Group's BEE transaction approved in 2005 and the NedNamibia BEE transaction approved in 2006, any scrip dividend and/or capitalisation share award, and shares required to be issued for the purpose of carrying out the terms of the various Nedbank Group share incentive schemes.'

As **special business**, to consider and, if deemed fit, pass with or without modification the following resolutions:

11 ORDINARY RESOLUTION 2

Amendment to The Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme

'Resolved to amend the definition of 'Eligible Employee' as set out in part 1 (introduction), paragraph 1 of The Nedbank Group (2005) Share Scheme rules, by deleting the words 'Services' and '3 calendar years' and by adding the underlined words to the current definition:

Eligible Employee

In respect of the Option Scheme and the Restricted Share Scheme; a person eligible for participation, namely any Employee who is considered to be a member of management as contemplated in the Financial Sector Charter, who attains a level of personal performance regarded as appropriate by the RemCom and who is not within 36 months of normal retirement, unless otherwise determined by the RemCom; and

in respect of the Matched Share Scheme, a person eligible for participation, namely any Employee who will qualify in respect of the Bonus Threshold and who is not within 36 months of normal retirement, unless otherwise determined by the RemCom;

it being recorded that no Trustee shall be eligible for participation in any Scheme.'

12 SPECIAL RESOLUTION 1

General authority to repurchase shares

'Resolved, as a special resolution of the company, that the company and/or its subsidiaries be and are hereby authorised, in terms of a general authority contemplated in sections 85(2) and 85(3) of the Companies Act, 61 of 1973, as amended (the Act), to acquire the company's issued shares from time to time on such terms and conditions and in such amounts as the directors of the company may from time to time decide, but always subject to the approval, to the extent required, of the Registrar of Banks, the provisions of the Act, the Banks Act, 94 of 1990, as amended, and the JSE Limited (JSE) Listings Requirements, which general authority shall endure until the next annual general meeting of the company (whereupon this approval shall lapse, unless it is renewed at the next annual general meeting, provided that it shall not extend beyond 15 months from the date of the passing of this special resolution), subject to the following limitations:

(a) the repurchase of securities shall be effected through the main order book operated by the JSE trading system and done without any prior understanding or arrangement between the company and the counterparty;

(b) authorisation thereto shall be given by the company's articles of association;

(c) this general authority shall be valid only until the company's next annual general meeting, provided that it shall not extend beyond 15 months from the date of the passing of this special resolution;

(d) in determining the price at which the company's ordinary shares are acquired by the company in terms of this general authority the maximum premium at which such ordinary shares may be acquired shall be 10% of the weighted average of the market price at which such ordinary shares are traded on the JSE, as determined over the five trading days immediately preceding the date of the repurchase of such ordinary shares by the company;

(e) the acquisitions of ordinary shares in the aggregate in any one financial year shall not exceed 10% of the company's issued ordinary share capital of that class in any one financial year;

(f) the company and Nedbank Group shall be in a position to repay its debt in the ordinary course of business for a period of 12 months after the decision by the directors of the company to repurchase shares in the open market;

(g) the assets of the company and Nedbank Group shall be in excess of the liabilities of the company and Nedbank Group for a period of 12 months after the decision by the directors of the company to repurchase shares in the open market – for this purpose the assets and liabilities shall be recognised and measured in accordance with the accounting policies used in the latest audited consolidated annual financial statements;

(h) the ordinary capital and reserves of the company and Nedbank Group shall be adequate for ordinary business purposes for the 12 months after the decision by the directors of the company to repurchase shares in the open market;

(i) the available working capital shall be adequate to continue the operations of the company and Nedbank Group for a period of 12 months after the decision by the directors to repurchase shares in the open market;

(j) after such repurchase the company shall continue to comply with paragraphs 3.37 to 3.41 of the JSE Listings Requirements concerning shareholder spread requirements;

(k) the company or its subsidiaries shall not repurchase securities during a prohibited period, as defined in paragraph 3.67 of the JSE Listings Requirements;

(l) when the company has cumulatively repurchased 3% of the initial number of the relevant class of securities, and for each 3% in aggregate of the initial number of that class acquired thereafter, an announcement shall be made; and

(m) at any point in time the company shall appoint only one agent to effect any repurchase(s) on its behalf.'

In terms of the proposed special resolution the maximum number of Nedbank Group shares that may be repurchased during the term of this authority, subject to (b) above, amounts to 45 149 851 shares (10% of 451 498 509 shares in issue at 12 March 2007).

The reason for and effect of special resolution 1 is to authorise the company and/or its subsidiaries by way of a general authority to acquire its own issued shares on such terms and conditions and in such amounts as determined from time to time by the directors of the company, subject to the limitations set out above.

Disclosure in terms of section 11.26 of the JSE Listings Requirements

The JSE Listings Requirements require the following disclosures, which are disclosed in the Nedbank Group 2006 Annual Report, as set out below:

Directors	pages 30 to 33
Major shareholders of Nedbank Group	pages 282 to 283
Directors' interests in securities	pages 170 to 171
Share capital of Nedbank Group	pages 235 to 236

Material change

Other than the facts and developments, as reported on in the annual report, there have been no material changes in the affairs or financial position of Nedbank Group and its subsidiaries from 31 December 2006 to the date of the audit report forming part of the annual financial statements.

Directors' responsibility statement

The directors, whose names are given on pages 30 to 33 of the annual report, collectively and individually accept full responsibility for the accuracy of the information pertaining to special resolution 1 and certify that to the best of their knowledge and belief no facts have been omitted, which would make any statement false or misleading, and that all reasonable enquiries to ascertain such facts have been made and that this resolution and additional disclosure in terms of section 11.26 of the JSE Listings Requirements pertaining thereto contain all such information required by law and the JSE Listings Requirements.

Litigation statement

In terms of section 11.26 of the JSE Listings Requirements the directors, whose names are given on pages 30 to 33 of the annual report, are not aware of any legal or arbitration proceedings, including proceedings pending or threatened, that may have or have had in the recent past, being at least the previous 12 months, a material effect on Nedbank Group's financial position.

13 SPECIAL RESOLUTION 2

Amendment of article 18.3 of the articles of association

'Resolved, as a special resolution of the company, that with effect from 18 May 2007, pursuant to the Companies Act, 61 of 1973, as amended (the Act), but subject to the consent of the Registrar of Banks having been obtained in terms of section 56 of the Banks Act, 94 of 1990, as amended (the Banks Act), the articles of association of the company be and hereby are amended by deleting the second sentence of article 18.3 and replacing it with the following:

'No person, other than a director retiring at an annual general meeting, shall, unless recommended by the directors for election, be eligible for election to the office of director at any such annual general meeting, unless there shall have been given, to the Secretary, notice in writing by some member duly qualified to be present and vote at the annual general meeting of the intention of such member to propose such person for election as director and also notice in writing signed by the person to be proposed of his willingness to be so elected. Such notices, to be effective, shall be given no later than 14 days after the publication on the Securities Exchange News Service of the JSE of the financial results (whether audited or reviewed) of the company for the financial year to be reported on at such annual general meeting.'

The reason for proposing special resolution 2 is to provide a more practicable timing dispensation for the giving of notice by a member or a nomination of a person for the election as a director at an annual general meeting of the company. The effect of such special resolution is to amend the articles of association to give effect to it in accordance with its terms.

14 SPECIAL RESOLUTION 3

Amendment of article 32.5 of the articles of association

'Resolved, as a special resolution of the company, that with effect from 18 May 2007, pursuant to the Companies Act, 61 of 1973, as amended (the Act), but subject to the consent of the Registrar of Banks having been obtained in terms of section 56 of the Banks Act, 94 of 1990, as amended (the Banks Act), article 32.5 of the articles of association of the company be and hereby is amended by the deletion of the existing article 32.5 in its entirety and the substitution thereof by the insertion of the following new article 32.5 in its stead:

'Any notice by post shall be deemed to have been served at the time when the letter containing the same was posted, and in proving the giving of the notice by post, it shall be sufficient to prove that the letter containing the notice was properly addressed and posted.'

The reason for and effect of special resolution 3 is that currently article 32.5 provides for deemed receipt of a notice on the seventh day after posting and the company requires to update and amend the current article with wording as contained in Table A of the Act with the date on which the notice has been deemed to be served being the date of posting.'

Voting by proxy

A member entitled to attend and vote at the meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the company. Completed proxy forms should be received at the office of the transfer secretaries no later than 24 hours before the time appointed for the holding of the annual general meeting.

By order of the board

GS Nienaber
Company Secretary

Sandown
12 March 2007



Registered office
Nedbank Group Limited
Reg No 1966/010630/06
Nedbank Sandton

135 Rivonia Road
Sandown, 2196
PO Box 1144
Johannesburg, 2000

Transfer secretaries in South Africa
Computershare Investor Services 2004 (Pty) Limited
70 Marshall Street
Johannesburg, 2001

PO Box 61051
Marshalltown, 2107
Tel: +27 (0)11 370 5000
Fax: +27 (0)11 688 5238

Transfer secretaries in Namibia
Transfer Secretaries (Pty) Limited
Shop 8, Kaiserkrone Centre
Post Street Mall,
Windhoek, Namibia

PO Box 2401
Windhoek, Namibia
Tel: +264 61 227 647
Fax: +264 61 248 531

THE EXPLANATORY NOTES REGARDING PROXIES AND RESOLUTIONS FOR THE ANNUAL GENERAL MEETING

1 **Explanatory notes regarding proxies**

1.1 A member entitled to attend and vote at the annual general meeting may appoint a proxy or proxies to attend, speak and vote in his/her stead. A proxy need not be a member of the company. The appointment of a proxy will not preclude a member from attending and/or voting at the annual general meeting. A form of proxy for use at the annual general meeting is enclosed.

1.2 To be valid the form of proxy and the power of attorney or other authority (if any) under which it is signed, or a duly certified copy thereof, should be lodged by hand with the transfer secretaries in South Africa, Computershare Investor Services 2004 (Pty) Limited, Ground Floor, 70 Marshall Street, Johannesburg, 2001, or posted to PO Box 61051, Marshalltown, 2107, or faxed to +27 (0)11 688 5238, or the transfer secretaries in Namibia, Transfer Secretaries (Pty) Limited, Shop 8, Kaiserkrone Centre, Post Street Mall, Windhoek, Namibia (PO Box 2401, Windhoek, Namibia) to be received no later than 09:00 on Thursday, 17 May 2007.

1.3 The attention of members is directed to the additional notes contained in the form of proxy relating to the completion of the form, which should be completed only by registered holders of certificated Nedbank Group ordinary shares and holders of dematerialised Nedbank Group ordinary shares with own-name registration.

1.4 Holders of Nedbank Group ordinary shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with a nominee or, if applicable, a central securities depository participant (CSDP) or broker to furnish such nominee, CSDP or broker with the necessary authority to attend and vote at the annual general meeting or they should instruct their nominee, CSDP or broker (as the case may be) on how they wish their votes to be cast on their behalf at the annual general meeting .

1.5 Members attending the annual general meeting will be afforded the opportunity of putting questions to the directors and management. A perforated form has been included for this purpose.

2 **Explanatory notes to resolutions for the annual general meeting**

Receipt and adoption of annual financial statements and reports

In terms of the Companies Act, 61 of 1973, as amended (the Act), the directors are required to present to members at the annual general meeting the annual financial statements, incorporating the report of the directors, for the year ended 31 December 2006, together with the report of the auditors contained in the annual financial statements.

Payment of dividends

An interim dividend of 1,99694 shares for every 100 Nedbank Group shares held, or 209 cents per ordinary share to those members who did not elect to receive capitalisation shares, was declared on 7 August 2006 and issued/paid on 18 September 2006. A final dividend of a number of Nedbank Group shares, to be determined in terms of the capitalisation award ratio, for every 100 Nedbank Group shares held to those members who elected (or were deemed to have elected) the capitalisation award, and 284 cents per ordinary share to those members who did not elect to receive capitalisation shares, was declared on 21 February 2007. Members are asked to note and confirm the dividends paid/payable.

Election of directors who retire by rotation or retire as a result of filling a casual vacancy

In terms of the company's articles of association (articles) one-third of the directors are required to retire at each annual general meeting and may offer themselves for election. In addition, any person appointed to fill a casual vacancy on the board of directors, or as an addition thereto, since the last annual general meeting is similarly required to retire and is eligible for election at the annual general meeting. Biographical details of the directors of the company retiring by rotation, or as a result of an appointment during the year, are set out on pages 30 to 33 of the Nedbank Group 2006 Annual Report. Voting will be conducted in respect of each director individually.

Appointment of any person proposed as a director in terms of article 18.3 of the company's articles

Article 18.3 of the company's articles makes provision for a member to propose a person for election as a director. Any nominations received by the company that comply with the requirements of the company's articles will be considered by members and put to the vote, but shall be subject to regulatory approval in the normal course.

Remuneration of directors

In terms of article 17.7 of the company's articles, remuneration shall be payable to the directors as determined by the company in general meeting. Full particulars of all fees and remuneration are contained on pages 93 to 103 of the Nedbank Group 2006 Annual Report. The Nedbank Group Board has recommended the following increases in the non-executive directors' fees for the 2007 financial year:

- Chairman's fee to be increased from R2 250 000 to R2 500 000 per annum;
- Nedbank Group Limited Board member fee to be increased from R75 000 to R95 000 per annum;

- Nedbank Limited Board member fee to be increased from R60 000 to R80 000 per annum;
- Group Audit Committee member fee to be increased from R80 000 to R96 000 per annum;
- Group Remuneration Committee member fee to be increased from R50 000 to R55 000 per annum;
- Group Risk Committee member fee to be increased from R50 000 to R60 000 per annum;
- Board Strategic Innovation Management Committee member fee to be increased from R30 000 to R35 000 per annum; and
- Group Transformation and Sustainability Committee member fee to be increased from R30 000 to R40 000 per annum.

Reappointment of auditors

This resolution proposes the reappointment of the company's existing joint auditors, Deloitte & Touche and KPMG Inc, until the next annual general meeting. The appointments are recommended by the directors of the company following the review and recommendation by the Group Audit Committee.

Remuneration of auditors

This resolution gives authority to the directors to fix the remuneration of the auditors (proposed to be reappointed in terms of the above resolution). The aggregate auditors' remuneration for audit and other services paid to the auditors for the financial year ended 31 December 2006 amounted to R92 million (2005: R88 million). Particulars of the auditors' remuneration can be found in note 11 on page 205 of the Nedbank Group 2006 Annual Report.

Placing of unissued ordinary shares under the control of the directors

Ordinary resolution 1

In terms of sections 221 and 222 of the Act the members of the company have to approve the placement of unissued shares under the control of the directors. The authority is limited to shares being issued for purposes of Nedbank Group's existing contractual obligations, including for purposes of Nedbank Group's BEE transaction approved in 2005 and the NedNamibia BEE transaction approved in 2006, issue of shares for capitalisation share awards and scrip dividends, as well as for purposes of the various Nedbank Group share incentive schemes.

Amendment to The Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme

Ordinary resolution 2

The current rules of the Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme stipulate that eligible employees exclude people who are within three years from retirement. This has been found to be restrictive as there may be isolated cases where employees, who are within three years from retirement, may need to be considered for a share/option allocation.

Repurchase of shares

Special resolution 1

The company's articles contain a provision allowing the company or any of its subsidiaries to repurchase (acquire) the company's issued shares. This is subject to the approval of members in terms of the company's articles, the Companies Act, 91 of 1973, as amended (the Act), the Banks Act, 94 of 1990, as amended, and the JSE Limited (JSE) Listings Requirements. The existing general authority, granted by members at the last annual general meeting on 4 May 2006, is due to expire, unless renewed.

The directors are of the opinion that it would be in the best interests of the company to extend such general authority and thereby allow the company to be in a position to purchase its own shares on the open market, should market conditions and price justify such action. The proposed authority would enable the company to purchase up to a maximum of 45 149 851 ordinary shares in the capital of the company, with a stated upper limit on the price payable, in terms of the JSE Listings Requirements. Purchases would be made, only after the most careful consideration, in cases where the directors believed in their opinion such purchases were in the best interests of the company and its members.

13 695 984 shares were repurchased during the financial year ended 31 December 2006.

Amendment to article 18.3 of the articles of association: time period for proposing a person for election as director

Special resolution 2

The current article 18.3 of the articles of association of Nedbank Group provides that a member may propose a person for election as a director at the annual general meeting (AGM), if notice in writing of such intent is given to the Company Secretary no fewer than seven days and not more than 14 days before the scheduled date of the AGM. The current timing requirement regarding the notice to be given is impractical, as the notice of the AGM is printed and sent to shareholders at least 21 days before the AGM, therefore rendering the inclusion in the notice of any nomination in terms of article 18.3 impossible. Amending the timing requirements to no later than 14 days after publication of the financial results on SENS (and therefore before finalisation of the notice of the AGM) will provide a more practicable timing dispensation for inclusion of names (if any) in the AGM notice.

Amendment to article 32.5 of the articles of association: date on which a notice is deemed to be served

Special resolution 3

It is proposed that article 32.5 of the articles of association of the company be updated to reflect the wording contained in Table A of the Act, dealing with the date on which a notice has been deemed to be served, being the date of posting.

3 Important notes about the annual general meeting

Date: Friday, 18 May 2007, at 09:00.

Venue: The Auditorium, Retail Place West, Nedbank Sandton, 135 Rivonia Road, Sandown, Sandton, 2196.

Time: The annual general meeting will start promptly at 09:00. Shareholders wishing to attend are advised to be in the auditorium no later than 08:45. The reception area will be open from 08:30, from which time refreshments will be served.

Travel information: The map indicates the location of Nedbank Sandton.

Admission: Shareholders and others attending the annual general meeting are asked to register at the registration desk in the auditorium reception area at the venue. Shareholders, shareholder representatives and proxies may be required to provide proof of identity.

Security: Secure parking is provided at the venue. Attendees are asked not to bring cameras, laptop computers or tape recorders. Cellphones should be switched off for the duration of the proceedings.

Enquiries and questions: Shareholders intending to ask questions relating to the business of the annual general meeting or on other related matters who have not lodged or faxed their question forms with or to either the Company Secretary or transfer secretaries are asked to register their names and addresses and hand in their question forms at the question registration desk. A question form is enclosed on page 296 for this purpose. Staff will be on hand to provide any advice and assistance required.

Sign language interpreter: A sign language interpreter will be in attendance at the annual general meeting.

Certificated shareholders and own-name dematerialised registration

Holders of certificated Nedbank Group ordinary shares wishing to attend the annual general meeting should ensure beforehand with the transfer secretaries of the company that their shares are in fact registered in their name and check the number of shares so registered.

Should their shares not be registered in their own name, but in any other name or form, shareholders wishing to attend and/or vote at the annual general meeting should follow the instructions and explanatory notes that accompany the notice of the annual general meeting.

Similarly, shareholders who are holding dematerialised Nedbank Group ordinary shares and believe these to be held in their own name should check with the transfer secretaries and take the appropriate action in accordance with the instructions and guidance contained herein or obtain assistance from the transfer secretaries, if necessary.

Central Securities Depository Participant (CSDP) or nominee holdings

Holders of Nedbank Group ordinary shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, CSDP or broker to furnish such nominee, CSDP or broker with the necessary authority to attend and vote at the annual general meeting or they should instruct their nominee, CSDP or broker (as the case may be) on how they wish their votes to be cast on their behalf at the annual general meeting. As far as holdings in a CSDP are concerned, these will be guided by the terms of the agreement entered into between shareholders and their CSDP or broker.

Proxies

Shareholders completing a proxy form (see note 1 on page 302) should ensure that their proxy form reaches the address, as indicated in note 1.2 on page 302, no later than 09:00 on Thursday, 17 May 2007.

Enquiries

Any shareholders having difficulties or questions pertaining to the annual general meeting or the above are invited to contact the Company Secretary's office on +27 (0)11 294 9105/6/7.

Form of proxy

NEDBANK GROUP

Nedbank Group Limited
(Incorporated in the Republic of South Africa)
Reg No 1966/010630/06
JSE share code: NED; NSX share code: NBK
ISIN: ZAE000004875
(Nedbank Group or the company)

For use by members and registered holders of certificated Nedbank Group ordinary shares and holders of dematerialised Nedbank Group ordinary shares registered in their own name at the annual general meeting to be held in the Auditorium, Retail Place West, Nedbank Sandton, 135 Rivonia Road, Sandown, Sandton, on Friday, 18 May 2007, at 09:00 and at any adjournment thereof.

Holders of Nedbank Group ordinary shares (whether certificated or dematerialised) through a nominee should not complete this form of proxy but should timeously make the necessary arrangements with that nominee or, if applicable, central securities depository participant (CSDP) or broker (as the case may be) to furnish such nominee, CSDP or broker with the necessary authority to attend and vote at the annual general meeting or they should instruct their nominee, CSDP or broker (as the case may be) on how they wish their votes to be cast on their behalf at the annual general meeting.

I/We ______________________________

of (address) ______________________________

____

being the holder(s) of [ ] ordinary shares in the company, appoint (see note 1):

1 ______________________________ or failing him/her

2 ______________________________ or failing him/her

3 the chairman of the annual general meeting

as my/our proxy to act for me/us and on my/our behalf at the annual general meeting that will be held for the purpose of considering and, if deemed fit, passing with or without modification ordinary and special resolutions to be proposed thereat and at any adjournment thereof, and to vote for and/or against such resolutions and/or to abstain from voting in respect of the ordinary shares registered in my/our name(s), in accordance with the following instructions (see note 3):

	Number of votes (one vote per ordinary share)		
Resolutions	**For**	**Against**	**Abstain**
1 Receipt and adoption of annual financial statements			
2 Noting and confirmation of payment of dividends			
3.1 Election as a director of Mr CJW Ball, who is retiring by rotation			
3.2 Election as a director of Mr BE Davison, who is retiring by rotation			
3.3 Election as a director of Prof MM Katz, who is retiring by rotation			
3.4 Election as a director of Mr ME Mkwanazi, who is retiring by rotation			
3.5 Election as a director of Mr JH Sutcliffe, who is retiring by rotation			
4 Election of Ms TCP Chikane, who was appointed as a director during the year			
5 Consideration and putting to the vote of the appointment of any person proposed as a director in terms of article 18.3 of the company's articles of association			
6 Approval of the non-executive directors' fees			
7 Approval of the remuneration paid to executive directors			
8 Reappointment of the joint auditors			
9 Determination of the remuneration of the joint auditors			
10 Ordinary resolution 1 – placing of unissued ordinary shares under the control of the directors			
11 Ordinary resolution 2 – amendment to The Nedbank Group (2005) Share Option, Matched Share and Restricted Share Scheme			
12 Special resolution 1 – general authority to repurchase shares			
13 Special resolution 2 – amendment of article 18.3 of the Articles of Association			
14 Special resolution 3 – amendment of article 32.5 of the Articles of Association			

Signed at (place) ______________ on (date) ______________ 2007

Signature ______________________________
Assisted by me
(where applicable)
Please read the notes on the reverse side hereof.

Contact details
Tel:
Fax:
Email:

1 Each member is entitled to appoint one or more proxies (who need not be a member of the company) to attend, speak and vote in place of that member at the annual general meeting.

2 A member may insert the name of a proxy or the names of two alternative proxies of the member's choice in the space provided, with or without deleting 'the chairman of the annual general meeting'. The person whose name stands first on the form of proxy and who is present at the annual general meeting shall be entitled to act as proxy to the exclusion of the persons whose names follow.

3 A member's instructions to the proxy have to be indicated by the insertion of the relevant number of votes exercisable by that member in the appropriate box provided. Failure to comply with this shall be deemed to authorise the chairman of the annual general meeting, if the chairman is the authorised proxy, to vote in favour of the ordinary and special resolutions at the annual general meeting or the appointed proxy to vote or to abstain from voting at the annual general meeting, as he/she deems fit, in respect of all the member's votes exercisable thereat.

4 A member or his/her proxy is not obliged to vote in respect of all the ordinary shares held by such member or represented by such proxy, but the total number of votes for or against the ordinary and special resolutions and in respect of which any abstention is recorded may not exceed the total number of votes to which the member or his/her proxy is entitled.

5 Documentary evidence establishing the authority of a person signing this form of proxy in a representative capacity has to be attached to this form of proxy, unless previously recorded by the company's transfer secretaries or waived by the chairman of the annual general meeting.

6 The chairman of the annual general meeting may reject or accept any form of proxy that is completed and/or received other than in accordance with these instructions and notes.

7 Any alterations or corrections to this form of proxy shall be initialled by the signatory(ies).

8 The completion and lodging of this form of proxy shall not preclude the relevant member from attending the annual general meeting and speaking and voting in person thereat to the exclusion of any proxy appointed in terms hereof, should such member wish to do so.

9 Forms of proxy have to be lodged with or posted to the transfer secretaries in South Africa: Computershare Investor Services 2004 (Pty) Limited (Computershare), 70 Marshall Street, Johannesburg, 2001 (PO Box 61051, Marshalltown, 2107) or in Namibia: Transfer Secretaries (Pty) Limited, Shop 8, Kaiserkrone Centre, Post Street Mall, Windhoek, Namibia (PO Box 2401, Windhoek, Namibia), to be received no later than 09:00 on Thursday, 17 May 2007. Proxy forms can also be submitted by fax to Computershare (fax number +27 (0)11 688 5238), subject to the proxy instructions meeting all other criteria.

10 This proxy form is to be completed only by those members who are:

- holding shares in a certificated form; or
- recorded in the subregister as holding shares in dematerialised electronic form in their own name.

11 Holders of Nedbank Group ordinary shares (whether certificated or dematerialised) through a nominee should timeously make the necessary arrangements with that nominee or, if applicable, central securities depository participant (CSDP) or broker (as the case may be) on how they wish their votes to be cast on their behalf at the annual general meeting. As far as holdings in a CSDP are concerned, these will be guided by the terms of the agreement entered into between members and their CSDP or broker.

END

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